SAFRAN

SIÈGE SOCIAL

June 18, 2007

RECEIVED

07024629

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. PRESS RELEASES

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

- SAFRAN 2006 Reference Document
- June 13, 2007 – Notice regarding the number of voting rights at the time of the combined shareholder's meeting of May 25, 2007.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- SAFRAN 2006 Annual Report

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

Micellaneous Notices

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917

Registered office : 2, boulevard du Général Martial Valin, Paris 15e

Commercial Registry of Paris : 562082909

VOTING RIGHTS

Pursuant to the provisions of Article L.233-8 of the French Commercial Code, it is specified that at the time of the combined shareholder's meeting of the hereabove designated company, held on May 25, 2007, the total number of existing voting rights was 631,807,837.



2006

high-technology group

SAFRAN

AN INTERNATIONAL HIGH-TECHNOLOGY GROUP

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications.
The SAFRAN Group comprises a number of companies with prestigious brands in their own right and, working alone or in partnership, holds European or world leadership positions in its markets.

11.3 billion euros
sales

177 million euros
net income, Group share

61,400
employees

CONTENTS



The SAFRAN Group operates worldwide through design, production and service companies, along with representative offices. Through this global presence, it maintains commercial and industrial relations with the world's leading prime contractors and operators, and provides responsive services and local support for all customers.

Europe: 54% of sales*

North America: 27% of sales*

Asia: 9% of sales*

Rest of the world: 10% of sales*

* Mostly re-exported by prime contractor customers



Russia
Sweden
Hungary
Poland
Czech Republic
Austria
Germany
Denmark
Netherlands
Belgium
United Kingdom
France
Switzerland
Italy
Portugal
Spain
Canada
United States
Mexico
Morocco
Tunisia
India
Japan
China
Singapore
Vietnam

AEROSPACE PROPULSION



45% of sales

Snecma
Snecma designs, develops and produces, alone or in partnership, engines for commercial and military aircraft, as well as rocket engines for launchers and satellites.

Snecma Services
Snecma Services is specialized in maintenance, repair and overhaul (MRO) services for commercial and military aircraft engines.

Turbomeca
The world's leading manufacturer of helicopter engines, Turbomeca offers the world's most complete range of turbine engines.

Microturbo
Microturbo is a world leader in jet engines for missiles, target drones and UAVs.

Snecma Propulsion Solide
Snecma Propulsion Solide, the European leader in solid propulsion, designs and produces solid rocket motors for missiles and launchers, and thermostructural composite materials for the aerospace and manufacturing industries.

Techspace Aero
Techspace Aero designs, develops and supplies modules and equipment for aircraft and rocket engines.

AIRCRAFT EQUIPMENT



23% of sales

Aircelle
Aircelle is one of the world's top two producers of nacelles for commercial airplane engines.

Hispano-Suiza
Hispano-Suiza is a recognized specialist in control systems and equipment for commercial and military aircraft engines.

Messier-Dowty
Messier-Dowty is the world's leading producer of landing gear for commercial and military airplanes and helicopters.

Messier-Bugatti
Messier-Bugatti is a world leader in aircraft braking, with a customer list including nearly 250 different airlines.

Messier Services
Messier Services is one of the world's leading providers of MRO services for landing systems.

Labinal
Labinal is a world leader in the production of electrical wiring for aircraft.

Teuchos
Teuchos is an engineering and consulting company, working for customers in the aerospace, defense, auto and rail industries. It provides support for product development.

DEFENSE SECURITY



13% of sales

COMMUNICATIONS



19% of sales

Sagem Défense Sécurité
Sagem Défense Sécurité, Europe's third largest defense electronics and security company, operates in three main sectors: navigation and aeronautical systems, optronics and air-land systems, and security.

Sagem Orga GmbH
The world leader in smartcards, Sagem Orga offers innovative, personalized solutions, featuring the latest technologies, in the telecommunications, health, ID card and banking card sectors.

Sagem Monetel
A subsidiary of Sagem Défense Sécurité specialized in electronic payment solutions.

Sagem Morpho, Inc.
Sagem Morpho Inc. develops, integrates and manufactures biometric identification systems. Its products feature multibiometric technologies for digital fingerprint, iris and facial recognition.

Sagem Avionics, Inc.
The U.S. based subsidiary of Sagem Défense Sécurité specialized in civil and military avionics.

Vectronix AG
A Swiss company specialized in defense optronics.

Sagem Communication
Sagem Communication has two core businesses: mobile phones and broadband communications.

The Sagem brand of mobile phones is present in international markets. The company has set up industrial and commercial partnerships with companies such as Bird (China), to penetrate new markets.

In the broadband sector, Sagem Communication designs, develops and manufactures a complete range of products for the growth markets of broadband connectivity, video and printing.

Sagem Communication also deploys an extremely dense international network of commercial subsidiaries, to ensure that the Sagem brand establishes its position with major European retailers.

INTERVIEW WITH JEAN-PAUL BÉCHAT, CHIEF EXECUTIVE OFFICER


SAFRAN

HOW WOULD YOU EVALUATE SAFRAN'S 2006 RESULTS?

A balance sheet includes both assets and liabilities. For the latter, we had to revise our earnings objectives twice. On the positive side, we booked an exceptional number of orders last year, especially 2,121 for the CFM56, smashing our previous record of 1,640 in 2005.

GIVEN THIS NEW RECORD FOR COMMERCIAL AIRCRAFT ENGINE ORDERS, HOW DO YOU SEE THE GROUP'S POSITION IN AVIATION MARKETS?

In general, SAFRAN has maintained its leadership positions in all of our aviation markets, often as No. 1, and we are expanding our market shares. For example, we won a major contract from the U.S. Army, which selected our turbine engines to power 322 UH-72 helicopters.

DESPITE THE GROUP'S EXCELLENT BUSINESS VOLUMES, SAFRAN POSTED RESULTS FOR 2006 THAT YOU CALLED "DISAPPOINTING". COULD YOU TELL US WHY?

Our Group ran into problems in two areas. In the Defense Security branch, some major programs experienced delays and budget overruns, which led to accounting adjustments. But that doesn't call into question the performance we deliver to our customers, nor the exceptional technology offered by our products. In the Communications branch, despite the high quality of our mobile phones and our people, clearly recognized by major operators, our size does not allow us to amortize the major investments needed, leading to significant losses.

WHAT MEASURES HAVE YOU TAKEN, OR ARE YOU PLANNING TO TAKE, TO RETURN THE DEFENSE SECURITY AND COMMUNICATIONS BRANCHES TO PROFITABILITY, AND WHAT IS THE TIMETABLE?

Our Defense Security branch will be organized in two main companies, more tightly focused on their markets: one for avionics, optronics and defense, and the other for security. Furthermore, we are setting up strengthened internal control and management procedures in these companies, to bring them to the same level of transparency and strict

"Last year we booked record numbers of orders, but our earnings were less than expected. Faced with losses in the Communications and Defense Security branches, the Group launched corrective actions that should allow these branches to break even in 2007. At the same time, SAFRAN continued to increase its share of global markets, based on its top-flight technologies and teams."

economic standards as the rest of the Group. This branch will post a profit in 2007.
In the last quarter of 2006 we started to revamp our industrial policy in the mobile phone sector. We refocused our product portfolio on mid- and high-end products and set up partnerships to develop and produce mobile phones for other brands, operators and manufacturers. For example, an agreement with Sony Ericsson took effect in March 2007. This type of accord illustrates the quality of our technologies and teams, and provides a real growth opportunity for the mobile phone division. Thanks to this refocus, coupled with the termination of loss-making operations in the broadband business, our Communications branch should reach break-even in 2007.

THE GROUP'S WORKFORCE GREW CONSIDERABLY IN 2006. WHAT'S YOUR REACTION TO THIS DEVELOPMENT?
This is a natural outgrowth of our products' market success, the increase in our market shares, and the growth in our backlog of orders. To meet this challenge, we have to call on new resources, both within and outside the Group. In France, we hired some 2,600 new employees, reflecting our commitment to develop competencies.
At the same time, the fast-paced growth of our international workforce will support our export sales by ensuring a solid position in local markets.

WHAT'S THE OUTLOOK FOR SALES AND EARNINGS IN 2007 AND THE FOLLOWING YEARS?
We enjoy a healthy financial position. The weak U.S. dollar is a problem of course, but the Group can overcome it through savings initiatives plus the moves launched several years ago to decrease exposure. We also have a remarkable portfolio of technologies, which continues to grow as we filed for 350 new patents in 2006. Nor have we slackened off in our preparations for the future: we continue to improve productivity, develop new technologies and products, modernize our facilities, focus on customer support and develop our service business, by capitalizing on the strong growth in our installed base. This strategy has been rewarded by major new orders booked in early 2007, which will guarantee solid ongoing development for the SAFRAN Group.

GOVERNANCE

SUPERVISORY BOARD

The SAFRAN Supervisory Board meets at least four times a year, in particular to approve the consolidated and non-consolidated financial statements and to read the Executive Board's quarterly report. At December 31, 2006, the Supervisory Board comprised the following:

18 MEMBERS

Mario Colaiacovo
Chairman of the Supervisory Board of SAFRAN

Anne Lauvergeon
Vice Chairman of the Supervisory Board of SAFRAN

Christophe Burg[1]

François de Combret

Armand Dupuy

Jean-Marc Forneri

Yves Guena

Christian Halary[2]

Xavier Lagarde

Jean-Yves Leclercq[1]

Shemaya Levy

Michel Lucas

Francis Mer

Michèle Monavon[2]

Jean-Bernard Pene[1]

Jean Rannou

Bernard Vatier

Michel Wachenheim[1]

SUPERVISORS
Georges Chodron de Courcel
Pierre Moraillon

GOVERNMENT COMMISIONER
Étienne Bosquillon de Jenlis

1. Representing the State.
2. Representing employee shareholders.

EXECUTIVE COMMITTEE (AT DECEMBER 31, 2006)



Jean-Paul Béchat
Chief Executive Officer



Marc Ventre
Executive Vice President, Aerospace Propulsion



Yves Leclère
Executive Vice President, Aircraft Equipment



Jean-Paul Herteman
Executive Vice President, Defense Security



Xavier Lagarde
Executive Vice President, Communications
Member of the Executive Board

SUPERVISORY BOARD COMMITTEES

The Supervisory Board drew on the work of four separate committees in 2006. Each committee can call on its choice of corporate officers and managers to address specific subjects.

AUDIT COMMITTEE

The Audit Committee examines accounting and financial documents. In addition, it reviews internal and external control objectives, programs and action plans for SAFRAN.

Members: Shemaya Lévy (chairman), Mario Colaiacovo, Jean-Yves Leclercq and Michel Lucas.*

APPOINTMENT COMMITTEE

The Appointment Committee submits proposals for the appointment of members to the Supervisory Board, as well as for corporate officers' succession. It prepares the Supervisory Board's examination of corporate governance issues, and conducts the evaluation of the Supervisory Board. It submits for approval by the Supervisory Board the presentation of its members in the annual report, and particularly the list of independent members.

Members: Michel Lucas (chairman), Mario Colaiacovo, Christophe Burg, Anne Lauvergeon, Jean-Yves Leclercq and Bernard Vatier.*

REMUNERATION AND OPTIONS COMMITTEE

The Remuneration and Options Committee submits to the Supervisory Board a proposal for remuneration of corporate officers, including cash, retirement and other benefits, and all types of remuneration received from all Group companies. The committee proposes the criteria used to calculate the variable part of remuneration and monitors the application of these criteria. It informs the Board of the policy for allocating stock options, and issues recommendations on the list of beneficiaries. It is kept informed on the group's remuneration policy, in particular for its senior management.

Members: François de Combret (chairman), Mario Colaiacovo, Jean-Marc Forneri and Bernard Vatier.*

STRATEGY COMMITTEE

The Strategy Committee examines and evaluates all of the company's investment and divestment plans that could have a significant impact in terms of its internal or external growth.

Members: Mario Colaiacovo (chairman), François de Combret, Christophe Burg, Anne Lauvergeon and Jean-Yves Leclerq.*

* At December 31, 2006.

SAFRAN Group corporate values

Total customer focus

Commitment

Innovation

Responsiveness

The power of teamwork

People development and recognition

Corporate citizenship



Dominique-Jean Chertier
Executive Vice President, Social and Institutional Affairs
Member of the Executive Board



Armand Dupuy
Executive Vice President, Research & Technology



Noël GAUTHIER
Executive Vice President, Economic and Financial Affairs



Alain Marcheteau
General Counsel and Secretary

FINANCIAL AND OPERATING HIGHLIGHTS

CONSOLIDATED SALES* (€ millions)


10,576
11,329
2005
2006

SALES

SAFRAN's consolidated sales rose 7.1% over 2005; at constant size and exchange rates, the increase would have been 10.4%.

OPERATING INCOME

SAFRAN's operating income declined 33.5% in 2006, due to non-recurring events at the Defense Security branch, and because of continued difficult market conditions for the Communications branch. Results for the two aerospace branches continued to be buoyant.

NET INCOME

Consolidated net income declined more than operating income because of an increased tax expense.

FINANCIAL POSITION

The Group's net debt decreased 11% from 2005, and the debt to equity (gearing) ratio stood at 9%, reflecting a healthy financial situation and a favorable balance sheet structure.

OPERATING INCOME*
(€ millions)


699
465
2005
2006

NET INCOME (Group share)
(€ millions)


444
177
2005
2006

ORDERS
(€ millions)


12,623
13,513
2005
2006

NET DEBT/ SHAREHOLDERS' EQUITY


10%
9%
2005
2006

CASH FLOW*
(€ millions)


1,074
1,003
2005
2006

EMPLOYEES
(at December 31, 2006)


58,000
61,400
2005
2006

* Adjusted, proforma figures.

ORDERS

Orders once again increased in 2006, despite the records already set in 2005. This was especially true in the aviation market, with orders for 2,121 CFM56 engines, 1,034 helicopter engines, a number of different systems and assemblies (wheels and brakes, wiring, etc.) and Sperwer tactical UAVs (unmanned aerial vehicles). A number of orders were also booked for biometric systems.

EMPLOYEES

The Group continued to recruit in France in 2006, with some 2,600 new hires, including 1,300 engineering and management staff. It also continued international development, as the workforce outside France increased by 20%.

For more information:
www.safran-group.com
"Finance"

SALES

By branch



45% Aerospace Propulsion
23% Aircraft Equipment
13% Defense Security
19% Communications

By region



10% Rest of the world
9% Asia
27% North America
54% Europe*

EMPLOYEES

By branch



35% Aerospace Propulsion
32% Aircraft Equipment
16% Defense Security
17% Communications

By region



7% Africa
6% Asia-Pacific
12% Americas
75% Europe

* Mostly re-exported by prime contractor customers.

RESEARCH, TECHNOLOGY AND DEVELOPMENT

SAFRAN's Research, Technology and Development (RTD) model reflects a two-pronged objective: facilitate the development of new technologies and meet growing demand for environmental protection.

Research, Technology and Development at SAFRAN draws on a network of 12,000 people. It is decentralized, but is also organized to foster technological synergies. We have therefore created "centers of expertise" spanning the skills deployed by several Group companies in specific disciplines: materials and processes, acoustics, power electronics, etc.

↘ Hispano-Suiza test bench dedicated to the characterization of electrical networks on aircraft.



FOCUS

MORE ELECTRIC AIRCRAFT

SAFRAN is a leader in the trend toward more electric aircraft (in which electric energy replaces the traditional hydraulic and pneumatic drives), with companies working on all key components. We are a leader or partner in all major French and European R&T programs in this area: Moderne (Modular Electrical Network), POA (Power Optimized Aircraft), Moet (More Open Electrical Technologies). We have also launched our own initiatives, including programs coordinated by the new Safran Power Electronics Center, or Spec. Reflecting our commitment, the new electrical thrust reverser actuation system (Etras) for the Airbus A380 was certified in 2006.

MAJOR RTD FUNDING

In 2006, SAFRAN invested some 1.4 billion euros in Research, Technology and Development, including nearly 220 million euros in R&T alone. The extent of this investment, more than half of which is self-financed, clearly indicates the Group's emphasis on building solid foundations for the future, while also seeking new breakthroughs or even disruptive technologies. Breakthroughs of this nature drive innovation in products and services, and are an essential factor in SAFRAN's success on new programs.

STRATEGIC OBJECTIVES

SAFRAN's R&T efforts are in line with the Group's strategy, and reflect our priorities in developing the technologies and products that will meet the market's evolving requirements. In 2006, for instance, we focused our efforts on "more electric" aircraft, new aeronautical materials, navigation/guidance systems for civil applications, more environmentally-friendly turbomachinery (reduced greenhouse gas emissions and noise), integrating intelligence in aircraft engines and equipment, rocket propulsion for space and ballistic missiles, and computer modeling and numerical simulation.

PARTNERSHIPS, WELLSPRING OF INNOVATION

SAFRAN applies a proactive policy of forming scientific partnerships with many different laboratories both in France and abroad. By joining external "networks of expertise", we can count on a powerful engine of innovation. In 2006, SAFRAN invested in several centers



↗ M88-2 combustor under test.

of competitiveness, and also supported the French Aerospace Research Foundation as one of its members.

We already have long-standing partnerships with national research organizations CNRS (scientific research), CEA (atomic energy commission) and Onera (aerospace research). In addition, SAFRAN is a partner in advanced research initiatives in France, such as Inca (combustion), Maia (advanced modeling) and Iroqua (reducing aircraft engine noise). Several of our subsidiaries are directly involved in the European Commission's 6th PCRD R&D Framework Program, through an array of projects: Vital (clean engines), Moet (more electric aircraft), Casam (security in aircraft), etc. Our companies are also gearing up for major European research projects within the scope of the 7th PCRD. Other types of partnerships were formed in 2006 with industry, suppliers and customers, in particular to pave the way for tomorrow's consumer terminals

PATENTS, DRIVING EXCELLENCE

The Group's active patent policy, applied in all areas, has borne fruit. Last year, we filed for nearly 380 patents, placing us among the leaders in France. We now have a healthy portfolio of 11,000 patents around the world, reflecting our innovative mindset and heavy investments in Research, Technology and Development.

HEALTH, SAFETY AND ENVIRONMENT

SAFRAN's Health, Safety and Environment (HSE) policy, launched in 2005, continued in 2006 with the aim of consolidating our different environmental cultures to create a Group-wide HSE culture.

Messier-Bugatti Villeurbanne eliminates PAH releases



↗ The atmospheric emissions treatment facility set up by Messier-Bugatti at its Villeurbanne plant has eliminated the release of polycyclic aromatic hydrocarbons (PAH) and benzene.

In 2006, SAFRAN set up a communications and training plan aimed at our managers to promote a Group-wide Health, Safety and Environment culture. About one hundred operational directors and plant managers took a course at SAFRAN University to expand their knowledge of specific HSE management principles.

There is growing demand for in-house audits as well, so a training course for our auditors was developed to expand and strengthen their skills. By the end of the year, more than 50 auditors had been certified to develop three levels of evaluation: environment, environment-design (ISO 14001), and health-safety (OHSAS 18001). In addition to this basic structure, a number of communications measures were targeted to external stakeholders: a campaign to increase awareness of toxic products, especially those used in surface treatment of aircraft parts; presentation of the new regulation REACH (Registration, Evaluation and Authorization of Chemicals); presentations at and feedback from international conferences (Surfair congress, works doctors conference, symposiums on psychosocial risks and addictive behavior, etc.).

PRODUCTS AND ENVIRONMENTAL PROTECTION

At SAFRAN, we are committed to the design of products combining technological innovation and excellent environmental performance. Several working groups conducted research into major issues during the year, such as the elimination of dangerous substances and their replacement by other products, a decrease in the environmental disturbance caused by aircraft engines, "eco-design" and treatment of products at end-of-life, etc. Research programs continued at several Group companies in 2006, to eliminate the use of lead, cadmium and chromium VI. Design studies aimed at the eventual replacement of trichloroethylene resulted in the deployment of alternative solutions.

SAFRAN teamed up with the National Research and Security Institute (INRS) to complete the first epidemiological study on carbon particles, as part of an effort to increase our understanding of toxicological risks. The Group also participated in the European research program "Clean Sky", designed to significantly decrease the impact of air transport on the environment. In the consumer market, for mobile phones, fax machines, set-top boxes, DTTV receivers, photo printers, etc., SAFRAN partners the company Ecologic, dedicated to the treatment and recycling of electronic products at end-of-life.

The Group is participating in the European project Ecodis (Eco Design Interactive System), which aims to identify and evaluate the interactions of "eco-designed" products with their environment. Reflecting this approach, SAFRAN carried out eco-design studies for a digital TV set-top box in 2006.

↗ Snecma's Vernon plant, in Normandy, is located in the midst of a vast forest.
At December 31, 2006, 63 SAFRAN facilities had earned ISO 14001 certification for their environmental management systems.

UNIFIED RISK MANAGEMENT

SAFRAN continued to apply a unified industrial risk management policy at all facilities. We developed various tools to ensure the consistency of procedures and actions, and to apply them throughout the Group. For example, we drew up Group guidelines to support the application of 16 standards by all companies worldwide. We also developed a software program able to evaluate the exposure of employees to dangerous substances, and the risks entailed, and tested it at a pilot site. Two other tools were also created to help design engineers evaluate materials and processes, ensure the traceability of dangerous substances used in products, and classify each process in relation to its human and environmental impact.

Detection rate
of risky situations
up 70%

The Group's actions to prevent accidents in the workplace have enabled identifying "accident warning signs", i.e., situations or conditions that should be corrected. Through this approach, the Group increased its detection rate by 70% in 2006.



HUMAN RESOURCES

SAFRAN continued to apply a proactive policy of social unity, launched at the creation of the Group, while at the same time investing in diversity, internationalization of management and equal opportunity.

Based on an active dialog between labor and management, SAFRAN's social unity policy is designed to offer the same social benefits for all Group employees. Several agreements were signed in 2006 in line with the profit-sharing agreement signed three months after the creation of SAFRAN. These agreements underpinned the establishment of a Group savings plan, both in France and abroad, the creation of a Group-wide works council, and an environment that fosters the development of labor-management discussions. Other discussions got under way concerning the creation of a European works council.



↗ The SAFRAN recruiting ad, "My future, to the power of SAFRAN", was launched in late 2006, and adapted to the Net and student forums.

MANAGEMENT INTERNATIONALIZATION

SAFRAN's expanding global presence resulted in a 20% increase in its international workforce in 2006. Under these conditions, we deployed an action plan to internationalize the Group's human resources, and recognize and support high-potential staff in all countries where SAFRAN operates. The first step was identifying future leaders among the high-potential managers from eleven different countries; we then developed an international training course at SAFRAN University and provided support for international mobility.

DIVERSITY AND EQUAL OPPORTUNITY

As part of its mission to support changes in the Group, the Human Resources department has focused its efforts on diversifying recruitment. The first project is developing the SAFRAN brand as an employer. A campaign targeting university graduates spotlights the many possibilities offered by the Group, especially our wide range of companies and professions, and global presence. We also developed our relations with schools, in particular by increasing participation in forums and bolstering partnerships with engineering and business schools, science-oriented universities and research laboratories.

Diversifying the recruitment pool obviously depends on developing workplace equality, and in particular recruiting women to key positions. In 2006, women accounted for 23% of management hires. We have set a target of 25% for 2007. Other sources of diversification were exploited as well, including the international corporate volunteer program (VIE).

The Group's commitment to welcoming young people in work-study programs underscores our social responsibility. Reflecting our commitment, we signed the "Apprenticeship Charter" drawn up by the French ministry of Employment, Social Integration and Housing. In 2006, for example, the Group's French companies welcomed over 700 apprentices.

Last but far from least, SAFRAN applies a proactive policy of employing disabled workers. A special *"Handicap"* team was created in the corporate Human Resources department at the end of the year, primarily to facilitate the hiring and integration of disabled persons.

↗ The thousand engineers and management staff recruited during the year all took part in "SAFRAN Discovery Days", allowing them to learn more about the Group and meet its senior management team.

PREPARING MANAGERS FOR TOMORROW'S CHALLENGES

SAFRAN's training budget averaged 3.7% of payroll in 2006, reaching up to 4.5% at several companies. The role of SAFRAN University also expanded considerably during the year, thanks to the development of a new set of programs covering all levels of management. More than 1,700 managers from all Group companies participated in a training session at SAFRAN University during the year – which represents an average of four days of courses for each manager, or a total of more than 50,000 hours of training.

Mobility between Group companies rose once again last year, with over 500 transfers, more than half of which involved management staff. These mobility measures spanned various corporate functions, including finance, economics and human resources. SAFRAN University offers training programs that help prepare candidates for changes in profession, company or even country.

2,600 people hired in 2006, including **57%** **under** 30 years old


AFRAN

A CLOSER, SAFER WORLD

AEROSPACE PROPULSION

800 times around the world, all on the wing! Technological advances make air transport safer than ever. The CFM56 is so reliable that one of these engines flew more than 40,000 hours "on-wing", without removal for servicing, or about 32 million kilometers!



AIRCRAFT EQUIPMENT

Landing as lightly as a feather, day after day. Every time an aircraft lands, its landing gear has to support a load of hundreds of tons. Every 2.5 seconds, somewhere in the world, an aircraft touches down on Messier-Dowty landing gear, smoothly and safely.



DEFENSE SECURITY

Take a plane like a train, without waiting. Lines at the customs desks will soon be a thing of the past. With digital fingerprints and iris recognition, we will be able to identify passengers quickly and accurately. This technology is called biometrics, and it's a specialty at Sagem Défense Sécurité.



COMMUNICATIONS

The world at your fingertips. Stay in contact with family and friends, enjoy easy access to communications media around the world, quickly and easily... with Sagem Communication you stay in touch anytime, anywhere, through mobile phones, television set-top boxes and broadband residential gateways.



AEROSPACE PROPULSION

SAFRAN's Aerospace Propulsion branch groups all activities related to **propulsion systems for airplanes, helicopters, missiles and launchers, in the civil, military and space sectors:** design, production, marketing, testing, maintenance and repair.
Working alone or in partnership, companies in the Aerospace Propulsion branch play major roles in today's leading aerospace programs, whether in France, Europe or international markets.

5,073 million euros in sales

21,390 employees

SALES BY MARKET



13%
Military aircraft engines
16%
Helicopter engines
10%
Ballistic and space propulsion
61%
Commercial aircraft engines

MARKETS

Commercial airplane engines
No. 1 worldwide for commercial airplanes with more than 100 seats, through equal partnership with General Electric.

Military aircraft engines
No. 4 worldwide

Helicopter engines
No. 1 worldwide

Space engines
No. 2 worldwide in liquid-propellant propulsion
No. 1 in Europe for solid propulsion



↗ Final assembly of a CFM56-7 turbofan engine at Snecma's Villaroche plant near Paris. This engine is the exclusive powerplant for the Boeing 737 Next Generation family. CFM56 engines are produced jointly by Snecma and General Electric through CFM International. A total of 1,061 CFM56 engines were produced in 2006.


SAFRAN



↗ SuperJet 100.



↗ Sukhoi's new Superjet 100 regional jet is powered by the SaM146 being built by PowerJet, an equal joint venture of Snecma and NPO Saturn.

AEROSPACE PROPULSION

Against the backdrop of a buoyant air transport market, our Aerospace Propulsion branch logged very good results in 2006. Orders for the CFM56 set a new record, while helicopter engine orders were sustained at a high level. The launch business is growing. In the defense market, the M51 missile and the Airbus A400M military transport passed significant milestones in the development of their propulsion systems.

2,121 CFM56 engines ordered in 2006



↗ Final assembly of a CFM56-7B at Snecma's Villaroche plant. Nearly 16,500 CFM56 engines are in service worldwide.

As air traffic continues to grow, the commercial airplane engine business was sustained for the fourth year in a row.

LARGE TURBOFANS

The GE90, in which Snecma holds a 23.5% stake, is the exclusive powerplant for Boeing's 777 widebody twinjets. The 500th engine in the GE90 family was delivered in July 2006. The more powerful GE90-115B version demonstrated unprecedented reliability for a new engine.

RECORD ORDERS FOR THE CFM56

The previous record for CFM56 orders of 1,640, set in 2005, was broken again with 2,121 engines ordered in 2006. A total of 1,061 engines were produced, an increase of 33%. The CFM56 primarily powers the Airbus A320 and Boeing 737 families. The leader in its market, it is commercialized by CFM International, a joint subsidiary of Snecma and General Electric. Nearly 16,500 CFM56 engines are now in service worldwide.

The CFM56-5B and -7B models are incorporating the advances of the Tech Insertion improvement program, enabling them to reduce maintenance costs and meet the upcoming CAEP 6 emissions standards. Certified in 2006, the Tech Insertion versions of these engines were to enter service in 2007.

Work on the LEAP56® technology program also continued at a fast pace in 2006.

REGIONAL AND BUSINESS JET ENGINES

In January 2006, Sukhoi Civil Aircraft Company and PowerJet signed a framework contract concerning the SaM146 propulsion system, which will power Sukhoi's family of



↗ The CFM56-5A and -5B power all members of the Airbus A320 family.



↗ The CFM56-7B from CFM International is the exclusive powerplant for Boeing's 737 Next Generation family.

Superjet 100 regional jets. The SaM146 is being developed by Snecma and NPO Saturn through their joint venture PowerJet. The SaM146 made a successful first ground test in July 2006 on the NPO Saturn test stand in Rybinsk. The second test engine reached the thrust level needed for the 95-passenger version of the Superjet 100.

Snecma also announced the launch of a core demonstrator program in January 2006 for a future engine in the 10,000-pound-thrust class. This launch reflects Snecma's objective of penetrating the engine market for large-capacity, long-range business jets, with a new-generation engine named "Silvercrest".

GROWING SERVICE BUSINESS

Commercial engine maintenance, repair and overhaul (MRO) is logging strong growth because of the increase in aircraft fleets worldwide. Group MRO specialist Snecma Services recorded a strong rise in business volume in 2006, spanning both CFM56 MRO services and spare parts sales. The company won a number of medium and long-term service contracts throughout the year, with customers including Novella, Air One, S7 (Siberia Airlines), Mexicana, Air Berlin and Travel Service.

Snecma Services also bolstered its international network by increasing capacity at its joint ventures Snecma Morocco Engine Services and Sichuan Snecma Aero-engine Maintenance Co. in China. Snecma Services signed an agreement with ITR in August to create Snecma America Engine Services (owned 51% by Snecma Services and 49% by ITR) in Mexico. Mexican airline Mexicana was the first customer for this new MRO shop, based in Queretaro, signing an exclusive 20-year contract for its CFM56-5B engines.



↖ Snecma America Engine Services, a CFM56 MRO center, was recently created in Mexico to support airlines in the Americas.

Silvercrest, Snecma's new business jet engine



↗ A new-generation bizjet engine in the 10,000-lb-thrust class.



↗ The U.S. Army selected Turbomeca's Arriel 1E2 engine for its new UH-72 Lakota helicopter.



↗ Europe's new military transport, the Airbus A400M, is powered by four TP400-D6 turboprop engines, each developing 11,000 shp.

644 Arriel 1E2 engines for the U.S. Army



↗ The Arriel engines powering the U.S. Army's UH-72 helicopters will be assembled at Turbomeca USA's plant in Grand Prairie, Texas.

HELICOPTER ENGINES

Operating in a sustained global market, Turbomeca booked orders for 1,034 helicopter engines in 2006. Production was up 25%, to 979 engines, while the company's service business grew 18%. Faced with growing demand from operators, Turbomeca deployed a new support organization at all facilities.

The commercial highlight of the year was the U.S. Army's selection of the Arriel 1E2 engine to power its new UH-72A helicopters. This contract for 644 engines is the first time that American armed forces have ordered a Turbomeca product. The company boosted its industrial capacities in the United States, by expanding its plant in Grand Prairie, Texas. In China, it created the Beijing Turbomeca Changkong joint venture to produce hydromechanical components.

The partnership between Turbomeca and Rolls-Royce, through the joint venture Rolls-Royce Turbomeca Ltd., was renewed for 25 years. This joint venture is responsible for the RTM322 engine powering NH90 and EH101 Merlin helicopters, as well as the Adour jet engine.

MILITARY ENGINES

Snecma delivered 36 M88-2 engines in 2006 for the air force and naval versions of the Rafale multirole fighter. The first Rafale air force squadron entered service in June. Rolls-Royce Turbomeca Ltd. delivered 85 Adour engines for the Hawk trainer.

The TP400-D6 turboprop for the new Airbus A400M military transport carried out its first ground test with propeller in February at Snecma's Istres site. Rated at 11,000 shaft horsepower, this new turboprop engine is being developed as a joint European project by the company Europrop International.
A major modernization program was launched in the summer of 2006 concerning 32 Atar 9K50 engines powering Royal Moroccan Air Force Mirage F1 fighters.

MISSILE PROPULSION

The successful test launch of the third-generation M51 ballistic missile in November 2006 marked a decisive step in the development of solid rocket motors under the responsibility of G2P, a joint venture of Snecma Propulsion Solide (75%) and SNPE Matériaux Energétiques (25%).
Microturbo, a specialist in jet engines for tactical missiles, posted sustained business, in



↗ Liftoff of an Ariane 5 ECA. This "heavy-lift" version of the launcher, capable of placing 10,000 kg into geostationary transfer orbit, is propelled by two solid booster motors made by Europropulsion, and two cryogenic engines by Snecma: Vulcain 2 for the main stage, and HM7B for the upper stage.



↗ Europrop International's TP400-D6 turboprop engine on Snecma's open-air test stand in Istres, southwest France.



↗ First test launch of France's new M51 strategic missile, from the CEL test range in southwest France. Snecma Propulsion Solide is in charge of propulsion systems for all stages, via the G2P joint venture.

particular with the TRI 60-30 engine for the MBDA Apache and Storm Shadow missiles. MBDA also qualified the TRI-40 for the Exocet B3 modernization program, followed by an initial order for 26 engines. Microturbo signed a framework contract with Saab to supply TRI 60-5 engines for the RBS 15 Mk3 sea-to-sea missile.

SPACE PROPULSION

Five launches of the Ariane 5 ECA heavy launcher were carried out in 2006, boosting ten satellites into orbit. Initial tests of the new Vinci® cryogenic engine validated the design choices for this restartable engine rated at 39,600 lb of thrust, intended for the future Ariane 5 upper-stage. In December, Snecma signed a new contract with the European Space Agency (ESA) concerning the Vinci demonstration phase, within the scope of the Future Launcher Preparatory Program (FLPP).

The P80 solid rocket motor for the first stage of the new European light launcher Vega made a successful first ground test firing at the Guiana Space Center in Kourou, French Guiana. The P80 is being developed by Europropulsion (an equally-owned subsidiary of SAFRAN and Avio); Snecma Propulsion Solide is in charge of the P80's nozzle.

Snecma's PPS® 1350 plasma thruster successfully completed its long-duration mission started back in September 2003, as the Smart-1 lunar probe made a planned crash landing on the Moon on September 3, 2006. With this mission, the PPS® 1350 achieved its endurance qualification with 5,000 hours of operation, during a flight stretching 380,000 kilometers.

FOCUS

FROM THE EARTH TO THE MOON

Launched on September 28, 2003, the Smart-1 probe, powered by its Snecma PPS® 1350 plasma thruster, touched down on the Moon in a planned crash landing on September 3, 2006. During a voyage spanning some 380,000 kilometers, the thruster operated for a total of 5,000 hours, using only 80 kilos of xenon fuel. This highly successful mission demonstrates the reliability and economy of plasma propulsion on satellites.

↘ The Smart-1 lunar probe on its way to the Moon, in this synthesized image.



AIRCRAFT EQUIPMENT

SAFRAN's Aircraft Equipment branch groups all design, production, marketing and MRO operations for **systems and equipment used on civil and military airplanes and helicopters.** Working alone or in partnership, companies in the Aircraft Equipment branch play major roles in today's leading aerospace programs, whether in France, Europe or international markets.

2,644 million euros in sales

19,773 employees

SALES BY MARKET



8%
Other equipment
28%
Engine equipment, nacelles and thrust reversers
22%
Electrical systems
42%
Landing systems

MARKETS

Aircraft engine nacelles
Top two worldwide.

Landing gear
No. 1 worldwide

Wheels and carbon brakes
No. 1 worldwide (mainline commercial jets with more than 100 seats)

Onboard power electronics
A world leader

Aircraft wiring
A world leader



COMPANIES

Aircelle
Hispano-Suiza
Messier-Dowty
Messier-Bugatti
Messier Services
Labinal
Teuchos
Technofan
Sofrance

↗ Visual inspection of a hydrau A320 brake, after dye penetrant testing, at Messier-Bugatti's plant eastern France. All Airbus A320 a with a number of systems designed by Messier-Bugatti: landing gear nosewheel steering, wheels and c and braking control.


SAFRAN



↗ Aircelle supplies the nacelles and thrust reversers for both engines being offered on the Airbus A380.

AIRCRAFT EQUIPMENT

Companies in the Aircraft Equipment branch were very active in 2006 on new civil and military aircraft programs. Business was sustained, with a number of new contract wins, more than 2.8 billion euros in orders booked, and increased international production capacity.

Messier-Bugatti will supply **wheels and carbon brakes** for the Boeing 737 Next Generation family



↗ More than 6,000 Boeing 737 NG twinjets are in service.

NEW CIVIL AIRCRAFT

A number of SAFRAN companies are involved in the Airbus A380 super-jumbo jet. Aircelle is in charge of the nacelles and thrust reversers for both engines being offered on this aircraft. Flight tests in 2006 demonstrated the exceptional acoustic performance and characteristics of this equipment on both the Trent 900 and GP7200 engines. Hispano-Suiza is in charge of the electrical thrust reverser actuation system, or Etras, which was certified in December 2006, proving its ability as the highest performance system of this type in the world. Messier-Bugatti also has a major role on the A380, and its five systems have all been certified: nose and main wheel steering, braking, monitoring, filtration and electrohydraulic distribution.

Group companies are providing more than 100 components, assemblies and systems for the A380, most based on new technologies.

Development continued during the year on the new Boeing 787 Dreamliner long-range widebody. Messier-Bugatti's electric brake was chosen for this new-generation aircraft, working in conjunction with Sagem Défense Sécurité as supplier of the electrical brake actuator controller (EBAC). Qualification tests for this brake started in August. In November, Messier-Dowty delivered the first landing gear shipsets, intended for system testing. Developed by Messier-Dowty, this landing gear features, for the first time, composite structural parts offering proven performance for this new generation of aircraft. Labinal launched production of electrical harnesses for the 787 in 2006.

In the regional aviation market, Messier-Dowty continued development of landing gear for the Sukhoi Superjet 100, while the first nacelles for the SaM146 entered the final production phase at Aircelle Hispano-



↗ Hispano-Suiza developed the electrical thrust reverser actuation system, or Etras, for the A380. Future generations of aircraft will increasingly replace hydraulically-driven systems by electrical systems.



↗ The Airbus A400M military transport features an innovative steering, kneeling and landing (SLK) system developed by Messier-Bugatti.

Suiza played a role in the successful first ground tests of this engine, developed jointly by Snecma and NPO Saturn of Russia, by completing the development and tests of its control system.

Dassault Aviation's new Falcon 7X business jet also incorporates various equipment from SAFRAN: the Messier-Dowty landing gear continued its certification process, and Aircelle delivered the first production-standard nacelles.

MILITARY AIRCRAFT

Messier-Dowty, in charge of the complete landing system for the Airbus A400M military transport, delivered the first parts for the landing gear. It is working hand in hand with Messier-Bugatti, selected for this aircraft's wheels and brakes, as well as the new steering, landing, kneeling (SLK) system. The SLK system not only controls nosewheel steering and landing gear extension/retraction, it also controls the "kneeling and hiking" of the main landing gear for easier loading and unloading. The first components and subassemblies for integration tests were delivered in June. Labinal kicked off production of wiring and electrical cabinets during the year.

The Dassault Aviation Rafale fighter integrates equipment from a number of companies in this branch, including Hispano-Suiza, Messier-Dowty, Messier-Bugatti and Labinal. Production continued last year, with deliveries of aircraft to the new F2 standard for the French air force.



3,000th
A320 family landing gear
delivered by
Messier-Dowty



↗ Messier-Dowty designed and produced the landing gear for the Airbus A318, A319, A320 and A321.

↖ The landing gear developed by Messier-Dowty for the Boeing 787 Dreamliner features composite structural parts.





↗ The wheel and brake production shop at Messier-Bugatti's Molsheim plant is expanding by 2,000 square meters.

↗ In 2006 Messier-Bugatti won its first order for wheels and electrically-actuated carbon brakes on the Boeing 787 Dreamliners ordered by China Eastern Airlines.



↗ In 2006, Messier Services Americas' new Queretaro, Mexico plant was certified by both Mexican authorities and the American FAA.

Landing gear MRO specialist **Messier Services Americas** opened in 2006

COMMERCIAL AIRPLANES

Group business was buoyant for commercial airplanes already in service, especially the Airbus A320 family (A318, A319, A320, A321). Aircelle recorded a 40% jump in thrust reverser deliveries, as it shipped 400 A320 thrust reversers during the year, plus 56 units for the A330 and 80 complete nacelles for the Airbus A340-500/600. Messier-Dowty delivered its 3,000th landing gear for the A320 family. In the first half of the year, Messier-Bugatti wheels and carbon brakes broke through in the regional aviation market, as they were chosen by several airlines for some 40 ATR 72 twin turboprops.

EXPANDED INDUSTRIAL CAPACITY

To keep pace with growing orders and delivery rates, several Group companies increased their production capacity in 2006. For instance, Aircelle opened a new facility dedicated to the production of composite parts in Nouasseur, Morocco, and also considerably boosted production capacity at its Burnley plant in Britain. Messier-Dowty continued to expand its production plant for landing gear parts in Suzhou, near Shanghai (China).

In the United States, Messier-Bugatti started construction of a new wheel and carbon brake production facility on the site of its U.S. subsidiary A-Carb (Walton, Kentucky), now renamed Messier-Bugatti USA. In France, the company also expanded its wheel and brake production facility at its plant in Molsheim, near Strasbourg in eastern France.

Messier Services opened a new subsidiary in Mexico, Messier Services Americas, dedicated to the maintenance of landing gear and hydraulic components. This new company has already been certified by Mexican authorities and the Federal Aviation Administration (FAA) of the United States.

Labinal also bolstered capacity in North America, as it expanded plants in Mexico, opened a design office in Chihuahua, and created an engineering and production unit on the Dassault Falcon Jet site in Little Rock, Arkansas. In Morocco, Labinal opened a new plant near Rabat.



↗ Labinal's factory in Mexico. Labinal has several plants in North America and provides wiring for Boeing commercial airplanes.



↗ Dassault Aviation's new Falcon 7X bizjet calls on the expertise of a number of SAFRAN companies, including Aircelle, Messier-Dowty, Labinal and Messier-Bugatti.

A HOST OF NEW CONTRACTS

The Group's equipment companies won a number of new contracts during the year, especially on major aircraft programs. Messier-Bugatti set a new record for orders in 2006, in particular winning the contract to supply and support carbon brakes for all models in the Boeing 737 Next Generation family. Another highlight was the company's selection to supply wheels and electric brakes for all 15 Boeing 787 Dreamliners ordered by China Eastern Airlines – the first commercial application for this new technology. At the end of the year, Messier-Bugatti also won a first contract on Boeing's new 747-8 jumbo jet, for the tire pressure and brake temperature monitoring system (TBMS). Messier-Dowty, which already supplies the main landing gear on the Boeing V22 military tiltrotor, was also selected for the nose gear.

Messier Services won a number of landing system MRO (maintenance, repair, overhaul) contracts during the year from airlines including Emirates, Asiana, JetBlue and Egypt Air. In the business aircraft market, Dassault Aviation chose Labinal for the engineering, production and support of wiring harnesses on the latest models of the Falcon 900 and 2000. Hispano-Suiza was chosen to develop and produce the accessory gearboxes for the main gearbox on the EC175 helicopter, produced in partnership by Eurocopter and AVIC II (Chinese Aviation Industry Corporation II).

FOCUS

EUROPEAN RESEARCH PROJECT FOR THE MORE ELECTRIC AIRCRAFT

The European research project DRESS (Distributed and Redundant Electrical nose gear Steering System), coordinated by Messier-Bugatti, aims to develop an electrically-driven nosewheel steering system. The European Commission selected this project within the scope of the 6th PCRD Framework Program. It comprises 13 partners, including Messier-Bugatti, Airbus UK, Saab, universities and small businesses.



DEFENSE SECURITY

SAFRAN's Defense Security branch operates in the civil, military and space markets, and covers the following applications: **inertial guidance and navigation equipment, optronic systems and equipment, avionics systems, UAV systems, air-land systems, biometric and identification systems, secure transaction terminals and smartcards.**

1,445 million euros in sales

9,412 employees

SALES BY SECTOR


34%
Navigation and aeronautical systems
37%
Security
29%
Optronics and air-land systems

MARKETS

Defense electronics and security
An european leader

Helicopter flight controls
A world leader

Inertial navigation
An european leader

Optronic systems
An european leader

Tactical UAVs
An european leader

Digital fingerprint biometrics
No. 1 worldwide

Space optics
No. 1 worldwide

COMPANIES

Sagem Défense Sécurité
Sagem Orga GmbH
Sagem Monetel
Sagem Morpho, Inc.
Sagem Avionics
Vectronix A.G.



↗ Laser gyro filling bench for Rafale's inertial [illegible]ence unit. The laser gyro is filled with the rare [illegible] needed to [illegible] the plasma that sustains [illegible]





↗ The Milis infrared camera, designed for Milan antitank missile firing stations and deployed by the Greek army, can be used at night and under low-visibility conditions.



↗ The Horus contract for the modernization of 24 Egyptian air force Mirage V fighters concerned the operational core of the aircraft, with totally revamped navigation and attack systems.

DEFENSE SECURITY

Business was sustained in all markets for the Defense Security branch in 2006, although non-recurring problems impacted results. The branch won major new contracts during the year, especially for security and UAV applications, while completing certain major defense programs.

SICOPS*

1,500 workstations
24 infrastructures
250 km of optical fiber
1,500 access points
750 switches
Ethernet

* Information and Communications system for operations on air bases.

French defense procurement agency DGA *(Délégation Générale pour l'Armement)* successfully carried out the first test firing under operational conditions of the AASM modular air-to-ground weapon developed by Sagem Défense Sécurité. This new family of airborne missiles is designed to be deployed by French air force and navy Rafale fighters.

COMBAT PLATFORM MODERNIZATION

Sagem Défense Sécurité conducts combat aircraft modernization programs, such as the Horus contract for the Egyptian air force, concerning 24 Mirage V fighters. The modernized prototype was qualified in France then flown to Egypt. The first production-standard aircraft was delivered at the end of the year. Sagem Défense Sécurité also provides submarine modernization packages. In 2006 it was chosen by the Australian Navy to modernize the navigation system on six Collins class submarines. This program includes the delivery of 11 Sigma 40 XP laser gyro inertial navigation systems. During the year Sagem Défense Sécurité completed the modernization of the navigation system on Norway's ULA class submarines.

NAVAL DEFENSE

The highlight in the surface vessel optronics market last year was Sagem Défense Sécurité's acquisition of EADS Defense & Security Systems' Naval and Ground business, enabling it to expand its offering to include land and naval self-protection systems, and bolster its logistic support business. For example, on December 14, it signed the contract for the development, production and logistic support of the self-protection system on the first eight FREMM European Multimission Frigates deployed by the French navy. During the Euronaval trade show, Sagem Défense Sécurité



↗ This qualification test on a Rafale at the Biscarosse missile test range concerned the hybrid GPS/inertial guidance version of the AASM. As soon as it is released, the missile locks onto its target trajectory.



↗ The mission planning system for Army light air arm flight crews reflects the trend towards network-centric warfare, or the "digital battlespace".
This collaborative system is used for mission planning, execution and playback.

launched a new family of optronic systems for surface vessels, handling both self-protection and fire control.

LAND DEFENSE

The French army presented the Felin integrated infantry soldier suite to heads of state attending the NATO summit meeting in Riga, Lithuania, prior to the delivery of the first prototypes. Sagem Défense Sécurité passed a major milestone in this program last July, with a successful pre-qualification review that kicks off the manufacture of pre-production systems.

The French armed forces chose Sagem Défense Sécurité JIM long-range infrared multifunction binoculars with integrated rangefinder and compass. Developed using advanced technologies, these binoculars are integrated in the Felin system. The company's Milis third-generation thermal cameras were successful in the export market, with deliveries to the Greek army.

Working with Atos Origin, Sagem Défense Sécurité completed a major program in 2006 concerning deployment of the Sicops information and communications system for operations at French air force bases. In the market for air-land mission planning systems, Sagem Défense Sécurité won the contract to produce the mission planning modules for French army helicopter flight crews.

FOCUS

FELIN, FOR TOMORROW'S SOLDIERS

The Felin integrated infantry soldier suite features state-of-the-art technologies, including innovations such as the use of non-cooled infrared optronics and image intensification for night vision. The trademark of the Felin suite is the massive use of civilian technologies, in particular broadband communications and automatic frequency management, using the Bluetooth and DECT technologies, reduced power-consumption displays, data transfers using the Firewire bus (a standard used on our PCs), and energy management with high-capacity lithium-ion batteries.





↗ The Sperwer B tactical UAV features extended performance in terms of endurance (12 hour class) and payload, which meets armed forces requirements as identified during their operations in the field.



↗ Sagem Avionics Inc. supplies avionics equipment and services for both airplanes and helicopters, in particular integrated displays for helicopter cockpits.

134 %
rise in business for biometric terminals*



↗ MorphoAccess biometric airport access control terminal.

* Physical and logical access control terminals, excluding payment terminals and police systems.

TACTICAL UAVS

Business in unmanned aerial vehicle (UAV) systems was very sustained in 2006. Sagem Défense Sécurité won several design contracts from French defense procurement agency DGA and the European Defense Agency (EDA). The Sperwer B tactical UAV added new operational capabilities. Logistic support was set up in Afghanistan, where the Canadian and Dutch armies are deploying Sperwer UAV systems. The Greek Ministry of Defense ordered two additional Sperwer systems.

AVIONICS

Our avionics sales grew steadily in 2006, primarily due to production ramp-up for major programs such as the NH90 military helicopter. The Dallas-based Sagem Avionics, Inc. became an exclusive partner to General Dynamics Aviation Services for the modernization of the glass cockpits on the Gulfstream II and III. The U.S. Army chose a version of the Eurocopter EC145, called the UH-72 Lakota, as its new light utility helicopter. Sagem Défense Sécurité supplies avionics for this helicopter, including a complete latest-generation autopilot system.

COMPREHENSIVE SECURITY SOLUTIONS

Sagem Défense Sécurité's expertise in biometric solutions for governmental applications was confirmed during the year, as it won nearly 30 new contracts. The company won a number of competitive international bids to set up biometric identification systems, including the largest multibiometric system in the world in Mexico, designed to control voter lists (identification of digital fingerprints and facial recognition). This program will eventually be able to handle some 72 million voters, with a capacity of 100,000 registrations and searches per day.

Sagem Défense Sécurité also signed a number of contracts for biometric ID cards: in Colombia, to set up a secure ID card system; in Brazil (State of Bahia) to ensure the secure delivery of ID cards; in Spain, to provide "Sagem Match-on-Card" biometric software licenses for the new Spanish electronic ID card, etc. In France, the Sesam-Vitale consortium chose Sagem Défense Sécurité to digitize the forms and photos for the new Vitale 2 healthcare system card.

Sagem Défense Sécurité signed major contracts with European countries for border control systems based on biometric visas, including Great Britain, Romania, Lithuania, Denmark and Finland. The European Commission chose Sagem Défense Sécurité to supply an identity





↗ This smartcard reader is a successful marriage of electronic money transfer and automation. It was developed and produced by Sagem Monetel, which is introducing electronic payment in the automatic distributor market.

↗ Sagem Défense Sécurité's biometric ID systems are now in operation in 55 countries.

management engine for the European Union, while the French government chose the company to produce the new "Visa-Bio" biometric visa processing system.

Police forces in several countries called on the expertise of Sagem Défense Sécurité for biometric identification systems. For example, Sagem Défense Sécurité signed contracts with the Croatian ministry of the interior to supply the country's first automated palmprint and fingerprint identification system (APFIS); with the Finnish polish for a state-of-the-art automated fingerprint identification system (AFIS); with the Dutch police for the digitization of biometric fingerprints (all ten fingers) and palmprints.

SECURE TRANSACTIONS

The secure transactions and terminals business increased deliveries of electronic payment terminals by 45% in 2006. Subsidiary Sagem Monetel set a new sales record, as its revenues rose 30%. Sagem Défense Sécurité continued its international development in this strong growth market by expanding operations to Italy, Spain, Finland and Brazil, and penetrated new markets, including Mexico. The one millionth Tellium® payment terminal was delivered in 2006. A new Tellium® range was successfully launched, introducing new technologies such as payment by contactless cards or mobile phones.

The smartcard business experienced intense competitive pressure, due to the restructuring of the global smartcard industry. Under these difficult conditions, the subsidiary Sagem Orga GmbH adapted its industrial, commercial and R&D organizations in order to continue along the growth path, especially in countries offering strong development potential.

FOCUS

WINNING TERMINALS

In 2006 Sagem Défense Sécurité won two major contracts for its gaming terminals: one to replace terminals deployed by the Loto Quebec lottery organization; and another to supply a new off-track betting terminal for the PMU organization in France. The major challenge in this market is ensuring maximum transaction security.



COMMUNICATIONS

SAFRAN's Communications branch groups all activities related to **mobile and broadband communications:** mobile phones, printing terminals, residential terminals, digital TV set-top boxes, broadband networks, electronic meters, etc. An extremely dense network of commercial subsidiaries, the National Sales Organization (NSO), ensures the placement of the Sagem brand with major European retailers. A number of industrial and commercial partnerships with major players in the telecom industry provide access to new markets worldwide.

2,167 million euros in sales **10,228** employees

SALES BY MARKET


44%
Mobile
56%
Broadband

MARKETS

Mobile phones
No. 6 worldwide

Printing terminals
No. 1 in Europe for thermal transfer fax machines

Broadband terminals
No. 1 in Europe for residential gateways
No. 2 in Europe for ADSL terminals

Digital TV set-top boxes (DTTV, IP, MPEG4)
No. 1 in Europe

COMPANY

Sagem Communication



↗ **Mobile pho... Communicatio... manufactures... many differen... the latest techn...** bi-mode, etc.)





↗ The new joint venture for Research & Development created by Sagem Communication and Ningbo Bird is tasked with developing a joint range of products for the Sagem and Bird brands.


SAGEM

↗ The launch ad for Sagem's my700X multimedia mobile phone focused on music lovers.

COMMUNICATIONS

Despite growing business volume, Sagem Communication's results for 2006 failed to reach expectations. Broadband business increased 19%, but mobile phones continued to be heavily impacted by the drop in prices currently affecting this market.

Sagem Communication Ranked No. 1 in product quality by leading operators

REVISED MOBILE PHONE STRATEGY

In the fourth quarter of 2006 Sagem Communication announced that its mobile phone policy would be revamped to achieve the necessary return to profit, based on a new strategy and organization. In particular, the strategy involves the development of new activities, such as convergence (GSM + WiFi, mobile TV, payment via mobiles, etc.), multiplying the number of agreements for licenses and as ODM (Original Design Manufacturer), which consists of designing and manufacturing specific products under the brand name of other manufacturers or operators, and in particular offering a range of mobiles created in partnership with luxury brands. The first two models reflecting this strategy have been launched: one bearing the colors of "Roland Garros" (French Open tennis tournament), the other with the Oxbow sportswear brand. These new activities will complement current business segments based on 2G and 3G products, which are now focusing on the design of more compact products.

MARKETS AND PARTNERSHIPS

Sagem Communication is the fifth leading mobile phone supplier in Western Europe since the third quarter of 2006. Its market share has grown considerably in Spain and Italy, due to the continued deployment of commercial agreements with the main operators in these countries, in conjunction with partnerships formed with major international operator groups. In addition, Sagem Communication has established extensive relations with new virtual operators, especially in France.

Sales in Eastern Europe, primarily Poland, Romania and Russia, grew in 2006. Furthermore, the product mix was enhanced, with the launch at the end of the year of mid- and



↗ Sagem's my600X 3G phone offers simple access to advanced broadband functions.



↗ A leader in Mobile TV, Sagem Communication carried out a number of successful trials in this market.

high-end phones offering advanced features, such as the my600X 3G mobile phone.

Sales showed strong growth in South America, driven by a booming market.

Sagem Communication recorded a significant increase in sales in the Asia-Pacific (excluding China), especially in India where it bolstered its partnership with the Indian operator Hutch.

In China, the Memorandum of Understanding between Sagem Communication and Nigbo Bird, signed in 2005 to strengthen their partnership, began to bear fruit. By pooling purchases, the partners were able to generate savings of several million euros. Furthermore, since the beginning of the year the new R&D joint venture has developed several new models in a joint Sagem-Bird product line.

NEW PRODUCTS

Sagem Communication launched several new mid- and high-end models featuring advanced broadband technologies during the year; for instance, the first EDGE-standard phone, the my700X with music and video features, was selected by several European operators. The company's new 3G offering, with the my800X and my600X multimedia models, was chosen by all major operator groups in Europe. The latest innovation is the myMobileTV phone. A leader in this emerging market, Sagem Communication carried out several successful mobile TV trials during the Winter Olympics in Turin, and the Soccer World Cup. It also carried out very promising tests using a mobile to make payments and be used as a contactless transport ticket.

Nearly
17.2 million
mobile phones
delivered in 2006

FOCUS

BRANDED CELLPHONES

Sagem Communication, a partner to the French Open tennis tournament, produces mobile phones branded with the "Roland Garros" logo. The first edition, a my700X Roland Garros, was launched in 2006 as a limited series. This phone reflects the company's strategy of offering a range of products in partnership with today's trendiest brand names.





↗ The first range of DECT cordless phones flying the Grundig brand was launched in Germany under the "Calios" name.

Sagem Communication
No. 1 in Europe
for digital set-top boxes
for DTTV, IP
and single-chip MPEG-4


Photar-Sagem

↗ The Photar Sagem Electronics Co. Ltd plant in Guangdong province, dedicated to the production and marketing of consumer fax machines in China.

> COMMUNICATIONS

354,000
Phonefax
machines delivered
by Sagem Photar,
No. 2 in China, in 2006



↗ Photar consumer thermal transfer phone-fax machine.

INTERNATIONAL BROADBAND DEVELOPMENT

Sagem Communication teamed up with Chinese company Guangdong Photar Digital & Electronics Co. Ltd. in the consumer fax market. The partnership resulted in the creation of a Chinese-based joint venture, Photar Sagem Electronics Co. Ltd., for the production and marketing of consumer fax machines in China. By the end of the year Photar Sagem had already moved to the No. 2 spot for phonefax, with 20% of the market according to the firm OLX Tianjin.

Sagem Communication has become the world leader in fax over IP server software, with the acquisition of the company Interstar Technologies, Inc., publisher of solutions for fax servers in IP networks, and the creation of Sagem-Interstar, Inc., a subsidiary in Montreal, Canada.

BRAND AND PARTNERSHIP STRATEGY

Since 2002, Sagem Communication has successfully managed the Philips brand of consumer faxes. In 2006, the company bolstered its strategy of acquiring licenses for consumer brands. With its exclusive Agfaphoto license, Sagem Communication will develop, produce and market, under this brand name, a range of personal digital photo printers.

In the residential telephony market, Sagem Communication announced the launch of DECT cordless phones, marketed under the Grundig brand in 25 European countries.

The first range of MPEG4-HD decoders launched by Sagem Communication in partnership with Viaccess (France Telecom group) entered the high-definition television market. Featuring a decoding circuit on a single chip, and embedded Viacess® access control, this digital TV decoder is intended for France Telecom's MaLigne TV customers receiving high-definition television via ADSL broadband connections through their phone line.

In the fax market, Sagem Communication signed an exclusive agreement with Avanquest France to market the Sagem Tillium software range, a comprehensive fax communications solution for businesses.

Sagem Communication and Iskraemeco d.d., both recognized experts in energy management and electronic metering systems, announced the rollout of the first interoperable AMR (Automated Meter Reading) electronic meters.



↗ Spotlighting the Agfaphoto brand on the Sagem Communication stand at the Photokina trade show in Cologne, Germany.



↗ Personal digital photo printer manufactured under the Agfaphoto brand.

NEW PRODUCTS

Sagem Communication has become the first manufacturer in the world to market MPEG4-HD digital TV decoders for all four broadcast modes: satellite, cable, DTTV, IP. This position was bolstered by a delivery volume exceeding one million set-top boxes.

In the digital photo printing market, Sagem Communication launched its first range of "Sagem Easy Kiosk" digital kiosks, along with several new models of personal photo printers incorporating WiFi wireless technology.

There were a number of new developments in the fax market: launch of several ranges of A4 professional multifunction fax machines, adapted to different users; renewal of the thermal transfer fax range with six new phonefax models, and the launch of a brand-new inkjet fax machine, the "JetFax", marketed under the Philips brand.

In household telephony, the range of DECT cordless phones was expanded with several new models, in particular the "Wideband over IP" advanced technology model.

STRONG RISE IN DELIVERIES

Most deliveries were up, increasing 35 to 42% for digital TV set-top boxes, broadband terminals (ADSL modems, residential gateways), residential terminals (DECT) and printing terminals (fax, multifunction, photo printers).

Sagem Communication doubled its deliveries of residential gateways, becoming the European leader in this market.

The company set a new record in the second half of the year for professional fax machines, delivering 14,000 units in November alone. Furthermore, it signed major ODM contracts, bringing the order backlog to more than 40,000 machines.

The network business is gradually moving towards professional terminals, which will capitalize on Sagem Communication's expertise in turnkey network integration. At the same time, sales volumes for telecom network access equipment showed healthy growth.

In the energy metering market, sales of Sagem Communication's electronic electricity meters jumped 25%, with more than 800,000 units delivered in 2006.

FOCUS

A SINGLE-CHIP DECODER

The MPEG4-HD TV set-top box uses a digital decoding circuit on a single chip. This hybrid terminal also includes a DTTV (digital terrestrial television) adapter capable of receiving high-definition TV. The model purpose-designed for France Telecom's MaLigne TV integrates the new generation of Viaccess pay-TV cards.



DESIGN AND PRODUCTION

SYNELOG

PHOTOS:

Studio Pons / Safran cover - Thierry Mamberti / Safran p II et III - Jean-François Damois / Creative Center / Safran p 2 & 3 - Jean-Christophe Moreau / Creative Center / Safran p 2 & 3 - Hervé Thouroude / Safran p 8 - Thierry Mamberti / Safran p 9 - Rémy Guillaumot / Safran p 13 - Frédéric Lert / Safran p 14 - Thierry Mamberti / Safran p 17 - Sukhoi p 18 - Gilles Collignon / Safran p 18 bottom - Airbus p 18 top - Boeing p 18 top - Sylvercrest p 18 middle - Jérôme Deulin / Eurocopter p 20 top - Airbus Military p 20 top - Studio Pons / Safran p 20 bottom - ESA-CNES-ARIANESPACE / Photo Service Optique Vidéo CSG p 21 upper left - Jean-Christophe Moreau / Creative Center / Safran p 21 upper middle - DGA-CELM Site Landes p 21 upper right - ESA p 21 bottom - Thierry Mamberti / Safran p 23 - Gilles Collignon / Safran p 24 top - Stéphane Spach / Safran p 24 bottom - Thierry Schneider / Safran p 25 upper left - Airbus Military p 25 upper right - Frédéric Lert / Safran p 25 middle - Thierry Mamberti / Safran p 26 upper left - Boeing p 26 upper right - Nathalie Lankry / Safran p 27 upper left - Frédéric Lert / Safran p 27 upper right & bottom - Gérard Vouillon / Safran p 31 bottom - Thierry Mamberti / Safran p35 - Corbis / Getty p 36 upper right - Image 100 ltd p 37 upper right - Bruno Ranvier / Studio Org p 38 upper left - Franck Benausse / Le square du photographe p 39 upper right.



SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 (France)
Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

high-technology group

Reference Document

SAFRAN

SAFRAN

2006 REFERENCE DOCUMENT

UNOFFICIAL ENGLISH LANGUAGE TRANSLATION

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

Pursuant to Article 212-13 of the AMF's General Regulations, this Reference Document was filed with the AMF (French Financial Markets) on April 27, 2007. It may not be used for the purposes of a financial transaction unless it is accompanied by a prospectus approved by the AMF.

This document is a free translation into English prepared for the convenience of English speaking readers.

1. PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT

1.1. Person responsible for the Reference Document

Jean-Paul Bechat
Chairman of the SAFRAN Executive Board

1.2. Certification of the person responsible for the Reference Document

"To my knowledge, after having taken all reasonable measures for this purpose, I hereby attest that the information presented in this Reference Document fairly reflects the current situation and that no material omissions have been made.

I have obtained from the auditors, a letter drawn up at the end of their audit engagement in which they state that they have verified the financial position and the financial statements presented or incorporated by reference into this Reference Document and have read the Reference Document in full.

Statutory auditors' reports have been issued in respect of the historical financial information presented in this Reference Document.

In their report on the consolidated financial statements for the year ended December 31, 2006 presented in Section 20.4.1 of this document, the auditors issued:

— a reservation for disagreement regarding error corrections for development expenditure concerning development contracts and series production, as detailed in Note 20.1.6.5.c) to the consolidated financial statements;

— an observation regarding the reasons why comparative information relating to the 2005 financial statements was adjusted in the consolidated financial statements for the year ended December 31, 2006;

— an observation regarding the pro forma information presented in the notes to the financial statements.

An audit report was issued on the consolidated financial statements for the year ended December 31, 2005 presented in the reference document filed on April 27, 2006 under the number D. 06-0329. This report is presented in Section 20.4.1. of said document and contains an observation regarding the pro forma information presented in the notes to the financial statements.

An audit report was issued on the pro forma information contained in the reference document and is presented in Section 20.4.2 of this document. It contains the same reservation presented above, together with the observations."

Chairman of the Executive Board,
Jean-Paul Bechat

1.3. Government Commissioner

The Government Commissioner exercises State control over the performance of defense contracts and controls related costs. He also protects the interests of the French State in the defense sector with respect to strategic aspects of the Group's industrial policy. He has full investigative powers to exercise administrative control over contracts for the supply of war material. He is invited to attend all meetings of the Supervisory Board and Shareholders' Meetings.

The Order of June 16, 2005 published in the Official Journal on July 8, 2005, appointed Mr. Etienne BOSQUILLON DE JENLIS, Controller General of the Armed Forces, Government Commissioner to SAFRAN.

1.4. Investor relations officer

Mr. Noël GAUTHIER
Senior Vice President, Economic and Financial Affairs
Telephone: + 33 01 40 60 83 32
Fax: +33 01 40 60 83 92
email: noel.gauthier@safran.fr

2. STATUTORY AUDITORS

2.1. Incumbent statutory auditors

Deloitte & Associés (Deloitte Touche Tohmatsu Group)
185 avenue Charles de Gaulle
92200 Neuilly-sur-Seine
Represented by Messrs. Jean-Paul Picard and Philippe Battisti

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years; the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

First term of office start date: Combined Shareholders' Meeting of April 21, 2004

Constantin Associés
26 rue de Marignan
75008 PARIS
Represented by Mr. Jean-Paul Seguret

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years; the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

First term of office start date: Combined Shareholders' Meeting of April 21, 2004

2.2. Alternate statutory auditors

Cabinet BEAS
7-9 Villa Houssay
92200 Neuilly-sur-Seine
Represented by Mr. Alain Pons

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years; the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

First term of office start date: Ordinary Shareholders' Meeting of April 24, 2001

Mr. Jean-François Serval
26 rue de Marignan
75008 PARIS

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years; the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

First term of office start date: Combined Shareholders' Meeting of April 21, 2004

Key statutory consolidated figures

Statutory consolidated figures (not comparable and not reflecting the economic performance of the Group):

	2005 published	2005 corrected	2006	Change 2005/2006
Revenue	8,692	8,691	10,841	+24.7%
Profit (loss) from operations	(308)	(367)	(186)	–49.3%
Net profit (loss) for the period	(248)	(302)	9	nm
Dividend per share (in euros)	0.36	0.36	0.22	
Net financial position	473	473	419	

Information concerning these figures is presented in Section 20.1.

In addition, 2005 figures have been restated for:

— the consequences of the definitive allocation of the Snecma Group acquisition price,

— the reclassification, in the income statement, of the Research Tax Credit in Profit from operations,

— error corrections in the 2005 financial statements concerning the Defense Security branch.

All the figures presented below are adjusted pro forma figures and have not been audited; they have been prepared under the assumption that the Sagem-Snecma merger took place on January 1, 2004, cancel the main impacts on results of IFRS 3 on business combinations and reintroduce hedge accounting for financial instruments.

Key adjusted pro forma consolidated figures

In millions of euros	2005 published	2005 corrected	2006	Change 2005 corrected/2006
Revenue	**10,577**	**10,576**	**11,329**	+7.1%
Aerospace Propulsion branch	4,493	4,493	5,073	+12.9%
Aircraft Equipment branch	2,510	2,510	2,644	+5.3%
Defense Security branch	1,232	1,231	1,445	+17.4%
Communications branch	2,342	2,342	2,167	–7.5%
Profit from operations	**762**	**699**	**465**	**–33.5%**
% of Revenue	7.2%	6.6%	4.1%	
o/w Aerospace Propulsion branch	454	456	561	+23%
% of Revenue	10.1%	10.1%	11.1%	
o/w Aircraft Equipment Branch	209	212	197	–7.1%
% of Revenue	8.3%	8.4%	7.5%	
o/w Defense Security branch	109	35	(101)	nm
% of Revenue	8.8%	2.8%	–7%	
o/w Communications branch	0	6	(176)	nm
% of Revenue		0.3%	–8.1%	
Net profit for the period	**501**	**444**	**177**	**–60.1%**
Earnings per share (in euros)	1.22	1.08	0.43	

4. RISK FACTORS

4.1. Identified risk factors

The following sections present the major risks identified as of the date of publication of the Reference Document. Other risks not yet identified, or not currently considered major for the Group, could have a negative impact on the activities, financial position or results of SAFRAN Group.

4.1.1. Risks relating to programs

— Change in economic conditions

A difficult economic climate would have a negative impact on the level of Group business.

— Downturn in the aviation cycle

Growth in air traffic is linked to global GDP trends. Aircraft orders tend to be cyclical in nature and linked to passenger traffic, as well as the rate of ageing and renewal of fleets and the equipment decisions and financial capacity of airlines. In SAFRAN's opinion, these cycles could impact business levels and have a negative impact on its future financial position.

— Reduction in defense orders

In 2006, approximately 18% of SAFRAN revenue concerned military defense activities. Military spending cuts or the delay of certain programs could impact SAFRAN's business.

— Market assessment

SAFRAN's businesses, especially propulsion, require considerable investment, in particular in research and development. These investment programs imply a long-term return on investment. The market and profitability assumptions made by the Group may not be confirmed, and the products for which these investments are made may not enjoy sufficient commercial success to justify the initial investments.

— Loss of competitiveness

SAFRAN faces intense competition in all markets where it operates, both from major international players and, in certain markets, from smaller competitors, specialized in certain products. In the sector of applied electronics to communications technology, price pressure on products offered by the Group is intense and can change rapidly. These factors could affect the Group's position in these markets.

— Unfavorable change in the €/$ exchange rate

The majority of the revenue of the Aerospace Propulsion and Aircraft Equipment branches is denominated in U.S. dollars. The Group has implemented a hedging policy which is described in Section 20. With regard to foreign currency flows in excess of flows hedged by instruments in place, a sustained weak U.S. dollar against the euro could have a negative impact on the Group's results. The Communications branch is exposed to an increase in the U.S. dollar, as part of its purchases are denominated in this currency (see Section 20.1.10.1.)

— Aircraft accident

The products designed, built and sold by SAFRAN are integrated in other products with a high unit price, especially civil and military aircraft, satellites and helicopters. SAFRAN may, therefore, be implicated in the event of the loss of an aircraft, the death of passengers, or the loss of operating capability by an airline or helicopter operator (see Section 20.8).

— Defective products (excluding aircraft)

The Group applies a high level of quality and security standards in the design and manufacture of its products and services. Nonetheless, certain products may not present the expected level of performance or prove defective. These deficiencies could generate additional costs (product recalls, retrofits), lead to lost revenue for SAFRAN or handicap its commercial position.

4.1.2. Risks relating to technological developments or the economic model

Aerospace and defense markets are subject to rapid and major technological advances. In the sector of applied electronics to communications technology, the ability to develop products meeting customer expectations in a context of ever-shorter product life cycles is a determining factor.

The Group is exposed to the risk of competitors developing products with better technical or economic performance levels or marketing them before the Group. SAFRAN's business or financial position could be affected.

4.1.3. Risks relating to partnerships

A substantial share of SAFRAN's revenue depends on certain key products developed and produced in cooperation with General Electric. SAFRAN estimates that approximately 25% of current revenue comes from these programs (source: Company).

In addition, SAFRAN participates in several partnerships with other engine manufacturers. If these programs were stopped or if SAFRAN's partners ceased to assume their role in the development and marketing of the engines in question, Group revenue and business could be affected.

4.1.4. Risks relating to political or climate conditions

Certain aerospace and defense contracts are closed to foreign competition or are awarded based on national independence considerations. These considerations, which sometimes condition access to certain markets, could if they prevail in the future, stop SAFRAN from penetrating these markets and have a negative impact on growth and results.

Exceptional events, such as terrorism, could have substantial repercussions for air traffic and, as such, on the aircraft engine and equipment market.

The development of the Group's businesses and entities in different countries around the world exposes the Group, for the majority of its businesses, to political risks specific to certain countries or to natural disasters which could have a negative impact on its businesses, results or financial position.

4.1.5. Risks relating to pandemics

Health crises could have significant repercussions on the Group's businesses either as a result of the direct involvement of Group employees in certain areas of the world or due to the disruption of flows of goods and information between different Group sites and with third parties.

4.1.6. Liquidity risks

Given the extremely low level of Group indebtedness and the existence of credit lines not drawn, the Group is relatively insensitive to liquidity risk.

4.2. Risk management: General policy

The Group adopts an "Overall risk management" approach which has been validated by the Group Risk Committee.

The key priorities are:

- to identify, assess and control the key Group risks;
- to implement coordinated procedures for managing warnings and crises, not only at Group level, but also at company and facility levels;
- to enhance the "product and services safety" initiative, by increasing awareness of the challenges involved in maintaining "product and service integrity".

4.3. Insurance

The Group has an active risk management policy.

The strategy implemented focuses on:

- a prevention and employee and third-party protection policy,
- a prevention and industrial site protection policy which seeks to reduce the extent and frequency of fire, environment and safety accidental risks,
- a risk prevention and "Civil liability for aviation and land products" policy,
- a comprehensive risk financing policy based both on risk retention and transfer to insurance companies.

In 2006, the insurance policies subscribed by Sagem and Snecma were merged, generating savings at premium level and producing extended guarantees.

The key accident risks are covered by multi-risk multi-year global policies, negotiated with leading insurance companies:

- *A "comprehensive industrial risks" policy,* covering all Group entities for damage to industrial installations (buildings, machines, inventories, etc.), resulting from fire, theft, water damage, machine breakdown or operating losses. The maximum payout under the guarantee is €400 million.
- *"Civil liability for products" policies* that guarantee coverage of the financial consequences of product failure, due to an accidental event following delivery to a third party:
  - — in respect of aviation products

    The policies provide coverage of $1.5 billion per year, which can be used during the year, for aeronautical products and $1 billion per year, which can be used during the year, for helicopter products.
  - — in respect of land products (excluding aviation businesses)

    The policies provide coverage of €150 million per year, which can be used during the year.

Total premiums paid by the Group under all policies in 2006 represented 0.32% of 2006 adjusted pro forma consolidated revenue (0.38% in 2005).

Finally, a captive reinsurance company, Soreval, based in Luxembourg, participates in the risk coverage scheme. Its purpose is to bear risks not covered by conventional insurance markets and to optimize the cost of third party insurance.

Local insurance programs are subscribed throughout the world either to cover specific risks or in response to local insurance regulations.

4.4. Health, Safety and Environment

4.4.1. Group Health, Safety and Environmental policy

In November 2005, SAFRAN Group continued its Health, Safety and Environment (HSE) policy. As an international leader in technology, SAFRAN Group is firmly committed to achieving excellence in the field of Health, Safety and the Environment, as is the case for its products and services, in line with Group values and consistent with its ambitions for sustainable development.

SAFRAN undertakes to develop a Group culture of anticipation and prevention for controlling risks to Health, Safety and Environment for the benefit of its personnel, partners, suppliers, customers and all communities in proximity to its operations.

The objectives defined in this policy, proposed by the Sustainable Development Department and validated by the Executive Board, are in line with the continual improvement initiative that seeks to:

- — preserve the health and safety of the men and women who contribute to our activities,
- — guarantee that industrial installations are secure and respect the environment,
- — design and provide products and services that take into account the requirements of Health, Safety and the Environment.

4.4.2. Organization

At Group level, the Sustainable Development Executive Vice-President, in conjunction with other departments, supervises overall management of Health, Safety and Environment issues in each Group company, via a network of Health, Safety and Environment (HSE) Coordinators.

At company level, a HSE Coordinator supervises a network of HSE Prevention Officers in the facilities, to ensure the roll-out of objectives, the consistency of management system components and the sharing of experience.

At local or facility level, HSE Prevention Officers, in conjunction with the departments, ensure the implementation of improvement measures to reduce HSE risks and monitor employee training and awareness raising measures.

4.4.3. Roll-out of objectives

In order to facilitate the roll-out of HSE objectives across all Group companies, the Sustainable Development Department drew up a training program for operating managers, encompassing risks and key messages. Training sessions were held in 2006 and will be continued in 2007 with a target coverage of this entire population.

The multi-year HSE objectives are validated by the wider Management Committee which is attended by members of the Executive Board and company Chairmen. They are implemented in the companies by operational management, with the advice and support of the HSE Coordinator and Prevention Officers. Each company organizes an annual review, during which the Chairman and the Sustainable Development Executive Vice-President review the objectives attained and progress plan advances.

The Sustainable Development Department submits a quarterly HSE management report to the wider Management Committee and managers, based on data provided by the companies.

Since the end of 2006, experience sharing and lessons learned at Group level has been improved by the roll-out of an IT tool enabling the recording of accidents and incidents with a high HSE impact.

Progress areas identified in 2006 concentrated, *inter alia*, on the implementation of common objectives by:

- drafting SAFRAN guidelines (entitled "HSE standards"),
- performing Planned General Inspections (PGI) at least 50% of sites,
- minimizing all types of consumption, with better identification of the origin and use of items and potential waste,
- HSE appraisal of at least 30% of on-site service providers,
- development and roll-out of a traceability tool for exposure to professional risk via pilot tests, with full roll-out scheduled for 2007.

4.4.4. Certification

As of December 31, 2006, the environmental management systems of sixty-three Group facilities were certified ISO 14001[1]. This major investment covers 69% of Group employees. In line with the Group's HSE policy, which targets certification of all major industrial facilities, six facilities will seek to obtain certification in 2007.

Still in line with HSE policy objectives, twenty research and development facilities already certified for site management, received ISO 14001 certification for their design processes.

At the end of 2006, the health and safety management systems of nine facilities were certified OHSAS 18001[2]. Two other Group facilities aim to implement certified systems in 2007. This reflects an innovative initiative, in which SAFRAN is one of the first companies to have certified its health and safety management systems, while ensuring the integration of its management systems.

Inter-company internal audits enable the different facilities to maintain the effectiveness of their HSE management systems by sharing experience. Forty-two internal audits were carried out in 2006 and enabled the implementation of measures to improve the HSE performance of the facilities.

HSE auditors, whose expertise is ensured by the Sustainable Development Department, undertake facility reviews on an annual basis. An additional ten Group auditors were trained and certified, bringing the total

1 ISO 14001: Environmental management systems: Requirements with guidance for use

2 OHSAS 18001: Occupational Health & Safety management system: Guidelines for implementation

number of quality auditors to fifty-two, forty-six of whom are ISO 14001 certified and fifteen OHSAS 18001 certified.

The increasing number of facilities including design within the scope of their environmental certification led the Sustainable Development Department and the Quality Department to develop a specific training program. A pilot session held in 2006, extended the expertise of six auditors in this area. Fourteen audits of this nature are scheduled for 2007, compared to three performed in 2006. To satisfy these new requirements, three new training sessions are scheduled for 2007.

4.4.5. Scope

The scope of SAFRAN's activities is presented in Section 8.

The roll-out of changes in the organization structure launched in 2005 continued in 2006.

The effective divestment of the electrical wiring design and manufacturing activities of the Monterau facility to General Cable slightly reduced the scope of industrial activities, leading to a decrease in environmental impacts associated with greenhouse gas emissions, waste and water consumption.

New facilities belonging to companies acquired during the fiscal year are not yet included in the HSE reporting structure, but will be included in 2007.

4.4.6. The environment and the sites

4.4.6.1. SEVESO facilities

Three SEVESO classified SAFRAN facilities operate a ISO 14001 and OMSAS 18001 certified HSE management system in order to better assess risks, implement predetermined control measures and improve performance in this area.

Company	Location	Activity	Classification
EUROPROPULSION.........	KOUROU	Assembly of Ariane 5 propulsion units	High threshold
MESSIER SERVICES.......	MOLSHEIM	Aviation maintenance of landing gear	High threshold
SNECMA............................	VERNON	Design and manufacture of rocket engines	High threshold

4.4.6.2. Controlling greenhouse gas emissions

Four SAFRAN Group companies, classified as combustion installations (boilers for industrial use and heating installations, cracking ovens) with a rated thermal input exceeding 20MW, remain concerned by the allocation of greenhouse gas emission allowances for the period 2005 — 2007. These installations, which are detailed below, recorded emission levels slightly below allowances.

Company	Location	Activity	2005-2007 annual allowance (T)	Allowance used in 2005 (T)
SNECMA	VILLAROCHE (France)	Manufacture of engines	29,257	23,290
SNECMA	GENNEVILLIERS (France)	Manufacture of engines	17,578	16,669
MESSIER-BUGATTI	VILLEURBANNE (France)	Production of carbon brakes	23,812	18,074
TECHSPACE-AERO........	MILMORT (Belgium)	Design, manufacture and maintenance of engine equipment	4,233	4,019
			74,880	62,052

4.4.6.3. Asbestos

The Group is concerned by asbestos legislation, in terms of both the protection of users of its products and the protection of employees and service providers.

Substitute solutions have been implemented for products containing asbestos, marketed by Group companies.

With respect to the presence of asbestos-containing materials in buildings, several specialized firms have, since 1997, investigated and diagnosed asbestos risks, according to the nature and condition of such materials. In advance of legal requirements, these investigations also covered non-friable materials. Identified risks have been targeted by uplift and monitoring programs, in accordance with regulations in the countries in which the facilities are located.

Through a study carried out in 2006 across the entire Group, overall control of the "asbestos" problem was assessed with respect to buildings, plant and equipment and activities involving older products potentially containing asbestos.

This issue is subject to planned supervision, achieved using "HSE Standards" appraisal questionnaires, rolled-out across the Group.

4.4.6.4. State of soil and Groundwater

The Group has undertaken systematic studies and analyses to assess the risk of soil and groundwater pollution at its industrial sites. Preventive or corrective measures were implemented wherever necessary.

During 2006, the Sustainable Development Department updated existing knowledge of soil quality at its facilities. Some thirty-two sites have undertaken to assess the state of their soil and sub-soil from 2006. In 2006, twelve sites already carried out such studies.

This issue is discussed during the annual company reviews.

The Sustainable Development Department supervises environmental reviews of buildings, activities, soil and groundwater performed on the lease, divestment or acquisition of assets. The HSE risk appraisal procedure was notably implemented on the acquisition of the Orga Group facilities and the Tarbes facility owned by Société Giat and on the sale of the Meudon facility.

4.4.6.5. PCB/PCT

Polychlorinated biphenyl (PCB) and Polychlorinated terphenyl (PCT) are biopersistant substances which are harmful to the environment. Primarily used in transformers and electric condensers, they are more commonly known under their commercial names and notably "Pyralène", "Askarel" or "Ugilec". This equipment has been identified and is being progressively replaced, in accordance with regulatory deadlines. Twenty-five transformers were eliminated in 2006, in line with the national elimination plan. SAFRAN will complete its elimination program in 2010.

4.4.6.6. Hazardous substances

For several years, SAFRAN has implemented a policy aimed at reducing or eliminating the use of substances which are hazardous for health, safety or the environment, in its products and manufacturing processes.

By participating in working parties within GIFAS (French Aerospace Industrial Grouping) and ASD (AeroSpace and Defense industries association of Europe), SAFRAN anticipates the roll-out of regulations governing hazardous substances, including the REACh Regulation which is a major concern in our industry. In order to control the implementation of these new requirements, SAFRAN will base its activities on a list of banned or restricted-use substances, kept-up to date by an organization financed by GIFAS.

In the near future, this list will be referred to throughout the supply chain.

Through nine Group companies, SAFRAN currently has thirty-four research programs aimed at eliminating the use of lead, cadmium, chromiumVI and trichlorethylene.

Studies launched in 2006 to replace HCFC solvents (hydro-chloro-fluoro-carbon) still used in small quantities in certain aviation applications led to the implementation of alternative solutions.

In order to continue its prevention activities, SAFRAN introduced a theoretical tool aimed at identifying chemical substances and products presenting the greatest health, safety and environmental risks. This tool was tested in 2006 and will be computerized in 2007. Several IT applications are currently under development and are scheduled to be brought in operation in 2007. They will provide facility Prevention

3 REACh: Registration, Evaluation and Authorization of Chemicals

Officers and design engineers with direct access to information in safety data files and to the BTR classification (Banned, Targeted, Restricted) as defined by REACh.

4.4.6.7. Fire protection and prevention

In 2006, the Sustainable Development Department, in cooperation with its insurance companies, selected a fire protection and prevention expert firm and drew up a mapping of corresponding risks.

In application of this plan, all Group sites will be audited over a three-year period. Twenty sites have already been reviewed in 2006.

Investment, based on an appraisal of risks and potential operating losses, will be planned as the risk mapping is finalized, in order to strengthen fire security by installing adapted protection means, such as sprinkler networks for high risk activities.

4.4.6.8. The environment and products

SAFRAN allocates a large part of its Research and Technology budget to programs aimed at reducing environmental impacts. Through Snecma, the Group has been investing heavily over more than twenty years to reduce the environmental pollution generated by aircraft engines, such as noise and greenhouse gases.

At European level, the ''Vision 2020'' report published in 2001, defines ambitious objectives for the aircraft industry: 50% reduction in perceived noise levels, 50% reduction in CO_2 emissions and 80% reduction in NOx emissions compared to 2000.

In order to achieve these objectives, work has been undertaken in several technical and scientific areas such as research into new materials, improving thermal and propulsion efficiency, studies of innovative engine architectures, modeling of advanced calculations, etc.

ACARE (Advisory Council for Aeronautical Research in Europe) brings together all European players in aeronautical research.

Snecma coordinates and participates in a large number of programs aimed at improving the control of certain types of combustion and developing methods of forecasting in-flight pollution emissions.

These research projects concern several Group companies (Snecma, Messier Bugatti, Aircelle, Turbomeca, etc.) and were launched with a long-term outlook at French and European level. They include:

— the INCA emissions project, which brings together twenty-two public players,

— the IROQUA noise reduction project, which involves all French industrial companies and laboratories concerned by acoustic certification (led by ONERA),

— the LOPOCOTEP and TLC projects which focus on the development of multipoint injection systems for combustion chambers in order to reduce emissions,

— the SILENCER project on acoustic technology for nacelles and landing gear, which brings together 51 partners,

— the VITAL and NEWAC projects on future engine architectures in order to reduce noise levels and CO_2 and NOx emissions,

— the TIMECOP-AE European project, launched in the second half of 2006, on advanced design methods for combustion.

SAFRAN also continued its research work into integrating the environment into design and the analysis of product life-cycles in conjunction with GIFAS (French Aerospace Industrial Grouping) and by participating in the European ''ECO DESIGN Interactive System'' project (ECODIS). This project seeks to develop and promote methods and tools which contribute to improving environmental performance throughout the value chain.

In 2006, initiatives in this area were also proposed by SAFRAN within the context of the future European Joint Technology Initiative project, ''Clean Sky''.

In July 2005, the European Union adopted the Energy Using Products (EUP) Directive which lays down eco-design requirements for products with a sales volume of over 200,000 units per year in the EU.

Sagem Communication, whose consumer goods are concerned by the upcoming application of EUP Directive requirements, participates in the European "ECODIS" project via the company Conception Développement Durable Environnement (CODDE). This project seeks to identify and assess product interactions with the environment. The European Commission finances this working party which brings together the industrial companies concerned and their representative bodies. This initial stage will enable the drafting of standards defining environmental requirements to be met for each product family (fax, telephone, decoders, etc).

For several years, Group companies have implemented a policy aimed at reducing or eliminating hazardous substances in their products and manufacturing processes.

The WEEE/RoHS Directives primarily target electrical and electronic products intended for use by the general public and professionals, with the exception of certain sectors such as Defense and transportation, including aircraft.

Well before the publication of these Directives, Group companies, including Sagem Communication, implemented measures enabling them to present products in compliance with the July 2006 deadlines set by the texts.

Two priority areas were defined: the organization of activities to enable the delivery of compliant products in accordance with deadlines and the implementation of measures to finance the electrical and electronic waste collection and processing system.

The first priority area required the involvement, several years before the application deadlines, of technology laboratories in the research into and certification of new procedures, such as the substitution of lead in electronic card brazing procedures. The commitment of component suppliers to deliver "RoHS compliant" products, then enabled the production of catalogues to be used by the design offices to develop new products. These new products manufactured using lead-free processes successfully passed certification tests prior to commercialization.

Alongside the lead-free certification process, the multitude of provisions concerning the collection and recycling of products in Europe required attention. While the Directives are unique, application conditions differ from one country to the next. As such, each European subsidiary of Sagem Communication contracted with a local eco-organization for the collection and recycling of products at the end of their life cycle. The sales departments adapted their order processing systems to take account of these specific features and invoice their products according to local requirements. In order to play an active role in this area, Sagem Communication, via ECOLOGIC, participates since 2006, as shareholder and founding member, in the collection and recycling of its products sold in the French market. This company is an eco-organization approved by the French State to carry out the selective collection and processing of products at the end of their life cycle on behalf of producers.

Aircraft and defense equipment suppliers are not to be outdone. The technological advances and profound upheavals in the electronic component supply chain generated by the RoHS Directive, led the Group companies concerned to implement obsolescence monitoring procedures. In addition, they also participate, via working parties led by GIFAS, in the certification of hazardous substance substitution procedures, pending application of the REACh Regulation published at the end of 2006. During the last year, the Group, by targeting its sub-contractors, organized several awareness-raising sessions covering the principles, impacts and application methods of the REACh Regulation:

— a SURFAIR convention in June 2006 in Hamburg on the environment and surface treatments.

— in Paris, in October and November 2006, during a collective action organized by DGE/MINEFI/ GIFAS/UIC, two information and awareness-raising sessions on REACh, aimed at aeronautic sub-contractors and suppliers.

4.4.7. Health, Safety and Environmental Data

In 2006, the Sustainable Development Department started using the data provided by the HSE IT reporting tool. This enabled the consolidation of HSE data for the main Group facilities.

4 DGE/MINEFI : Companies Department (*Direction Générale des Entreprises*) of the Ministry for the Economy, Finance and Industry. UIC : Chemical Industries Union

2006 data covers 82% of the total Group scope for occupational health and safety data and 80% for environmental data.

4.4.7.1. *Occupational health and safety*

The number of occupational accidents recorded in 2006 at the Group's 91 sites, representing over 49,375 employees, is close to the figure recorded in 2005 (Rate of frequency = 7.6), confirming the decrease recorded since 2000. The fall in the number of days sick leave as a result of occupational accidents recorded in prior years was also confirmed in 2006.

	2005	2006
Rate of frequency	7.6	6.13
Rate of severity	0.18	0.14

Rate of frequency: Number of accidents resulting in work stoppages of over 24 hours per million hours worked

Rate of severity: Number of day's sick leave as result of occupational accidents per thousand hours worked during the reference period

In 2006, SAFRAN Group validated a tool to appraise workstation risk and track employee exposure at its Gennevilliers site. This IT tool will be rolled-out across thirteen Group sites in 2007. This represents a major advance in our understanding, analysis, use and traceability of Health, Safety and Environmental data.

The total number of occupational illnesses reported remains proportionally stable. The corresponding rate based on consolidated employee numbers is 1.5 for one thousand.

After implementing tools to analyze the ergonomics of workstations, the SAFRAN Group offered the sites the training necessary to their roll-out, in order to improve workstation ergonomics.

The number of occupational illnesses linked to prior exposure to asbestos is stable. These disorders were primarily reported following exposure suffered in other activities outside the Group.

In addition, Group expatriates benefit from increased health monitoring.

SAFRAN has drafted a health crisis management plan, including a detailed section covering the risk of a flu pandemic.

In 2006, four SAFRAN Group facilities took advantage of the framework agreement negotiated with the University of Liège, for an appraisal of corporate psychosocial risks.

4.4.7.2. *Environmental data*

Water consumption

The Group facilities mainly use drinking water. Nine sites pump water from rivers and underground pools.

	2005	2006
Total SAFRAN Group (m^3/employee)	168	106

The sale of the wiring manufacturing site at Montereau, which pumped water for use in its manufacturing processes, led to a 60m^3 reduction in water consumption per employee.

Energy consumption

Electricity is the prime energy source and represents 71% of total energy consumption. Premises are mainly heated by natural gas. Hydrocarbons are used less and less for heating and are now reserved for engine trials and backup equipment. The energy impact of transporting goods is not currently taken into account.

	2005	2006
Electricity (metric tons of oil equivalent/employee)	1.35	1.34
Gas (metric tons of oil equivalent/employee)	1.60	1.10(1)
Fuel (metric tons of oil equivalent/employee)	0.96	0.48(2)
Total SAFRAN Group (metric tons of oil equivalent/employee)	3.91	2.92

(1) Reduction in Group structure and energy savings.

(2) Less extensive engine trial programs in 2006 in line with our new product development plans.

The equivalence factor used for electricity consumption (1MWh = 0.086 metric tons of oil equivalent) is taken from "The new methodology for preparing energy consumption reports in France" published in February 2002.

Atmospheric emissions

	2005	2006
Carbon dioxide (metric tons)	282,057	200,400
Nitrogen oxides (metric tons)	290	207
Sulfur oxides (metric tons)	162	97

For the most part, these emissions are due to heating and engine tests. They are calculated based on gas and fuel consumption.

Each Group facility has an emission monitoring plan which ensures optimum performance and emissions of boilers used in heating installations and manufacturing.

Other discharges into the atmosphere arise from industrial activities. These mainly concern solvents. By implementing plans for the management of solvents, the facilities have started reducing emissions of volatile organic compounds.

Waste

Waste resulting from industrial or tertiary activities is classified into two main categories: ordinary, non-hazardous waste and other waste, known as hazardous industrial waste.

The production of metallic chips is included in ordinary waste data.

	2005	2006
Ordinary waste (metric tons/employee)	0.65	0.59
Hazardous industrial waste (metric tons/employee)	0.51	0.32

Waste is either recycled and transformed or stored.

	2005	2006
Recycled and transformed (metric tons/employee)	0.97	0.72
Storage (metric tons/employee)	0.19	0.19
Total SAFRAN Group (metric tons/employee)	1.16	0.91

Aqueous discharges

The majority of SAFRAN sites and industrial processes have little or no impact on water quality. Processing effluents that could represent a risk are discharged into surface water via treatment plants that are constantly monitored. When this is not the case, they are collected as an industrial process.

4.4.7.2. Other current actions

Also of note in 2006 is the continued roll-out of ISO 14001 and OHSAS 18001 certification, the certification of products and processes following the substitution of hexavalent chromium and cadmium, the performance of appraisal work on soil (acquisition of Orga Group sites and the Tarbes site previously operated by GIAT, etc.) and groundwater and rehabilitation work on polluted soil.

5.1. Company history and developments

5.1.1. Corporate name

Corporate name: SAFRAN

5.1.2. Companies register and Registration number

SAFRAN is registered with the Paris Trade and Companies Register under the number n° 562 082 909

5.1.3. Date of incorporation and term

SAFRAN was incorporated by private deed in Paris on August 16, 1924, filed with the Paris Trade Court on September 17, 1924.

It was incorporated for a term of 99 years until August 28, 2023, unless dissolved in advance or extension of this term as provided in the Articles of Association.

5.1.4. Registered office and legal form, governing law, country of origin, address and telephone number of registered office

Registered office: 2 Boulevard du Général Martial Valin — 75015 Paris

Legal form: Limited liability company with an Executive Board and a Supervisory Board

Governing law: French legislation

Country of origin: France

Address and telephone number of registered office: 2 Boulevard du Général Martial Valin — 75724 Paris Cedex 15 Telephone: + 33 01 40 60 80 80

5.1.5. Major events in the development of the Company's business

SAFRAN was created by the merger, on May 11, 2005, of Snecma, the Snecma Group holding company and Sagem SA, after the transfer by this latter, on the same date, of its entire industrial activities to two wholly-owned subsidiaries, Sagem Communication and Sagem Défense Sécurité. Following these transactions, SAFRAN became a holding company, holding all the subsidiaries of the former Sagem SA and Snecma. The main stages in the development of the businesses of these two companies were as follows:

Sagem SA

The Company was founded in 1924. It was first active in mechanics and electricity and later extended its scope of business to include optronics for the French Navy.

1985:	Employee buyout
1996:	Takeover of Silec by Sat
1998:	Takeover of Sat by Sagem
1999:	Acquisition de Sfim (defense electronics group) and merger in December
2000:	Takeover of Sfim's French industrial subsidiaries
2001:	Sale of automobile electronics activities
2002:	Acquisition of Philips' fax division, acquisition of Monetel's electronic transactions division
2003:	Acquisition of Vectronix's defense optronics division; Start-up of Ningbo Bird Sagem Electronics Co Ltd in partnership with the Chinese Group Bird (mobile phones); Merger of the holding company Coficem and Sagem International (wholly-owned Sagem subsidiary)
2004:	Acquisition of interests in Wuhan Tianyu Information Industry Co, Ltd (34%) and Wuhan Sagem Tianyu Electronis Co, Ltd (73.34%).
2005:	Merger of Snecma and Sagem

Snecma

Snecma was formed in 1945 on the nationalization of Gnome et Rhône and the absorption of several other engine manufacturers, precursors of the aviation industry. From its creation, Snecma developed its own jet engines, notably for Dassault Aviation combat aircraft, such as the Mystère, Etendard and Mirage.

1968:	Snecma takes control of Hispano-Suiza
1971:	Merger with Messier
1974:	Major alliance with General Electric (USA) with a view to producing engines for civil transport engines (CFM56 engines)
1985:	Takeover of Société Européenne de Propulsion
1994:	Merger with Dowty
2000:	Acquisition of the Aviation business of the Labinal Group
2000:	Acquisition of Hurel Dubois
2004:	IPO by the French State, reducing its stake in the company from 97.2% to 62.2%.
2005:	Merger of Snecma and Sagem

5.2. Investment and capital expenditure

Total Group investment and capital expenditure on property, plant and equipment and intangible assets amounted to €689 million in 2006, compared with €699 million in 2005.

5.2.1. Acquisitions of property, plant and equipment

The Group has a selective capital expenditure policy, focused on the constant search for improvements in the productivity of the production tool, while favoring proximity to major customers and high-growth markets.

The majority of capital expenditure concerns production, trial and test equipment.

The Group also invested in the refurbishment and extension of premises in France and abroad.

Total capital expenditure on property, plant and equipment amounted to €346 million in 2006, compared with €308 million in 2005.

5.2.2. Acquisitions of intangible assets

2006 saw the continuation of the main development programs (A380, A400M, GenX, B787, etc.) and investment in computer software (notably data calculation and processing software).

Total investment in intangible assets (gross) amounted to €343 million in 2006, compared with €391 million in 2005.

5.2.3. Capital expenditure commitments

Capital expenditure commitments at the end of December 2006 totaled €145 million and mainly concerned industrial equipment to accompany the increase in production rates, notably in the aviation sector, and the refurbishment of production sites.

In addition, the Group negotiated the terms and conditions of a real estate lease finance contract of €70 million for a future investment.

The SAFRAN Group is organized for operating purposes into a head-company, SAFRAN and four activity branches:

— Aerospace Propulsion,

— Aircraft Equipment,

— Defense Security,

— Communications.

6.1. Aerospace Propulsion

Adjusted pro forma consolidated revenue of the Aerospace Propulsion branch in 2006 was €5,073 million, up 12.9% on 2005. This represented 45% of total Group adjusted pro forma consolidated revenue.

Aerospace Propulsion branch activities can be allocated to four key sectors with the following relative weights:

Activity sector	Products concerned	Share of revenue
Civil aviation	Engines, spare parts and services for civil aircraft	61%
Military aviation	Engines, spare parts and services for military aircraft	13%
Helicopter turbine engines	Turbine engines, spare parts and services for civil and military helicopters	16%
Ballistic and space	Engines for launchers and vehicles for the space, ballistic and missile sector	10%

The Aerospace Propulsion branch exercises its activities through the following main companies (and their subsidiaries):

Snecma: design, production, marketing and maintenance of civil and military aircraft engines, liquid propellant spacecraft engines and satellite engines.

Snecma Services: maintenance, repair and overhaul (MRO) services for Snecma civil and military aircraft engines.

Snecma Propulsion Solide: design and manufacture of solid propellant engines for space launchers, tactical and ballistic missiles and thermostructural composites.

Turbomeca: design, production, marketing and maintenance of turbine engines for civil and military helicopters, engines for military aircraft, land and marine turbine engines and related maintenance and repair services.

Microturbo: design, production, marketing and maintenance of small turboshaft engines for tactical missiles and target vehicles and land and airborne auxiliary power units.

Techspace Aero: design and manufacture of engine modules and equipment for civil and military engines, engine test cells and maintenance and repair of military engines.

Major operations impacting the scope of the branch in 2006 included:

— in China:

- creation of Snecma Xinyi Airfoil Castings, a subsidiary of Snecma specializing in turbine blade foundry activities,
- creation of Snecma Suzhou, a subsidiary of Snecma which will specialize in the machining of turbine parts and the pre-assembly of engine modules.
- creation of a joint subsidiary, owned 50/50 by Turbomeca and Beijing Changkong Machinery, for the assembly and testing of fuel regulators for hydromechanical units.

— in Mexico, creation at the end of August of a joint subsidiary, SAMES, by Snecma Services (51%) and ITR (49%). This subsidiary will specialize in maintenance activities and provide services under a long-term maintenance contract (10 years) with Mexicana.

6.1.1. Civil aviation

6.1.1.1. Key characteristics of the activity

Markets

The civil aviation sector, beyond general aviation activities, comprises four key segments:

- Business jets, requiring engines delivering between 5 and 18,000 pounds of thrust,
- Regional aircraft (30 to 100 seats) requiring engines delivering between 8 and 18,000 pounds of thrust,
- Aircraft with 100 to 200 seats and a single corridor fuselage, requiring engines delivering between 18 and 35,000 pounds of thrust,
- High capacity aircraft with a two-corridor fuselage, requiring engines delivering over 45,000 pounds of thrust (currently up to 110,000), with the rare exception of four-engine aircraft using high-end mid-power engines (e.g. Airbus A340, A380).

A civil engine program always comprises two activities: an ''original equipment'' activity, involving the sale of engines installed in new aircraft and a customer-service activity based on contracts for the sale of spare parts and repair services and more generally services agreed with operators or approved maintenance centers.

Finally, civil aviation markets are characterized by the almost exclusive use of the U.S. dollar as unit of account.

Market access conditions: alliances and partnerships

Given the technological, cost and development time challenges involved, as well as the uncertain commercial success of any engine program, engine manufacturers tend to form alliances or partnerships. This approach is designed to combine the best technological and commercial skills and pool the risks inherent in program development, through a diversified product portfolio. Partnerships or alliances are created for the length of a program, which may stretch over several decades. They may involve equal alliances between two or more engine manufacturer co-prime contractors, such as CFM International (Snecma and General Electric joint venture), or a minority stake in a program managed by an engine manufacturer prime contractor (a ''risk and revenue sharing participant'').

Unlike a traditional supplier, who receives a sales price for each part delivered, the risk and revenue sharing participant receives a share of the sales revenues determined at the outset according to its negotiated share in the program. The risk and revenue sharing participant supplies spare parts for the parts of the engine under its responsibility and receives either a sales price for these parts or a fixed-price payment in relation to its participation, depending on its share in the program.

Alongside General Electric (USA), Rolls Royce (GB) and Pratt & Whitney (USA & Canada), Snecma is one of the major civil aviation engine manufacturers assuming prime contractor responsibility for engine programs.

6.1.1.2. Key current programs and programs under development

The Aerospace Propulsion branch currently offers a wide range of engine sizes through various partnerships, as presented above, with other engine manufacturers in the following key programs:

Mid-thrust engines

The CFM56 engine range, which generates the largest share of Aerospace Propulsion branch revenue, is developed, produced and marketed under the aegis of CFM International (50/50 joint venture between Snecma and General Electric), under equal collaboration agreements.

The majority of single corridor aircraft with over 100 seats delivered during the last fifteen years are powered by CFM56 engines, which is in competition with V2500 engines produced by the IAE consortium and the Pratt & Whitney PW6000 engine (Airbus A318 only).

CFM International is the sole engine supplier for the Boeing B737 and is in competition with the aforementioned V2500 engine for the Airbus A320 range. It is also the sole engine supplier for the Airbus A340-300. At the end of 2006 and in terms of deliveries since the launch of the aircraft, the CFM56 engine powers 57.6% of the Airbus A320 range (Source: ACAS January 2007).

In 2006, orders were received for 2,121 engines (compared to 1,640 in 2005, previous record), a new all-time high since the launch of this engine range in 1982. 1,061 engines were produced during the year (up 33% on 2005) and, at the end of 2006, the backlog comprised 4,216 engines. Over 16,000 engines are in service, reflecting the size of the installed base and promising increased revenue in the long-term from sales of spare parts and services. Spare parts activities also enjoyed considerable growth.

High-thrust engines

The Aerospace Propulsion branch operates in this engine sector as a risk and revenue sharing participant with participation rates of between 5% and 23% in several major engine programs in series production and notably General Electric's CF6 and GE90 programs, under which 269 engines were delivered in 2006 (compared to 234 in 2005). Spare parts activities were also considerable.

Programs under development include the Aerospace Propulsion branch's 5% participation in General Electric's GenX program. This engine has been selected for the Boeing 787 and 747-8 (sole supplier) as well as the Airbus A350.

Series production of the Engine Alliance GP7000 engine, in which the Aerospace Propulsion branch has a 17.5% share, was put back approximately one year following the rescheduling of the A380 program by Airbus.

Low-thrust engines

The Aerospace Propulsion branch invests in this sector which is expected to enjoy high growth over the coming years, in particular for regional transport aircraft.

In addition to Techspace Aéro's participation in General Electric's CF34-10 program, the SaM146 program (delivering between 14 and 17,500 pounds of thrust), launched in partnership with the Russian engine manufacturer NPO Saturn and the involvement of the Italian engine manufacturer Avio as a *risk and revenue sharing participant* (8.8% share), actively continued development.

The engine has been selected as the sole engine for Sukhoï's 70 to 95 seater Superjet 100. Sukhoï also finalized an agreement with Alenia for the acquisition by Alenia of a share in this program, thereby strengthening the creditability of this program with airlines.

The engine development program, with commissioning scheduled for the end of 2008, reached a key milestone on July 9, 2006 with the first rotation of the engine, in line with the forecast schedule and a second engine demonstrated its ability to attain the required level of thrust for the 95 passenger-seat version.

In addition, at the beginning of 2006, Snecma announced the launch of a high pressure core demonstrator for a future engine delivering 10,000 pounds of thrust, named Silvercrest, designed to power business aircraft and to be brought into service from 2010. A cooperation agreement was signed between Snecma and Avio in July 2006 for the Silvercrest demonstrator.

Sharing of series production/spare parts and services activities

Spare parts and services activities accounted for approximately 43% of total civil aircraft propulsion revenue in 2006. Given the increase in the installed fleet and its average age, a steady rise in the level of spare parts and services activities in the future can be expected, even taking into account the estimated penetration of spare parts not supplied by the original manufacturer (having received Parts Manufacturer Approval, PMA).

6.1.2. Military aviation

6.1.2.1. Key characteristics of the activity

Markets

The military aircraft engine and related services market is dependent on customer armed forces budgets, which in the current economic climate has led to a stagnation of business activity, particularly in Europe. The military market is characterized by the importance of national independence and diplomatic considerations.

Military aviation comprises three key segments:

- Combat aircraft,
- Training and support aircraft,
- Patrol, tanker and transport aircraft.

These three segments lead to the development and production of engines of highly different natures and performance levels depending on their use: jet engines with a high thrust to weight ratio for the first segment and jet engines or turboprops closer to those found in civil aircraft for the two other segments.

As for the civil aircraft sector, these markets provide two types of business: original equipment and after-sales services, comprising the sale of spare parts and repair activities.

Competition and partnerships

The majority of civil engine manufacturers are also present in the military aircraft engine market and benefit from technical synergies between the two activities.

The key Western players in the combat aircraft jet engine sector are the Americans Pratt & Whitney, whose F100 engine powers F-15 and F-16 combat aircraft and F119 engine powers F-22 combat aircraft and General Electric, whose F110, F404 and F414 engines power F-15, F-16 and F-18 combat aircraft. Pratt & Whitney is also developing the F135 engine which will power the future U.S. fighter jet, the JSF *(Joint Strike Fighter).*

In Europe, the main products are Rolls Royce engines (the RB199 engine powers the Tornado and the Pegasus engine powers the Harrier), Snecma engines (the M53 engine powers the Mirage 2000 and the M88 engine powers the Rafale), and the EJ-200 engine developed by the Eurojet European consortium, comprising Rolls-Royce, MTU Aero Engines, Avio and ITP. This engine powers the Eurofighter Typhoon combat aircraft.

The choice of engines in the training aircraft sector mainly comprises engines produced by Snecma (the Larzac engine which powers the Alphajet) and Rolls-Royce (the Adour engine in partnership with Turbomeca, which powers BAE Systems' Hawk aircraft) and the U.S. engine manufacturers Pratt & Whitney (PW500 and PW300) and Honeywell (TFE731 family and F124).

In the engine segment for military transport and patrol aircraft, the pool primarily comprises Rolls-Royce North America (formerly Allison) and Tyne (Snecma under Rolls Royce license) T56 and AE2100 turboprops. A new entrant is the TP400 (10,000 horse power turboprop — the most powerful in the Western hemisphere) which will power the future European military transport aircraft, the Airbus A400M, and in which Snecma is involved as a member of the Europrop International (EPI) consortium.

6.1.2.2. Key current programs and programs under development

The Aerospace Propulsion branch is present in all three market segments presented above, primarily through the activities of Snecma, Turbomeca and Techspace Aero.

Combat aircraft engines

Historically tied to Dassault Aviation, activity in this segment is based on the following programs:

- the Atar engine (4.5 to 7 metric tons of thrust) which powers the Super-Etendard jets and the Mirage III, IV, V, FI and 50 family. Series production of this engine has now ceased and approximately 990 engines remain in service in twelve countries.

- the M53 engine (9.5 metric tons of thrust) which powers the Mirage 2000 jets; four engines were delivered in 2005 and sixteen engines have still to be delivered to export markets. Approximately 650 engines are in service in eight countries.
- the M88 engine (7.5 metric tons of thrust) which powers the Rafale jet; thirty-six engines were delivered in 2006 and 133 engines (including 98 orders received this year) are to be delivered to the French State over the coming years.

In addition, Techspace Aero participates in General Electric's F110 program and Pratt & Whitney's F100 program (manufacture of parts), and is also responsible for the repair and maintenance of its parts fitted in the F100 engine for fourteen of the eighteen air forces around the world with the F16/F100 aircraft.

There are no new engine programs under development. A demonstration program named M88 ECO has been launched with the primarily objective of reducing the overall cost of M88 ownership and a secondary objective to increase in the long-term the engine thrust to 90 kiloNewton in response to the requirements of the potential export market for the Rafale.

Training and support aircraft engines

Activity in this sector is based on the following programs:

- Larzac (1.4 metric tons of thrust), which powers Dassault Aviation's Alphajet training aircraft and for which series production has ceased. The Larzac engine also powers the Russian MiG-AT and Indian HJT36 training aircraft.
- Adour: this engine delivers thrust of 3.7 metric tons (with after-burner) or 2.9 metric tons (without after-burner) and is developed and produced by RRTM (Rolls-Royce Turbomeca Ltd.), a partnership between Turbomeca and Rolls-Royce. The Adour engine powers support and attack aircraft and primarily the Jaguar aircraft produced by Dassault Aviation and BAE Systems, the Hawk produced by BAE Systems and the Goshawk T45A produced by Boeing. 85 engines were delivered in 2006 (compared to 38 in 2005).

Patrol, tanker and transport aircraft engines

Activity in this sector is based on the following programs:

- The CFM56 family powers the military versions of the Boeing 707 (CFM56-2), and Boeing 737 (CFM56-7): U.S. marine C-40 transport aircraft (military version of the Boeing 737 transport aircraft), MMA (*Multimission Maritime Aircraft* — maritime patrol aircraft), with the first engines scheduled for delivery in 2007, AEW&C aircraft (*Airborne Early Warning & Control*) and the Wedgetail (detection and command aircraft).
- The Tyne turboprop engine, with 4,550 kW of thrust, was developed by Rolls-Royce and is produced under license by Snecma (57%) and MTU Aero Engines (20%). It powers C-160 Transall transport aircraft and Breguet Atlantic and Atlantique 2 maritime patrol aircraft. Series production of this program has ceased but it continues to generate spare part and repair business.
- In addition, the development program for the TP400-D6 engine, a 7,500 kW engine which will power the Airbus A400M European transport aircraft, reached a key milestone with the first rotation of the complete propulsion system (engine + propeller) on February 23, 2006. To date, 180 aircraft (four-engine jets) have been ordered by the seven launch countries (Germany, France, Spain, the United Kingdom, Turkey, Belgium and Luxembourg), and the first sales to non-European launch customers were secured in South Africa and Malaysia. Snecma has a 32.2% stake in the program led by the European consortium EPI (European International).

6.1.3. Helicopter turbine engines

6.1.3.1. Key characteristics of the activity

Markets

The helicopter turbine engine market is characterized by significant diversity in both applications (type of helicopter and mission purpose), helicopters (over twenty manufacturers worldwide) and customer-users, who with the exception of armed forces and certain specific civil applications, do not possess major fleets as is generally the case for aircraft.

Helicopter engine size is mainly determined by the weight of airframes and partly by the type of mission. Helicopters may have one, two and sometimes three engines.

Overall, the following applications are covered:

- State and para-statal sector: police and border surveillance, medical and emergency services,
- Civil sector: off-shore oil industry, transport, tourism and private ownership, airborne work,
- Military sector: transport, attack and ground support, maritime patrol.

This leads to significant diversity in engines and associated versions, which may be classified into four categories according to the developed range of power: 600/800 shp[5]; 900/1,300 shp; 1,500/1,800 shp; 2,000/3,000 shp.

The majority of major Western aircraft engine manufacturer groups are also present in the helicopter turbine engine market: SAFRAN via its subsidiary Turbomeca, General Electric, Pratt & Whitney, Rolls Royce and Honeywell.

The helicopter engine market, in the same way as the civil aviation market, comprises two activities: original equipment activities consisting of the sale to helicopter manufacturers of turbine engines for installation in new airframes and after-sales services based on spare part, maintenance and repair contracts with operators. This activity requires a major global customer support network given the large number of users. In 2006, the helicopter engine market enjoyed substantial growth in deliveries of new equipment and spare parts and a continued sustained level of orders, strengthening the order backlog of engine manufacturers.

<u>Relations between engine and helicopter manufacturers, engine manufacturer partnerships</u>

The airframe/engine pairing is often unique when a new model is brought into service. However, changes to the airframe or specialization for a given type of mission can lead to the development of different engine sizes, reintroducing a competition factor into programs.

There are fewer partnerships between engine manufacturers than in the civil aviation engine sector. The main partnerships are between Rolls Royce and Turbomeca (RRTM, for the RTM322 engine delivering 2,500 shp, which powers the NH90 and EH101) and Rolls Royce, Turbomeca, MTU and ITP (RTMI for the MTR390 engine delivering 1,100 shp, which powers the Tiger).

<u>Business model of a helicopter turbine engine program</u>

The profile of a helicopter turbine engine program is extremely similar to that of a civil aircraft engine program as presented above, with nonetheless a smaller ratio between after-sales and original equipment activities (3 to 4 times), as the operating life of a helicopter is considerably shorter than that of a civil aircraft.

6.1.3.2. Key current programs and programs under development

The Aerospace Propulsion branch is present in all four helicopter engine categories described above via the company Turbomeca, and is particularly active in the Eurocopter range.

<u>600/800 shp turbine engines</u>

The "Arrius" engine family in this segment notably powers Eurocopter's EC120 and EC135 helicopters, Agusta-Westland's A109 helicopter (Italy) and Kamov's Ka-226 prototype (Russia).

<u>900/1,300 shp turbine engines</u>

The "Arriel" and TM333 engine families notably power Eurocopter's AS350 B, EC130 and EC145 helicopters, the Sikorsky S76, the Chaig Z9 and Z11 (China) and the HAL Dhruv and Chetal (India). The Arriel 1 E2 engine was successfully chosen to power the 322 twin-engine UH 145 Eurocopters ordered by the U.S. Army.

5 Shp: shaft horse power

The MTR390 engine (produced in cooperation with Rolls Royce, MTU and ITP) powers Eurocopter's Tiger. A special development contract has been signed with Spain (a more powerful version will power the Tiger ordered by this country).

An initial series production order was received for 60 Shakti engines (Indian version of the Ardiden engine), which will power the new version of the HAL Dhruv helicopter. This engine is developed and produced in partnership with the Indian manufacturer HAL.

1,500/1,800 shp turbine engines

The "Makila" engine family notably powers Eurocopter's EC225 "Super-Puma" helicopters.

2,000/3,000 shp turbine engines

The RTM322 engine (50/50 cooperation with Rolls Royce) powers NH Industries' NH90 helicopter and Agusta-Westland's EH101 and Apache helicopters. This engine, which is in competition with General Electric's T700 engine, has won to date ten of the eleven NH90 open competitions.

Activity level

2006 was marked by a high level of commercial activity. For all of the above categories combined, 930 engines were delivered in 2006 (755 in 2005) and the order backlog at the end of 2006 contained 2,066 engines. Net orders received represented 1,034 engines (1,251 in 2005).

6.1.4. Ballistic and space

6.1.4.1. Key characteristics of the activity

Markets

The market targeted by the Aerospace Propulsion branch comprises two main segments: a civil space segment consisting of launch vehicle propulsion to place satellites in orbit as well as satellite engines and a military segment for the propulsion of ballistic and tactical missiles of all types.

Two types of propulsion technology are used in the civil space market: solid propellant rocket engines and liquid propellant rocket engines. Liquid chemical propellants or electric propellants (known as plasma thrusters) are used for satellite propulsion.

In Europe, the weak government market means that independent European access to space depends on the presence of Arianespace in the commercial market for the launch of geostationary telecommunication satellites. The Aerospace Propulsion branch is the main supplier of Ariane engines.

The military market comprises ballistic missiles and tactical missiles, as well as target vehicles.

Ballistic missiles are an essential part of national nuclear deterrent forces, and countries deploying these forces, except the United Kingdom, entrust production to domestic manufacturers. In this sector, France is the only European country to develop its missiles. They are powered by solid propellant engines developed by Snecma Propulsion Solide. The development of third generation M51 ballistic missiles reached a key milestone with the successful test fire of a M51 missile on November 9, enabling the commissioning phase to commence in 2007.

Orders for tactical missiles are placed by governments. Certain major markets (including the United States, Russia and China) remain totally or partially closed to European suppliers, or are subject to policies based on preference for domestic suppliers. In this sector, the engine and missile manufacturers are tied by exclusivity relations. Short-range missiles are powered by solid propellant engines, while other missiles are generally powered by jet engines.

An activity requiring substantial research and development and with little series production

In addition to a close relationship between the engine manufacturer and the launcher or missile prime contractor, the two activities are characterized by long development and engineering phases, financed by government budgets, such as the ESA (European Space Agency) for civil space activities in Europe or the National Defense budget for strategic military applications. Missile development is also financed by customer governments.

Series production activities generally concern limited quantities and the fixed-cost percentage is high.

6.1.4.2. Key current programs and programs under development

Civil space propulsion

— *Ariane programs*

With the recovery in the space market, Arianespace is considering an increase in the number of launches to seven per year from 2008. Overall, five Ariane 5-ECA rockets were successfully launched in 2006 (able to place up to 10 metric tons in geostationary orbit) and 6 launches are scheduled for 2007.

The Aerospace Propulsion branch is the main engine supplier for Ariane rockets. The following activities are performed for EADS-ST (series production) and ESA (development):

- Series production

  Powder boosters: solid propellant engines delivering 650 metric tons of thrust for Ariane 5 boosters, produced by Europropulsion, a 50/50 joint venture between SAFRAN and Avio. Twelve engines were delivered in 2006 for Arianespace (nine in 2005).

  Vulcain: cryogenic engines (liquid hydrogen and oxygen) delivering 110 to 140 metric tons of thrust to power the main stage of the G (Vulcain 1) and ECA (Vulcain 2) versions of Ariane 5. Overall, five ECA rockets powered by Vulcain 2 engines flew successfully in 2006 (able to place up to 10 metric tons in geostationary orbit) and six Vulcain 2 engines were delivered in 2006.

  HM7: cryogenic engine (liquid hydrogen and oxygen) delivering 7 metric tons of thrust to power the upper stage of the Ariane 5-ECA rocket; six engines were delivered in 2006.

- Development

  Vinci engine: the development of the new Vinci restartable cryogenic engine delivering 18 metric tons of thrust for the upper stage of the future heavy-lift Ariane 5, or the future additional European launcher, was the subject of a pre-development contract notified by the ESA (European Space Agency) at the end of July 2006.

— *Satellites*

- *Chemical propulsion:* 200-Newton engines for the European ATV (Automated Transfer Vehicle), which will ferry supplies to the International Space Station.

- *Electric propulsion:* twelve SPT100 plasma thrusters are in service in four geostationary satellites. The new plasma thruster, the PPS1350, successfully completed the earth-moon mission of the European Space Agency's lunar exploration probe SMART-1 and has clocked up over 10,000 operational hours in lifespan ground trials, a new world record for this technology.

Ballistic missile propulsion

Within the economic interest grouping G2P (75% Snecma Propulsion Solide — 25% SME, a subsidiary of SNPE), Snecma Propulsion Solide provides rocket engines for the missiles of France's ocean-going strategic nuclear force. The development of 3rd generation rocket engines (M51) reached a major milestone with the successful test fire of the M51 missile on November 9, 2006, enabling the launch of series production; delivery of the first series propulsion units.

Tactical missile and target propulsion

In this sector, the Aerospace Propulsion branch provides engines for the following MBDA missiles:

- Mistral: engines provided by Snecma Propulsion Solide,

- Cruise missiles: Microturbo's TRI range powers Apache and Scalp cruise missiles and their Storm Shadow derivatives.

Microturbo provides engines for MBDA C22 targets, for U.S. Air Force MQM107 targets and for targets produced by the Italian company Galileo (formerly Meteor) for NATO forces in Europe.

6.2. Aircraft Equipment

The SAFRAN Group is one of the world's leading aircraft systems and equipment suppliers, specializing in mechanical, hydro-mechanical and electromechanical equipment, including nacelles and thrust reversers, landing gear, wheels, brakes and associated systems, engine control systems and associated equipment, power transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The Aircraft Equipment branch also provides related maintenance, repair and overhaul (MRO) services and sells spare parts.

The Aircraft Equipment branch continued to pursue the same general objectives in 2006:

- Consolidation of leading positions in the key equipment supplier businesses,
- Substantial investment in major new and derivative aircraft programs,
- Improving economic competitiveness by constant improvements in productivity and processes (Action V) and by improving the production organization and costs.

Adjusted pro forma consolidated revenue of the Aircraft Equipment branch in 2006 was €2,644 million, up 5.3% on 2005. This represented 23% of total Group adjusted pro forma consolidated revenue.

6.2.1. Nacelles and thrust reversers: Aircelle

The nacelle is composed of the engine fairing, the air inlet, the nozzle and the thrust reverser, which, as its name indicates, reverses the engine's thrust to help brake the aircraft. The thrust reverser represents approximately half the value of the nacelle.

Aircelle has two divisions and one subsidiary which group together programs and activities by market segment:

- **"Larges Nacelles"**: In 2006, Aircelle delivered 80 full nacelles for the A340-500/600 and 463 thrust reversers for the A330 (Trent 700 engine), A320 (CFM56 engine) and A340-200/300. With respect to the A380, Aircelle delivered twelve "series production" nacelles to Airbus for the version powered by the Trent 900 engine, which obtained certification on December 12, and four nacelles for in-flight tests of the version powered by the GP 7000 engine. This equipment operates satisfactorily.
- **"Small Nacelles"**: In 2006, Aircelle delivered a total of 575 nacelle assemblies or sub-assemblies. Corresponding revenue is up 2.8% on 2005. With respect to new programs, the Falcon 7X nacelle responded satisfactorily during in-flight tests on the aircraft and the development of the RRJ/SaM146 nacelle continued in accordance with the program's general schedule.
- **"Aerostructures"**: Aerostructure activities are grouped together since 2005 in a single subsidiary (SLCA) to improve the management of this business, which mainly consists of engine fairing for the A340-200/300 and A340-500/600 family and the NH90 helicopter.

Overall, nacelles and thrust reverses accounted for some 88% of Aircelle's activity in 2006.

In 2006, Aircelle continued measures to improve its operating production structures:

- The activities of the Meudon facility were transferred to the Havre and Toulouse sites and the facility was sold.
- The new Nouasseur site in Morocco was brought into service, on schedule, at the beginning of January 2006 and the production of composite parts commenced in March.

6.2.2. Landing gear: Messier-Dowty; Support services for landing gear, wheels, brakes and associated systems: Messier Services

6.2.2.1. Landing gear: Messier-Dowty

Messier-Dowty designs, produces and supports landing gear for civil and military aircraft and helicopters of all sizes. If requested by the customer, it also handles the integration of associated systems. Messier-Dowty provides technical assistance services and distributes the spare parts needed for its equipment.

- **Airbus landing gear division:** In 2006, Messier-Dowty delivered 351 leading gear systems to Airbus for the A320 family, 83 for the A330/A340 family, 8 for the A300/A310 family and 8 for the A380.

The "enhanced" version of the A340 landing gear and the "high gross weight" version of the A340/500-600 landing gear came into service during the course of the year.

Jointly with Messier-Bugatti, Messier-Dowty continued the development of a full landing gear system for the A400M transport aircraft.

Finally, Messier-Dowty commenced preliminary studies with Airbus into the main landing gear for the new A350 aircraft.

- **Boeing and military landing gear division:** The production phase for the Boeing 787 landing gear was launched. The first series production landing gear is scheduled for delivery in April 2007. Production should be stepped up rapidly, to reach 124 full landing gear systems by 2010.

  Having already won the contract to supply the main landing gear for the Boeing V22, Messier-Dowty also won the contract to supply the front landing gear.

- **Regional and business aircraft landing gear division:** The key stages in the certification of Falcon 7X landing gear were successfully negotiated in 2006, with notably the certification audit of the front wheel steering software.

The new landing systems integration building located in Vélizy was inaugurated in July and construction work at the new plant in Suzhou, near Shanghai in China, continued throughout the year.

6.2.2.2. Support services for landing gear, wheels, brakes and associated systems: Messier Services

Messier Services specializes in maintenance services for all Messier-Dowty and Messier-Bugatti products, as well as products made by competitors for all aircraft over 10 metric tons.

— In 2006, Messier Services continued the creation of a new repair workshop in Mexico, scheduled to replace the current North-American repair hub located near Washington: certification authority approval was obtained. The Washington site was sold.

— Messier Services was selected by U.S. Air to carry out major overhaul work on its A320 landing gear systems (102 aircraft between 2007 and 2011).

6.2.3. Wheels and brakes, landing/braking control systems: Messier-Bugatti

Messier-Bugatti designs, produces and supports aircraft wheels and carbon brakes. It also provides electronic and electro-hydraulic systems for aircraft braking, tire/brake/landing gear monitoring and landing gear steering systems.

- **Wheels and brakes:** Messier-Bugatti holds approximately 41% of the market for carbon brake-equipped mainline jets (over 100 seats), equipping nearly 2,850 of the total fleet of close to 7,000. In this sector, the fleet equipped by Messier-Bugatti increased by 377 aircraft in 2006 (Source: ACAS and SAFRAN).

  At the beginning of 2006, Messier-Bugatti was selected by Boeing to equip its B737 New Generation family.

  The electric brake selected for the Boeing 787 represents the first commercial application of this new technology. Messier-Bugatti delivered the first two brakes and the first brake actuator controller, in association with Sagem Défense Sécurité, to regulate the anti-skid system.

  At the end of the year, the company launched the construction of a new wheel manufacture and brake assembly workshop at its site in Walton (Kentucky) in the United States. Production is scheduled to commence in 2008 and will supplement production at the French site in Molsheim.

- **Braking/landing control systems and monitoring systems:** Messier-Bugatti is the sole supplier of systems for all Airbus aircraft, as well as all of Dassault's civil and military aircraft. 2006 was marked notably by the completion of development work on the A380 and A340/500-600 High Gross Weight programs and by the continuation of development work on the A400M and the Falcon 7X.

  Messier-Bugatti was also selected by Boeing to supply the tire pressure and brake temperature monitoring system for a new program, the B747-8.

Passenger seat and cabin electrical system activities were sold at the beginning of 2006.

6.2.4. Engine control systems and equipment and power transmissions: Hispano-Suiza

Hispano-Suiza designs, produces, markets and supports a wide range of control systems, power transmissions and equipment for civil and military aircraft engines. It customers are primarily Group companies.

In the Power transmissions sector (38% of total activity), Hispano-Suiza was selected by Rolls-Royce to equip the successor of the BR710 engine intended for business aircraft and by Eurocopter for its EC175 helicopter.

In the Engine control systems sector (69% of total activity):

- Military programs: The M88 V2 software, integrating all maintenance functions, obtained certification mid-year and a new TP400 control system architecture was defined, integrating changes in the requirements of the customer Airbus. The first control system was delivered at the end of December.
- Civil programs: SaM146 engine control was tested and perfected during systems integration bench trials enabling the highly satisfactory completion of initial full engine trials. The control systems developed by Hispano-Suiza for the PWC610 and PWC615 were certified.

The RR Trent engine version of the A380, equipped with the electromechanical thrust reverser actuation system (ETRAS), designed by Hispano-Suiza in partnership with Honeywell, was certified on December 12, 2006. This represents the first commercial application of this technology.

At an industrial level, the company left the Bezons site in order to regroup all its employees in the North Paris region at its Colombes site. Finally, it continued the expansion of its subsidiary Hispano-Suiza Polska in Poland.

6.2.5. Wiring and electrical connection systems: Labinal

Through its subsidiary Labinal, the Group supplies electrical wiring systems and provides engineering services for the aerospace and defense markets.

Electrical wiring activities account for approximately 80% of Labinal adjusted pro forma revenue.

In 2006, the company recorded a number of new commercial wins including, notably, for the engineering and manufacture of electrical completion harnesses for the Falcon 900 and 2000 in Little Rock, United States for Dassault Falcon Jet. This follows the contract won in 2005 for the F7X.

Major milestones were reached in the implementation of important programs for two global aviation leaders, with:

— the continuation of development work on the B787 program and the delivery of the first series production harness in November,

— the delivery of harnesses for the first A380,

— the launch of wiring and electrical cabinet production for the first A400M,

— sustained production activity due to an increase in production rates for Airbus and Boeing series production programs.

The 8,000 m^2 extension to the Labinal de Mexico plant in Chihuahua, Mexico, the inauguration of a new plant with 400 employees in Ain Atiq, near Rabat in Morocco, the transfer of the North American teams in Corinth (Texas) in the United States to new premises and the opening of a new production and engineering unit at the Dassault Falcon Jet site in Little Rock (Arkansas) in the United States, enabled Labinal to respond to increases in production rates by its aircraft manufacturer customers and continue to optimize its industrial performance.

Engineering and Technology activities generate approximately 20% of Labinal revenue. This activity enjoyed an increase of close to 25% in 2006, due to significant demand to support new programs. The year was notably marked by the creation of a joint venture with the IGE+XAO Group to develop and market dedicated software for the manufacture of electrical harnesses and by the opening of a design office in Chihuahua, Mexico, linked to the activities at the Mexican production site.

The former Labinal head office in Saint-Ouen was sold in May.

6.2.6. Other activities

6.2.6.1. Engineering: Teuchos

Teuchos supplies engineering services to the aviation and automobile markets.

SAI in India and Teuchos Maroc in Morocco had 340 and 90 employees, respectively, by the end of the year.

In November, Teuchos brought together the majority of its employees in the Paris region in a new facility located in Montigny-le-Bretonneux.

6.2.6.2. Connectors: Cinch Connectors Inc.

Cinch Connectors Inc. designs, manufactures and markets connector and connection system ranges for the commercial vehicle market, and for certain segments of the aviation, defense, telecommunications and computer markets.

6.2.6.3. Small electric motors: Globe Motors

Globe Motors designs, produces and markets a wide range of precision electric motors and actuators.

6.2.6.4. Aircraft ventilation systems: Technofan

Through its 60.71%-owned subsidiary, Technofan (listed on Segment C of Euronext Paris; where the remaining shares are publicly traded), the Group designs, manufactures and markets ventilation systems for aircraft cabins, avionics and brake cooling systems for commercial and military aircraft and helicopters.

Having already been awarded the contract for cockpit, cabin, avionics and brake ventilation for the A380, Technofan was selected for the ventilation of the secondary electrical distribution system.

6.2.6.5. Hydraulic filters: Sofrance

Sofrance manufactures and markets a wide range of filtration systems for fuel, lubrication, air and hydraulic applications.

Sofrance was selected by Airbus to supply, as secondary ''after-sales'' supplier, cabin air filters for the A380.

6.3. Defense Security

6.3.1. Defense and Security branch key events

The key events in 2006 were as follows:

Navigation and aeronautic systems:

— operational commissioning of 14 Pakistani Mirage V combat aircraft modernized by Sagem Défense Sécurité.

— selection of Sagem Avionics, Inc. to supply electronic equipment for the flight control system for 322 U.S. Army UH-72 Lakota (EC145) helicopters.

— appointment of Sagem Avionics, Inc. as exclusive partner of General Dynamics Aviation Services for the modernization of Gulfstream GII and GIII avionics.

— Modular Air-Ground Armament System: successful completion of Rafale integration shot and of the first decametric certification shot.

Optronics and air-ground defense systems:

— success on the export market of new generation multi-function night-vision equipment (with integrated range-finder, compass and GPS).

— delivery of prototypes of the FELIN infantry soldier system to the French Defense Procurement Agency (DGA); presentation of FELIN at the NATO summit by the French Army.

- — order from the Greek Defense Ministry for two additional Sperwer UAV systems; three NATO-member armies use Sperwer in external operations.
- — acquisition of the Naval & Ground activities of EADS Defence Security, in order to strengthen Sagem Défense Sécurité's position in naval optronics.

Security:

- — selection of Sagem Défense Sécurité by Mexico to develop the largest multi-biometric system (fingerprints and facial recognition) in the world, for use in controlling voting lists.
- — strong growth in electronic payments systems in 2006; success of the new range of Sagem Monétel payment terminals.
- — selection of Sagem Défense Sécurité by the European Commission to supply the biometric identity management system for the European Union (initially for European visa requests) and by France to supply the biometric visa processing system (VisaBio).
- — selection of Sagem Défense Sécurité by the French off-track betting association, PMU, to supply new betting terminals.

6.3.2. Activities of Sagem Défense Sécurité and its subsidiaries during the year

Adjusted pro forma consolidated revenue of the Defense Security branch in 2006 was €1,445 million, up 17.4% on 2005 (5.2% on a comparable group structure basis after restatement for the entry into the Group of Orga). This represented 13% of total Group adjusted pro forma consolidated revenue.

6.3.2.1. Navigation and aeronautic systems division

As in 2005, the Navigation and sensors business recorded growth across all its markets. The total order backlog for all activities is up.

The delivery of equipment for the forty-eight Rafale combat aircraft continued actively, with the supply of OSF (front-sector optronics system), SAMIR (missile launch warning system), inertial units, BISE interface units and gyroscopic units.

With respect to the AASM program (Modular Air-Ground Armament System), 2006 saw the successful completion of a Rafale integration shot and of the first decametric certification shot. Overall 12 shots were performed, all successfully.

Research into a metric version of AASM continued, together with work on a laser version (Upstream Research Proposal — Phase 1).

In the infrared seeker sector, a contract for the development and production of the Mistral RMV (Mid-life Upgrade) seeker was obtained at the beginning of the year. The production of MICA seekers continued, with the delivery of 163 missiles in 2006.

In the Avionics sector, revenue continued to increase in 2006 on 2005, due to the increased production rates of the majority of our customers' programs and notably the NH90.

The Server Communication Interface (SCI — component of the Network Server System (NSS) security software, information management system) for the A380 obtained certification.

The first electrical braking control systems for the Boeing 787 were delivered to Messier Bugatti.

Sagem Défense Sécurité was selected to supply flight actuators for the new Bell Helicopter programs.

Sagem Avionics, Inc., a wholly-owned subsidiary operating in the avionics sector, became the exclusive partner of General Dynamics Aviation Services for the modernization of Gulfstream GII and GIII avionics. Sagem Avionics, Inc. was also selected to supply electronic equipment for the flight control system for 322 U.S. Army UH-72 Lakota (EC145) helicopters. Under the ROSE III program for the modernization of Pakistan Air Force Mirage V combat aircraft, the 27th squadron of 14 modernized Mirage V jets came into operation.

Under the HORUS program for the modernization of Egyptian Mirage V combat aircraft, certification was obtained in France for the prototype and delivered to the customer.

The contract signed in December 2005 by the SAS ASTRAC joint-venture owned 50/50 by Sagem Défense Sécurité and Thales Systèmes Aéroportés, with the Moroccan Royal Air Force for the modernization of twenty-seven Mirage F1 combat aircraft came into effect and development is currently in progress.

In the Command systems sector, the roll-out of SICOPS Bases (Air Base Operations Information and Communications System) to all French Air Force operational bases was completed in 2006.

In the mission preparation sector, the SLPRM (Local mission preparation and replay system) version designed for the Rafale F2 entered the operational demonstration phase.

6.3.2.2. Optronics and air-ground defense systems division

Tiger helicopter sight activities were marked by the confirmation by France and Spain of series production orders for the new HAD helicopter version. These orders are in addition to STRIX series production orders placed by France and Australia and an OSIRIS order placed by Germany.

With regard to thermal cameras and night vision binoculars, orders were received for third generation MATIS cameras from new countries. JIM multifunction thermal binoculars, with integrated range-finding and compasses, already ordered by the French Defense Procurement Agency (DGA), encountered a degree of interest on the export market in 2006.

The FELIN program (infantry soldier system) continued in accordance with the contractual schedule: prototypes were delivered at the end of 2006 and training sessions were held at the beginning of January 2007 for military and French government personnel.

Two additional UAV systems were ordered in June 2006 by the Greek Army, consolidating Sagem Défense Sécurité's position as a major supplier of tactical UAVs in Europe and to NATO-member forces (over 120 UAVs delivered to date). With over 270 flights, the Sperwer plays a key role in ensuring the security of troops operating out of Kandahar in Afghanistan. As such, the Canadian State ordered an additional 10 aircraft and a ground station in 2006. At the end of 2006, Dutch and French Forces deployed Sagem Défense Sécurité UAVs in Afghanistan and Libya respectively, assisted by logistical support implemented in response to these three simultaneous external operations.

In the surface navy sector, 2006 was marked by the acquisition at the end of the year of the Naval & Ground activities of EADS Defence Security. This acquisition notably provides access to new markets in the naval and ground self-protection sector and strengths the Group's position in surface navy shots.

In the sub-marine optronics sector, 2006 saw the commercial launch of a new generation of trisensor optronic masts, adopted by the Indian Navy, with the placing of an order for 6 masts for its Scorpene submarines.

The Indian army notified Sagem Défense Sécurité of a new tranche of sight equipment for its ARJUN tanks.

For the Mégajoule Laser program, the first SAHA (amplification section excluding the amplifiers) infrastructure production lines were manufactured and tested at Sagem Défense Sécurité's Tarbes site. The CEA confirmed its decision to postpone the transfer of the first infrastructures to the Bordeaux Laser Halls.

In the optics sector (REOSC department), 2006 saw several new contracts awarded across all areas, thereby offsetting CEA's decision to postpone the production of LMJ optics. In the space sector, Sagem Défense Sécurité was selected to supply flat mirrors for the NIRSPEC (Near InfraRed Spectrometer) instrument of the James Webb Space Telescope. This space telescope, which will succeed Hubble, will be used to observe far-off galaxies.

In the astronomy sector, Sagem Défense Sécurité received an order for the project management and production of a 2.5m robotic telescope for a Russian observatory.

Key subsidiaries and investments in the optronics and air-ground systems division

The wholly-owned Swiss subsidiary Vectronix AG continued its optronic product research, manufacturing and commercialization activities, primarily concerning binoculars and portable observation instruments, both in Europe and, via its subsidiary Vectronix Inc., in North America.

Positioning and competition

The company's main competitors are British Aerospace, Thales and SELEX in defense electronics, Honeywell and Litton Industries in inertial navigation systems, Lockheed Martin, Raytheon and Northrop-Grumman in systems and optronics, Thales, Honeywell and Rockwell Collins in helicopter flight command systems, IAI and Elbit in aircraft and helicopter modernization, Teledyne and Allied Signal in ACMS (Aircraft Condition Monitoring System), IAI, Elbit and AAI in UAV systems and Thales for FELIN infantry soldier systems.

6.3.2.3. Security division

Government solutions

Calls for bids for the introduction of biometric identity cards were won in Ghana and Kazakhstan. Contracts were also signed for the delivery of civil AFIS (Automatic Fingerprint Identification System) systems in Brazil (for the Bahia state identity card), Peru and Mexico, where the Group won a contract to develop the world's largest multi-biometric system (fingerprinting and facial recognition), for the control of voting lists. The Spanish police force placed an order for Sagem Défense Sécurité's "match on card" fingerprint comparison license, for the Spanish identity card.

Finally, the EIG Sesam Vitale awarded Sagem Défense Sécurité the photo scanning contact for the future Vitale social security card in France.

In the border control sector, Sagem Défense Sécurité won a large number of key biometric visa contracts: contract with the European Union for the European visa biometric search engine (70 million individuals in the long term), contract with France for the Visabio biometric visa system, contract with the British Home Office to build an AFIS to control entry visas in the country. Orders for AFIS equipment and terminals to control refugees were signed with Romania and Latvia. Orders for terminals for biometric visas were obtained in Denmark, Finland and Estonia.

In the police sector, numerous contracts and system extensions were signed in the export market: Finland, Kuwait, South Africa, Venezuela and the United Kingdom. The Dutch police force placed an order with Sagem Défense Sécurité for the conversion of its fingerprint files. In the United States, Sagem Morpho Inc. won AFIS contracts in New Mexico and Kansas, as well as numerous extensions.

Terminals and secure systems

In the Transportation sector, Sagem Défense Sécurité was selected for the next phase of the CSA (Automatic Control and Sanction) system and will deliver 1,500 new speed cameras over the coming three years.

Sagem Défense Sécurité also won three major pilot contracts to develop a system that automatically reads car registration plates, a system that controls the distance separating two vehicles and an automated payment system for parking fines.

The gaming terminals sector recorded two wins:

— the French off-track betting association, the PMU, awarded Sagem Défense Sécurité a contract to supply 8,000 terminals to be delivered in 2007 and 2008, together with a seven-year maintenance contact.

— the Quebec lottery company, Loto Québec, selected Sagem Défense Sécurité for the replacement of its 8,750 terminals, bypassing a local supplier. These terminals will also be delivered in 2007 and 2008.

Biometric terminals reported significant sales growth in excess of 50%.

Throughout 2006, card activities (Sagem Orga GmbH and the Card department of Sagem Défense Sécurité) were under intense competitive pressure, generated by the restructuring of the global smart card industry. This led to a drop in prices of over 40% on 2005, in particular for SIM cards.

Key subsidiaries and investments in the Security division

Sagem Orga GmbH: Sagem Orga GmbH and its subsidiaries reported a marked increase in volumes in 2006, particularly in the Telecommunications sector (SIM cards). However, due to the market environment and the sharp erosion in selling prices, the company was unable to maintain revenue growth. In the face of this extremely unfavorable context, Sagem Orga took action from the beginning of the year

by adapting its commercial, industrial and R&D structures in order to improve competitiveness and continue growth, primarily in countries with high growth potential (Brazil, Russia, India and China).

SAGEM Morpho Inc.: This subsidiary markets biometric products and systems in North America.

Sagem Monétel: the payment terminals market was particularly buoyant; Sagem Monétel recorded a new sales record, enjoying growth of some 42% on last year. Sagem Monétel entered new countries (e.g. Mexico) and the 100,000th terminal was delivered in Turkey. Sales in France are also considerable.

Positioning and competition

Together with its subsidiaries, Sagem Défense Sécurité is a leader in biometric systems (N°1 worldwide in AFIS — Automatic Fingerprint Identification System — with 48% of the market, according to "Security Industry Annual 2005" published by Lehman Brothers), in electronic payment systems (N°3 worldwide in wireless payment terminals according to "The Nilson Report" of October 2006), in gaming terminals and in smart cards (N°4 worldwide, with a market share of 8.9% in microcontroller cards and 7.1% of the global smart card market according to the Frost & Sullivan "World Smart Card Markets" of December 2006).

The Group's main competitors are Thales, EADS, EDS, Siemens, Unisys, IBM, HP and NEC for major national identity card and border control programs, NEC, Motorola and Cogent for biometric systems based on fingerprint recognition, L-1 Identity Solutions and Cognitec for biometric systems based on facial recognition, Ingenico, Hypercom, and Verifone for payment terminals and Gemalto, Oberthur, and Giesecke & Devrient for smart cards.

6.4. Communications

Adjusted pro forma consolidated revenue of the Communications branch in 2006 was €2,167 million, compared to €2,342 million in 2005, including €237 million in respect of Cable and Local authority activities sold in December 2005. On a constant group structure basis, growth was 2.8%. Total branch revenue comprises €958 million generated by Mobile phone activities and €1,209 million generated by Broadband communication activities.

6.4.1. Mobile phones

Results, markets and products

Adjusted pro forma consolidated revenue of the Mobile phones division in 2006 was €958 million, compared to €1,090 million in 2005. This decrease was mainly due to the fall in the average selling price of terminals sold and the fall in the number of terminals from 17.45 million mobile phones delivered in 2005 to 17.18 million mobile phones delivered in 2006. It was also due to the decrease in revenue from the sale of modules and component kits, which was discontinued during the first six months. The share of revenue generated outside France remained stable on last year at 70%.

The seasonal nature of sales, the sharp drop in the market price of entry-level and mid-range terminals at the beginning of the year and the lack of competitive 3G products led to an operating loss for the first half of the year.

Customer perceived uncertainty as to the future of Sagem Communication's mobile phone activities and the sudden failure of certain of our competitors, made operators particularly prudent in their choice of suppliers, stopping sales from benefiting from the normally favorable seasonal nature of sales at the end of the year. As such, the operating loss worsened in the second half of the year.

In 2006, Sagem Communication maintained its position as number 7 in the world, with a market share of 1.6% (source: Gartner).

During the first nine months of the year, Sagem Communication recorded a slight increase in its market share in Western Europe of 0.3% to 6%, placing Sagem Communication in fifth place (source: Gartner). Market share gains were notably recorded in Spain (success of the Simply/Vodafone range) and Italy (Vodafone), with market share losses in the United Kingdom, Germany and France (3G products launched from the third quarter).

This growth is mainly due to the continuation of strategic relations with the main European operators — Vodafone, Orange, T-Mobile, TIM and Telefonica — and also, particularly in France, to new relations forged with virtual operators (MVNO).

In Eastern Europe, sales increased on 2005 in a generally stable market, primarily in Poland, Romania and Russia. The product mix improved with the launch of more top-of-the-range products towards the end of the year (notably my501C and my600X).

In Latin America, the production plant in Manaus (Brazil) manufactured products for the Brazilian market, distributed under the brand name of our partner in Brazil, Gradiente and marketed by the company Brightstar, under the Sagem Communication brand name, in Latin and Central America.

In the Asia-Pacific region, mobile phone sales were up considerably at the end of 2006 at 1.7 million, compared to 551,000 in 2005.

While the product portfolio was still heavily focused on entry-level and mid-range terminals at the beginning of the year, a situation exacerbated by the late launch of 3G mobile phones in the third quarter, several mid-to-top of the range products were introduced during the year:

- my700X, first EDGE product, selected by Orange, Bouygues Telecom and TIM for its music and video functions and, *inter alia*, its ability to connect to wireless stereo headphones,
- my501C (launched at the beginning of the third quarter) warmly welcomed by the markets,
- the new 3G product range with, in July, the mid-range my800X and in September the my600X (3G multimedia without video telephone capabilities) sold at a highly attractive price to enable Sagem Communication, behind in this technology, to qualify as a player in the 3G market,
- myMobileTV, designed for commercial delivery in Italy and South Africa and to be followed in 2007 by a new version with a new design even more adapted to watching TV programs.

A new range of Bluetooth accessories associated with these new products was also launched.

Finally, another product exclusive to Vodafone, the Simply VS4, was developed and launched.

Partnership with Bird

Following decisions taken last year by the partnership with Bird, procurement pooling started to bear fruit generating savings of several million euros. This was achieved by pooling the needs of both companies for only a limited number of components at the outset and will be generalized in 2007.

In addition, the R&D joint venture bringing together the design teams of Bird and NBBSE (Ningbo Bird Sagem Electronic) is operational since January 1, 2006 and has already developed several products for Sagem Communication and notably clams and slides.

New Business Unit (BU) organizational structure

In a bid to turn the business around and return to profits, a new strategy was adopted in the fourth quarter. The main objectives of this strategy are a return to profits, ensuring consistency with the strategy of our operator customers/partners; preserving the employee base and optimizing market introduction periods, while controlling fixed costs. This strategy involves focusing on markets and regions offering real added value, abandoning the race for market share and developing new niche markets such as Convergence (GSM WiFi, TV on mobile, mobile phone as means of payment), brand partnerships (notably with luxury brands) and ODM (Original Design Manufacturing) for the supply of exclusive mobile phones in large quantities to mobile phone operators or suppliers under their own brand.

To this end, the Mobile phones business segment was restructured into six BUs with a more vertical structure, closer to the customer and responsible for their own operating statement and assisted for sales purposes by a commercial department bringing together all the sales forces.

This new organizational structure was brought into operation at the beginning of 2007.

6.4.2. Broadband

2006 revenue totaled €1,209 million, up 19% on 2005 on a comparable Group structure basis (excluding Cable and Local Authorities).

The Broadband business comprises five activities.

Printer terminals

Some 1,363,000 terminals were delivered in 2006, representing an increase of 36% on 2005.

Growth in the Private Consumer department is due to the highly successful launch of the Photar Sagem Electronics joint venture, with 354,000 fax machines delivered in China, representing a market share of 22% (Chinese N°2 in the Phonefax market — Source OLX Beijing July 2006), combined with strong Phonefax sales in Europe.

In the Business department, after a difficult start in the first half of the year due to delays with entry-level laser products, the second half of the year enjoyed record delivery levels. The signature of major OEM contracts at the end of the year contributed to an order backlog in excess of 40,000 products.

In the digital photography sector, the number of printers delivered doubled on 2005 to 85,000.

Residential terminals

Some 5,445,000 Residential access terminals were delivered in 2006 compared to 4,050,000 in 2005. The increase in the number of residential gateways (Livebox, DartyBox, NeufBox, Freebox, AliceBox, etc.) is substantial, rising from 1,795,000 to 3,498,000 in 2006.

The development and active marketing of new services over the Internet by the major European operators should enable us to continue this growth.

Sales of wireless phones also increased from 1,100,000 to 1,491,000 in 2006. A range of high value-added products (Wideband, Slim, etc.) was designed to ensure the long-term profitability of this activity.

Set top boxes and Digital Television

Due to extremely disappointing financial results, it was decided in June 2006 to discontinue the Television activity.

In the TV set top box sector, sales increased significantly from 1,524,000 to 2,162,000 in 2006.

Market positions are as follows:

— 1st in Europe in Digital terrestrial TV (Source GFK January 2007)

— 1st in Europe in IP (Mpeg4 SD and HD) — Sagem Communication considers it holds a market share of approximately 35% in Europe in these extremely high growth markets

— 1st in Europe for mono-component Mpeg 4 — Estimation Sagem Communication

Networks

Sales volume for telecommunication network access equipment increased significantly.

The development of this activity is moving progressively towards professional terminals, in order to capitalize fully on the turnkey network integrator expertise of Sagem Communication.

Meters and Partnerships

Sales volume for electrical meters reached 801,000 in 2006 compared to 644,000 in 2005. 70% of this activity is carried out in the export market. At the end of 2006, EDF confirmed Sagem Communication as the supplier of Blue, Yellow and industrial meters.

With regards to partnerships, business with Areva was strongly consolidated, as was business with Ingenico and manufacturers of electrical household equipment (Fagor Brandt, Electrolux, Bosch Siemens, SEB Group).

6.5. Growth in Group activity volume

Aeronautic	2005	2006	Change
• CFM56 engines (production)	800	1,061	+33%
• Helicopter turbine engines (production)	786	979	+25%
• Landing gear (deliveries)	949	1,083	+14%
• Wheels and carbon brakes (deliveries) *(commercial aircraft with over 100 seats)*	243	377	+55%
• Power transmission (deliveries)	1,304	1,604	+23%
• Trust reversers for the Airbus A320 family (deliveries)	286	399	+40%

Defense Security	2005	2006	Change
• Multifunction night vision equipment and binoculars	4,011	4,820	+20%
• Inertial units	3,300	4,330	+31%
• Biometric terminals *(physical and data access control biometric terminals, excluding payment terminals and police systems)*	35,000	82,000	+134%
• Payment terminals	400,000	580,000	+45%

Communications	2005	2006	Change
• Mobile phones (excluding modules)	17,447,000	17,178,000	–1.5%
• Set top boxes *(satellite, cable, digital terrestrial TV, IP)*	1,524,000	2,162,000	+42%
• Broadband terminals *(residential gateways, broadband modems)*	4,050,000	5,445,000	+34%
• Printer terminals	1,000,000	1,363,000	+36%

6.6. Group backlog

Orders recorded in 2006 are up 6% on 2005 at €13.5 billion, compared to €12.7 billion in 2005.

The orders are made up of firm orders valued at market conditions.

7. ORGANIZATIONAL CHART

SAFRAN is the holding company of the SAFRAN Group.

Organizational structure

The SAFRAN Group comprises:

— a head company, the SAFRAN holding company, responsible for the strategic management, organization and development of the Group ;

— four branches grouping together companies and entities dedicated to Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications (for a presentation of the Group branches, please refer to Sections 6 and 9 of this document) ;

— subsidiaries created by business line (for more information on the Group subsidiaries and their geographical location, please refer to Sections 6 and 8 of this document).

In accordance with the strategic guidelines defined by the SAFRAN Executive Board and under its control, each subsidiary assumes all corporate duties and responsibilities with regard to legal, commercial, technical, industrial, economic, financial and social matters.

Key missions

Under the authority of the Executive Board, the primary missions of the head company are:

— to define and lead the strategy of the Group ;

— to assure the governance and control of Group companies. A certain number of rules laid down in procedures have been adopted by the Executive Board concerning, in particular :

- corporate governance in Group companies ;
- relations between subsidiaries and the Group head company ;

— to perform certain services on behalf of all Group companies ;

— to lead or coordinate actions intended to develop the reputation of the Group or increase its effectiveness.

Main financial flows

The main financial flows between SAFRAN and its subsidiaries concern the following :

— cash pooling is performed at SAFRAN Group level; as such cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

— a foreign exchange risk management policy is also implemented centrally by the head company for the entire SAFRAN Group which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

— pursuant to the provisions of Article 223 A of the French General Tax Code, SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

— services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

Section 6 presents an overview of the main subsidiaries with minority interests.

SAFRAN Balance Sheet as of December 31, 2006

	2006	2005
	In millions of euros	
ASSETS		
Intangible assets	3,268.8	3,268.7
Property, plant and equipment	17.9	21.8
Long-term investments	3,461.8	3,480.5
NON-CURRENT ASSETS	**6,748.5**	**6,771.0**
Group financial current accounts	910.3	574.0
Other receivables	194.1	153.1
Marketable securities and cash and cash equivalents	528.1	781.0
CURRENT ASSETS	**1,632.5**	**1,508.1**
TOTAL ASSETS	**8,381.0**	**8,279.1**
EQUITY AND LIABILITIES		
Share capital	83.4	83.4
Additional paid-in capital and tax-driven provisions	4,326.1	4,172.8
Net profit for the year	**216.4**	**302.6**
EQUITY	**4,625.9**	**4,558.8**
PROVISIONS FOR CONTINGENCIES AND LOSSES	**397.6**	**250.1**
Borrowings	919.9	1,109.2
Group financial current accounts	2,153.2	2,106.7
Other liabilities	284.4	254.3
LIABILITIES	**3,357.5**	**3,470.2**
TOTAL EQUITY AND LIABILITIES	**8,381.0**	**8,279.1**

Intangible assets mainly comprise the "merger deficit" recognized on the Sagem/Snecma merger of €3,268 million.

Long-term investments comprise equity investments of €3,168 million (€3,160 million as of December 31, 2005) and medium to long-term loans granted primarily to subsidiaries of €245 million.

The decrease in borrowings reflects capital repayments of €55 million and a decrease in short-term security issues of €185 million.

SAFRAN Group simplified organizational chart as of December 31, 2006


SAFRAN
AEROSPACE PROPULSION
100 % SNECMA (F)
100 % SNECMA SERVICES (F)
100 % SNECMA SERVICES BRUSSELS (Belgium)
51.7 % SICHUAN SNECMA AERO-ENGINE MAINTENANCE CO. LTD (China)
50 % FAMAT (F)
50 % CFM INT. SA (F)
50 % CFM INT. INC. (US)
100 % SNECMA PROPULSION SOLIDE (F)
100 % TURBOMECA (F)
100 % MICROTURBO (F)
51 % TECHSPACE AERO (Belgium)
100 % CENCO, INC. (US)
50 % EUROPROPULSION (F)
AIRCRAFT EQUIPMENT
100 % MESSIER-DOWTY (GB)
68.10 %
31.90 % MESSIER SERVICES INT. (F)
100 % MESSIER-BUGATTI (F)
100 % LABINAL (F)
100 % HISPANO-SUIZA (F)
76.01 %
23.99 % AIRCELLE (F)
100 % TELICHOS (F)
100 % SOFRANCE (F)
61.80 % TECHNOFAN (F)
100 % SAFRAN USA, INC. (US)
100 % CINCH CONNECTORS, INC.(US)
100 % GLOBE MOTORS, INC. (US)
DEFENSE SECURITY
100 % SAGEM DEFENSE SECURITE (F)
100 % SAGEM ORGA GmbH (All)
100 % SAGEM MONETEL (F)
100 % SAGEM DENMARK A/S (Denmark)
33.35 % WUHAN TIANYU INFORMATION INDUSTRY CO. LTD (China)
40 %
60 % WUHAN SAGEM TIANYU ELECTRONICS CO. LTD (China)
100 % SAGEM MORPHO INC (US)
100 % SAGEM NAVIGATION GmbH (Germany)
100 % VECTRONIX AG (Switzerland)
100 % VECTRONIX INC. (US)
40 % SOFRADIR (F)
85.02 % ULIS (F)
100 % SAGEM AVIONICS INC. (US)
COMMUNICATIONS
SAGEM COMMUNICATION (F)
NINGBO BIRD SAGEM ELECTRONICS CO. LTD (China)
SAGEM TUNISIE SARL (Tunisia)
COMPAGNIE DE DECOUPE DE L'OUEST CDO SAS (F)
SAGEM AUSTRALASIA PTY LTD (Australia)
DR NEUHAUS TELEKOMMUNIKATION GmbH (Germany)
SAGEM MAGYARORSZAG ELECTRONIKAI Kft (Hungaria)
SAGEM NETWORKS POLAND Sp.z.o.o. (Poland)
SAGEM COMMUNICATION TIANJIN (China)
SAGEM INDUSTRIA E COMERCIO DE COMMUNICACOES Lda (Portugal)
PHOTAR SAGEM ELECTRONICS CO. LTD (China)
100 % NSO SUB-GROUP*
*National Sales Organization (European distribution network)

DETAILED FINANCIAL INFORMATION ON SUBSIDIARIES AND AFFILIATES AS OF DECEMBER 31, 2006
Decree 83.1020 of November 29, 1983 — Article 24-11

Company	Share capital	Equity other than share capital and net profit	% share capital held	Carrying amount of investment		Outstanding loans and advances granted by the parent company	Guarantees and endorsements granted by SAFRAN	2006 revenue	2006 net profit (loss)	Dividends received by SAFRAN in 2006
				Gross	Net					
A. DETAILED INFORMATION ON SUBSIDIARIES AND AFFILIATES WHOSE GROSS CARRYING VALUE EXCEEDS 1% OF SAFRAN SHARE CAPITAL (i.e. €0.8 million)										
1. Subsidiaries (more than 50% of share capital)										
a) French companies										
• Connecteurs Cinch	13.5	0.4	100.0	11.3	11.3			1.1	1.8	4.9
• Etablissements Vallaroche	15.6	1.9	100.0	62.8	26.4			0.0	9.0	
• Aircelle	41.2	172.2	52.7	224.2	224.2	90.2	258.4	599.1	(48.1)	
• Hispano-Suiza	36.8	51.5	100.0	163.8	163.8	50.1	0.3	445.3	19.9	
• Labinal	19.3	17.2	100.0	190.2	190.2			334.6	25.2	10.0
• Messier Bugatti	33.6	139.6	100.0	180.3	180.3		0.4	431.1	16.8	18.5
• Safran Informatique	7.2	1.9	100.0	8.7	8.7			43.5	1.0	1.2
• Sagem Communication	300.3	(40.3)	100.0	301.0	301.0			2166.9	(159.6)	
• Sagem Défense Sécurité	593.3	6.5	100.0	595.0	595.0	3.7		1169.4	(230.6)	47.5
• Snecma	150.0	143.7	100.0	199.4	199.4		2.7	3441.9	275.5	130.0
• Snecma Propulsion Solide	20.0	6.4	100.0	23.9	23.9			214.5	16.3	15.3
• SnecmaSat	0.2	4.8	100.0	9.3	0.0			0.0	2.8	
• Sofrance	1.5	5.5	100.0	21.2	21.2			17.9	1.4	1.3
• Teuchos	0.1	9.4	100.0	9.8	9.8			44.4	6.6	
• Turbomeca	38.8	124.0	100.0	539.0	539.0		0.1	870.0	50.2	46.1
• Valin Participations	5.3	(65.6)	100.0	5.3	0.0			0.0	(1.7)	
• Technofan	1.5	33.8	60.7	17.4	17.4			48.2	4.5	0.6
b) Foreign companies										
• Messier Dowty Int Ltd	83.4	282.3	100.0	380.2	380.2			20.7	12.9	9.3
• Snecma Ltd (formerly Labinal Ltd)[1]	24.1	1.5	100.0	40.0	40.0			0.0	2.5	
• Safran USA Inc	94.8	3.6	100.0	127.6	127.6	2.6		0.0	10.5	
• Safran Human Resources Support Inc[1]	0.1	0.9	100.0	1.8	1.8			11.3	0.3	
• Techspace Aéro (Belgium)	62.4	112.9	51.0	63.8	63.8			338.7	17.7	5.1
2. Affiliates (10 to 50% of the share capital)										
a) French companies										
• ArianeEspace Participations[1]	21.9	13.2	10.4	31.7	0.0			0.0	9.9	
• Corse Composites Aero[1]	1.7	4.3	33.0	1.0	1.0			22.5	0.0	
• Eurotradia[1]	3.0	31.2	11.0	2.1	2.1			53.5	2.7	0.3
B. SUMMARY INFORMATION CONCERNING OTHER SUBSIDIARIES AND AFFILIATES										
1. Subsidiaries (more than 50% of share capital)										
a) French companies				2.1	0.6					1.4
b) Foreign companies										
2. Affiliates (10 to 50% of the share capital)										
a) French companies				0.4	0.4					
b) Foreign companies				39.6	38.7					1.3

Foreign company share capital, equity, revenue and net profit/(loss) balances are translated into euro at the official exchange rate as of December 31, 2006.

(1) - Position as of December 31, 2005

8. REAL ESTATE, PRODUCTION PLANTS AND EQUIPEMENT

O : Owner
T : Tenant
FL : Finance Lease

Company	Site	Activity	Employee numbers as of 12/31/2006	Occupation
SAFRAN	Paris 15 (France)	Group headquarters	337	O
SAFRAN Informatique	Malakoff (France)	Computing	170	O
Aircelle	Plaisir (France)	Headquarters — Design and production of nacelles and thrust reversers	289	T
Aircelle	Le Havre/Gonfreville (France)	Design and production of nacelles and thrust reversers	1,445	O
Aircelle	Colomiers/Toulouse (France)	Customer service, Industrial integration	183	O
Aircelle	Burnley (United Kingdom)	Production of nacelles and thrust reversers	505	O
SLCA	Plaisir (France)	Headquarters	59	T
SLCA	Florange (France)	Production of aerostructure parts	137	O
Cinch Connectors Inc.	Lombard (USA)	Connectors for vehicles	96	T
Cinch Connectors Inc.	Reynosa (USA)	Connectors for vehicles	575	T
Cinch Connectors Inc.	Vinita (USA)	Connectors for vehicles	247	O
Cinch Connectors Inc.	Worksop (United Kingdom)	Connectors for vehicles	95	T
Globe Motors Inc	Dayton (USA)	Electric engines	133	O
Globe Motors Inc	Dothan (USA)	Electric engines	229	O
Globe Motors Portugal	Vila Do Conde (Portugal)	Electric engines	114	FL
Hispano Suiza	Colombes (France)	Headquarters — power transmission systems	817	O
Hispano Suiza	Reau/Moissy-Cramayel (France)	Electronic control and regulation systems	1,008	T
Messier Dowty Inc Canada for Hispano Suiza	Peterborough (Canada)	Electronic control systems	136	T
Labinal	Montigny le Bretonneux (France)	Headquarters	87	O
Labinal	Vichy/Charmeil (France)	Manufacturing	183	O
Labinal	Villemur sur Tarn (France)	Production of aviation wiring	531	O
Labinal (formerly Comecad)	Blagnac (France)	Engineering (studies and research)	504	O
Labinal	Ajaccio (France)	Production of aviation wiring	46	O
Labinal GmbH	Hamburg (Germany)	Wiring production	351	T
Labinal Inc.	Pryor Creek (USA)	Wiring production	662	O
Labinal Inc.	Everett (USA)	Wiring production	142	T
Labinal Corinth Inc.	Corinth (USA)	Wiring production	591	T
Messier Services SA	Velizy Villacoublay (France)	Headquarters	60	T
Messier Services SA	Molsheim (France)	Landing gear repair	423	O
Messier Services Asia Ltd.	Singapore (Singapore)	Landing gear repair	295	O
Messier Services Inc	Sterling (USA)	Landing gear repair	32	O
Messier Services Inc	Queretaro (Mexico)	Landing gear repair	94	T
Messier Services Ltd.	Gloucester (United Kingdom)	Landing gear repair	177	O
Messier Bugatti	Velizy Villacoublay (France)	Headquarters — Brake and equipment design	598	O
Messier Bugatti	Molsheim (France)	Production of wheels and brakes and hydraulic systems	444	O

Company	Site	Activity	Employee numbers as of 12/31/2006	Occupation
Messier Bugatti	Villeurbanne (France)	Production of carbon brakes — R&D	217	O
A-Carb LLC	Walton USA	Production of carbon brakes — R&D	118	O
Messier Dowty SA	Velizy Villacoublay (France)	Headquarters — design and testing of landing gear and aircraft equipment	412	O
Messier Dowty SA	Bidos/Oloron Ste Marie (France)	Production of landing gear	903	O
Messier Dowty Limited	Gloucester (United Kingdom)	Production of landing gear and testing equipment	987	O
Messier Dowty Inc.	Montreal/Mirabel (Canada)	Production of landing gear	218	O
Messier Dowty Inc.	Toronto (Canada)	Design and production of landing gear	499	O
Famat	Saint Nazaire (France)	Manufacture of housings	478	O
Sofrance	Nexon (France)	Aircraft filtering systems	164	O
Technofan	Blagnac (France)	Manufacture of ventilation and pressurization systems	188	O
Sagem Communication	Cergy Saint Christophe (France)	Headquarters	1,164	FL
Sagem Communication	St Christophe/Osny (France)	R&D	781	O
Sagem Communication	Fougères (France)	Electronics manufacture	922	O
Sagem Communication	Lannion (France)	Manufacture of printed circuits	118	O
Sagem Communication	Montauban (France)	Customer support center	222	O
Sagem Communication	Bayonne/Mouguerre (France)	Electronics manufacture	317	O
Sagem Communication	Dinan/Quévert (France)	Electronics manufacture	298	O
Sagem Communication	Tourcoing (France)	Electronics manufacture	145	T
Sagem Communication	Velizy (France)	R&D	391	O
Sagem Com Austria	Vienna (Austria)	R&D	211	T
Sagem Com Brazil	Manaus (Brazil)	Electronics manufacture	227	T
Sagem Com Tianjin	Tianjin (China)	Electronics manufacture	75	T
Sagem Magyar Elektronikai Kft.	Budapest (Hungry)	Electronics manufacture	40	O
Sagem Tunisie SARL	Ben Arous (Tunisia)	Electronics manufacture	2,938	T
Interstar Technologies	Montreal — Quebec (Canada)	Development and commercialization of fax software	49	T
Neuhaus KGaA (DCN)	Hamburg (Germany)	R&D and electronics manufacture	83	T
Ningbo Bird Sag Ltd.	Ningbo-Zhejiang (China)	Electronics manufacture	1,149	T
Ningbo Sagem Bird R&D	Ningbo-Zhejiang (China)	R&D	245	T
Photar Sagem	Heyuan-Guangdong (China)	Electronics manufacture	536	T
Sagem Défense Sécurité	Paris 15 (France)	Headquarters	625	O
Sagem Défense Sécurité	Argenteuil (France)	R&D	717	O
Sagem Défense Sécurité	Bayeux (France)	Electronics manufacture, electromechanics	41	T
Sagem Défense Sécurité	Dijon (France)	Manufacture of optics, optoelectronics	231	O
Sagem Défense Sécurité	Eragny sur Oise (France)	R&D	1,195	O
Sagem Défense Sécurité	Mantes la Ville (France)	Manufacture of aircraft equipment	267	O
Sagem Défense Sécurité	Massy (France)	R&D and optoelectronics and aircraft manufacture	1,025	O
Sagem Défense Sécurité	Montluçon-Domerat (France)	Mechanical, optics and electronics manufacture and systems integration	1,355	O
Sagem Défense Sécurité	Saint Etienne du Rouvray (France)	Electronics manufacture	325	O

Company	Site	Activity	Employee numbers as of 12/31/2006	Occupation
Sagem Défense Sécurité	Saint Pierre du Perray (France)	Optics manufacture	122	O
Sagem Défense Sécurité	Poitiers/St Benoit (France)	Manufacture of optoelectronic equipment	506	O
Sagem Monetel	Valence-Granges (France)	R&D payment terminals	154	T
Sagem Défense Sécurité	Tarbes (France)	Manufacture of mechanical parts	80	O
Sagem DK	Glostrup (Denmark)	R&D and manufacture of payment terminals	105	T
Sagem Av US	Grand Prairie (USA)	Commercialization and customer support for Sagem aeronautic product lines	87	T
Sagem Morpho Inc.	Tacoma (USA)	Research and manufacture of Biometric identification systems	237	T
Sagem Navigation	Murr (Germany)	Research and manufacture of navigation equipment	65	T
Sagem Orga GmbH	Paderborn (Germany)	Research, manufacture and sale of smart cards	620	T
Sagem Orga Do Brasil SA	Taubate (Brazil) Sao Paolo (Brazil)	Research, manufacture and sale of smart cards	409	T
Smart Ship Ltd	New Delhi (India)	Research, manufacture and sale of smart cards	241	T
Syscom Corporation Limited	New Delhi (India)	Research, manufacture and sale of smart cards	66	T
Orga Zelenograd (ZAO)	Zelenograd (Russia)	Research, manufacture and sale of smart cards	136	O
Vectronix AG	Heerbrugg (Switzerland)	Research and manufacture of optronic defense products	161	T
Wuhan Sagem Tianyu Electronics Co Ltd	Wuhan-Hubei (China)	Manufacture of smart cards	60	T
Snecma	Evry-Courcouronnes (France)	Headquarters	121	T
Snecma	Evry-Corbeil (France)	Aircraft parts machining and assembly, military engine sales and marketing	3,649	O
Snecma	Gennevilliers (France)	Aircraft parts forging, casting and machining	1,876	O
Snecma	Istres (France)	Flight testing of prototype engines and rocket engine tests	66	T
Snecma	Le Creusot (France)	Turbine disk machining	204	O
Snecma	Vernon (France)	Design and production of rocket engines	1,203	O
Snecma	VILLAROCHE (France)	Jet engine design, assembly and testing and civil engines sales and marketing	3,038	O
Snecma Propulsion Solide	Le Haillan (France)	Headquarters — Solid propulsion for Ariane and missiles, thermo-structural composites	1,230	O
Snecma Services	Montereau/Melun (France)	Headquarters — Customer service	723	O
Snecma Services Bruxelles	Brussels (Belgium)	Civil engines MRO	206	T
Snecma Services	Châtellerault (France)	Military engines, parts and modules and civil engines	683	O
Snecma Services	St Quentin en Yvelines (France)	Aircraft MRO (engines)	774	O
Teuchos	Elancourt (France)	Headquarters and design office	920	T
Techspace Aero	Milmort/Herstal (Belgium)	Headquarters — Aerospace production, test bench design and jet engine testing	1,374	O
Cenco Inc.	Minneapolis (USA)	Test bench engineering	43	T

Company	Site	Activity	Employee numbers as of 12/31/2006	Occupation
Turbomeca	Bordes (France)	Headquarters — gas turbine design, manufacture and testing	2,447	O
Turbomeca	Mezières sur Seine (France)	Equipment and test benches	265	O
Turbomeca	Tarnos (France)	Production of mechanical components for and maintenance of helicopter engines	1,307	O
Turbomeca Africa	Stanton-Bonaero Park (South Africa)	Production and repair of helicopter engines	226	T
Turbomeca USA Inc.	Grand Prairie (USA)	Maintenance of delivered engines and delivery of spare parts	339	O
Microturbo	Toulouse (France)	Manufacture of low-thrust turbine engines	448	O

9. REVIEW OF THE FINANCIAL POSITION AND NET PROFIT

9.1. Introduction

The accounting principles adopted in the preparation of the SAFRAN Group consolidated financial statements are detailed in Section 20.1.6.4. and are the result of the application of all standards and interpretations adopted by the European Union and subject to mandatory application as of December 31, 2006.

SAFRAN Group is currently analyzing the practical implications and the impact on the financial statements of the future application of those International financial reporting standards (IFRS) and interpretations adopted by the European Union and subject to mandatory application after 2006, which it has not decided to adopt early. No material impacts have yet been identified.

In addition, in the absence of standards or interpretations applicable to specific transactions, SAFRAN Group management calls on its judgment when defining and applying accounting methods to produce relevant and reliable information, such that the financial statements:

— present a true and fair view of the financial position, financial performance and cash flows of the Group,

— reflect the economic substance of transactions,

— are neutral and without bias,

— are prudent,

— and are comprehensive in all material aspects.

Readers are reminded that the Snecma/Sagem merger was performed on May 11, 2005, after the successful completion of the share exchange/purchase bids launched on March 17, 2005. The Snecma accounts are consolidated in the Sagem Group structure with effect from April 1, 2005. As such, the 2005 ''statutory'' consolidated financial statements include 12 months activity for the former Sagem Group and 9 months activity for the former Snecma Group. Snecma assets and liabilities were restated to fair value in accordance with IFRS 3. This restatement primarily concerned the valuation of aviation programs and inventory.

In addition, the SAFRAN Group decided as of July 1, 2005, to apply speculative accounting for its derivative instruments used to hedge foreign exchange risk.

The above factors make the comparison of the 2004, 2005 and 2006 consolidated financial statements as presented in Section 20.1 of this document impossible and by incorporation those of 2004.

As such, pro forma consolidated financial statements were prepared for both fiscal years (see Section 20.2), adjusted as if the merger were performed with effect from January 1, 2004 and integrating the impact of foreign exchange hedges on revenue, profit from operations and net finance costs. The auditors issued an audit report with an observation on these financial statements, which is presented in Section 20.4.2.

Income statement information presented below and the related comments are based on the adjusted pro forma income statements (see Section 20.3), which do not take into account the impact of application of IFRS 3 (amortization of programs). The auditors did not issue a specific report on this information.

Balance sheet information presented below is based on the consolidated financial statements presented in Section 20.1.

9.2. Accounting considerations

The preparation of SAFRAN Group consolidated financial statements requires management to make assumptions and estimates which impact the amounts presented in the financial statements for existing assets and liabilities, income and expense items, contingent assets and liabilities and disclosures in the notes to the consolidated financial statements. The Group regularly prepares estimates, and notably those concerning performance warranties, doubtful receivables, inventory and work-in-progress provisions, investments, the carrying amount of intangible assets and property, plant and equipment, deferred tax,

restructuring operations, pension obligations, contingent liabilities and litigation and disputes. Group estimates are based on past experience and various other assumptions it considers reasonable in the circumstances and which represent the basis of asset and liability valuations whose accounting value cannot immediately be determined from other sources. Actual results may differ from these estimates and impact the financial statements of future periods.

In the Group's opinion, the most material judgments and estimates used in the preparation of the consolidated financial statements concern the following items:

— capitalized developments costs (see Section 20.1.6.4 — 2.c.);

— impairment of non-current assets (see Section 20.1.6.4 — 4.);

— repayable advances (see Section 20.1.6.4 — 7.c.);

— inventories and work-in-progress (see Section 20.1.6.4 — 9.);

— provisions for losses at completion (see Section 20.1.6.4 — 13.a.);

— provisions for financial guarantees on sales (see Section 20.1.6.4 — 13.b.);

— provisions for performance warranties (see Section 20.1.6.4 — 13.c.);

— provisions for litigation and disputes and doubtful receivables (see Section 20.1.8.2. — 12) ;

— provisions for retirement commitments and related benefits (see Section 20.1.6.4 — 14.);

— deferred tax assets (see Section 20.1.6.4 — 16.).

9.3. General presentation

SAFRAN Group adjusted pro forma consolidated revenue for 2006 is €11,329 million and adjusted pro forma profit from operations is €465 million.

Activities are grouped into four branches which are presented in Section 6:

— the Aerospace Propulsion branch, which brings together all activities relating to propulsion systems for aircraft, helicopters, missiles and launchers in civil, military and space markets,

— the Aircraft Equipment branch, which encompasses all activities relating to systems and equipment for civil and military aircraft and helicopters,

— the Defense Security branch, which encompasses inertial navigation and guidance systems, optronic equipment and systems, avionics, UAV systems, air-ground equipment and systems, biometric identification systems, secure transaction terminals and smart cards,

— the Communications branch, which brings together mobile communication and broadband activities: mobile phones, printers, residential terminals, broadband networks, electronic meters, etc.

9.4. Comparative income statements: adjusted pro forma[6]

9.4.1. Adjusted pro forma revenue

Increase in adjusted pro forma revenue between 2005 and 2006:

Adjusted pro forma revenue increased from €10,576 million in 2005 to €11,329 million in 2006, representing an increase of 7.1%. On a constant exchange rate and group structure basis, growth was 10.4%.

The increase in Aerospace Propulsion branch revenue reflects the marked increase in original equipment sales volume for both aircraft and helicopter engines. Spare parts and service activities remained at a high level, while military activities were stable on last year.

Aircraft Equipment branch revenue rose 5.3% and 9.1% on a constant exchange rate and group structure basis The postponement of the A380 program impacted revenue by €114 million.

[6] See definition in Section 9.1

Defense and Security branch revenue increased 17.4%. On a constant exchange rate and group structure basis (primarily before the integration of the Orga Group), growth was 5.4 %.

Communications branch revenue fell 7.5%. However, on a constant group structure basis (taking account of the sale of Cable and local authority activities at the end of 2005), branch revenue increased 2.8%.

Comments on adjusted pro forma revenue by branch can be found in Section 6 "Overview of activities".

A significant percentage of SAFRAN revenue is denominated in foreign currency and primarily U.S. dollars. The Group has a net dollar surplus and is exposed to EUR/USD foreign exchange risk.

Adjusted pro forma consolidated revenue is translated, for that part not naturally hedged by purchases of the company, in both 2005 and 2006, at the average rate resulting from the Group's foreign exchange hedging policy.

Foreign currency-denominated sales hedged by purchases in the same currency are recognized at the annual monthly exchange rate.

In 2005 and 2006, the average hedge rate was EUR 1 = USD 1.05 and EUR 1 = USD 1.11 respectively.

The hedge portfolio comprised U.S.$2.8 billion against euros as of December 31, 2006 (detailed information on foreign exchange hedges can be found in Section 20.1.10.1.).

Adjusted pro forma revenue breaks down by branch as follows:

	Year Ended December 31				Change
	2006		2005		2006/2005
	Amount	%	Amount	%	%
	In millions of euros				
Aerospace Propulsion	5,073	44.8%	4,493	42.5%	12.9%
Aircraft Equipment	2,644	23.3%	2,510	23.7%	5.3%
Defense Security	1,445	12.8%	1,231	11.6%	17.4%
Communications	2,167	19.1%	2,342	22.2%	–7.5%
TOTAL	**11,329**	**100%**	**10,576**	**100%**	**7.1%**

9.4.2. Adjusted pro forma profit from operations

1. Restatement of prior year financial statements

a. Change in the presentation of the Research Tax Credit

With effect from January 1, 2006, the Research Tax Credit is recognized in "Other income" from ordinary activities and no longer as a deduction from the tax charge.

The amount recorded in fiscal year 2005 of €22 million was transferred to "Other income".

b. Impact of the definitive allocation of the purchase price

On the definitive allocation of the Snecma Group purchase price, the residual goodwill balance was amended following the definitive valuation of repayable advances.

The value of repayable advances recorded at the end of 2005 was increased by €103 million, resulting in a decrease in goodwill of €67 million with the residual balance taken to deferred tax (€36 million).

c. Correction of the Sagem Défense Sécurité financial statements

The auditors KPMG and Ernst & Young presented, to the Group Audit Committee, the conclusions of the first investigative phase into the accounting impacts of the unexplained journals disclosed in the press releases of December 8 and 12, 2006. These investigations identified the need for corrections totaling €134.5 million, broken down as follows:

— Impact on 2005 equity (before tax) .... –€106.6 million
— Impact on 2005 profit from operations: .... –€25.8 million
— Impact on 2006 profit from operations: .... –€2.1 million

The company recorded these corrections in full, both in terms of amount and their allocation to specific periods, in accordance with IAS 8.

In addition to the €25.8 million correction detailed above, 2005 profit from operations was also corrected for the following two amounts:

- accounting corrections recorded following additional procedures mainly concerning long-term contracts .... –€55.2 million
- impact of the reclassification of the Research Tax Credit: .... +€7 million

Detailed information on these corrections is presented in Section 20.1.6.5. — c)

2. 2006 adjusted pro forma profit from operations

2006 adjusted pro forma profit from operations is €465 million, compared to €699 million in 2005, representing a fall of 33.5%

Adjusted pro forma profit/(loss) from operations breaks down by branch as follows:

	Year Ended December 31,			
	2006		2005	
	Amount	%	Amount	%
	In millions of euro			
Aerospace Propulsion	561	120.6%	456	65.2%
Aircraft Equipment	197	42.4%	212	30.3%
Defense Security	(101)	–21.7%	35	5.0%
Communications	(176)	–37.9%	6	0.9%
Holding company	(16)	–3.4%	(10)	–1.4%
TOTAL	**465**	**100%**	**699**	**100%**

The adjusted pro forma operating margin of the Group is 4.1% of adjusted pro forma revenue, compared to 6.6% in 2005. The decrease in profit from operations is primarily due to non-recurring events.

The Aerospace Propulsion branch improved its profitability. The extremely high level of activity, notably for aircraft engines, helicopter engines and related services, combined with good cost control, more than offset the impact of a less favorable U.S. dollar hedge rate than in 2005.

Adjusted pro forma profit from operations of the Aircraft Equipment branch is down slightly on 2005, mainly as a result of the start-up phase of certain new programs. Profitability is, nonetheless 7.5% of revenue, despite an unfavorable dollar effect.

The Defense Security branch reported an adjusted pro forma loss from operations of €101 million. This reflects the recognition of one-off expenses on defense contracts, operating losses relating to certain activities and Sagem Orga restructuring costs.

The Communications branch reported a loss of €176 million.

The mobile phone division continued to be subject to strong price pressure leading to a fall in the average selling price of its products. These ongoing difficulties led the division to impair all intangible assets recorded in its accounts, leading to a total loss of €181 million.

After discontinuing two loss-making businesses (series production of televisions and printed circuits) and a substantial reduction in costs, the Broadband division finished the year in the black, reporting a net profit of €5 million.

9.4.3. Adjusted pro forma net profit for the period

The adjusted pro forma net profit for the year ended December 31, 2006 is €177 million. The fall in overall net profit is more significant than that in profit from operations, as a result of an increased tax charge due to corrections recorded in respect of tax audits in progress in the Group's French entities.

9.4.4. Simplified adjusted pro forma income statement

	Year Ended December 31,		
	2006	2005	Change 2005/2006
	Amount	Amount	%
	In millions of euros		
Revenue	**11,329**	**10,576**	**7.1%**
Other income	74	145	–49.0%
Income from operations	**11,403**	**10,721**	**6.4%**
Change in inventories and capitalized production	710	718	–1.1%
Raw materials and consumables used	(7,384)	(6,748)	9.4%
Personnel costs	(3,128)	(2,937)	6.5%
Taxes	(229)	(219)	4.6%
Depreciation and amortization expense	(419)	(395)	6.1%
Provisions for contingencies and losses	(284)	(113)	151.3%
Asset impairment	(157)	(84)	86.9%
Other operating income/expenses	(47)	(244)	–80.7%
Profit from operations	**465**	**699**	**–33.5%**
Borrowing costs	(22)	(41)	–46.3%
Other finance costs/income	(56)	(46)	21.7%
Net finance costs/Income	**(78)**	**(87)**	**–10.3%**
Income from associates	4	3	33.3%
Profit before tax	**391**	**615**	**–36.4%**
Income tax expense	(199)	(164)	21.3%
Profit from continuing operations	**192**	**451**	**–57.4%**
Profit from discontinued operations	0	0	
Profit after tax	**192**	**451**	**–57.4%**
Minority interests	(15)	(7)	114.3%
Net profit for the period	**177**	**444**	**–60.1%**
Earnings per share	**€0.43**	**€1.08**	**–60.2%**

9.5. Simplified Consolidated Balance Sheet as of December 31, 2006

The simplified consolidated balance sheet as of December 31, 2006 presented below is taken directly from the consolidated financial statements presented in Section 20.1.

	2006	2005	Change 2006/2005
	Amount	Amount	in %
	In millions of euros		
ASSETS			
Goodwill	1,589	1,519	5%
Intangible assets and Property, plant and equipment	4,882	4,870	0%
Other non-current assets	532	571	–7%
Fair value of financial instruments	397	452	–12%
Inventories	3,240	2,870	13%
Trade receivables and other	4,545	4,363	4%
Cash and cash equivalents	743	936	–21%
TOTAL ASSETS	**15,928**	**15,581**	
EQUITY AND LIABILITIES			
Equity	4,512	4,668	–3%
Provisions	2,077	1,777	17%
Borrowings subject to specific terms and conditions	573	523	10%
Inter-bearing liabilities	1,162	1,409	–18%
Other non-current liabilities	1,041	1,124	–7%
Trade payables and other	6,563	6,080	8%
TOTAL EQUITY AND LIABILITIES	**15,928**	**15,581**	

9.6. Change in the net financial position

The net financial position is defined as cash and cash equivalents less interest-bearing current and non-current liabilities.

The change in the net financial position in 2006 and 2005 (pro forma data) breaks down as follows:

	2006	2005	Change 2006/2005
	Amount	Amount	in %
	In millions of euros		
Net cash from operations before changes in working capital	1,003	1,074	–7%
Changes in working capital	(149)	252	–159%
Acquisitions of intangible assets	(343)	(391)	–12%
Acquisitions of property, plant and equipment	(346)	(308)	12%
Operating free cash flow	**165**	**627**	**–74%**
Financial investments and other	43	9	378%
Dividends	(154)	(95)	62%
Acquisition debt		(1,250)	
Non-cash IFRS adjustments		(103)	
Change in the net financial position	**54**	**(812)**	**nm**
Net financial position as of January 1	**(473)**	**339**	
Net financial position as of December 31	(419)	(473)	

At €419 million, the net financial debt represents 9% of total equity (€4,512 million).

9.7. Dividend

SAFRAN Group adjusted pro forma consolidated net profit for the year ended December 31, 2006 is €177 million. SAFRAN SA net profit for the year ended December 31, 2006 is €216.4 million.

At the recommendation of the Executive Board, the Supervisory Board will propose payment of a dividend of €0.22 per share to the Shareholders' Meeting of May 25, 2007, representing a decrease of 39% on last year.

10. CASH AND CASH EQUIVALENTS AND SHARE CAPITAL

10.1. Share capital of the Company

10.1.1. Equity

See Section 20.1.8.2. § 11

10.1.2. Borrowings

See Section 20.1.8.2. § 15

10.2. Cash flow

See Section 20.1.9.

10.3. Financing structure

See Section 20.1.10.2.

10.4. Covenants and credit lines

Financial covenants were provided for the long-term financing secured by Snecma in 2003 and SAFRAN in 2005, based on French GAAP (see Section 20.1.8.2. -15. a)).

The limits set by the covenants were not reached during fiscal year 2006.

Available confirmed credit lines totaled €1.3 billion as of December 31, 2006.

10.5. Financing sources to satisfy commitments

The various investment commitments will be financed either internally or by draw-downs on credit lines available to SAFRAN Group. The Group has access to all available finance resources in order to satisfy its commitments (see above).

11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The range of its technological expertise enables the SAFRAN Group to respond to highly diverse market expectations, from series production electronic products to highly strategic, technology systems such as the MegaJoule laser or propulsion and guidance of the marine nuclear force. Combined, they represent a powerful instrument at the service of the Group's strategy, offering the ability to focus on new needs of core business markets or new target markets.

It is in this context that the Group's technology strategy is developed and implemented.

11.1. Positioning and major objectives

Research and Technology (R&T) comprises all studies, research and technology demonstrations needed to master technologies for the development of a given product at the lowest possible risk and cost and within the shortest possible time period. Further downstream, "Development" corresponds to product design, manufacture of prototypes, development tests and certification tests showing that the product meets customer specifications. Together these phases are known as RTD (Research, Technology and Development).

RTD is therefore a grouping of fundamental activities that are key to the Group's strategy. The cost of these activities totaled approximately €1.4 billion in 2006, 60% internally financed, reflecting the importance given to preparing the Group's future and to the development of new products and programs.

Thanks to world leading technologies and highly talented human resources that represent more than 20% of the Group's employees, the Group is extremely well placed to face, with its customers, the challenges posed by changes in the needs of society by integrating, in particular, a reduction in energy consumption and environmental pollution and safety improvements.

Organized around a decentralized model ensuring a strong focus on objectives, the Group works constantly on the development of technology synergies. In order to ensure maximum efficiency, centers of excellence, based on the expertise of several subsidiaries, have been established in the most transverse disciplines, such as materials and procedures, acoustics, thrust electronics, monitoring and critical software, etc.

11.2. Major technology areas

The R&T areas are selected in accordance with the Group strategy and market expectations. The areas selected are determined following an analysis of each market segment by the subsidiaries responsible for each area and consolidated at business level by the Group R&T Department. The key R&T areas include:

— **low consumption aviation turbo engines, more respectful of the environment:** technological developments are directed by ACARE 2020 objectives which include a 20% reduction in engine consumption and a 50% reduction in noise. The Propulsion branch has been working constantly on achieving these objectives for a number of years, which it sees as a guarantee of its future success. Of note are the initiatives led or launched by SAFRAN within the French research networks — INCA for combustion chamber technology, IROQUA for noise pollution reduction, the VITAL program (6th Framework Program for Research & Development, FPRD), launched in 2005 with the objective of testing new engine architectures, under the coordination of Snecma — making this subsidiary one of the world leaders in R&T in this sector. In this area, SAFRAN was active in the setting up of the "Clean Sky" Joint Technology Initiative proposed by the European Commission to validate, jointly with other leading aviation industrial companies, the technologies which will enable the ACARE objectives to be attained. The benefits of this R&T have so far enabled the Group to offer aircraft manufacturers new competitive products including the SaM146 for regional aircraft, the TP400 engine for the A400M military transport aircraft and the Ardiden for mid-range helicopters. In order to prepare a new generation CFM56 engine which will be proposed to power the successors of the Boeing B737 and Airbus A320, the LEAP56 program to validate new technologies was launched in conjunction with GE Aircraft Engines in 2005 and is being actively continued.

— **more electric aircraft technologies:** in this sector, the Group is preparing for a revolution in onboard energy systems which will see hydraulics and pneumatics being abandoned as energy vectors in favor of electricity alone, in order to benefit from lower overall possession costs. The

Group is at the cutting edge of this revolution, thanks to its participation in European technology programs such as the POA (Power Optimized Aircraft) and MOET (More Opened Electrical Technologies) programs and the French program MODERNE (MODular ElectRical NEtwork), as well as its own initiatives such as the creation of a SAFRAN center of excellence for power electronics (SPEC, SAFRAN Power Electronics Center) and the AMPERES equipment demonstrator and innovative systems project for the future single corridor successors of the B737 and A320, currently being prepared by these two leading aircraft manufacturers. Thanks to its expertise, the Group plans to become a major player in this new generation of equipment. Products produced by the major aircraft programs have either been certified, as is the case for the electric reversing control unit for the Airbus A380, or are undergoing certification, as is the case for the Boeing B787 electrical brake. SAFRAN also contributes significantly, within the Clean Sky JTI, to demonstrating the positive impact of these systems on an aircraft's energy footprint.

— **integration of intelligence into aviation equipment and engines:** this new priority area will be founded on new communication and information processing expertise and the key positions of the Propulsion and Equipment branches. In order to develop new equipment functionalities, the Group is currently working on captors, algorithms, transmissions, systems architecture and their integration into the operating and maintenance chain. This primarily concerns engines due to the significant costs associated with their operation and maintenance, but also landing gear and brake systems. Achievements in this sector are already used by airlines such as Messier-Bugatti's TPMS (Tire Pressure Monitoring System), Sagem Défense et Sécurité's ACMS (Aircraft Communication Monitoring System) and the NSS (Network Server System) for the A380 produced by the Defense Security branch and certified in 2006.

— **captors and image processors:** this technology is at the heart of Sagem Défense Sécurité's businesses. Developments are powered by the increasingly high demands of the defense and security market as well as civil aviation. This latter sector includes two target markets which generate substantial technology research: Hemispherical Resonator Gyro (HRG) navigation systems, which already equip the A400M and the Modular Air Ground Armament System (AASM), as the cost potential of this technology makes it a competitive sector for the future at a global level and IR counter-measure systems to protect civil aircraft against terrorist missile attacks. In this sector, Sagem Défense Sécurité is the lead company for the CASAM (Civil Aircraft Security Against Manpads) program under the 6th FPRD (Framework Program for Research & Development).

— **aviation materials:** this sector remains strategic, in particular, for the propulsion business, where specific and volume-limited requirements do not enable the Group to continue with a mere buyer strategy. The primarily requirement is for lighter materials, associated with fuel savings and reductions in possession costs. This concerns the composite materials sector where major innovations have been achieved after constant research efforts: a woven carbon composite fan blade was successfully tested in a large engine for a long-haul aircraft, and a CMC mixer (Ceramic Matrix Composite) was tested on the CFM56 and more recently an RTM woven carbon landing gear strut for the Boeing 787 was successfully tested for the first time in the world.

— **space and ballistic propulsion:** 2006 witnessed the successful launch of five Ariane 5 flights. Propulsion remains one of the keys to reducing the cost of entering space. With a view to future versions of the Ariane 5 rocket, technology test bench trials of the turbo pump for the new generation TPTech in 2005 enabled the validation of innovative solutions simplifying design concepts. The definition of a comprehensive new generation turbo pump demonstrator has been launched, with trials scheduled for 2009. In addition, the VINCI engine for the upper stage of the Ariane 5-ECB successfully completed initial trials. In the solid propulsion sector, the first M51 shot was completed with success, due to a large extent to the constant and structured technology efforts that proceeded and accompanied the development of the four propulsion units powering this new missile.

— **modeling chains and digital simulation:** these are the subject of constant attention so as to better represent the behavior of equipment, encompass the entire life of the equipment from manufacture to wear through use, and enable a reduction in development cycles and costs. In this sector we can note the initial results, two years after launch, of the MAIA initiative, which brings together 150 researchers from the Group and academic laboratories, including 60 researchers preparing a PhD, to develop advanced mechanical technologies.

11.3. SAFRAN technological and scientific partnerships

The Group calls on outside expertise as needed and especially to decrease the cost of planned studies by building on the background knowledge of a partner, or to acquire or deploy new scientific or technological know-how not available internally. In addition, the development of external expertise networks adapted to the upstream requirements of the Group is a driver of innovation, which the Group intends to capitalize on as much as possible: in this respect SAFRAN is involved in several technology parks (*pôles de compétitivité*) and is a partner of the Aerospace Research Foundation which commenced activity in 2005.

R&T partnerships take a variety of forms, the main partnerships being:

— with the French laboratories of the CNRS (National Scientific Research Agency) and the ONERA (Aerospace Research Agency). In particular, the Group has access to 17 external research hubs covering its most important R&T disciplines, aviation, defense and security

— through initiatives such as the INCA advanced combustion research program in 2002, bringing together 22 laboratories, the MAIA advanced mechanical modeling initiative in 2003, bringing together 30 laboratories, and along the same model the IROQUA aviation noise reduction initiative launched in 2005, bringing together public sector researchers and major SAFRAN Group customers, Airbus, Dassault-Aviation and Eurocopter,

— through involvement at top levels of several subsidiaries in several programs in the 6th FPRD, and recently VITAL, MOET and CASAM, in thematic networks responsible at European level for forward-looking technology and in the preparation of the 7th FPRD for aeronautic and security priority issues.

— through significant involvement in the leadership of technology parks specializing in the aviation sector (Aerospace Valley and the ASTech project in the Greater Paris region currently under development by the French State) or complex systems (System@tic) and participation in projects undertaken by these parks,

— with industrial partners, whether customers or suppliers, to develop next-generation products, notably in the Communications branch, where anticipation, reactivity and innovation are key success factors: to this end, Sagem Communication is a partner to two projects launched by the Industrial Innovation Agency (Agence de l'Innovation Industrielle).

In addition, the Group is extremely active in several partnerships, certain of which are decades old, with engineering schools and scientific universities in France and abroad.

11.4. Intellectual property and Innovation

The SAFRAN Innovation process has several levers:

— the creative emulation of multi-disciplinary teams, both internal and external to the company, focusing on issues chosen with the aim of producing promising concepts,

— the recognition of employees who have contributed significantly to innovation in all areas and processes of the company,

— the search, in the knowledge market, for all information likely to represent a useful input to creative activity,

— the methodical management of all risks generated by innovation through the implementation of a technology maturity plan, which seeks to demonstrate the reliability of technologies prior to their introduction onto the market, which is extremely demanding with regard to security.

— the implementation of hub or network multi-partner competitive engineering structures (wider-company), comprising partners in the supply chain,

— the protection of the resulting technology sectors and the related know-how.

With regard to this latter point, an active patent filing policy has been implemented in all areas of Group activity. Patent quality is also an ongoing concern, thanks to the implementation of a rigorous selection process for proposed inventions. Over 380 patents were filed in 2006, continuing the constant growth recorded in recent years and placing SAFRAN Group among the leading filers of patents in France. This performance reflects the creativity and innovative capacity of R&D teams. Overall, the Group portfolio comprises some 11,000 patents around the world, making the Group an international leader in a large number of areas.

12.1. 2007 trends

The Group's activities in the aviation and defense sectors should continue to expand. The measures implemented by the Communications branch should begin to bear fruit. In this context, the objectives for 2007 are as follows:

- Revenue growth of approximately 5%,
- Operating margin in excess of 5% of revenue.

12.2. 2007 first quarter activities

The SAFRAN Group reported consolidated sales[7] for the first quarter of 2,796 million euros, an increase of 3.3% over the same period in 2006. At constant exchange rates, the increase would have been 8.3%.

In millions of euros	March 31, 2006	March 31, 2007	%
Aerospace Propulsion	1,185	1,319	+11.3%
Aircraft Equipment	648	679	+4.8%
Defense Security	345	360	+4.3%
Communications	529	438	−17.2%
Adjusted pro forma consolidated revenue	**2,707**	**2,796**	**+3.3%**

Aerospace Propulsion

Sales were up 11.3%. At a constant dollar, sales would have increased 18.6%. This strong growth reflects buoyant business in all civil aviation propulsion markets: commercial aircraft engines, spare parts and helicopter engines.

Aircraft Equipment

Sales by the Aircraft Equipment branch increased 4.8% over the same period in 2006. At constant exchange rates the increase would have been 11%, reflecting the continued rise in production rates for most programs.

Defense Security

Sales rose 4.3% from the year-earlier period. The Security division posted good growth in business volumes, spanning both terminals and cards.

Communications

Sales by the Communications branch decreased 17.2% from the year-earlier period. The mobile phone business experienced a sharp drop in sales volumes mainly due to the revamped product policy, launched at the end of 2006. However, sales by the broadband business rose 5% over the first quarter of 2006, driven by a strong sales growth in certain sectors.

[7] Revenue is presented in accordance with the policies described in Section 20.2.

13. PROFIT FORECASTS AND ESTIMATES

Not applicable.

14. ADMINISTRATIVE, EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES AND GENERAL MANAGEMENT

14.1. Name, professional address and duties in the Company of the following individuals, together with details of the main activities performed by them outside the Company where material

14.1.1. Executive Board

Members of the Executive Board

As at January 1, 2006, the Executive Board comprised three members :

Mr. Jean-Paul BECHAT, Chairman
Mr. Yves IMBERT
Mr. Grégoire OLIVIER

Following Mr. OLIVIER's resignation effective August 28, 2006, the Executive Board had two members effective on the same date :

Mr. Jean-Paul BECHAT, Chairman
Mr. Yves IMBERT

Following Mr. IMBERT's resignation, effective December 31, 2006, and the decisions made by the Supervisory Board on December 12, 2006, the Executive Committee comprised the following three members as at January 1, 2007 :

Mr. Jean-Paul BECHAT, Chairman
Mr. Dominique-Jean CHERTIER
Mr. Xavier LAGARDE

Information on Executive Board members in office as of the filing date of this document

Last name, first name (Age) Professional address	Duties within the Company	Term of office start date/end date Number of shares held at 12/31/2006: • Directly • Indirectly[1]	Companies in which members of the executive board have performed management, executive management, administrative or supervisory duties over the last five years
BECHAT Jean-Paul (64) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	Chairman of the Executive Board	03/18/2005 09/02/2007 21,552 22,811	**CURRENT MANDATES** Director of: • Alstom • SOGEPA **EXPIRED MANDATES** • Chairman and CEO of Snecma • Director of: - Aéroports de Paris - France Télécom - Natexis BP
CHERTIER Dominique-Jean (56) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	- **Member of the Executive Board** - CEO Senior Vice President — Social and Institutional affairs	01/01/2007 09/02/2007 0 4,403	**CURRENT MANDATES** • Director of SAFRAN Sixty* • Director of SAFRAN Conseil* • Director of Air France **EXPIRED MANDATES** • Chairman of the SAFRAN Conseil* Board of Directors

Last name, first name (Age) Professional address	Duties within the Company	Term of office start date/end date Number of shares held at 12/31/2006: • Directly • Indirectly[(1)]	Companies in which members of the executive board have performed management, executive management, administrative or supervisory duties over the last five years
LAGARDE Xavier (59) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	- Member of the Executive Board - CEO Senior Vice-President responsible for the Communications Division	01/01/2007 09/02/2007 112,038 48,805	**CURRENT MANDATES** • Chairman and CEO of Sagem Communication* • Chairman of the SAFRAN Conseil* Board of Directors • Director of Aircelle* **EXPIRED MANDATES** • Chairman of Coficem • Member of the SAFRAN Supervisory Board • Chairman of SAS Club Sagem

* SAFRAN Group company

(1) Conversion into SAFRAN shares of holdings held by the parties concerned at 12/31/2006 in connection with corporate mutual funds and companies whose assets are exclusively comprised of SAFRAN securities, based on the SAFRAN share value as at 12/31/2006.

Management expertise and experience of Executive Board members

Jean-Paul BECHAT

— Former Ecole Polytechnique student

— Holder of a Master of Sciences degree from Stanford University (USA)

1965 – 1974:.................	Production Engineer in the Snecma Group
1974 – 1978:.................	Executive Vice-President of Production for Hispano-Suiza
1979 – 1981:.................	Deputy Director to the Snecma Technical Director
1981 – 1982:.................	Executive Vice-President of Labor Relations at Snecma
1982 – 1985:.................	Deputy Director of Industrial Affairs and Senior Vice-President of Hispano-Suiza
1986 – 1994:.................	CEO and Chairman and CEO of Messier-Bugatti
1994 – 1996:.................	Chairman and CEO of SNPE
1996 – 03/2005:............	Chairman and CEO of Snecma
Since 03/2005:	Chairman of the Executive Board of Sagem SA now SAFRAN
Since 1998:....................	Member of the Board of GIFAS
1997 – 2001:.................	Chairman of GIFAS
Since 2001:....................	Honorary Chairman of GIFAS

Member of the ASD Council, member the Banque de France Advisory Board, member of the MEDEF Executive Board.

Dominique-Jean CHERTIER

— Holder of a post-graduate degree in arts

— Graduate of CELSA

1976 – 1982:.................	Assistant to the Administrative Director of Renault International
1982 – 1986:.................	Manager of employee/management relations in the SACILOR Group
1986 – 1992:.................	Executive Vice-President of Human Resources, member of the AIR INTER Management Committee
1992 – 2002:.................	CEO of UNEDIC
2002 – 2003:.................	Advisor to the Prime Minister on social affairs
Since 2003:...................	Senior Vice-President — Social and Institutional affairs of Snecma and subsequently SAFRAN

Xavier LAGARDE

— ENSICA engineer

— Master of Sciences from Caltech

1981 – 1986:...	Head of URD avionics, Sagem
1986 – 1987:...	Deputy Director of the Sagem Research and Development Centre, Argenteuil
1987 – 1989:...	Executive Vice-President of the Sagem Research and Development Centre, Eragny
1989 – 10/2001:	Executive Vice-President, Personnel and Employee Relations, Sagem
2001 – 2003:...	Executive Vice-President, Quality, Sagem
2003 – 2005:...	Executive Vice-President, Engineering and Quality, Sagem
05/2005 – 09/2006:	Executive Vice-President, Quality, SAFRAN
Since 09/2006:	Senior Vice-President, Communications, SAFRAN and Chairman and CEO of Sagem Communication

Information on Executive Board members in office in 2006 and whose term ended before the filing date of this document

Last name, first name (Age) Professional address	Duties performed for the Company in 2006	Term of office start date/end date Number of shares held at 31/12/2006 : • Directly • Indirectly(1)	Companies in which members of the Executive Board have performed management, executive management, administrative or supervisory duties over the last five years
IMBERT Yves (65)	Member of the Executive Board - Group Senior Vice-President, Strategy and Development, until 08/30/2006 - Advisor to the Chairman of the Executive Board from 09/01/2006	03/18/2005 12/31/2006 0 13,507	**CURRENT MANDATES** • Director of: - Snecma (formerly Snecma Moteurs)* - Etablissements Vallaroche* • Aircelle* • Permanent representative of SAFRAN on the Board of Directors of Sagem Défense Sécurité* **EXPIRED MANDATES** • Director of Connecteurs Cinch* • Permanent representative of Hispano-Suiza* on the Board of Directors of Aircelle* • Chairman and CEO of Vallaroche Conseil* • Chairman and CEO of SAFRAN USA Inc.*
OLIVIER Grégoire (46)	Member of the Executive Board Senior Vice-President, Communications	04/24/2001 08/28/2006 70,335 32,516	**CURRENT MANDATES** • Member of the Executive Board of PSA Peugeot Citroën • Director of: - IMERYS - WENDEL Investissement • Member of the Information Technology Strategic Council of the Defense Scientific Council **EXPIRED MANDATES** • Chairman and CEO of Sagem Communication* • Chairman of the Sagem SA Executive Board • Member of the Imerys Supervisory Board • Director of COFICEM • Director of Sagem Défense Sécurité* • Director of Snecma (formerly Snecma Moteurs)* • Chairman and CEO of FAURECIA

* SAFRAN Group company

(1) Conversion into SAFRAN shares of holdings held by the parties concerned at 12/31/2006 in connection with corporate mutual funds and companies whose assets are exclusively comprised of SAFRAN securities, based on the SAFRAN share value as at 12/31/2006.

Management expertise and experience

Yves IMBERT (Member of the Executive Board until December 31, 2006)

— Civil Engineer, Mines de Paris

— Holder of a Master of Sciences degree from Stanford University (USA)

— Doctorate in Engineering from the Faculté d'Orsay

1984 – 1991:......................	Executive Vice-President of Procurement, Snecma
1991 – 1996:......................	Chairman and CEO of Sochata (now Snecma Services)
1997 – 1998:......................	Chairman and CEO of Hispano-Suiza
1998 – 1999:......................	Deputy Director of Strategy and Development, Snecma
1999 – 2004:......................	Senior Vice-President, Strategy and Development, Snecma Group and CEO, Equipment
01/2004 – 08/2006:	Group Senior Vice-President, Strategy and Development, SAFRAN
09/2006 – 12/2006:	Advisor to the Chairman of the Executive Board of SAFRAN

Grégoire OLIVIER (Member of the Executive Board until August 28, 2006)

— Chief Engineer, Mines de Paris

— Ecole Polytechnique

— MBA from the University of Chicago

1985 – 1991:......................	Ministry of Industry, Technical Advisor to the Prime Minister, responsible for Industry, Energy and the Environment
1991 – 1994:......................	CEO of Aluminium de Grèce, Pechiney
1995 –	Executive Vice-President of the Chicago plant of American National Can, Pechiney
1996 – 1998:......................	Vice-President, Strategy, ANC, Chicago, Pechiney
1998 – 2001:......................	Division Executive Vice-President and CEO of SAFT, Batteries division of Alcatel
2001 – 2005:......................	Chairman of the Sagem Executive Board
2005 – 2006:......................	Member of the SAFRAN Executive Board and Chairman and CEO of Sagem Communication
Sept. 2006 – Feb. 2007:....	Chairman and CEO of FAURECIA
Since February 2007:	Member of the Executive Board of PSA Peugeot Citroën

14.1.2. Supervisory Board

Members of the Supervisory Board

As at January 1, 2006, the Supervisory Board comprised the following members:

Mr. Mario COLAIACOVO, Chairman of the Supervisory Board
Mrs. Anne LAUVERGEON, Vice-Chairperson of the Supervisory Board
Mr. François DE COMBRET
Mr. Armand DUPUY
Mr. Jean Marc FORNERI
Mr. Yves GUENA
Mr. Xavier LAGARDE
Mr. Shemaya LEVY
Mr. Michel LUCAS
Mr. Dominique PARIS
Mr. Jean RANNOU
Mr. Michel TOUSSAN
Mr. Bernard VATIER

Members of the Supervisory Board representing the French State

Mr. Philippe JOST
Mr. Jean-Yves LECLERCQ
Mr. Pierre MORAILLON
Mr. Jean Bernard PENE
Mr. Michel WACHENHEIM

On April 10, 2006 and effective May 12, 2006, the Supervisory Board co-opted Mrs. Michèle MONAVON and Mr. Christian HALARY as members of the Supervisory Board representing employee shareholders, in replacement of, respectively, Messrs. Dominique PARIS and Michel TOUSSAN, who resigned. These co-optations were ratified by the Shareholders' Meeting on May 18, 2006.

Mr. Christophe BURG was co-opted by the Supervisory Board on September 12, 2006 as a member of the Supervisory Board representing the French State, in replacement of Mr. Philippe JOST.

Messrs. Francis MER and Michel TOUSSAN were co-opted by the Supervisory Board on December 12, 2006, respectively, in replacement of Messrs. Pierre MORAILLON and Xavier LAGARDE, who resigned, the latter having been appointed to the Executive Board effective January 1, 2007.

These co-optations will be ratified by the next Shareholders' Meeting.

Lastly, during this same meeting on December 12, 2006 and effective January 16, 2007, the Supervisory Board appointed Mr. Francis MER as Chairman of the Supervisory Board, in replacement of Mr. Mario COLAIACOVO, who resigned from his duties as Chairman of the Supervisory Board effective January 15, 2007, while retaining his duties as a member of the Supervisory Board.

Mr. Didier LALLEMENT was co-opted by the Supervisory Board on March 20, 2007 as a member of the Supervisory Board representing the French State, in replacement of Mr. Michel WACHENHEIM. This co-optation will be ratified by the next Shareholders' Meeting.

As of the filing date of this document, the Supervisory Board comprised the following members:

Mr. Francis MER, Chairman
Mrs. Anne LAUVERGEON, Vice-Chairperson of the Supervisory Board
Mr. Mario COLAIACOVO
Mr. François DE COMBRET
Mr. Armand DUPUY
Mr. Jean Marc FORNERI
Mr. Yves GUENA
Mr. Shemaya LEVY
Mr. Michel LUCAS
Mr. Jean RANNOU
Mr. Michel TOUSSAN
Mr. Bernard VATIER

Members of the Supervisory Board representing the French State

Mr. Christophe BURG
Mr. Didier LALLEMENT
Mr. Jean-Yves LECLERCQ
Mr. Jean Bernard PENE

Members of the Supervisory Board representing employee shareholders

Mr. Christian HALARY
Mrs. Michèle MONAVON

Information on Supervisory Board members as of the filing date of this document

Last name, first name (Age) Professional address	Duties within the Company	Term of office start date/end date Number of shares held at 12/31/2006: • Directly • Indirectly***	Companies in which members of the Supervisory Board perform or have performed management, executive management, administrative or supervisory duties during the last five Years
MER Francis (67) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	Member of the Supervisory Board Chairman of the Supervisory Board (since 01/16/2007)	12/12/2006* AGM 2011 0 0	CURRENT MANDATES • Chairman of the Supervisory Board of OENOHOLDING • Director of Rhodia EXPIRED MANDATES • Co-Chairman of the Arcelor Group
LAUVERGEON Anne (47) C/O AREVA 33 rue Lafayette 75009 PARIS	Vice-Chairperson of the Supervisory Board (1)(5)	04/24/2001 AGM 2011 875 0	CURRENT MANDATES Chairman of the Executive Board of Areva • Chairman and CEO of Areva NC • Director of: - SUEZ - TOTAL - VODAFONE Group Plc EXPIRED MANDATES • Director of Péchiney • Permanent representative of Cogema on the Board of Directors of Usinor • Permanent representative of Cogema on the Board of Directors of Eramet • Permanent representative of Areva on the Board of Directors of FCI
BURG Christophe (43) C/O DGA 5 bis rue de la Porte de Sèvres 75015 PARIS	Member of the Supervisory Board representing the French State (1)(2)	09/12/2006* AGM 2011 0 0	CURRENT MANDATES As representative of the French State, Director of: • DCN • GIAT INDUSTRIES • SNPE EXPIRED MANDATES As representative of the French State, Director of: • Snecma • SOGEPA • SOGEADE Gérance

COLAIACOVO Mario (65)	Member of the Supervisory Board Chairman of the Supervisory Board (until 01/15/2007) (1)(2)(3)(4)(5)	04/24/2001 AGM 2011 390,015 29,646	CURRENT MANDATES Director of: • MMA VIE et IARD, • Groupe CREDIT MUTUEL (CIC Finance — CIC Investissement — BANQUE TRANSATLANTIQUE) • LE MONDE & Partenaires Associés EXPIRED MANDATES • Director of Snecma, Coficem, CONSORTIUM DE REALISATION SA • Chairman of the Supervisory Board of SAFRAN • Chairman of SAS Club Sagem
DE COMBRET François (65) C/O UBS 65, rue de Courcelles 75008 PARIS	Member of the Supervisory Board (1)(3)(5)	10/30/2002 AGM 2011 375 0	CURRENT MANDATES • Director of Renault, Bouygues Télécom, Nexans • Senior Advisor for UBS Investment Bank • Chairman of the Board of Directors of the Musée Rodin EXPIRED MANDATES • Director of the Institut Pasteur, Fonds Partenaire Gestion • Managing partner of Lazard et Lazard Frères
DUPUY Armand (58) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	Member of the Supervisory Board Executive Vice-President of Research and Technology	04/24/2001 AGM 2011 71,740 49,374	CURRENT MANDATES • Director of Teuchos ** • Vice-Chairman of Club Sagem EXPIRED MANDATES • Vice-Chairman of Coficem

FORNERI Jean Marc
(46)
 	
C/O BUCEPHALE FINANCE
17, avenue George V
75008 Paris
	Member of the Supervisory Board
	
	(3)
		03/17/2005
		
		AGM 2011
		
		1,512
		
		0
			CURRENT MANDATES
			
			• Founder and Chairman of Bucéphale Finance
			• Director of:
			  - Banque Lyonnaise Bonnasse
			  - Intercontinental Exchange (Atlanta)
			• Manager of Perseus Participations
			• Member of the Supervisory Board of Balmain
			• Member of the Board of Directors of the Association des Amis du Centre Pompidou (National Museum of Modern Art)
			
			EXPIRED MANDATES
			
			• Director of Snecma, IPE (UK), Dassault Multimédia
			• Chairman of Credit Suisse First Boston France
			• Vice-Chairman of Credit Suisse First Boston Europe

GUENA Yves (84)	Member of the Supervisory Board	04/21/2004 AGM 2011 1,025 0	CURRENT MANDATES None EXPIRED MANDATES • Chairman of the French Constitutional Council • Chairman of the Institut du Monde Arabe
HALARY Christian (53) C/O SAGEM Défense Sécurité Avenue du Gros Chêne 95610 Eragny sur Oise	Member of the Supervisory Board representing employee shareholders	05/12/2006 AGM 2011 13,400 2,116	CURRENT MANDATES • Chairman of the Supervisory Boards of FCPE Partifond, Interfond and Avenir EXPIRED MANDATES None
LALLEMENT Didier (50) C/O DGA 50, rue Henri Farman 75015 PARIS	Member of the Supervisory Board representing the French State	03/20/2007* AGM 2011 0 0	CURRENT MANDATES • Government Commissioner to the Board of Directors of Aéroports de Paris EXPIRED MANDATES None
LECLERCQ Jean-Yves (37) C/O APE 139, rue de Bercy 75012 Paris	Member of the Supervisory Board representing the French State (1)(2)(4)(5)	03/17/2005 AGM 2011 0	CURRENT MANDATES Director representing the French State on the Board of Directors of : • SOGEPA • SOGEADE GERANCE • DCN • IMPRIMERIE NATIONALE • Etablissement Public de financement et de restructuration (EPFR) EXPIRED MANDATES • Director representing the French State on the Board of Directors of Snecma • Director of Bull, Sofreavia, Sanef, Autoroutes Rhone-Alpes (AREA), Société Française du Tunnel Routier de Fréjus, Société Nationale Corse Méditerranée (SNCM) • Director of State-owned companies : - Réseau ferré de France - Voies navigables de France - Autoroutes de France - Agence foncière et technique de la région parisienne - Aménagement Seine Arche

LEVY Shemaya (59)	Member of the Supervisory Board (4)(5)	03/17/2005 AGM 2011 782 0	CURRENT MANDATES • Member of the Supervisory Boards of the AEGON and TNT N.V. groups SEGULA TECHNOLOGIES • Director of Nissan Motor CY (Tokyo) and Renault Espagne (Madrid) EXPIRED MANDATES • Director of Snecma • Director of Renault Credit International • Director of COFAL (subsidiary of Renault) • Chairman of CFR (Compagnie Financière Renault) • Director of Renault Finances
LUCAS Michel (67) C/O CIC Groupe 6, avenue de Provence 75009 PARIS	Member of the Supervisory Board (2)(4)(5)	10/30/2002 AGM 2011 1,500 0	CURRENT MANDATES • CEO of Confédération Nationale du Crédit Mutuel • CEO of Caisse Centrale du Crédit Mutuel • CEO of Groupe de Crédit Mutuel Centre Est Europe • Chairman and CEO of Général des Assurances du Crédit Mutuel • Chairman of the Executive Board of CIC EXPIRED MANDATES None
MONAVON Michèle (49) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 Paris	Member of the Supervisory Board representing employee shareholders Sales manager — Financial and and strategic analyst, competition analyst	05/12/2006 AGM 2011 33 1,420	CURRENT MANDATES • Member of the Board of Directors of FAS (Fédération Française des Associations d'actionnaires salariés) • Chairman of the Supervisory Board of FCPE SAFRAN ABOND • Chairman of ACTIO'S (Association of SAFRAN employee shareholders) EXPIRED MANDATES None
PENE Jean Bernard (54) C/O DGA La Rotonde 26, bd Victor 75015 Paris	Member of the Supervisory Board representing the French State	03/17/2005 AGM 2011 0 0	CURRENT MANDATES None EXPIRED MANDATES None
RANNOU Jean (64)	Member of the Supervisory Board	03/17/2005 AGM 2011 1,649 0	CURRENT MANDATES • Director of Thales Raytheon Systems (TRS), • Chairman of Association Eurodéfense France • Director of the Institut Radioprotection et de Sûreté Nucléaire (IRSN), Institut Français des Relations Internationales (IFRI), Aéro-Club de France, and the Franco-British Council EXPIRED MANDATES • Director of Messier-Dowty ** • Director of Snecma

TOUSSAN Michel (67)	Member of the Supervisory Board	12/12/2006* AGM 2011 172,360 23,919	CURRENT MANDATES Chairman of SAS Club Sagem EXPIRED MANDATES None
VATIER Bernard (59) C/O Vatier & Associés 12, rue d'Astorg 75008 Paris	Member of the Supervisory Board (2)(3)	04/24/2001 AGM 2011 1,626 0	CURRENT MANDATES • Member of the Supervisory Board of AVIVA FRANCE • Member of the Board of Directors of Aviva Participations EXPIRED MANDATES None

* Appointments to be ratified by the next Shareholders' Meeting.

** SAFRAN Group company

*** Conversion into SAFRAN shares of holdings held by the parties concerned at 12/31/2006 in connection with corporate mutual funds and companies whose assets are exclusively comprised of SAFRAN securities, based on the SAFRAN share value as at 12/31/2006.

Members of the Supervisory Board Committees :

(1) Strategy Committee – (2) Appointments Committee – (3) Compensation and Options Committee – (4) Audit Committee – (5) Ethics Committee

Management expertise and experience of Supervisory Board members

Francis MER

Former Ecole Polytechnique student, Corps of Mines engineer

1974 – 1978:	CEO of Saint-Gobain Industries
1978 – 1982:	Senior Vice-President of Groupe Saint-Gobain responsible for industrial policy
1982 – 1986:	Chairman and CEO of Pont-à-Mousson SA and Executive Vice-President of the Tubing and Engineering division of Groupe Saint-Gobain
1986 – 2002:	Chairman and CEO of Usinor-Sacilor
2002 – 2004:	Minister of the Economy, Finance and Industry
2002	Co-Chairman of the Arcelor Group
1988 – 2002:	Chairman of the Fédération Française de l'Acier (FFA)
1990 – 1997:	Chairman of Eurofer (association of European steel manufacturers)
1997 – 1998:	Chairman of the International Iron and Steel Institute (IISI)
1991 – 2002:	Chairman of the Association Nationale de la Recherche Technique (ANRT)
2004 – 2005:	Chairman of the Fondation pour l'Innovation Politique
Since 2004:	Member of the Supervisory Board of the Fondation pour l'Innovation Politique

Anne LAUVERGEON

— Degree in Physical Sciences

— Corps of Mines engineer

1990:	International Economy and External Trade representative of the French President
1991:	Deputy Secretary General of the French President
1995:	Managing Partner of Lazard Frères & Cie
1997:	Senior Vice-President of Alcatel Télécom and member of the Alcatel group Executive Committee
1999:	Chairperson and CEO of the Areva NC group
2001:	Chairperson of the Areva Executive Board

Christophe BURG

— Graduate of Ecole Nationale Supérieure de l'Aéronautique

— Graduate of the Ecole Polytechnique

1987 – 1989:................	Research engineer, Aircraft Manufacturing Division
1989 – 1992:................	Responsible for Rafale "front sector optronic" equipment, Aircraft Manufacturing Division
1992 – 1996:................	Head of Rafale weapons systems, Aircraft Manufacturing Division
1996 – 1999:................	Deputy Armament Attaché, French Embassy in London
1999 – 2002:................	Assistant Deputy Director and Head of the French Defense Procurement Agency's "electronics" bureau
03/2002 – 09/2004:.......	Assistant Director for "Aeronautics-Missiles-Space," French Defense Procurement Agency
09/2004 – 07/2006:.......	Responsible for implementation and, as of February 2, 2005, head of the European Cooperation and and Development subdivision of the French Defense Procurement Agency; Head of Industrial Affairs and Economic Intelligence since July 2006

Mario COLAIACOVO

Graduate of the Ecole supérieure de commerce and the Institut d'Administration des Entreprises à Dijon, Chartered Accountant

1977 – 1986:................	CFO and Chairman and CEO of Compagnie des Signaux
1987 – 2001:................	Financial and Administrative Director, Executive Vice-President, CEO and Chairman and CEO of Sagem
1992 – 1999:................	Chairman and CEO of Radio Classique, Monde de la Musique/Jazzman, DAUM
2001 – 15/01/2007:.......	Chairman of the Supervisory Board of Sagem SA, now SAFRAN

François de COMBRET

— ENA

— Graduate of the Institut d'études politiques (IEP) of Paris

Middle-ranking member of the Auditor-General's office

1971 to 1974:..............	Advisor for Industrial Affairs to the Economy and Finance Minister
1974 to 1978:..............	Technical Advisor to the General Secretariat of the French President
1978 – 1981:................	Deputy Secretary General of the French President
1982 – 1985:................	Partner of Lazard Frères & Co in New York
1985 – 2005:................	Managing Partner of Lazard Frères & Cie in Paris
Since 2006:..................	Senior Advisor for UBS Investment Bank

Armand DUPUY

ESE engineer

1975 – 1979:................	Research Engineer at Sagem
1979 – 1988:................	Head Product Engineer
1988 – 1990:................	Head of the Research and Development unit
1990 – 1995:................	Director of the Sagem Research and Development Centre of Eragny
1995 – 1997:................	Director of Sagem R&D centres of Eragny and Argenteuil
1997 – 2005:................	Director of Sagem SA Research and Development
2003 – 2005:................	Director of Sagem SA head office
Since mid-2005:...........	Executive Vice-President of Research and Technology, SAFRAN

Jean Marc FORNERI

— ENA

— Graduate of the Institut d'études politiques (IEP) of Paris

— Masters in business law

— Completion of the French bar exam

1984 – 1987:	Finance Inspectorate
1987 – 1988:	Advisor to Edouard Balladur, Minister of Finance, reporter for the Commission on estate taxes (Ministry of Finance)
1988 – 1994:	Director and CEO of Skis Rossignol
1994 – 1996:	Managing Partner of Worms et Compagnie, responsible for the investment bank
1996 – 2003:	Chairman of Credit Suisse First Boston France, Vice-Chairman of Credit Suisse First Boston Europe
Since 2004:	Founder and Chairman of Bucéphale Finance

Member of the Board of Directors of the Association des Amis du Centre Pompidou (National Museum of Modern Art)

Yves GUÉNA

ENA

Former minister, 1971 to 1997:	Mayor of Périgueux
1962 to 1997:	Deputy and Senator for Dordogne
1992 to 1997:	Vice-Chairman of the French Senate
2000 to 2004:	Chairman of the French Constitutional Council
2004 to 01/31/2007:	Chairman of the Institut du Monde Arabe

Christian HALARY

Holder of a post-graduate degree in micro-wave frequency

1980 – 2005:	Research Engineer and Engineer responsible for product development at Sagem SA
Since 2005:	Engineer responsible for product development at Sagem Défense Sécurité

— Personnel representative at Sagem Défense Sécurité; former CCE secretary of Sagem Défense Sécurité

— Former secretary of the Sagem SA Group Committee

— Member of the CFE/CGC coordination committee for the SAFRAN Group

Didier LALLEMENT

— Graduate of the Institut Supérieur de Gestion

— Post-graduate degree in public law

1981 – 1983:.................	Chief of staff of Epinay sur Seine town council
1983 – 1985:.................	Deputy Secretary General of the Epinay sur Seine town council
1985 – 1988:.................	Secretary General of the Inter-municipal Association of Epinay sur Seine
1988 – 1989:.................	Principal private secretary of the Secretary of State responsible for Youth and Sport
1989 – 1990:.................	Technical advisor to the Cabinet of the Secretary of State responsible for local authorities
1990 – 1991:.................	Sub-Prefect - Cabinet Director for the Prefect of Essonne
1991 – 1993:.................	Cabinet Director of the Secretary of State of local authorities
1993 – 1996:.................	Secretary General of the Prefecture of la Marne
1996 – 1997:.................	Head of the Department for regional and rural initiatives for the State organization for regional development
1997:.............................	Technical advisor to the Cabinet of the Minister of the Interior
1997:.............................	Director General of local authorities for the Ministry of the Interior
2000 – 2001:.................	Prefect of the Aisne
2001 – 2004:.................	Director of the Penal Administration
2004 – 2005:.................	Prefect of the Saône and Loire
2005 – 2007:.................	Cabinet Director for the Ministry of Transport, Equipment, Tourism and the Sea
Since 02/2007:	Director General of Civil Aviation

Jean-Yves LECLERCQ

— Graduate of the Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE)

— Masters in Contemporary History from the Université de Paris I

— Ecole Normale Supérieure

1994 – 1997:.................	Deputy to the Head of the Administration and Social Welfare offices, Department of Economic Forecasts, Ministry of the Economy, Finance and Industry
1997 – 1999:.................	Deputy to the Head of the State funding and monetary affaires office, Treasury Department at the Ministry of of the Economy, Finance and Industry
1999 – 2001:.................	Financial Attaché, Southeast Asia financial office, Treasury Department, Singapore
2001 – 2002:.................	Head of Emerging, Developing and Transitional countries, Treasury Department
May 2002 – Oct. 2003:	Head of the Transport and Urban Planning office, State Investments, Treasury Department
Oct. 2003 – May 2004:	Head of the Air and Road Transport office, State Investments Agency
Since June 2004:..........	Head of Investments, Services, Audiovisual, Defense, State Investments Agency

Shemaya LEVY

Graduate of the Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE)

1978 – 1980:.................	Director of America-Asia International Operations for Renault Véhicules Industriels (RVI)
1980 – 1983:.................	RVI Sales Director for North America
1983 – 1987:.................	RVI CEO for Spain
1987 – 1991:.................	RVI Sales and International Affairs Director
1991 – 1994:.................	RVI CEO
1994 – 1998:.................	RVI Chairman and CEO
1998 – 2003:.................	Chairman of the Compagnie Financière Renault
1998 – 2004:.................	Renault Senior Vice-President responsible for finance, audit, management control, investment and organization and systems integration

Michel LUCAS

— Engineer, Centrale Lille, France — Degree in sciences

— Certified member of the Institut des actuaires français, Paris

— Former student of the Institut des Hautes Finances, Paris

At the Crédit Mutuel since 1971:

— Advisor to the Chairman of the Confédération Nationale du Crédit Mutuel, responsible for organization and information technology. In this capacity, Mr. Lucas carried out various political, technical and development assignments.

— CEO of the Confédération Nationale du Crédit Mutuel

— CEO of the Caisse Centrale du Crédit Mutuel

— CEO of the Groupe de Crédit Mutuel Centre Est-Europe

— Chairman and CEO of the insurance division of Crédit Mutuel

— Chairman of the CIC Executive Board

Michèle MONAVON

— Masters in sciences and techniques "physical techniques and instrumentation" (ISTASE Saint-Etienne)

— Post-graduate research degree in signal processing systems (Supelec, Gif sur Yvette)

1987 – 1992:................	Engineer for the Snecma Group
1992 – 1997:................	Sales Manager — Department Head for Snecma group
since 1997:..................	Sales manager — Financial and strategic analyst, competition analyst at Snecma and SAFRAN

Jean-Bernard PENE

Former student of the Ecole Polytechnique and the Ecole Nationale Supérieure des Techniques Avancées

1979 – 1989:................	Responsible for research and the acquisition of battle group monitoring systems and Director of the 'forward electronic warfare system' program of the French Defense Procurement Agency
1989 – 1997:................	Ecole Supérieure de Guerre and Deputy to the Head of the Land Armament department's Ordnance office and subsequently head of this office
1997 – 2000:................	Force system architect responsible for managing the air-land division of the force systems and planning department
2000 – 2004:................	Head of the land armament programs department
2004 – 2005:................	Project leader for the technical division of the French Defense Procurement Agency and responsible for the creation of a Technical Expertise department
Since 2005:..................	Director of technical expertise and Lieutenant General Armament Corps

Jean RANNOU

— Engineer, Ecole de l'Air

— Certified fighter pilot

— General staff commission

— Graduate of the Ecole Supérieure de Guerre Aérienne

Air force general in the second platoon since July 1, 2000. Expert consultant in strategic and international affairs for two consulting companies. Chairman of the Eurodéfense France association, Member of the Defense Scientific Council

External director of the Supervisory Board of Thalès Raytheon Systems (TRS) and Chairman of the Security Committee

Michel TOUSSAN

— Engineer, Arts et Métiers

— Graduate of Supelec

— Graduate of the Ecole du Chef d'Entreprise

Entered Sagem SA in 1969 as an engineer, and pursued his career in this company:

1969 – 1971:.................	Research engineer
1971 – 02/1986:............	URD manager
03/1986 – 10/2001:.......	Successively occupied the positions of: Director of the Digital Terminals and Captors Department Director of the Remote Computing Systems Department Deputy Director of the Electronics Division Director of the Automobile Division Director of the Cable Division
Since 2002:...................	Judge of the Paris Commercial Court

Bernard VATIER

— Post-graduate degree in private law and criminal sciences

— Graduate of the Institut de Droit des Affaires of the Université de Paris II

Since 1971:...................	Attorney at the Paris Court of Appeal
1974 – 1985:.................	Lecturer at the Ecole Supérieure des Sciences Economiques et Commerciales
1990 – 1995:.................	Secretary General of the Union Nationale des CARPA
1989 – 1993:.................	Member of the management committee of the Union Internationale des Avocats
1996 – 1997:.................	Chairman of the Bar of the Court of Paris
1998 – 2002:.................	Head of the French delegation of the European Bar Council
2003 – 2005:.................	Vice-Chairman and Chairman of the Council of Bars and Law Societies of Europe (CCBE)

Board member of the Paris Court of Appeal Bar

Information on Supervisory Board members in office in 2006 and whose term ended before the filing date of this document

Last name, first name (Age) Professional address	Duties performed for the Company in 2006	Term of office start date/ Number of shares held at 12/31/2006 : Directly Indirectly***	Companies in which members of the Supervisory Board perform or have performed management, executive management, administrative or supervisory duties during the last five years
JOST Philippe (47)	Member of the Supervisory Board representing the French State (1)(2)	03/17/2005 09/11/2006 0 0	**Current mandates** None **Expired mandates** Representative of the French State on the Board of Directors of Thomson SA (TSA), Giat Industries, DCN, Sogepa, Sogeade Gérance and CEA, and the Supervisory Board of SAFRAN
LAGARDE Xavier (59) C/O SAFRAN 2 Bd du Gal Martial Valin 75015 PARIS	Member of the Supervisory Board Executive Vice-President of Quality SAFRAN and Senior Vice-President responsible for the Communications Division since September 1, 2006	04/24/2001 12/31/2006 112,038 48,805	**Current mandates** • Member of the Executive Board of SAFRAN • Chairman and CEO of Sagem Communication* • Chairman of the Board of Directors of • SAFRAN Conseil* • Director of Aircelle* **Expired mandates** • Chairman of Coficem • Member of the Supervisory Board of SAFRAN • Chairman of SAS Club Sagem
MORAILLON Pierre (56)	Member of the Supervisory Board representing the French State (1)	03/17/2005 12/11/2006 0 0	**Current mandates** — Advisor to the Supervisory Board of SAFRAN — Director at Calyon **Expired mandates** Representative of the French State on the SAFRAN Supervisory Board and the Snecma Board of Directors
PARIS Dominique (66)	Member of the Supervisory Board (1)	03/17/2005 05/11/2006 0 8,506	**Current mandates** • Director of Snecma (formerly Snecma Moteurs)* • Director of Sagem Communications* **Expired mandates** • Chairman and CEO of Valin Participations • Senior Vice-President Snecma Group • Director of Snecma Services* • Permanent representative of Snecma on the Board of Directors of Snecma Moteurs* • Director of Snecma • Chairman and CEO of Snecma Moteurs*

TOUSSAN Michel (67)	Member of the Supervisory Board (4)	04/24/2001 05/11/2006 172,360 23,919	**Current mandates** Chairman of SAS Club Sagem **Expired mandates** None
WACHENHEIM Michel (56) C/O IGN 136 bis, rue de Grenelle 75007 PARIS	Member of the Supervisory Board representing the French State	03/17/2005 03/20/2007 0 0	**Current mandates** • Representative of the French State on the Board of Directors of Sogepa • State Commissioner for Aéroports de Paris **Expired mandates** • Representative of the French State on the Snecma Board of Directors • Member of the Meteorology Head Council, in his role as Executive Management member of Civil Aviation

* SAFRAN Group company

** Conversion into SAFRAN shares of holdings held by the parties concerned at 12/31/2006 in connection with corporate mutual funds and companies whose assets are exclusively comprised of SAFRAN securities, based on the SAFRAN share value as at 12/31/2006.

Members of the Supervisory Board Committees :

(1) Strategy Committee — (2) Appointments Committee — (3) Compensation and Options Committee — (4) Audit Committee — (5) Ethics Committee

EXPERTISE AND EXPERIENCE

Philippe JOST

— Former student of the Ecole Polytechnique

— Ecole Nationale Supérieure des Techniques Avancées (ENSTA)

— Ecole du Louvre

— Centre des Hautes Etudes de l'Armement

1985 – 1995:	Director of programs at French Defense Procurement Agency
1995 – 1997:	Deputy to the Head of the Nuclear Forces Division of the EMA or programs, budget issues and CEA files
1997 – 1999:	Head of the export strategy office of the Export policy sub-division of the French Defense Procurement Agency/International Relations Department
1999 – 2001:	Export policy sub-director the French Defense Procurement Agency/ International Relations Department
2001 – 2004:	Electronic-mechanical-naval sub-director of the French Defense Procurement Agency/Industrial Co-operation Department
2004 – 2006:	Responsible for set-up and Head of Industrial Affairs and Economic Intelligence at the French Defense Procurement Agency/Force systems and industrial technological and co-operation strategies
Since 2006:...................	Director of planning, budget and management at the French Defense Procurement Agency

Xavier LAGARDE (see table of Executive Board members, page 63)

Pierre MORAILLON

— MBA — (HEC CPA Group)

— MBA — Institut des Hautes finances

— Doctorate (3rd cycle) in marketing finances

— Masters in management

1984 – 1990:................	Director General of the National inter-professional committee of horticulture (CNIH)
1991 – 1993:................	Director of marketing and Executive Vice-President of Sopexa, a company dedicated to expanding sales of farm produce and food products
1993 – 1995:................	Technical advisor to the Cabinet of the Minister of Agriculture, Fisheries and Food
1995 – 1996:................	Deputy Cabinet Director for the Ministry of Agriculture, Fisheries and Food
1996 – 1999:................	CEO of Sopexa
1999 – 2001:................	Chairman of the Saint Louis Sucre Executive Board
2001 – 2003:................	Chairman and CEO of CERESTAR (EBS Group)
2003 – 10/2006:...........	Director of External Economic Relations (Ministry of the Economy and Finance)
Since 10/2006:	Director at Calyon (Financing and Investment Bank of the Crédit Agricole Group)

Dominique PARIS

— Engineer of the Ecole Nationale Supérieure des Télécommunications — Paris

— Master of Sciences in Physics — University of Illinois

1978– 1980:................	Director of the Central Management Department, Assembly-Trials at the Corbeil Snecma site
1980 – 1985:................	Director of Snecma Central Economic Management (Management Control)
1985 – 1990:................	Director of Snecma Civilian Programs and Commerce
1991 – 1994:................	CEO of Messier-Eram
1994: –........................	Chairman and CEO of Messier-Bugatti
1995 – 1998:................	Chairman and CEO of Messier-Dowty SA CEO of Messier-Dowty International
1998 – 1999:................	Chairman and CEO of Messier-Dowty International
2000 – 2002:................	Chairman and CEO of Snecma Moteurs
2002 – 2003:................	CEO of the Snecma Propulsion Branch
2004 – 03/2005:...........	Senior Vice-President of Snecma Group

Michel TOUSSAN (see table of Supervisory Board members in office, page 76)

Michel WACHENHEIM

— Former student of the Ecole Polytechnique

— Former student of the Ecole Nationale de l'Aviation Civile (ENAC)

1979 – 1983:................	Deputy to the Head of Air Operations, Aéroports de Paris
1983 – 1986:................	Responsible for analyses concerning the development of French airports in the provinces and overseas
1986 – 1991:................	Technical Director of the Institut du Transport Aérien (ITA)
1991 – 1993:................	Caisse Française de Développement (CFD)
1993 – 1995 :...............	Responsible for the economic analysis and forecasting sub-division of Air Transport, Civil Aviation Executive Management
1995 – 1997:................	Technical advisor to the Secretary of State of Transport
1997 – 2002:................	Advisor to the CEO and Cabinet Director of the Chairman and CEO and Senior Vice-President to the CEO of Aéroports de Paris
2002 – 2006:................	CEO of Civil Aviation
Since 2007:..................	CEO of the Institut Géographique National (IGN)

Elected Chairman of the European Civil Aviation Conference in 2006.

No executive officers have been found guilty of fraud or been associated, as a member of an administrative, executive management, or supervisory body or as a general partner, with a company

which has filed for bankruptcy or been placed in receivership or liquidation; furthermore, no executive officer has been incriminated and/or publicly sanctioned by statutory or regulatory authorities.

14.2. Conflicts of interest at the administrative, executive management, supervisory and general management level

No members of the administrative, executive management or supervisory bodies, or members of general management were appointed based on arrangements or agreements with the principal shareholders, customers, suppliers or other party.

There are no potential conflicts of interest between the duties carried out for the company by any of the persons covered in section 14.1 above and their private interests and /or other duties.

Security retention commitments concerning the sale of securities by members of the Executive and Supervisory Boards are detailed on page 106.

15.1. Compensation paid

15.1.1. To members of the Executive Board in 2006

	Fixed portion paid in		Variable portion paid in		Exceptional amounts paid in		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
BECHAT Jean-Paul Chairman	€687,981	€750,000	€240,359	€703,000	€ 4,633(1)	€4,633(1)	€ 932,973	€1,457,633
IMBERT Yves(2)	€360,000	€500,000	€155,194	€347,000	€ 28,145(3)	€4,002(1)	€ 543,339	€ 851,002
OLIVIER Grégoire(4)	€550,000	€367,499	€139,961	€350,000	€867,391(5)	€2,668(1)	€1,557,352	€ 720,167

(1) Benefit in-kind: company car.

(2) Resigned effective 12/31/2006.

(3) Including €24,143 of profit-sharing and incentive payments and €4,002 in respect of a company car (benefit in-kind).

(4) Resigned effective 08/28/2006.

(5) Including an exceptional indemnity of €852,000 for the interruption of the Executive Board Chairman's term of office and €15,391 in profit-sharing, incentive payments and additional contributions.

Compensation paid to Executive Board members comprises a fixed and a variable component.

The latter component, paid in early 2006 for fiscal year 2005, was determined as follows:

- for 2/3, according to operating income, earnings per share, free cash-flow and cash net of liabilities;
- for the balance, according to personal, objective-based results (progress action plan, Sagem/Snecma reconciliation).

The Supervisory Board decided that should the Executive Board Chairman's term of office be terminated before expiry — other than for gross misconduct — the compensation relating to the remaining term of office shall remain payable.

15.1.2. To members of the Supervisory Board in 2006

	Fixed portion paid in		Variable portion paid in		Exceptional amounts paid in		Attendance fees paid in		Total	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
COLAIACOVO Mario Chairman	€750,000	€750,000	€148,633	0	0	0	€47,425	€46,500	€946,058	€796,500
LAUVERGEON Anne Vice-Chairman	€60,000	€10,000(1)	€14,863	0	0	0	€35,729	€32,829	€110,592	€42,829
BURG Christophe(*)(2)	0	0	0	0	0	0	0	0	0	0
de COMBRET François	0	0	0	0	0	0	€40,407	€40,769	€40,407	€40,769
DUPUY Armand	€155,000(3)	€180,564(3)	€84,934(3)	€87,000(3)	€10,365(4)	€19,083(5)	€32,220	€32,690	€282,519	€319,337
FORNERI Jean Marc	0	0	0	0	0	0	0	€27,137	0	€27,137
GUENA Yves	0	0	0	0	0	0	€21,469	€31,516	€21,469	€31,516
HALARY Christian(**)(6)	NR	NR	NR	NR	NR	NR	0	0	0	0
JOST Philippe(*)(7)	0	0	0	0	0	0	0	0	0	0
LAGARDE Xavier(8)	€155,000(3)	€180,564(1)	€84,934(3)	€87,000(3)	€10,318(4)	€20,897(9)	€32,220	€32,690	€282,472	€321,151
LECLERCQ Jean-Yves(*)	0	0	0	0	0	0	0	0	0	0
LEVY Shemaya	0	0	0	0	0	0	0	€33,007	0	€33,007
LUCAS Michel	0	0	0	0	0	0	€39,238	€36,212	€39,238	€36,212
MER Francis(10)	0	0	0	0	0	0	0	0	0	0
MONAVON Michèle(**)(6)	NR	NR	NR	NR	NR	NR	0	0	0	0
MORAILLON Pierre(*)(11)	0	0	0	0	0	0	0	0	0	0
PARIS Dominique(12)	€75,000(13)	0	€159,449(13)	0	€1,076,108(14)	€15,708(15)	0	€48,485(16)	€1,310,557	€64,193
PENE Jean-Bernard(*)	0	0	0	0	0	0	0	0	0	0
RANNOU Jean	0	0	0	0	0	0	0	€25,963	0	€25,963
TOUSSAN Michel(12)	0	0	0	0	0	0	€35,729	€37,247	€35,729	€37,247
VATIER Bernard	0	0	0	0	0	0	€39,238	€36,073	€39,238	€36,073
WACHENHEIM Michel(*)	0	0	0	0	0	0	0	0	0	0

(*) Representative of the French State on the Supervisory Board. The attendance fees owed to these members are paid directly to the Trésor Public in accordance with prevailing regulations and represent a total of €133,337 for 2006.

(**) Member of the Supervisory Board representing employee shareholders and whose salary need not be disclosed in this document, according to the AMF.

(1) Mrs. LAUVERGEON waived her fixed compensation as of March 1, 2006.

(2) Start of term of office: 09/12/2006.

(3) Under an employment contract with the company

(4) Profit-sharing, incentive payments and additional contributions.

(5) Including €1,615 in respect of a company car (benefit in-kind) and €17,468 in profit-sharing, incentive payments and additional contributions.

(6) Start of term of office: 05/12/2006.

(7) End of term of office: 09/11/2006.

(8) End of term of office: 12/31/2006.

(9) Including €3,429 in respect of a company car (benefit in-kind) and €17,468 in profit-sharing, incentive payments and additional contributions.

(10) Start of term of office 12/12/2006.

(11) End of term of office: 12/11/2006.

(12) End of term of office: 05/11/2006.

(13) Under an employment contract with the company terminated on 03/31/2005.

(14) Including an indemnity of €1,051,121 paid on departure, calculated based on seniority (37 years of service) and taking into account the elimination of his position following the merger, profit-sharing and incentive payments of €24,143 and €844 in respect of a company car (benefit in-kind).

(15) Profit-sharing and incentive payments

(16) Including €19,000 in attendance fees paid in 2006 by Sagem Communication (€9,000 for 2005 and €10,000 for 2006).

The variable portion of the compensation paid to the Chairman and Vice-Chairman of the Supervisory Board in 2005, with respect to 2004, was based on the net income of Sagem in 2004 and the change in net income between 2003 and 2004.

The variable portion paid to the other Supervisory Board members in 2005, with respect to 2004, was based on the results of their sector of activity compared to the budget. A maximum of 33% of the variable portion paid in 2006 was determined according to criteria assessed by the Board and results compared to personal objectives.

15.2. Amounts provided in respect of pension payments

There is no pension plan set up for executive officers pursuant to their function.

As is the case with all executives who served the Snecma Group from 1985 to 1995, Messrs. Jean-Paul Bechat and Yves Imbert receive a supplementary defined benefit plan with no relation to their executive office.

15.3. Compensation paid in 2006 to executive officers by controlled companies

See table above.

15.4. Shares and stock options held by executive officers

Number of registered shares held by executive officers as of December 31, 2006:

See Section 14.1

Share transaction declarations by executive officers (fiscal year 2006):

Executive officer	Date of declaration	Transaction	Number of shares	Unit price
				€
Armand DUPUY	03/16/2006	Sale	5,000	20.50
	03/17/2006	Sale	5,000	20.45
	03/20/2006	Purchase*	17,500	10.29
Xavier LAGARDE	03/27/2006	Purchase*	17,500	10.29
	03/28/2006	Sale	17,500	20.87
BFCM (Michel LUCAS, Chairman)	06/14/2006	Purchase	10,000	15,994
Grégoire OLIVIER	03/02/2006	Purchase*	116,670	10.29
	03/29/2006	Purchase**	38,000	10.63
	04/26/2006	Purchase**	20,335	10.63
Michel TOUSSAN	09/01/2006	Sale	2,500	17.03
	11/07/2006	Sale	2,000	17.50

* Exercise of 05/17/2002 stock purchase option plan

** Exercise of 04/23/2003 stock purchase option plan

To date, stock purchase options granted to executive officers and not exercised are as follows:

— Mr. Armand DUPUY : 35,000

— Mr. Xavier LAGARDE : 35,000

16. ACTIVITIES OF ADMINISTRATIVE AND EXECUTIVE MANAGEMENT BODIES

16.1. Terms of office of members of administrative and executive management bodies

16.1.1. Members of the Supervisory Board in 2006

— Mr. Mario COLAIACOVO, Chairman,

— Mrs. Anne LAUVERGEON,

— Mr. François de COMBRET,

— Mr. Armand DUPUY,

— Mr. Jean Marc FORNERI,

— Mr. Yves GUENA,

— Mr. Xavier LAGARDE,

— Mr. Shemaya LEVY,

— Mr. Michel LUCAS,

— Mr. Francis MER, co-opted as of December 12, 2006,

— Mr. Dominique PARIS, replaced as of May 12, 2006 by Mrs. Michèle MONAVON, member of the Supervisory Board representing employee shareholders,

— Mr. Jean RANNOU,

— Mr. Michel TOUSSAN, replaced as of May 12, 2006 by Mr. Christian HALARY, member of the Supervisory Board representing employee shareholders,

— Mr. Bernard VATIER,

Members of the Supervisory Board representing the French State :

— Mr. Philippe JOST, replaced as of September 12, 2006 by Mr. Christophe BURG,

— Mr. Jean-Yves LECLERCQ,

— Mr. Pierre MORAILLON, who resigned as of December 12, 2006,

— Mr. Jean-Bernard PENE,

— Mr. Michel WACHEHEIM.

The terms of office of all Supervisory Board members expire at the end of the Shareholders' Meeting held to adopt the 2010 financial statements. Refer to Section 14 above for the appointment dates.

Mr. Georges CHODRON DE COURCEL was appointed to the Supervisory Board as Board advisor (censeur) for a term of four years, with effect from March 17, 2005, and Mr. Pierre MORAILLON was appointed to the Supervisory Board as Board advisor for a term of four years, with effect from December 12, 2006.

16.1.2. Members of the Executive Board in 2006

— Mr. Jean Paul BECHAT, whose term of office will end on September 2, 2007,

— Mr. Yves IMBERT, whose term of office ended on December 31, 2006,

— Mr. Grégoire OLIVIER, whose term of office ended on August 28, 2006.

Refer to Section 14 above for the date of appointment.

Information on the offices held by executive officers during the last five years and of the operation of administrative and executive management bodies is presented in Section 14.

16.2. Information on service contracts concerning members of administrative, executive management or supervisory bodies of the Company or one of its subsidiaries

No service contracts concerning members of administrative, executive management or supervisory bodies of SAFRAN Group or one of its subsidiaries provide for the granting of benefits.

16.3. Report of the Chairman of the Supervisory Board and Statutory Auditors' report on the report of the Chairman of the Supervisory Board

16.3.1. Report of the Chairman of the Supervisory Board

REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD
(ARTICLE L. 225-68 of the French Commercial Code)

Dear Shareholders,

INTRODUCTION

In accordance with Article L.225-68 of the French Commercial Code, I will report to you on the preparation and organization of the activities of the Supervisory Board and on the internal control procedures implemented by SAFRAN. A report by the statutory auditors, accompanying the general audit report on the performance of their engagement, presents their observations on this report as regards internal control procedures concerning the preparation and treatment of accounting and financial information.

I — ORGANIZATION OF THE SUPERVISORY BOARD'S ACTIVITIES

1.1 — Preparation and organization of the Supervisory Board's activities

1.1.1 Members of the Supervisory Board

Under the Articles of Association, the Supervisory Board is comprised of a minimum of three and a maximum of eighteen members including, where appropriate, representatives of employee shareholders and the French State.

Members of the Supervisory Board are appointed for a term of six years, renewable. The Supervisory Board currently has eighteen members, including four members representing the French State appointed by ministerial decree (five members prior to December 12, 2006).

Finally, under the SAFRAN Articles of Association, the Supervisory Board may appoint one or two Board advisors (*censeurs*). These natural persons are selected for their expertise and provide advice and information to the Supervisory Board. They attend meetings of the Supervisory Board in a consultative capacity. The Supervisory Board, which had only one Board advisor prior to December 20, 2006, appointed a second advisor as of this same date.

On the recommendation of the Appointments Committee, the Supervisory Board considers Messrs. François DE COMBRET, Jean-Marc FORNERI, Yves GUENA, Shemaya LEVY, Michel LUCAS, Jean RANNOU and Bernard VATIER to be independent members of the Supervisory Board with respect to the criteria set forth in the 2003 AFEP/MEDEF report. Seven of the eighteen Supervisory Board members are therefore independent, representing more than one third.

Under Article 23 of the Company's Articles of Association, each member of the Supervisory Board must hold at least 20 registered shares, with the exception of representatives of the French State or employee shareholders. However, during its meeting on June 23, 2005, the Supervisory Board decided that corporate officers should hold 1,500 registered Company shares by December 31, 2008. Prior to this date, members will hold a minimum of 375 registered shares at December 31, 2005, 750 registered shares at December 31, 2006, and 1,025 registered shares at December 31, 2007.

1.1.2 Operation of the Supervisory Board

The Supervisory Board is convened by any means, in accordance with the law, the Articles of Association and the internal rules. It meets at least four times a year to approve the annual and half-yearly company and consolidated financial statements and to review the quarterly reports of the Executive Committee.

The effective presence of at least half of the current members is necessary in order to validate majority decisions. In the event of a split vote, the Chairman of the meeting casts the deciding vote. Minutes are drafted of each meeting and sent to members prior to approval at the next meeting.

Each member receives the information communicated by the Executive Board that is necessary to the performance of the Supervisory Board's duties, particularly with respect to the preparation of its meetings.

In addition, members of the Supervisory Board receive all useful information on major Company events.

1.1.3 Role of the Supervisory Board

The Supervisory Board controls the Executive Board's management of the Company by reviewing the Executive Board's report on Company activities a minimum of once each quarter. Within three months of the end of each fiscal year, the annual and consolidated financial statements are presented to the Supervisory Board by the Executive Board for control purposes, together with the management report to be presented to the Shareholders' Meeting held to adopt the financial statements for the year and the press release presenting results.

The Supervisory Board presents its observations on the Executive Board's report and the financial statements for the year to the Annual General Meeting.

The Board also considers any risks identified by the Executive Board to which the Company is exposed.

The Supervisory Board receives the annual budget forecasts and is informed of any Executive Board updates during the year.

It performs the verifications and controls it considers necessary and receives all documents it considers useful to the performance of its duties.

It reviews the report of its Chairman on the preparation and organization of the activities of the Supervisory Board and internal control procedures.

Under Article 19 of the Company's Articles of Association and pursuant to the Supervisory Board's internal rules, the following Executive Board decisions require the prior authorization of the Supervisory Board:

- issues of any kind of investment securities liable to entail a change in the share capital;
- material decisions to establish foreign operations, directly by the creation of companies, or direct or indirect subsidiaries, or by the acquisition of interests, or decisions to close these establishments;
- material operations likely to affect the Group's strategy or modify its financial structure or the scope of its activity.

The assessment of the material nature of decisions is the responsibility of the Executive Board, regardless of the amounts in question.

Moreover, the authorization of the Supervisory Board is required for the following transactions when such transactions exceed an amount of €40 million:

- acquisition or disposal of property;
- acquisition or disposal of interests in any existing or future company, involvement in the creation of any company, group or organization, subscription to any issue of shares, partnership shares, or bonds, excluding cash transactions;
- any exchange, with or without balancing cash adjustments, relating to assets or securities, excluding cash transactions;
- in the event of litigation, signature of any agreement and transaction, acceptance of any settlement;
- collateral on Company assets.

Likewise, the authorization of the Supervisory Board is required for the following transactions when such transactions exceed an amount of €150 million:

- the granting or contracting of any loan, credit or advance;
- the acquisition or disposal of any receivable by any means.

Finally, the authorization of the Supervisory Board is required for any surety bond, endorsement or financial guarantee issued in the Company's name that exceeds the global limit or maximum amount set by the Supervisory Board per authorized commitment each year. For 2006, this limit was €150 million. The limit was renewed in the same amount for 2007.

1.1.4 Activities of the Supervisory Board in 2006

The Supervisory Board met six times in 2006, with an average attendance rate of 88.6%.

With respect to the corporate bodies, the Supervisory Board decided the following:

— Following deliberations on April 10, 2006, the Board co-opted two new members representing employee shareholders, Mrs. Michèle MONAVON and Mr. Christian HALARY, in replacement of two resigning members, Messrs. Dominique PARIS and Michel TOUSSAN. These co-optations, effective May 12, 2006, were ratified by the Shareholders' Meeting on May 18, 2006.

— Following deliberations on September 12, 2006, the Board co-opted Mr. Christophe BURG as the new representative of the French State, in replacement of Mr. Philippe JOST. This co-optation will be ratified by the next Shareholders' Meeting. On the same date, the Board duly noted the resignation of Executive Board member Mr. Grégoire OLIVIER, who was not replaced. The Executive Board subsequently comprised two members, Mr. Jean-Paul BÉCHAT, its Chairman, and Mr. Yves IMBERT.

— Finally, following deliberations on December 12, 2006, the Board, duly noting the resignation of Executive Board member Mr. Yves IMBERT, effective December 31, 2006, appointed two new Executive Board members, Messrs. Dominique-Jean CHERTIER and Xavier LAGARDE, effective January 1 2007, bringing the number of Executive Board members to three, including its Chairman.

During this same meeting, the Board co-opted two new members to the Supervisory Board following the resignation, with immediate effect, of Mr. MORAILLON, representative of the French State, and the appointment of Mr. LAGARDE to the Executive Board as of January 1, 2007. Messrs. MER and TOUSSAN were co-opted in replacement on December 12, 2006 and January 1, 2007, respectively. These co-optations will be ratified by the next Shareholders' Meeting.

Lastly, on December 12, 2006, the date of his co-optation to the Board, the Supervisory Board appointed Mr. Francis MER as its Chairman, effective January 16, 2007, in replacement of Mr. Mario COLAIACOVO, who resigned from his duties as Chairman effective January 15, 2007.

The Supervisory Board also reviewed the Executive Board's quarterly reports and was kept informed of various operations likely to affect the Group strategy or the scope of activity.

It familiarized itself with the 2005 annual and 2006 half-yearly financial statements.

It granted various authorizations to the Executive Board, among which an industrial investment for Turbomeca in Bordes.

1.1.5. Attendance fees

In 2006, attendance fees were distributed based on a total of €670,000 allocated by the Shareholders' Meeting on December 20, 2004. Pursuant to the internal rules, members of the Supervisory Board waived their entitlement to part of these attendance fees in favor of the Board advisors (censeurs).

Attendance fees are distributed in accordance with Article 4 of the internal rules, which is to say a fixed portion ($^2/_3$) equally divided between members, and a variable portion ($^1/_3$) paid to members based on their attendance at meetings of the Supervisory Board and the Committees to which they belong.

1.2 — Supervisory Board sub-committees

The activities of the Supervisory Board are governed by internal rules which incorporate the recommendations of the AFEP/MEDEF report on corporate governance. The Board's internal rules provide for decisions in certain areas to be prepared by special Committees who review the matters within their remit and submit their opinions and proposals to the Board.

In 2006, there were five such Committees: the Audit Committee, the Compensation and Options Committee, the Appointments Committee, the Strategy Committee and the Ethics Committee.

On February 14, 2007, the Supervisory Board decided to reduce the number of these Committees to three: the Audit Committee, the Appointments and Compensation Committee and the Strategy Committee.

Members of the various Committees are appointed by the Supervisory Board from among its members.

Their term of office coincides with their term office as Supervisory Board members. Half the members of each Committee must be present in order for Committee meetings to validly deliberate, and members may not be represented in Committee meetings. Written minutes are drawn up for the meetings of each of the Committees.

The Supervisory Board appoints a Chairman to each Committee. In the event of a tie during deliberations, the Chairman shall cast the deciding vote.

1.2.1. Audit Committee

1.2.1.1 Composition and responsibilities

As at January 1, 2006, the Committee had five members: Messrs. Shemaya LEVY (Chairman), Mario COLAIACOVO, Jean-Yves LECLERCQ, Michel LUCAS and Michel TOUSSAN.

Following Mr. Michel TOUSSAN's resignation from the Supervisory Board effective May 11, 2006, the Committee had only four members. Two of these members are considered to be independent.

The Audit Committee has the following responsibilities:

a) with regard to the review of accounting and financial documents:

- to review the draft half-yearly and annual company and consolidated financial statements prepared by the Finance Department before they are submitted to the Supervisory Board and, in particular, any changes in the accounting methods and rules applied in preparing the financial statements;
- to review the financial documents issued by the Company at the time of the annual and half-yearly closings and express an opinion thereon;
- to oversee the quality of procedures to ensure compliance with stock market regulations;
- to review draft financial statements for the requirements of special transactions, such as contributions, mergers, demergers or payments of interim dividends;
- to review, where necessary, the authorization requests submitted by the Executive Board to the Supervisory Board in connection with capital increases, acquisitions or disposals.

(b) with regard to the internal control and external audit of the Company:

- to review proposals for the appointment of statutory auditors and their fees;
- to review each year with the statutory auditors:
    - their audit plan and conclusions,
    - their recommendations and the follow-up thereof,
- to ensure the follow-up of recommendations made by the statutory auditors;
- to assess the Group's internal control systems;
- to review internal control objectives, work schedules and action plans:
    - the findings of their audits and actions,
    - their recommendations and the follow-up thereof,
- to review the program and the results of the internal audit to check that the procedures used to draw up the Company's financial statements present a fair view of the Company and comply with accounting rules;
- to assess the reliability of the systems and procedures used to prepare the financial statements and the validity of decisions taken for the treatment of major transactions;

— to review the methods and procedures used to report and restate accounting information from foreign subsidiaries.

c) with regard to risk assessment:

— review the relevance of analysis and monitoring procedures;

— ensure there is a process to identify, quantify and prevent the mains risks arising from the Group's activities.

1.2.1.2 Activities of the Audit Committee

The Committee met four times in 2006, with an attendance rate of 100%. The Chairman of the Committee reported to the Supervisory Board on the Committee's work.

The statutory auditors attended Audit Committee meetings concerning the review of the 2005 financial statements, the June 30, 2006 financial statements and the 2006 earnings forecast.

The Group's balance sheet was presented to the Committee.

- During 2006, and prior to presentation to the Supervisory Board, the Audit Committee examined the 2005 annual, company and consolidated financial statements and the financial statements for the first half of 2006, presented by the Executive Board and the Economic and Financial Affairs Department, and commented on by the statutory auditors. It expressed its opinion on these financial statements to the Supervisory Board.

It was kept informed of the difficulties experienced by certain branches of Group activity and reviewed the conclusions of external audits carried out for certain activities of Sagem Défense Sécurité.

- In addition, the Audit Committee was kept informed of an internal control roll-out program in Group companies, the roll-out's progress, and the audit program for 2007.
- In terms of risk, the Committee was informed of SAFRAN's ongoing pursuit of formalized risk mapping in 2006, and the Group's material risks were reviewed.

1.2.2 Compensation and Options Committee

1.2.2.1 Composition and responsibilities

The Committee has four members, Messrs. François DE COMBRET, (Chairman), Mario COLAIACOVO, Jean-Marc FORNERI and Bernard VATIER. Three of these members were considered to be independent in 2006.

The Compensation and Options Committee:

— makes recommendations to the Supervisory Board on compensation, any modifications or changes to pension and health insurance plans, benefits in-kind and various financial benefits, allocations of stock subscription or purchase options, concerning members of the Executive Board and the Supervisory Board, and the compensation of the Chairman and Vice-Chairman of the Supervisory Board;

— makes recommendations on the allocations of subscription or purchase options for shares of the Company or any Group company, where necessary;

— is informed of the Group's compensation policy, particularly in respect of key executives not holding a corporate office.

At its meeting on February 14, 2007, the Supervisory Board decided to combine this Committee with the Appointments Committee, thus creating the Appointments and Compensation Committee.

1.2.2.2 Activities of the Compensation and Options Committee

The Compensation and Options Committee met twice in 2006, with an attendance rate of 87.50%.

The Committee considered the compensation of members of the Executive Board, employee members of the Supervisory Board and the Chairman and Vice-Chairperson of the Supervisory Board. It also considered the compensation of management executives of the Group head company that did not hold corporate office.

In addition, it proposed new rules to the Supervisory Board, which were accepted, regarding the calculation of the 2006 variable portion of compensation paid in 2007 to members of the Executive Board and employee members of the Supervisory Board, and the main executives not holding corporate office. The calculation of this variable portion takes into account personal objectives for 1/3, and economic objectives defined in terms of profit from operations and free cash flow for 2/3.

With respect to the Chairman of the Executive Board, an assessment of the Company's share price is added to these criteria.

1.2.3 Appointments Committee

1.2.3.1 Composition and responsibilities

In 2006, this Committee had five members: Messrs. Michel LUCAS, (Chairman), Mario COLAIACOVO, Christophe BURG (who replaced Mr. Philippe JOST), Jean-Yves LECLERCQ and Bernard VATIER. Two of these members are considered to be independent.

During the Supervisory Board's meeting on September 12, 2006, it was decided to invite Mrs. LAUVERGEON to join the Appointments Committee.

The Committee is responsible for making proposals to the Board on the appointment of members to the Supervisory and Executive Boards to complete the number of executive officers or in the event of a vacancy.

It makes proposals to the Supervisory Board regarding the independence criteria to be adopted for members.

At its meeting on February 14, 2007, the Supervisory Board decided to combine this Committee with the Compensation and Options Committee, thus creating the Appointments and Compensation Committee.

1.2.3.2 Activities of the Appointments Committee

The Appointments Committee met six times in 2006, with an attendance rate of 82.35%.

Based on the independence criteria defined in the AFEP/MEDEF report, Committee meetings concluded on the independence in 2006 of seven of the eighteen Supervisory Board members: Messrs. de COMBRET, FORNERI, GUENA, LEVY, LUCAS, RANNOU and VATIER.

The Committee also made proposals on the appointment of Board members representing employee shareholders, namely Mrs. MONAVON and Mr. HALARY, in replacement of two resigning members, Messrs. PARIS and TOUSSAN.

Duly noting the resignation of Mr. COLAIACOVO as Chairman of the Supervisory Board effective January 15, 2007, the Committee proposed the co-optation of Mr. Francis MER as member of the Supervisory Board, in replacement of Mr. MORAILLON who resigned, and Mr. MER's appointment as Chairman of the Supervisory Board effective January 16, 2007. The Committee also proposed the appointment of Mr. MORAILLON as Board advisor (censeur).

Lastly, following Mr. IMBERT's decision to end his term of office on December 31, 2006, the Committee asked the Supervisory Board to consider the appointment of Messrs. CHERTIER and LAGARDE as new Executive Board members. Mr. LAGARDE thus resigning from his term of office as Supervisory Board member, the Committee proposed Mr. TOUSSAN as his replacement.

On March 16, 2007, the Appointments Committee defined the office of independent director, applying to each Supervisory Board member the criteria adopted by the AFEP/MEDEF consolidated code. On the Committee's recommendation, the Supervisory Board meeting of March 20, 2007 estimated that pursuant to the aforementioned criteria, 7 of the 18 Supervisory Board members were independent, namely, Messrs. MER, FORNERI, GUENA, LEVY, LUCAS, RANNOU and VATIER.

1.2.4 Strategy Committee

1.2.4.1 Composition and responsibilities

The Committee has five members: Mr. Mario COLAIACOVO (Chairman), Mrs. Anne LAUVERGEON, Messrs. François de COMBRET, Christophe BURG (who replaced Mr. Philippe

JOST), and Pierre MORAILLON. In addition, Mr. Jean-Yves LECLERCQ attended Committee meetings as an invited guest.

Mr. PARIS was the sixth member of the Committee until his term of office as Supervisory Board member expired (05/11/2006).

The Strategy Committee expresses its opinion on the Group's major strategic orientations and development policy as presented to the Supervisory Board by the Executive Board.

It examines draft strategic and partnership agreements. It examines acquisitions and transactions affecting Group organization, and particularly asset acquisitions, new subsidiaries and significant investments or divestments.

It considers any strategic issues submitted by the Supervisory Board.

1.2.4.2 Activities of the Strategy Committee

The Committee met three times in 2006 to review various projects, with an attendance rate of 93.33%.

1.2.5 Ethics Committee

1.2.5.1 Composition and responsibilities

Created at the end of 2005, the Ethics Committee has six members: Mrs. Anne LAUVERGEON (Chairman), Messrs. Mario COLAIACOVO, François de COMBRET, Shemaya LEVY, Jean-Yves LECLERCQ and Michel LUCAS. Three of these members are considered to be independent.

On February 14, 2007, the Supervisory Board decided to eliminate this Committee, its responsibilities now being directly assumed by the Supervisory Board.

1.2.5.2 Activities of the Ethics Committee

The Committee met twice in 2006, with an attendance rate of 66.66%. During its meetings, it reviewed the Supervisory Board internal rules and proposed an update. The Supervisory Board proceeded with this update during its meeting on March 20, 2007.

The Ethics Committee also analyzed the Group's Ethics Charter and the ethics compliance procedures set up by the Group. It also questioned corporate officers as to the existence of any agreements between themselves or the companies employing them and Group companies.

1.3 — The statutory auditors

The statutory and consolidated financial statements of the company are certified jointly by Deloitte & Associés, represented by Messrs. PICARD and BATTISTI, and by Constantin Associés, represented by Mr. SEGURET. The statutory auditors were appointed for a six-year term of office by the Annual General Meeting of April 21, 2004. This term of office will expire at the end of the 2010 Annual General Meeting convened to approve the 2009 financial statements.

II — INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

2.1 — Definition of internal controls and objectives

Pursuant to the application of the Financial Security Act (Loi de Sécurité Financière), SAFRAN Group decided to formally document its internal control procedures based on the COSO[8] international framework.

8 COSO: Comitee of Sponsoring Organizations of the Treadway Commission

The Group defines internal control as a process implemented by its Executive Board, management and personnel to provide reasonable assurance as to the realization of the following objectives:

— the implementation of Company strategies and the effective conduct of operations;

— the fairness and reliability of financial reporting;

— and compliance with applicable laws and regulations.

Internal control thus contributes to the safeguarding of assets and the prevention of any organizational dysfunctions.

One of the objectives of the internal control system is to prevent and control risks resulting from the activities of the Company and the risk of error, notably in the accounting and financial sector.

As with all control systems, it cannot provide an absolute guarantee that these risks are fully eliminated.

2.2 — Key components of SAFRAN Group internal control

2.2.1 Internal control environment

SAFRAN is a decentralized industrial group, in which each subsidiary directly manages the operational aspects related to its activity and assumes responsibility for the internal control system that it must implement in accordance with Group procedures.

2.2.1.1 Group organizational structure

The organizational structure is based on:

— a head company, responsible for Group strategic management, organization and development;

— four branches grouping together the companies or entities dedicated to Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications;

— subsidiaries by business line.

Within the guidelines defined by the Executive Board of the head company and under its control, each subsidiary assumes all the functions and responsibilities of a company with respect to legal, commercial, technical, industrial, economic, financial and social issues.

The SAFRAN Group head company adopted (at the Shareholders' Meeting of April 26, 2001), the legal administrative form of Executive Board and Supervisory Board.

Under the authority of the Executive Board, the primary missions of the head company are:

— to define and lead Group strategy;

— to assure the governance and control of Group companies. A certain number of rules laid down in internal procedures were adopted by the Executive Board, concerning in particular:

- corporate governance in Group companies;
- relations between subsidiaries and the Group head company;
- certain services on behalf of all Group companies;

— to lead or coordinate actions intended to enhance the Group's reputation or increase its effectiveness.

2.2.1.2 Key players in the Group's internal control

- The Executive Board

The Executive Board defines the primary features of an internal control system. This system took the form of a specific project described in Section 2.2.5 below.

• Branch Executive Management

The Chairman of the Executive Board delegates his authority to Branch executive management to direct and monitor the activities of the companies included in their respective branches with regard to:

— setting objectives;

— monitoring results;

— implementing decisions regarding strategic issues concerning Group companies;

— the operational supervision of companies, coordination and leadership of transversal actions.

• The Economic and Financial Affairs Department oversees the financial management of subsidiaries and centralizes and coordinates financing, cash, tax, budget process, reporting, consolidation of the accounts and mergers/acquisitions.

It ensures compliance with the internal control elements falling within its jurisdiction.

• In addition to his role as secretary to the Executive Board and the Board of Supervisors, the Corporate Secretary is responsible for defending the Group's interests, ensuring the protection and growth of its assets and developing its entities. He works with the Risk and Assurance, Audit and Internal Control, Legal, Real Estate and Brands Departments.

He identifies the key risks facing the Group and assesses the probability and impact of such risks on the economy and Group results. He ensures the implementation of adequate prevention measures and coverage, within the framework of the policy defined by the Group Risk Committee.

• The Chairmen of the various Group companies, in cooperation with the CFOs, assume full responsibility for compliance with the internal control rules set up in their companies, these rules observing the Group's internal control principles.

2.2.1.3 Independent players

Independent players are also involved in internal control:

— the Supervisory Board Audit Committee, to which the statutory auditors report on the performance of their engagement, and which examines the financial statements and accounting procedures presented by the Executive Board and management;

— the statutory auditors who, in addition to the audit and certification of the company and consolidated financial statements, organize regular procedures to assess the soundness of procedures for the various company cycles contributing to the preparation of accounting and financial information; they also review the Group's internal control work.

2.2.1.4 Group values and the Ethics Charter

SAFRAN Group has adopted a common set of values shared by all Group employees and governing its actions. To firmly establish these values, communication initiatives were carried out through the Group's various communication media.

The Ethics Charter, transmitted throughout the Group, sets out the principles governing the conduct of personnel, so as to better protect the image and assets of the Company. Each subsidiary is responsible for its implementation in day-to-day operations. It is now included in the Group procedures manual.

2.2.2 Determination of a risk identification and control system

2.2.2.1 Introduction

Because of the sectors in which the Group applies its technologies (aerospace, avionics, telecommunications, defense and security) and the nature of its contractors (aircraft manufacturers, airlines, space agencies, armies, government bodies, telecom operators, etc.), SAFRAN operates by definition in a highly regulated and controlled environment

It must satisfy extremely demanding quality and compliance requirements in technical (authorizations, customer quality audits), economic (export authorizations, public contract cost controls) and environmental areas.

Various control and certification authorities monitor compliance with these standards. The Group has implemented systems in order to ensure, from the design stage, a high level of product security (ISO 9000 and 14000).

2.2.2.2 Identification of risks

Steered by the Group Risk and Assurance Department, SAFRAN continued to implement formal risk identification and measurement procedures in 2006.

In terms of organization, each major subsidiary[9] has a "risk manager" responsible for:

— preparing risk mapping;

— defining and implementing the risk control policy in accordance with the approach and methodology defined by the Group;

— implementing a "Products and services integrity" program and monitoring performance;

— implementing a crisis management system and coordinating application in the event of an incident.

A Group Risk Committee met twice during the year to analyze the major risks to which the Group is exposed.

2.2.3 Internal control procedures

The main procedures governing Group operations are assembled in a documentation system, accessible via the Group intranet. This manual is structured by major process.

The manual primarily includes:

— corporate governance rules (authorization delegations, Governance of Group companies, internal control principles);

— the rules relating to the following processes: strategy, asset management, industrial protection, safety-environment, legal, information systems, purchases and sales, quality.

2.2.3.1 Financial and accounting procedures

— Group IFRS accounting rules manual;

— rules for the preparation of consolidated financial statements and rules covering intra-group or inter-company transactions (Group procedures);

— quarterly consolidation instructions communicated to all companies concerned;

— the consolidation user guide software package, which contains the controls necessary to ensure the consistency of components used in the consolidation of the financial statements.

The Group also applies, for accounting purposes, French regulatory texts and the recommendations presented in the GIFAS professional accounting guide (French Aerospace Industrial Grouping).

2.2.3.2 Specific responsibilities of subsidiary managers

— Group company consolidation packages forwarded to the Group Finance Department are formally validated by the CFO of the company concerned.

— The Chairman of the Executive Board receives two representation letters from the main Group companies: one concerning the trueness, fairness and reliability of the financial statements signed by the Chairman and CFO of the company concerned and a second on internal controls signed by the subsidiary Chairman.

— Chairmen of secondary subsidiaries must also submit a representation letter concerning internal controls to the Chairman of their parent company.

9 A "major subsidiary" is a company that reports directly to the SAFRAN head company because of its economic weight.

2.2.3.3 Standards and regulations

Headquarter specialized departments are responsible for monitoring and following up standards and regulations within the SAFRAN Group (Corporate Secretary and Legal Department, Department of Social and Institutional Affairs, Department of Economic and Financial Affairs). Within their area of expertise, each department leads and coordinates a network of correspondents in the various Group companies.

2.2.4 *Reporting — management control system*

Each year, the budget and planning process results in the formalization of objectives for each subsidiary at Group level.

A budget committee examines actual figures at least three times yearly, defines any corrective measures necessary and validates, where appropriate, new objectives for the year.

The subsidiaries prepare monthly budget and financial reports regarding their activity. Bimonthly meetings are held between the Department for Economic and Financial Affairs and the CFOs of the subsidiaries in order to follow up and comment on reporting elements.

On a weekly basis, Group parent company executive management receives a report from each subsidiary summarizing the main events concerning its activity.

2.2.5 *Internal control management*

The general internal control process is supervised, according to each area of responsibility, by the Group head company management team, which relies on various central departments, and specifically the Department for Economic and Financial Affairs and the Group Audit and Internal Control Department.

The Group Audit and Internal Control Department comprises 17 individuals and is responsible, in particular, for co-coordinating Internal Control roll-out within the Group.

It contributes to the assessment of internal control effectiveness through its audits.

The Group Audit and Internal Control Committee meets twice a year. It is led by the Group Audit and Internal Control Director and made up of representatives of SAFRAN general management and the CFOs of the main Group companies.

This Committee:

— determines the general strategies concerning the audit plan, taking into account the specific assignments performed by the statutory auditors;

— examines the main recommendations formulated by the statutory auditors;

— duly notes the main corrective measures initiated;

— examines the conclusions of internal control procedures, with regard to both related audits and those resulting from the corporate approach within the Group.

All of these procedures are described in the SAFRAN Group internal audit charter.

The audit plan is approved by the Committee of Chairmen of Group companies, under the authority of the Chairman of the Executive Board. It is then presented to the Supervisory Board Audit Committee.

The actions arising from the specific internal control approach are monitored as part of Budget Committee meetings, in the same way as actions resulting from the following activities:

— audit recommendations,

— risk management.

2.2.6 *Resources allocated to internal control*

Human resources are used through a permanent network of designated internal control managers in the Group companies, as part of the Group's special internal control roll-out project (see Section 2.3 below).

In addition, the dedicated IT tool set up in 2005 was completed in 2006. It is now used to compile process documentation, test results for key control points and action plans for the entire Group.

2.3 — Implementation of the Group internal control roll-out project

2.3.1 The Group has implemented an internal control project concerning the reliability of accounting and financial information

An "Internal control roll-out" steering committee, placed under the authority of the Chairman of the Executive Board, examined the conclusions of procedures performed during the year, and determined the principal directions to be taken at Group level.

The "Internal control roll-out" operating committee, chaired by the Group Corporate Secretary, brings together the CFOs of leading Group subsidiaries with the Audit and Internal Control Director to monitor the roll-out's progress.

The roll-out, arriving at its term, was closed at the end of December 2006. In January 2007, the Audit and Internal Control Department assumed management of the process and its long-term continuation.

2.3.2 As part of this roll-out (see above), the Group implemented an internal control monitoring system. The system is based on a central team and managers appointed in each subsidiary concerned. This organization applies until the end of 2006 to the fifty-five Group companies concerned and will be extended in 2007, in order to cover all of the Group's consolidated companies.

2.3.3 Application of the Group standards base and scope covered

The Group head company and the main Group subsidiaries implemented a documentation program and tests of key internal control points for nine processes or sub-processes, in close co-operation with the financial and accounting reporting teams. The adequacy of standards base procedures in each of these entities can be measured via this program, as well as the effectiveness of the procedures' application. There are 127 control points for each of the main subsidiaries in addition to points exclusively involving the Group head company (Group cash and accounts consolidation).

A questionnaire-based approach was adopted for the other Group subsidiaries; this approach is based on the same internal control requirements and enables an assessment of the appropriateness and effectiveness of existing procedures. A program of tests was thus defined in 2006. It will cover all the processes concerned over a four-year span.

Following these evaluations, action plans will be defined and monitored in accordance with Group management rules (see above).

The scope currently concerned by the internal control roll-out program covers approximately 94% of Group revenue:

— Internal control was rolled out for all entities concerned with respect to the main subsidiaries and the head company, with several processes still to be examined for Sagem Communication and Sagem Défense Sécurité.

— By branch, the coverage rate is as follows:

- Aerospace Propulsion: 100%
- Aircraft Equipment: 98%
- Communications: 80%
- Defense Security: 85%

In the Aerospace Propulsion and Aircraft Equipment branches, the successive assessments conducted since 2004 on the so-called leading companies have generated, thanks to the action plans set up at the end of 2006, a significant improvement in the internal control system for all processes within the scope. The assessment of certain secondary subsidiaries is still to be completed.

The roll-out began in 2006 for the Communications and Defense Security branches. The full process analysis for the head companies of these two branches will be completed in 2007. An initial roll-out was carried out for eight of their subsidiaries.

The statutory auditors reviewed the various descriptive documents and procedures performed during the internal control roll-out. Working with Group executive management, they defined an audit program based on self-assessments conducted by the various Group companies, which largely contributed to the successful completion of their internal control procedures.

In May 2006, the Supervisory Board Audit Committee reviewed the procedure's management rules, the assessments for 2005, and the scope of the action plans undertaken. It was also kept closely informed as to the dysfunctions in Sagem Défense Sécurité.

2.3.4 *Assessment of Sagem Défense Sécurité*

At the end of 2006, the conclusions of the work carried out as part of the internal control roll-out revealed serious deficiencies at Sagem Défense Sécurité in terms of compliance with the internal control system, particularly for the accounting and financial control processes of programs and the accounts closing process.

At the same time, serious accounting misstatements were detected in relation to the management of certain contracts. These misstatements were the subject of a Group statement in December 2006; the impact of adjustments is mentioned in the management report.

Consequently, in December 2006 and January 2007, the SAFRAN Audit Committee asked two independent firms to conduct an audit in two successive phases.

The objective of the first phase is to determine the precise scope of the unexplained accounting entries and to analyze them.

The conclusions of this initial phase were communicated to the market by a SAFRAN press release on February 14, 2007, at the same time as the announcement of the 2006 financial results, which included the necessary corrections.

The aim of the second phase was to determine any dysfunctions in the Sagem Défense Sécurité internal control system, recommend corrective measures and establish the facts behind the unexplained entries.

The two firms who were mandated for the audit submitted their conclusions in a report, which was examined on April 24 by the Supervisory Board.

To sum up, the main dysfunctions observed at Sagem Défense Sécurité concerned a lack of control over period-end closings and the profitability analysis of certain contracts, as well as the company's non-compliance with SAFRAN Group procedures in terms of the monitoring of these contracts from an economic and accounting perspective.

The corrective measures, including a reorganization of Sagem Défense Sécurité structures, are currently being implemented by the management team to overhaul the company's internal control system and ensure rigorous economic management.

Following thorough investigations, the firm responsible for determining the facts behind the irregular entries concluded that they were due to calculation errors and an erroneous profitability assessment for certain contracts, as well as non-compliance with the prevailing accounting standards and regulations, which in some cases was deliberate.

None of the facts analyzed can be attributed to SAFRAN management.

2.4 — 2007 action plan

In keeping with previous years, the action plan includes audit assignments aimed at ensuring the quality of the self-assessment approach, in terms of the actual assessment and with regard to the implementation of action plans.

The internal control roll-out, based on the current Group standards base, will be pursued in the Communications and Defense Security branches (see above), and the main and secondary subsidiaries.

The problems encountered within Sagem Défense Sécurité in 2006 resulted in the implementation of the following actions in 2007:

- comprehensive analysis of the causes and conditions that gave rise to the irregularities within Sagem Défense Sécurité, and implementation of the resulting corrective measures;
- systematic review of the Group's internal control framework with respect to the financial and accounting processes of programs and the accounts closing process;
- information system and IT control risk analysis.

16.3.2 Statutory auditors' report on the report of the Chairman of the Supervisory Board

SAFRAN

Société Anonyme

2, boulevard du Général Martial Valin
75015 PARIS

Statutory auditors' report prepared pursuant to the final paragraph of article L.225-235 of the French Commercial Code and regarding the report of the Chairman of the SAFRAN Supervisory Board on the internal control procedures governing the preparation and treatment of financial and accounting information

Year ended December 31, 2006

In our capacity as statutory auditor of SAFRAN and pursuant to article L. 225-235 of the French Commercial Code, we hereby present our report on the report prepared by the Chairman of your company in accordance with article L. 225-68 of the French Commercial Code for the year ended December 31, 2006.

It is the Chairman's responsibility to report, in his report, on the terms and conditions of preparation and organization of the Supervisory Board's work and the internal control procedures implemented in the company.

It is our responsibility to report to you our observations on the information included in the Chairman's report with respect to the internal control procedures relating to the preparation and treatment of financial and accounting information.

We have performed our work in accordance with the professional guidelines applicable in France. These guidelines require that we plan and perform our procedures with a view to assessing whether the disclosures in the Chairman's report on the internal control procedures relating to the preparation and treatment of financial and accounting information are true and fair.

These procedures include:

— obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and treatment of financial and accounting information, as set out in the Chairman's report;

— obtaining an understanding of the work underlying the information thus set out in the report.

Based on the procedures we have performed, we have nothing to report with regard to the information concerning the internal control procedures of the company relating to the preparation and treatment of financial and accounting information, as included in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of article L. 225-68 of the French Commercial Code.

Without qualifying the conclusion expressed above, we draw your attention to paragraphs 2.3.4. "Assessment of Sagem Défense Sécurité" and 2.4. "2007 action plan," which describe the actions to be carried out over the next year to reinforce the internal control procedures relating to the preparation and treatment of financial and accounting information within this entity.

Paris and Neuilly-sur-Seine, April 25, 2007

The statutory auditors

Constantin Associés | **Deloitte & Associés**

Jean-Paul SEGURET | Jean-Paul PICARD | Philippe BATTISTI

16.4. Declaration of compliance by SAFRAN with corporate governance requirements in France

SAFRAN complies with the prevailing corporate governance requirements in France.

Discussions with employees were initiated at the SAFRAN Group level due to the cancellation of former contractual measures or mandatory consultative structures, arising from the merger between Sagem and Snecma, and the need to harmonize the status of the holding company's personnel.

In 2006, these negotiations resulted in the signature of group-wide agreements:

— SAFRAN Group Employee Savings Plan agreement,

— International Group Employee Savings Plan agreement,

— the agreement relating to the set-up of the Group Committee,

— the agreement relating to the development of a management/employee dialogue within the SAFRAN Group.

The employee representatives included in the scope of application of these Group agreements were consulted prior to signature.

Moreover, an agreement defining the status of the SAFRAN holding company's personnel was signed with the CFE-CGC and FO trade unions on February 17, 2006.

The management of senior executives receiving compensation with a variable component (bonus) is harmonized and centralized, as is the management of development for high-potential Group managers. SAFRAN University welcomed 1,700 managers in 2006 (compared to 1,000 in 2005).

In order to improve their understanding of the Group and strengthen team spirit, 1,000 engineers and managers recruited or promoted during the year met during two "discovery days" for an in-depth presentation of the Group and its activities.

The internal transfer policy continued in 2006, with 510 transfers between Group companies (compared to 450 in 2005).

The internal communication tools created in 2005 (quarterly magazine, weekly newsletter, Group intranet portal) were assessed through a readership survey and improvements were made to better meet expectations. These measures were completed by an extranet site dedicated to Group managers (approximately 7,000 persons), co-managed by the Internal Communication Department and SAFRAN University.

Progress measures (Action V) and industrial modernization operations were closely accompanied at the employee level, with regard to the consultation of employee representative bodies, relations with government bodies, and the implementation of employee retraining measures where necessary. The reorganization of Aircelle and the closing of its Meudon plant (600 persons concerned) are of particular note.

The Group's international development continued. The number of international employees increased by nearly 20% in 2006. This growth is primarily attributable to acquisitions in China (NINGBO BIRD R&D, PHOTAR Electronics), the creation of a subsidiary in Mexico (Messier Services) and Tunisia (Sagem Software et Technologie), and significant employee increases in Brazil (Sagem Communicacoes), Tunisia (Sagem Communication) and Morocco (Aircelle Maroc).

17.1. Human resources and employee relations

17.1.1. Employees

As of December 31, 2006, the Group had 61,357 employees.

The following table presents a breakdown of Group employees as of December 31, 2006:

	France	Etranger	Total
Aerospace Propulsion	18,038	3,349	21,387
Aircraft Equipment	9,983	9,790	19,773
Defense Security	6,764	2,648	9,412
Communications	4,393	5,835	10,228
SAFRAN, SAFRAN Informatique, SAFRAN Conseil	557		557
SAFRAN Group	39,735	21,622	61,357

In France, the breakdown of employees by professional category as of December 31, 2006 was as follows: 32% management staff, 32% technicians, 3% supervisors, 9% office staff and 24% line workers.

The portion of employees devoted to research and development activities (RTDI) represented more than 20%.

The active hiring policy was pursued with the recruitment of 2,596 new employees. These recruitments concerned 1,300 managers (50%).

Among the new hires, 57% were under 30 years of age and 23% were women.

Recourse to fixed-term contracts remained very limited, accounting for less than 1% of employees at the end of 2006.

Temporary staff represented less than 10% of the workforce in 2006, essentially the Communications branch, which makes use of this type of labor due to significant fluctuations in its activity levels.

Internal transfers between Group companies involved 510 employees, over half of which were management staff (57%).

The following table presents a break down of employees by geographical area as of December 31, 2006:

Europe	France	39,735
	United Kingdom	1,983
	Belgium	1,580
	Germany	1,222
	Austria	211
	Other European countries (*)	770
	Russia	195
Americas	Mexico	2,466
	United States	3,342
	Canada	1,019
	Brazil	843
	South America (Uruguay)	13
Africa	Tunisia	3,024
	Morocco	790
	South Africa	243
	Africa (Mauritania, Nigeria)	38
Asia	China	2,411
	Singapore	381
	India	961
	Other (Japan, Taiwan, United Arab Emirates)	23
Oceania	Australia	107
Total		**61,357**

(*): Austria, Denmark, Spain, Hungary, Italy, Netherlands, Poland, Portugal, Czech Republic, Romania, Sweden, and Switzerland

In addition, 517 expatriates provide customers with commercial and technical services in the main countries.

17.1.2. Human resources policy

17.1.2.1. Training — Company University

The Group has an extensive training budget, as it considers it to be an investment in both employees and companies. The training effort represents, on average, 3.7% of payroll and reaches and even exceeds 4.5% in several Group companies.

Five Group companies negotiated or renewed "competency and training" agreements (Messier Dowty, Messier Bugatti, Turbomeca, Hispano-Suiza, and Snecma Services) pursuant to the law of May 4, 2004 relating to lifelong professional training and social dialogue (Fillon law) and the corresponding UIMM agreement, which introduced, among other reforms, an individual training right.

The implementation of a Group training purchasing policy, and the coordination of training projects between Group companies generate a better return on the training effort, on a constant budget basis.

The role of the Company University, created at the end of 2002 by Snecma Group, has been confirmed since the creation of SAFRAN Group.

This University provides Executive Management with a means for accompanying changes in the Group and preparing SAFRAN managers to meet future challenges, and namely:

— foster a Group culture and facilitate teamwork through better mutual understanding and exchange of best practices;

— help current and future senior managers assume their new responsibilities, and acquire the knowledge, methods and demeanor needed to perform their jobs;

— support major Group projects through appropriate training;

— circulate "state-of-the-art" management techniques, based on training sessions and external presentations.

SAFRAN University is primarily intended for those persons who currently exercise, or will be called upon to exercise, major responsibilities within the Group. The modules proposed represent a short, medium or long-term preparation for internal transfers of all kinds: transfers between Group companies, geographical areas and business lines.

SAFRAN University is thus an ideal resource for accompanying the merger of Sagem and Snecma and facilitates the integration of companies that join the Group.

In 2006, more than 1,700 managers representing various SAFRAN Group companies enrolled in a SAFRAN University program, for an average of four training days per manager and a total of over 50,000 training hours.

17.1.2.2. Compensation trends

Group companies negotiated salary plans in 2006 providing for an average increase in compensation equal to approximately 3% of payroll. This comprised general and individual raises for employees, and specific raises for management staff.

17.1.2.3. Early retirement measures

Cessation d'Activité des Salariés Agés (CASA) (Early retirement for older employees) — Cessation d'Activité de certains Travailleurs Salariés (CATS) (Early retirement for certain employees)

Four Group companies (Snecma, Hispano-Suiza, Messier-Dowty, and Messier-Bugatti) had concluded CASA — CATS agreements allowing certain employees to take early retirement.

Although employees can no longer subscribe to these plans as of February 2005, the agreements remain in effect. Accordingly, 739 employees benefited from the CASA plan and 479 employees benefited from the CATS plan, as of December 31, 2006.

Other early retirement plans

The progressive early retirement plans implemented within the scope of Fonds National de l'Emploi agreements concerned 117 employees as of December 31, 2006.

The application of the agreement concerning the early retirement of workers involved with asbestos, signed by Snecma Propulsion Solide in 2002, resulted in the departure of 46 employees in 2006.

Lastly, several Group companies have agreements allowing for the early retirement of employees who have performed certain arduous jobs.

17.1.2.4. Integration of disabled workers

The Group has always sought to welcome the disabled based on the possibilities offered by its various business lines.

To further its commitment, the Group set up a Handicap taskforce within its Human Resources Department at the end of 2006. Its role will be to:

— facilitate the hiring and integration of the disabled as part of the Group's recruitment policy;

— draft a Group agreement covering the insertion and management of the disabled;

— coordinate and support the various company HR policies with regard to the recruitment, insertion and management of the disabled and the fitting of their workstations.

— represent the Group before administrative authorities and external bodies.

The taskforce will rely on a network of correspondents and line managers within the establishments (recruiters, doctors, nurses, RH team member(s) and the Handicap coordinator).

17.1.3. Employee relations

Each Group company is pursuing a dynamic contract negotiation policy based on its economic and social context.

Following the merger of Sagem and Snecma, Group Management wished to have an employee representation structure at Group level in order to continue the management/employee dialogue.

Accordingly, an agreement setting up the SAFRAN Group Committee was signed on March 23, 2006 with the CFDT, CFE-CGC, CFTC and FO trade unions.

In addition, the negotiations initiated in 2006 for the creation of a European works council within the SAFRAN Group were continued in 2007.

Finally, an agreement covering the management/employee dialogue was signed on July 19, 2006. It creates a trade union coordinator office representing Group Executive Management with respect to issues that are common to the Group companies.

17.1.4. Community relations

The Group's establishments maintain close relations with their local and regional environments, and contribute to spreading the Group's influence through active participation in social and economic initiatives at the local level.

The Group devotes a significant effort to welcoming young people for work-study programs or apprenticeships and internships at various levels.

In its pledge to boost training initiatives, SAFRAN signed the Apprenticeship Charter in June 2005, as part of the undertaking by the Ministry of Employment, Social Cohesion and Housing to develop apprenticeship programs.

The Group has met its commitments by adopting this charter, increasing the number of apprentices by over 20% between the end of 2004 and the end of 2006.

Over 700 apprentices were welcomed by the Group's various French facilities in 2006.

In the science and technology sector, the Group develops partnership initiatives with public research laboratories (CEA, CNRS) and with engineering and business schools, as well as science universities both in France and abroad.

The Group has furthered its participation in school forums and site visits, where the Group, its business lines, and internship and career opportunities are presented. Student meetings and information sessions have been multiplied because of these actions.

The relations forged with schools offering training programs corresponding to our sectors of activity are reflected by their representation on SAFRAN management bodies (boards of directors, pedagogical boards).

Lastly, SAFRAN has made a commitment via two corporate foundations: the SAFRAN Foundation whose purpose is to fight against the exclusion of adolescents and young adults with a disability (motor, psychological or social), and the Sagem Foundation, whose purpose is to support young musicians.

17.1.5. Social works managed by the works council

The contribution paid by Group companies to their works councils for social programs varies between 1% and 5% of the total payroll.

17.2. Profit-sharing and incentive schemes

17.2.1. Profit-sharing

Profit-sharing is paid as part of the Group profit-sharing agreement signed on June 30, 2005. The agreement, which is founded on the principle of solidarity, provides for the mutualization of profit-sharing reserves generated by each Group company, enabling the payment of an identical percentage of salary to all personnel.

Total profit-sharing paid by Group companies over the last two years is as follows:

	(in € millions)
2005	34.4
2006	**63.1**

17.2.2. Incentive schemes

Virtually all Group companies have incentive schemes. In essence, the system is based on economic performance criteria.

The total amount of incentive payments may not exceed 5% of payroll. However, this limit may reach 7% in the event of an outstanding performance.

Total incentives paid over the last two years is as follows:

	(in € millions)
2005	40.2
2006	**63.4**

17.3. Group Employee Savings Plan and International Group Employee Savings Plan

17.3.1 Group Employee Savings Plan

An agreement on the Group Employee Savings Plan was signed by the CFE-CGC, CFTC and CGT-FO trade unions on January 17, 2006. This agreement harmonizes the employee savings structures by combining the corporate mutual funds of the Sagem employee savings plan and the Snecma group savings plan within a single Group savings plan.

The new Group Employee Savings Plan:

- widens the range of investment profiles available to employees by granting access to five FCPEs (corporate mutual funds) with different management profiles;
- allows payments into a shareholder FCPE, to which the company contributes;
- enables the transfer of holdings between investment vehicles within the Group savings plan.

17.3.2 International Group Employee Savings Plan

An agreement creating an International Group Employee Savings Plan was signed by the SAFRAN works council on July 4, 2006.

The purpose is to internationalize employee share ownership by allowing foreign subsidiary employees to contribute to a savings plan based on Group shares, the individual companies providing financial support.

The International Group Employee Savings Plan will be operational in January 2007 for Group subsidiaries in Germany, Belgium, Canada, Mexico, the United Kingdom and the United States and will be gradually implemented in the other countries.

18. MAIN SHAREHOLDERS

18.1. Breakdown of share capital and voting rights

18.1.1. Breakdown of share capital as of January 1, 2006

SHAREHOLDERS	Number of shares	% Share capital	Number of voting rights	% Voting rights
PRIVATE INVESTORS	162,575,212	38.98%	171,842,758	34.5%
FRENCH STATE	128,607,442	30.84%	128,607,442	25.8%
CLUB SAGEM	32,313,765	7.75%	56,237,295	11.3%
EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE)	31,000,473	7.43%	35,284,193	7.1%
AREVA	30,845,682	7.40%	59,436,432	11.9%
CURRENT AND FORMER EMPLOYEES	16,787,284	4.03%	31,985,838	6.4%
BNP PARIBAS	7,182,680	1.72%	14,365,360	2.9%
Treasury shares[(1)]	4,457,940	1.07%	0	0.0%
Treasury shares[(2)]	3,259,107	0.78%	0	0.0%
Total	**417,029,585**	**100.0%**	**497,759,318**	**100.0%**

(1) Bonus share purchase option and allocation plans

(2) Shares held by Lexwall 2 and Lexwall 13

18.1.2. Breakdown of share capital as of December 31, 2006

The following table presents a breakdown of the Company's share capital and voting rights as of December 31, 2006.

SHAREHOLDERS	Number of shares	% Share capital	Number of voting rights	% Voting rights
PRIVATE INVESTORS	157,077,967	37.67%	160,431,032	31.65%
FRENCH STATE	128,641,895	30.84%	128,641,895	25.37%
EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE)	32,112,630	7.70%	40,505,466	7.99%
CLUB SAGEM	31,569,322	7.57%	59,882,547	11.81%
AREVA	30,772,945	7.38%	59,363,695	11.71%
CURRENT AND FORMER EMPLOYEES	22,554,594	5.41%	43,810,400	8.64%
BNP PARIBAS	7,182,680	1.72%	14,365,360	2.83%
Treasury shares[(1)]	3,858,445	0.93%	0	0.00%
Treasury shares[(2)]	3,259,107	0.78%	0	0.00%
Total	**417,029,585**	**100.00%**	**507,000,395**	**100.00%**

(1) Bonus share purchase option and allocation plans

(2) Shares held by Lexwall 2 and Lexwall 13

The share capital of Club Sagem is 72.88% held, directly or indirectly, by SAFRAN Group employees and 27.12% held by the Crédit Mutuel — CIC group.

To the best of the Company's knowledge, no other shareholder holds more than 5% of share capital or voting rights.

In accordance with the SAFRAN Articles of Association, shareholders who have held registered shares for over two years are entitled to a double voting right. This will be particularly true for the French State regarding the majority of shares it holds as of March 1, 2007, which should represent approximately 40% of voting rights.

Employee shareholders

Under the Group Savings Plan, profit-sharing for active and former employees represented 20.7% of the Company's share capital as of December 31, 2006.

In accordance with article L. 225-23 of the French Commercial Code, two employee shareholder representatives, Mrs. Michèle MONAVON and Mr. Christian HALARY were appointed as members of the Supervisory Board, their co-optation by the Supervisory Board as of May 12, 2006 being ratified by the Combined Shareholders' Meeting of May 18, 2006.

Share purchase options

No plan attributing share purchase options was created in 2005 and 2006.

The Executive Board has never granted share subscription options.

In terms of share purchases, the current plans are presented in the table of Section 21.1.6.1. In 2006, the Company transferred 599,495 shares in order to satisfy the number of options exercised by beneficiaries.

18.1.3. Market in SAFRAN shares

Listing details

The SAFRAN share (ISIN code: FR 0000073272 — Code ticker: SAF) is listed on segment A of the Euronext Paris Eurolist and is eligible for deferred settlement (see Euronext notice no. 2005-1865 of May 11, 2005).

The SAFRAN share is included in the Euronext SBF 120, SBF 250, Euronext 100, CAC IT Large, CAC IT 20, CAC NEXT 20 and Euronext FAS IAS indices.

Share price movements since initial listing of the SAFRAN share



SAFRAN
CAC40
6,000
5,500
5,000
4,500
4,000
3,500
24
22
20
18
16
14
12
10
Dec-04
Feb-05
Mar-05
May-05
Jun-05
Aug-05
Sep-05
Oct-05
Dec-05
Jan-06
Mar-06
Apr-06
May-06
Jul-06
Aug-06
Oct-06
Nov-06
Dec-06
Feb-07
Mar-07

18.2. Voting rights

Each participant at a Shareholders' Meeting has as many votes as the ordinary shares he/she owns or represents.

However, fully-paid up ordinary shares that have been registered in the name of the same shareholder for at least two years, of which evidence must be provided at least five days prior to the meeting, are granted double voting rights (by decision of the Shareholders' Meetings of 06/21/1974, 09/26/1983 and 12/18/2003). In the event of an increase in capital through capitalization of reserves, income, issue premiums and, in general, of all available amounts that may be capitalized, the said double voting right shall also be granted, from the issue thereof, to the bonus registered shares allocated to shareholders for existing shares for which they had said rights. However, for new bonus registered shares allocated for existing shares not entitled to double voting rights at the time of the capital increase, evidence that they

have been registered in the name of the same shareholder for two years as from the grant date must be provided in order to avail of this double voting right. The merger of the Company shall have no impact on the double voting right, which may be exercised within the acquiring company, if its Articles of Association so provide.

Double voting rights cease for any share that is converted to bearer form or transferred. Nevertheless, the two-year period set above shall not be suspended and the vested right shall be retained in the event of transfer between registered shareholders following an intestate succession or succession by will or liquidation of a joint estate between husband and wife. The same shall apply in the event of a donation *inter vivos* in favor of a spouse or a relative entitled to inherit.

An Extraordinary Shareholders' Meeting may cancel double voting rights only with the authorization of a special meeting of the holders of such rights

18.3. Ownership or control of the Company

To the best of the Company's knowledge, and since it is not directly or indirectly controlled, no measure preventing the wrongful exercise of such a control has been undertaken.

18.4. Agreement whose implementation could lead to a change in control

To the best of the Company's knowledge, there are no agreements as of December 31, 2006 whose implementation could lead to a change in control of the Company.

18.5. Shareholder agreements

Notice no. 203C2129 published by the AMF on December 15, 2003:

"An agreement between Sagem's shareholders, signed by Club Sagem, Cogema and BNP Paribas on December 12, 2003, which shall enter into force after the merger of Coficem into Sagem, was forwarded to the Autorité des Marchés Financiers (AMF).

The development of the Sagem Group and the size it has reached, the changes in its business area and economic and industrial environment since the incorporation of Coficem, the holding company of the leveraged managed buy-out of Sagem, together with the present situation in the financial markets, lead us to adapt Sagem's shareholding structure so as, in particular, to favor the perception of Sagem shares in its market by increasing the free float and the liquidity, thereby enhancing the outlook for market value and growth.

Against this background, the purpose of the Agreement is:

— to curtail, for a limited period of time, the free transfer of Sagem securities owned by BNP Paribas and Cogema, so as not to interfere with the proper operation of the market for the security;

— to organize with Club Sagem, in the event of the transfer of securities, a pre-emptive right in accordance with the rules of reciprocity defined hereinafter.

The parties declare that they are not acting with others as there is no agreement between them to implement a policy with regard to the Company."

Commitments

BNP Paribas and Cogema undertake, for a period of 20 months from the date on which this agreement enters into force, not to transfer the securities issued to them in exchange for Coficem securities in the context of the merger. At the end of this lock-up period, BNP Paribas and Cogema may freely transfer said securities, subject to the terms applicable to the pre-emptive right.

With regard to their assessment of the Company's interests based on the specific nature of its corporate culture marked by the importance of its employee shareholding, which has historically been an essential factor in the development and industrial success of the Sagem Group, BNP Paribas and Cogema have each declared that they will not contribute their securities in the scope of a public offer that has not been approved by the Company's Supervisory Board. Correspondingly, BNP Paribas and Cogema undertake not to transfer securities on the market throughout the entire term of such offer. Said commitments shall be fulfilled in accordance with current stock exchange regulations.

Pre-emptive rights

The parties grant one another a pre-emptive right (with right of substitution) in the event of the transfer of securities representing at least 0.1% of the Company's voting rights after the merger[10] to one or more third parties. However, said pre-emptive right shall not be applicable in the scope of a takeover bid or a public share exchange offer.

To assess the 0.1% threshold, an aggregate shall be made of the transferor's transfers during the 12-month period preceding the last transfer which caused it to reach the threshold in question.

Authorized transfers

The commitment not to transfer and/or the pre-emptive right shall not apply in the event of transfer by the parties of all or part of their securities to one of their affiliates, i.e. BNP Paribas and Cogema, or the Sagem Group mutual fund, i.e. Club Sagem, provided that the affiliate or the mutual fund in question has first unreservedly accepted the terms of the Agreement.

Entry into force, term, expiry

The Agreement shall enter into force for a period of five years on the date on which Sagem absorbs Coficem and shall not be automatically renewed after this term.

However, the Agreement shall end in advance in the following situations:

— in the event of non payment for the securities bought pursuant to exercise of the pre-emptive right within the time limits provided for in the Agreement, the party who proposed the transfer may notify the other parties of its decision to terminate the Agreement for its part;

— if the percentage of voting rights held by Club Sagem and the company mutual funds set up in the scope of employee profit-sharing falls below 10% of the capital for a period of six consecutive months.

18.6. Undertaking to hold securities

A collective undertaking to hold SAFRAN securities (formerly Sagem securities) on behalf of 3,386 Sagem employees and former employees (and their beneficiaries) and Club Sagem was signed on March 29, 2004. The signatories, natural persons or legal entities, considered the collective undertaking to hold their Sagem shares to be in their interest. This does not constitute a concerted action vis-à-vis Sagem.

Following the merger, these shareholders held 9.7% of SAFRAN's share capital and 14.5% of the voting rights as of December 31, 2006. Among these shareholders are the following corporate officers: Messrs. Colaiacovo, Dupuy, Lagarde and Toussan, members of the Supervisory Board and Grégoire Olivier, member of the Executive Board until August 28, 2006. The undertaking to hold the securities is subscribed for six years and does not provide for renewal.

10 The beneficiaries, if they decide to exercise their pre-emptive right in connection with said transfer, shall notify the transferor within a period that ends at the close of the thirtieth trading day following receipt of notice of the transfer, provided that the transfer does not relate to more than 1% of the Company's capital and, beyond this threshold, within a period that ends at the close of the fiftieth trading day following receipt of said notice. Special time limits are provided for in the case of preferential subscription rights.

18.7. Changes in percentage holdings of ordinary shares and voting rights over the last three years

Main shareholders		31/12/2004	31/12/2005*	31/12/2006
PRIVATE INVESTORS	Shares	38.74%	38.98%	36.87%
	VR	30.79%	34.50%	30.33%
FRENCH STATE	Shares	/	30.84%	30.84%
	VR	/	25.80%	25.37%
EMPLOYEE MUTUAL FUNDS	Shares	6.13%	7.43%	7.70%
	VR	6.36%	7.10%	7.99%
CURRENT AND FORMER EMPLOYEES	Shares	10.68%	4.03%	5.41%
	VR	15.42%	6.40%	8.64%
CLUB SAGEM	Shares	15.94%	7.75%	7.57%
	VR	13.59%	11.30%	11.81%
AREVA	Shares	17.39%	7.40%	7.38%
	VR	23.32%	11.90%	11.71%
BNP PARIBAS	Shares	4.05%	1.72%	1.72%
	VR	6.02%	2.90%	2.83%
CDC	Shares	4.14%	0.80%**	0.80%**
	VR	4.49%	1.30%	1.32%
Treasury shares	Shares	2.93%	1.85%	1.71%
	VR	0%	0%	0

* Sagem/Snecma merger

** Registered shares

18.8. Pledging of shares or assets

To the best of the Company's knowledge, 5,679,821 SAFRAN shares had been pledged by various shareholders as of December 31, 2006, including 5,670,448 shares by Club Sagem (i.e. 1.35% of the share capital) to secure loans with maturities of 2 to 3 years repayable in 2007.

No assets have been pledged.

19. TRANSACTIONS WITH RELATED ENTITIES

19.1. Relations with the French State

In 2006, SAFRAN realized adjusted pro forma revenue of €848 million with the French State, primarily in the following military areas:

— The Aerospace Propulsion branch (see Section 6.1) develops, manufacturers and maintains aircraft engines for the French armed forces. It is the industrial prime contractor for this equipment in major aviation projects such as the Mirage F1, Mirage 2000, Rafale, Super Etendard, refueling tankers, helicopters, Transall, and ATL 2. It also powers missiles of the ocean-going strategic force (M45 and M51), long-range air-ground missiles such as the Scalp and the Apache, and the very short-range ground-air missile, the Mistral. Finally, it is a major player in the rocket engine and space transport sector in which it is working to prepare the future.

— The Aircraft Equipment branch (see Section 6.2) participates in the aforementioned major French military aviation programs, primarily in terms of landing gear, brake and wiring systems.

— The Defense Security branch applies advanced technology across all defense and security areas (national defense and the security of private individuals, assets, transport and information systems) on behalf of French government agencies:

— **inertia**, for positioning, navigation and guidance systems for all types of vehicle and missiles,

— **optics** and **signal detection and processing** for monitoring, observation/imaging, warning and guidance systems,

— **electronics, IT, cryptology and management** of complex projects for the integration of full systems.

— **biometrics** for police systems and border checkpoints (visas, passports, etc.).

It therefore supplies (or will deliver in the near future) Modular Air-Ground Armament, submarine periscopes, unmanned air vehicle systems, mission preparation systems, the FELIN infantryman system (integrated equipment and links), and a number of other systems to safeguard French territorial security and citizen safety, including automatic penalty control radar systems under the road safety program, etc.

19.2. Agreements relating to strategic assets and subsidiaries

In order to protect national interests and preserve national independence, in view of the merger of Sagem and Snecma, the French State informed Snecma and Sagem of its intention to exercise its right to take special measures with regard to the Snecma capital of the kind defined in Article 10 of Law 86-912 of August 6, 1986. In exchange for the waiver of this right to take special measures, the State required sufficient contractual rights to ensure national interests are protected.

In view of this, a tripartite agreement was entered into by Sagem, Snecma and the French State instead of the aforesaid special measures. The agreement, dated December 21, 2004, provides inter alia:

— In addition to the applicable legal provisions, the French State shall be entitled to appoint a non-voting representative to the Supervisory Board of SAFRAN, Snecma Propulsion Solide (SPS), Microturbo (SPS and Microturbo being defined as strategic subsidiaries) and of all subsidiaries that possess assets having a connection with French combat aircraft engines;

— The State shall have a prior right to approve or refuse the sale of certain military and aerospace assets identified as strategic, sensitive or defense[11], by entities of the SAFRAN Group, the transfer of securities in SPS, Microturbo, Europropulsion, Arianespace and G2P, the acquisition of more than 33.33% or 50% of the capital of companies in the SAFRAN Group holding strategic military and aerospace assets, and any projects granting special management rights or rights to information over the strategic military or aerospace assets or rights to be represented on the management bodies of SPS and Microturbo, in which case, should the State not make known its decision within thirty business days, it shall be deemed to approve the transaction;

— In the event a third party acquires more than a multiple of 10% of the capital or voting rights of SAFRAN, and failing an agreement on other ways of protecting national interests in connection with the strategic military and aerospace assets, the State shall be entitled to purchase the securities and assets of SPS and Microturbo at a price to be set by a panel of experts, in which case the parties shall enter into an agreement for the provision of services and the transfer of technology relating to the assets sold.

11 **Strategic assets** are assets that exist on the date the agreement comes into force, or that may be developed during the term of that agreement in the context of French defense contracts, and which concern prime contactor, design, manufacture, integration and operational maintenance capacities with regard to French ballistic and tactical missile propulsion and solid propellant-based space propulsion.

Sensitive assets are assets governing prime contractor and integration capacities with regard to aircraft engines used by the French military, liquid propulsion of space launch vehicles, high-performance inertia and mission preparation systems.

Defense assets are tangible or intangible assets possessed by, or which may came into the possession of, Snecma or Sagem (or the entity formed by their merger) or the entities in their respective groups, which are used in the context of French defense contracts and fall into one of the following categories:

for assets which currently exist in the former Snecma Group: (i) design, architecture, integration and operational maintenance of military aircraft engines (combat aircraft and helicopters) and missiles, and (ii) components, equipment and software for military aircraft (combat aircraft and helicopters) and missiles;

for assets which currently exist in the former Sagem Group: (i) high-performance inertia for strategic missiles and their carriers and (ii) mission preparation systems.

20. FINANCIAL INFORMATION REGARDING THE ASSETS, FINANCIAL POSITION AND OPERATING RESULTS OF THE ISSUER

Foreword

In accordance with Article 28 of EC Regulation no. 809/2004, the following information is included by reference in this reference document:

— the 2004 consolidated financial statements and the corresponding auditors' report shown on pages 47 *et seq.* of Section 5 of the 2004 reference document filed, under the name of Sagem SA, with the AMF on February 28, 2005 under reference no. D.05-0156; these consolidated financial statements were prepared in accordance with French legislation as defined by CRC Regulation no. 799-02 relating to consolidated financial statements.

— the 2005 consolidated financial statements and the corresponding auditors' report shown on pages 100 *et seq.* of Section 5 of the 2005 reference document, filed with the AMF on April 27, 2006 under reference no. D.06-032; these consolidated financial statements were prepared for the first time in accordance with IFRS as adopted in the European Union and include comparative figures for fiscal year 2004, restated in accordance with the same standards, with the exception of IAS 32 and IAS 39.

Since fiscal years 2005 and 2006 are not comparable following the merger of the Sagem and Snecma groups in 2005, two sets of pro forma information are presented to monitor the Group's economic status:

— pro forma financial statements prepared for 2005 and 2006, considering the merger as realized on January 1, 2004 and including the impact of foreign exchange hedges on revenue, profit or loss from operations and net financial costs or income. These financial statements were covered in the auditors' report presented in Section 20.4.2;

— pro forma income statements adjusted so as not to take into account the impact of the adoption of IFRS 3 (amortization of programs). This information was not covered in a specific auditors' report.

The pro forma financial statements have been prepared for the sole purpose of illustrating the possible impact of the merger of the Sagem and Snecma groups, via the main share exchange offer for Snecma shares, initiated by Sagem SA and accompanied by a subsidiary public offer for tender, following the merger of Snecma into Sagem SA on May 11, 2005, on the consolidated balance sheets and consolidated income statements for fiscal years 2005 and 2006 of SAFRAN (formerly Sagem SA) if the merger had been effective as of January 1, 2004. Due to their nature, these financial statements describe a hypothetical situation and are not necessarily representative of the financial position or performances that could have been recorded had such transactions or events taken place at a date prior to their actual occurrence.

20.1. Historical financial information

On February 14, 2007, the Supervisory Board authorized the publication of the SAFRAN S.A. consolidated financial statements for the year ended December 31, 2006, approved by the Management Board.

SAFRAN S.A. (2, Bd du Général Martial Valin 75724 Paris cedex 15) is a limited liability company incorporated in France and constantly listed in Compartment A of the Euronext Paris Eurolist market.

It should be noted that the SAFRAN Group is a result of the merger of the Sagem Group and the Snecma Group as of May 11, 2005. As a consequence, the consolidated financial statements for the year ended December 31, 2006 are not comparable to those for the year ended December 31, 2005 since:

— The 2005 consolidated financial statements only include 9 months of activity from the former Snecma Group,

— The SAFRAN Group has applied speculative accounting to its financial instruments since July 1, 2005.

Moreover, these statements include the depreciation of Snecma intangible assets revaluation resulting from the merger with Sagem.

The SAFRAN Group consolidated financial statements are presented in € millions and rounded up to the nearest euro.

20.1.1. Consolidated balance sheet

ASSETS (in € millions)	Notes	Dec. 31, 2006	Dec. 31, 2005(*)
Goodwill	20.1.8.2.1)a)	1,589	1,519
Intangible assets	20.1.8.2.1)b)	3,056	3,072
Property, plant and equipment	20.1.8.2.1)c)	1,826	1,798
Non-current financial assets	20.1.8.2.2)a)	364	451
Investments in associates	20.1.8.2.3)	32	37
Deferred tax assets	20.1.8.2.6)	120	57
Other non-current assets	20.1.8.2.8)a)	16	26
Non-current assets		**7,003**	**6,960**
Current financial assets	20.1.8.2.2)b)	108	77
Assets held for sale	—	—	—
Fair value of financial instruments and derivatives	20.1.8.2.2)c)	397	452
Inventories	20.1.8.2.4)	3,240	2,870
Trade and other receivables	20.1.8.2.5)	4,218	4,034
Tax assets	20.1.8.2.7)	68	102
Other current assets	20.1.8.2.8)b)	151	150
Cash and cash equivalents	20.1.8.2.9)	743	936
Current assets		**8,925**	**8,621**
Total assets		**15,928**	**15,581**

EQUITY AND LIABILITIES (in € millions)	Notes	Dec. 31, 2006	Dec. 31, 2005(*)
Share capital	20.1.8.2.11)	83	83
Consolidated retained earnings	20.1.8.2.11)c)	4,296	4,840
Net unrealized gains on available-for-sale financial assets		27	10
Net unrealized losses on currency futures		(76)	(127)
Net profit (loss) for the period		9	(302)
Equity attributable to equity holders of the parent		**4,339**	**4,504**
Minority interests		**173**	**164**
Total equity		**4,512**	**4,668**
Provisions	20.1.8.2.12)	976	804
Borrowings subject to specific terms and conditions	20.1.8.2.14)	573	523
Interest-bearing non-current liabilities	20.1.8.2.15)a)	463	532
Deferred tax liabilities	20.1.8.2.6)	929	999
Other non-current liabilities	20.1.8.2.17)a)	112	125
Non-current liabilities		**3,053**	**2,983**
Provisions	20.1.8.2.12)	1,101	973
Interest-bearing current liabilities	20.1.8.2.15)b)	699	877
Trade and other payables	20.1.8.2.16)	6,390	5,897
Tax liabilities	20.1.8.2.7)	21	21
Other current liabilities	20.1.8.2.17)b)	152	162
Current liabilities		**8,363**	**7,930**
Total liabilities		**15,928**	**15,581**

(*) after correction of 2005 accounts (see note 20.1.6.5)

20.1.2. Consolidated income statement

(in € millions)	*Notes*	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005[**]
Revenue	***20.1.8.1.1)***	**10,841**	**8,691**
Other income	*20.1.8.1.2)*	74	111
Income from operations		**10,915**	**8,802**
Change in inventories of finished goods and work in progress		360	(288)[*]
Capitalized production		350	361
Raw materials and consumables used	*20.1.8.1.3)*	(7,376)	(5,822)
Personnel costs	*20.1.8.1.4)*	(3,135)	(2,341)
Taxes		(229)	(179)
Depreciation and amortization expense	*20.1.8.1.5)*	(583)	(457)
Increase in provisions	*20.1.8.1.5)*	(284)	(93)
Asset impairment	*20.1.8.1.6)*	(157)	(77)
Other operating income/expenses	*20.1.8.1.7)*	(47)	(273)
Profit (loss) from operations		**(186)**	**(367)**
Borrowing costs		(22)	(29)
Other finance costs/income		334	(137)
Net finance costs/income	***20.1.8.1.9)***	**312**	**(166)**
Income from associates	*20.1.8.1.8)*	4	3
Profit (loss) before tax		**130**	**(530)**
Income tax expense	*20.1.8.1.10)*	(109)	226
Profit (loss) from continuing operations		**21**	**(304)**
Profit from discontinued operations		—	—
Profit (loss) after tax		**21**	**(304)**
Minority interests		(12)	2
Net profit (loss) for the period attributable to equity holders of the parent		**9**	**(302)**
Basic earnings per share (in euro)	*20.1.8.1.11)*	0.02	(0.86)
Diluted earnings per share (in euro)	*20.1.8.1.11)*	0.02	(0.86)

(*) after correction of 2005 accounts (see note 20.1.6.5.)

(**) including impact of use of revalued inventories: (€ 444 millions)

20.1.3 Statement of changes in consolidated shareholder's equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Consolidated reserves	Net profit (loss) for the year	Translation adjustments	Hedging reserves	Other	Equity attributable to holders of the parent	Minority interests	Total equity
As of December 31, 2004	**36**	**168**		**887**	**154**	**(2)**		**1**	**1,244**	**1**	**1,245**
Change in accounting method			(69)	(7)					(76)		(76)
Correction of errors				(14)					(14)		(14)
As of January 1, 2005	**36**	**168**	**(69)**	**866**	**154**	**(2)**		**1**	**1,154**	**1**	**1,155**
Translation adjustments						36			36		36
Fair value adjustment to cash-flow hedging derivatives, net of tax							(127)		(127)		(127)
Fair value adjustment to available-for-sale securities, net of tax								10	10		10
Profit (loss) booked in equity						36	(127)	10	(81)		(81)
Net loss for the year					(302)				(302)	(2)	(304)
Net (loss) profit booked for the year					**(302)**	**36**	**(127)**	**10**	**(383)**	**(2)**	**(385)**
Capital reduction following cancellation of treasury shares			(42)						(42)		(42)
Capital increase	47	3,237		581					3,865		3,865
Dividends					(90)				(90)		(90)
Other movements			(6)	71	(64)			(1)		165	165
As of December 31, 2005	**83**	**3,405**	**(117)**	**1,518**	**(302)**	**34**	**(127)**	**10**	**4,504**	**164**	**4,668**
Change in accounting method											
Correction of errors				(60)					(60)		(60)
As of January 1, 2006	**83**	**3,405**	**(117)**	**1,458**	**(302)**	**34**	**(127)**	**10**	**4,444**	**164**	**4,608**
Translation adjustments						(45)			(45)		(45)
Fair value adjustment to cash-flow hedging derivatives, net of tax							51		51		51
Fair value adjustment to available-for-sale securities, net of tax								16	16		16
Profit (loss) booked in equity						**(44)**	**51**	**16**	**23**		**23**
Net profit for the period					9				9	12	21
Net (loss) profit booked for the year					**9**	**(44)**	**51**	**16**	**32**	**12**	**44**
Capital increase			6						6	2	8
Dividends					(148)				(148)	(7)	(155)
Other movements			4	(452)	450	2		1	5	2	7
As of December 31, 2006	**83**	**3,405**	**(107)**	**1,006**	**9**	**(8)**	**(76)**	**27**	**4,339**	**173**	**4,512**

20.1.4. Consolidated statement of cash flow

(in € millions)		Year ended Dec. 31, 2006	Year ended Dec. 31, 2005[**]
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**118**	**(525)**
Tax paid		(202)	(119)
Income from associates (net of dividends received)		4	(3)
Depreciation and amortization		575	455
Asset impairment		129	43
Provisions		247	159
Fair value of financial instruments and derivatives		135	508
Change in value		-	4
Foreign exchange losses		(2)	2
Capital gains on asset disposals		(39)	(19)
Accrued interest		7	0
Others		19	462[*]
Minority interests		12	(2)
Income and expenses not impacting cash flow		**1,083**	**1,612**
Net cash from operations before changes in working capital		**1,003**	**965**
Net change in inventories and work-in-progress		(461)	(221)
Net change in operating receivables and payables		254	254
Net change in other receivables and payables		58	(46)
Changes in working capital		**(149)**	**(13)**
	TOTAL I	**854**	**952**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(343)	(343)
Purchases of property, plant and equipment net of proceeds from disposals		(346)	(258)
Acquisitions of subsidiaries		23	-
Disposals of subsidiaries		(1)	-
Net purchases of shares in other companies		(76)	(144)
Net proceeds from the sale of shares in other companies		15	97
Net proceeds from long-term investments		13	62
Other changes		9	1
	TOTAL II	**(706)**	**(585)**
III. Cash flow from/(used in) financing activities			
Change in share capital		8	7
Repayments of borrowings and long-term debt		(129)	(1,415)
Repayment of repayable advances		(46)	(17)
Issuance of new loans		67	1,331
Repayable advances received		71	47
Net change in short term borrowings		(151)	322
Dividends paid to equity holders of the parent		(148)	(90)
Dividends paid to minority interests		(7)	(1)
	TOTAL III	**(335)**	**184**
IV. Effect of changes in foreign exchange rates	**TOTAL IV**	**(6)**	**6**
Increase/(Decrease) in net financial position	**I+II+III+IV**	**(193)**	**557**
Opening net financial position		936	379
Closing net financial position		743	936
Increase/(Decrease) in net financial position		**(193)**	**557**

(*) after correction of 2005 accounts (see note 20.1.6.5.)

(**) including the reversal of the revaluation of inventories (€ 444 millions)

20.1.5. Highlights

a) **Restatement of prior year financial statements**

In accordance with IFRS 3, the SAFRAN Group consolidated financial statements for the year ended December 31, 2005 were restated in order to take into account the definitive allocation of the Snecma Group purchase price. In accordance with IAS 8, the research tax credit now included in "Other income from operations" was reclassified, as a result, in the income statement for the year ended December 31, 2005.

In addition, following the discovery of unexplained journals in the accounts of Sagem Défense Sécurité and the conclusions of the analysis procedures carried out by independent experts, material error corrections (in accordance with IAS 8) were booked in fiscal year 2005. These corrections are detailed in Note 20.1.6.5.

b) **Definitive allocation of the Snecma Group purchase price**

The calculation of the fair value of the repayable advances was finalized as part of the definitive allocation of the purchase price. This resulted in a €103 million increase in "Borrowings subject to specific terms and conditions" offset against "Goodwill" in the amount of €67 million and "Deferred taxes" in the amount of €36 million.

Note 20.1.6.4. provides detailed information on all items concerned by this definitive allocation.

c) **Changes in the scope of consolidation**

The SAFRAN Group included the Orga group, purchased at the end of 2005, in the scope of consolidation with effect from January 1, 2006.

In addition, the special purpose entity, Laura Leasing, was removed from the scope of consolidation following the sale of its assets outside the Group together with all SAFRAN Group commitments associated with this business.

d) **Historical overview**

1. Sagem — Snecma merger

After the public exchange and purchase offers initiated by Sagem for Snecma on January 19, 2005, the Shareholders' Meeting of May 11, 2005 ratified the merger of Snecma SA by Sagem.

The date adopted for the Snecma group's entry into the Sagem scope of consolidation was March 31, 2005.

Therefore, the financial statements presented break down as follows:

- the statutory financial statements,
  - fiscal year 2005, presenting 9 months of Snecma activity and 12 months of Sagem activity in addition to the allocation of Snecma's acquisition price
  - fiscal year 2006, presenting 12 months of SAFRAN group activity,
- the pro forma financial statements presenting the 2005 income statements and the balance sheets as of December 31, 2005 and 2006.

2. Change of corporate name

The Extraordinary Shareholders' Meeting of May 11, 2005 adopted the change of corporate name from Sagem SA to SAFRAN SA.

3. Measurement of financial instruments

The SAFRAN Group was compliant with the hedge accounting eligibility terms and conditions as of June 30, 2005. However, because of accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in finance costs/income.

20.1.6. Accounting policies

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) together with all the standards and interpretations adopted by the European Union and subject to mandatory adoption as of December 31, 2006.

In the absence of standards or interpretations applicable to a specific transaction, SAFRAN Group's management has used its judgment in order to define and adopt the accounting methods that will be used to obtain relevant and reliable information, so that the financial statements:

— provide a true and fair view of the Group's financial situation, financial performance and cash flows,

— reflect the economic substance of transactions,

— are neutral,

— are prudent,

— and are complete in all material aspects.

1) New IFRS standards and interpretations

With respect to 2005 accounting rules and methods, the SAFRAN Group has adopted new standards and interpretations since January 1, 2006:

- Standards subject to mandatory adoption as of January 1, 2006:
  - — IFRS 6 *Exploration for and Evaluation of Mineral Resources* and the corresponding amendment to IFRS 1: this standard is not relevant to SAFRAN Group,
  - — IAS 21 *The Effects of Changes in Foreign Exchange Rates*, IAS 39 *Financial Instruments: Recognition and Measurement* (fair value option and foreign currency-denominated inter-company transactions) and IFRS 4 *Insurance Contracts:* based on our analysis, these changes did not have a material impact on the presentation or valuation of the financial statements.
  - — Amendment to IAS 19 *Employee Benefits:* The Group did not chose to recognize actuarial gains and losses in equity and included additional disclosures regarding this amendment in the notes to the financial statements.
- IFRIC interpretations applicable in 2006:
  - — IFRIC 4 *Determining whether an arrangement contains a lease:* based on our analysis, this interpretation did not have a material impact on the SAFRAN Group consolidated financial statements for the year ended December 31, 2006,
  - — IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds:* this interpretation is not relevant to SAFRAN Group,
  - — IFRIC 6 *Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment:* the impacts were estimated for the Group, and taken into account in the financial statements.
- Standards and interpretations mandatory in 2007 and optional for the year ended December 31, 2006:
  - — IFRS 7 *Financial Instruments: Disclosures.*

    Information shall be disclosed on the carrying amount and fair value of each category of financial asset or financial liability. Qualitative and quantitative information shall be disclosed on the nature and extent of the risks arising from financial instruments.

    The SAFRAN Group decided not to adopt this standard as of December 31, 2006 in its consolidated financial statements.

In addition, the following standards were not subject to early adoption in 2006:

- **Amendment to IAS 1** *Presentation of Financial Statements — Capital Disclosures,*
  - — **IFRIC 7**, *Applying the Restatement Approach under IAS 29,*
  - — **IFRIC 8** *Scope of IFRS 2, and*

— **IFRIC 9** *Reassessment of Embedded Derivatives.*

2) Assumptions and estimates

The preparation of SAFRAN Group consolidated financial statements requires management to make assumptions and estimates which impact the amounts presented in the financial statements for existing assets and liabilities, income and expense items, contingent assets and liabilities and disclosures in the notes to the consolidated financial statements. The Group regularly prepares estimates, and notably those concerning provisions for contingencies and losses (performance warranties, financial guarantees on sales and litigation), repayable advances, doubtful receivables, inventory and work-in-progress provisions, investments, intangible assets, property, plant and equipment and impairment, deferred tax, restructuring operations, pension obligations and contingent liabilities. Group estimates are based on past experience and various other assumptions it considers reasonable in the circumstances and which represent the basis of asset and liability valuations whose accounting value cannot immediately be determined from other sources. Actual results may differ from these estimates and impact the financial statements of future periods.

20.1.6.1. Consolidation methods

1) Consolidation criteria

All entities jointly or exclusively controlled by SAFRAN or over which SAFRAN exercises significant influence, and whose revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.

An entity shall be included within the scope of consolidation as from the date on which control or significant influence is exercised.

An entity held by a Group company but over which the company cannot exercise an exclusive or joint control or a significant influence is not consolidated.

Entities over which SAFRAN exercises permanent de facto or de jure control are fully consolidated. The same applies to entities with no capital-based ties if one of the three control criteria below is satisfied:

— The reporting entity has decision-making powers, accompanied or not by the powers to manage the special purpose entity or its assets;

— The reporting entity is able to benefit from a majority of the economic benefits distributed by an entity, in the form of cash flows or rights;

— The reporting entity is exposed to a majority of the risks relating to the entity.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Entities that meet the strict definition of "assets held for sale" are treated according to their initial situation:

— the securities of subsidiaries that are acquired and held only with a view to their disposal, or that were already consolidated and recognized as held for sale, shall be fully consolidated until the date of effective loss of control; the corresponding assets and liabilities are however subject to the measurement, presentation and disclosure rules governing discontinued operations.

— the securities of associates and joint ventures that are acquired and held with a view to their disposal in a near future, or that were already consolidated and recognized as held for sale after the date of acquisition, are excluded from the scope of consolidation (and subject to specific measurement, presentation and disclosure rules).

2) Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2006.

3) **Effective date of acquisitions and disposals**

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

4) **Translation of foreign company financial statements**

The financial statements of foreign subsidiaries are translated into euros as follows:

— Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;

— Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences are recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

5) **Inter-company transactions**

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

20.1.6.2. Valuation methods and rules

1) **Goodwill**

Goodwill represents the difference between:

• the cost of acquisition of investments, including expenses net of tax, and

• the fair value of identifiable assets and liabilities acquired.

Goodwill is recorded in the balance sheet under "Goodwill." Negative goodwill is immediately recognized in profit or loss.

The fair value of certain identifiable assets and liabilities is measured by independent experts. The valuation of assets and liabilities is primarily based on market values (property, real estate assets, inventories, financial instruments, etc.). In the absence of an active market, approaches based on the discounting of expected future revenues are used (discounted cash flow methods, excess earnings or royalty methods). If this is not possible, the cost (historical or replacement) approach is adopted.

The valuation of goodwill only becomes definitive within twelve months of the acquisition date.

Goodwill is not amortized, but its value is subject to annual impairment testing and each time there are events or circumstances indicating an impairment loss (see procedure in 2.C.4). Where necessary, an impairment loss is recognized.

2) Intangible assets

Intangible assets acquired in a business combination

These assets are recognized at fair value at the date of acquisition and include:

— the fair value of aviation programs (including the notions of technologies, order books and customer relations) amortized over the residual life of the programs,

— the fair value of general interest brands with an indefinite useful life,

— the fair value of other aviation brands with a finite life amortized under the straight-line method over 20 years.

Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

Research and development expenditure

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

— the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;

— the probability of future economic benefits;

— the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Hence, if the Group is chosen by a customer (e.g. in the propulsion, equipment, defense sectors), the development phase of a program shall include:

— A date for the start of development (date on which the above criteria are verified) determined by:

- the launch of the program by the customer and
- the choice of SAFRAN by the customer and
- the existence of program profitability validated by relevant internal or external sources.

— A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in ''inventories and work-in-progress.''

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product qualified as being in working order, using the straight-line method, over a useful life not exceeding 20 years.

3) Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss.

Property, plant and equipment acquired in a business combination are stated at fair value based on independent valuations.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments. During the lease period, payments are apportioned between the finance cost and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of their main components, mainly using the straight-line method. With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 – 40 years
Capitalized engines	
– Frames	20 years
– Major overhauls	according to number of hours of flight
Technical facilities	4 – 40 years
Equipment, tooling and other	3 – 15 years

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

4) Impairment of non-current assets

Non-current assets, particularly goodwill acquired in business combinations, are allocated to Cash Generating Units (CGU). Two types of CGU are defined within the Group:

— CGU corresponding to programs, projects, or product families associated with specific assets: research and development expenditure, property, plant and equipment used in production.

— CGU corresponding to the business segments monitored by Group Management and relating to the Group's main subsidiaries.

At each balance sheet date, the Group's entities assess whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analysis, market shares, order book, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss in profit or loss.

The recoverable amount of an asset or group of assets is the higher of its net selling price or its value in use. Value in use is the present value of expected future cash flows, determined using a benchmark rate that reflects the weighted average cost of capital for the Group.

For assets allocated to programs, projects or product families, expected future cash flows are projected over the life of the development programs or projects, capped at 40 years, and are discounted at the benchmark rate. Certain programs or projects are also subject to a specific risk premium.

For tests involving a subsidiary's assets, expected future cash flows are determined using the mid-term plans established for the next four years, and discounted at the benchmark rate. The value in use of the assets is the sum of the present value of cash flows arising from the plan and the terminal value calculated using the standard cash flows generated during the last year of the plan and taking into account a perpetual growth rate and the benchmark rate.

Should a test on a subsidiary's assets indicate an impairment loss, after verifying the recoverable amount of the assets considered separately, such impairment loss is initially allocated to goodwill and then to the assets of the CGU pro rata to their carrying amount.

In the event of a significant loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates which led to the recognition of the impairment, the impairment loss is reversed to profit or loss.

5) Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

6) Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

7) Financial assets and liabilities (excluding derivative instruments)

1. Financial assets

The account headings related to financial assets comprise:

— long-term investments,

— operating receivables, investment securities and cash classified as current assets.

To determine their valuation method, financial assets are classified into four different categories:

— "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity,

— "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including accounts receivable),

— "financial assets at fair value through profit or loss": e.g. marketable securities and cash and cash equivalents,

— "available-for-sale financial assets": e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, then measured:

— at amortized cost for held-to-maturity investments and loans and receivables,

— at fair value for financial assets at fair value through profit or loss and available-for-sale assets.

Amortized cost is the acquisition value of a financial asset, minus internal and external transaction costs and principal repayments. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs.

For financial assets measured at amortized cost, an impairment test is applied at each balance sheet date.

For financial assets measured at fair value:

- The fair value of quoted securities is determined according to closing market prices. The fair value of unquoted securities is calculated according to the present value of expected cash flows or valuation multiples applicable to the relevant business sector or the net revalued asset and, if fair value cannot be reliably measured, the non-consolidated investments are measured at cost, less any accumulated impairment loss.

- The changes in fair value are recognized:

  — in profit or loss for financial assets at fair value through profit or loss,

  — in equity for available-for-sale financial assets. The deferred gains and losses in equity are transferred to the income statement if the asset is sold or impairment is recognized.

- In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), an impairment is recognized in profit or loss. For non-consolidated investments that are either listed or have a fair value which can be reliably measured, classified as available-for-sale financial assets, any impairment is irreversible and any increase in their

value is recognized in equity under a specific heading, ''Changes in fair value of available-for-sale financial assets, net of tax.''

2. Borrowings

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

Non-market borrowings are adjusted to market value on the basis of discounted future cash flows at the market rate of a similar instrument granted to a counterparty with a similar credit rating.

3. Minority interest purchase commitments

The commitments undertaken by the Group to purchase minority interests in its subsidiaries are recognized in financial liabilities for the present value of the purchase, and offset against minority interests, in accordance with IAS 32. Where the value of the commitment exceeds the amount of minority interests, the Group recognizes the difference in goodwill, in the absence of any IFRS guidance. Similarly, any subsequent change in present value is recognized in financial liabilities and offset against goodwill, except for the impact of reverse discounting which is recognized in other finance costs/income.

If, at the term of the commitment, the minority interests have not been purchased, the previously recognized entries are reversed. If the minority interests have been purchased, the amount recognized in financial liabilities is cleared by the disbursement for the purchase.

4. Repayable advances

The SAFRAN Group has received public financing for the development of aeronautical and defense projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines or equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific terms and conditions''.

They are valued at amortized cost, except in the case of business combinations, when repayable advances of the company acquired are valued at fair value. Considering the projected useful life of the corresponding programs, liabilities are measured individually for each advance, based on estimated repayments and discounted at the effective interest rate of the advance.

Other advances received are measured at amortized cost.

A finance cost is recognized on an annual basis.

8) Financial instruments

A significant portion of SAFRAN's revenue is denominated in US$. The Group has a net surplus US$ position and is therefore exposed to a €/US$ exchange rate risk mainly hedged by forward contracts.

In accordance with IAS 39 *Financial instruments: recognition and measurement,* derivative instruments are recognized at fair value on the trade date. The changes in fair value are recognized in net finance costs/income. Subject to compliance with a certain number of criteria, two types of hedging relationship are adopted by SAFRAN:

1. The fair value hedge is used to hedge the fair value of foreign currency-denominated assets or liabilities recorded in the balance sheet. The changes in the value of the derivative and the hedged item are recorded in profit or loss for the period and partly or totally offset each other.

2. The cash flow hedge is used to hedge the future cash flows from orders and budgeted forecast transactions, for the amount of revenue not hedged naturally by purchases. The changes in the fair value of the cash flow hedge are recognized as follows:

   — The effective portion of the hedge is recognized in equity (the effective portion corresponds to the change in the value of the derivative relating to the fluctuations in the currency's spot exchange rate), while the hedged item is transferred to revenue for the period in which the hedged item was recognized.

   — The ineffective portion of the hedge is recognized in finance costs/income (the ineffective portion corresponds to the change in value of the derivative relating to the fluctuations in the currency's interest rates).

However, changes in the fair value of derivative financial instruments are immediately recognized in profit or loss if the following criteria are not met:

— At the inception of the hedge, the hedging instrument and the hedged item are clearly identified and the hedging relationship is formally documented and expected to be highly effective.

— The effectiveness of the hedge can be reliably measured.

— The effectiveness of the hedge is assessed on an ongoing basis (prospective and retrospective tests).

The SAFRAN Group was compliant with the hedge accounting eligibility terms and conditions. However, because of accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in finance costs/income. The amounts recorded in shareholders' equity as of June 30, 2005, representing wchanges in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, were taken to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

9) Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula, except in the case of business combinations where they are measured at fair value. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Impairment is recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

10) Translation of foreign currency-denominated transactions

Transactions denominated in a currency other than the euro are recorded at the exchange rate at the date of the transaction.

At the balance sheet date, accounts receivable, accounts payable and provisions are translated at the closing exchange rate. The exchange rate differences arising on this translation are recognized in income or expenses for the period under net finance costs/income.

To hedge the exposure to certain exchange rate risks, the Group mainly uses forward contracts (see Financial instruments in Notes 20.1.6.8. and 20.1.10.1.).

11) Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

12) Share-based payment

In accordance with IFRS 2 *Share-based payment*, share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements.

The value of options depends on the following:

- exercise price,
- expected life of the option (or maturity of the option),
- price of the underlying shares at the grant date,
- expected volatility of the underlying share,
- risk-free interest rate,
- dividends expected on the shares.

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

The adoption of IFRS 2 has an impact on expenses for the period but no impact on consolidated equity. The annual expense is offset by an increase in equity in the same amount.

13) Provisions

a) Provisions for losses at completion

A provision for losses at completion is recognized as from the moment when:

— it is highly probable that a contract will result in losses (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it), and

— the contract, signed before the year end, generates obligations for the Group, in the form of the delivery of goods, the rendering of services or the payment of some form of compensation for termination,

— a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis are discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

— financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer,

— guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which does not reflect the net risk to which SAFRAN is effectively exposed as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged.

Provisions are recorded in respect of the guarantees, distinguishing between two types of risk.

• Triggered risks:

These comprise commitments guaranteed by SAFRAN in respect of which one of the following events has effectively taken place:

— Non-payment of an installment,

— Request by the customer for the renegotiation or restructuring of loans or lease installments,

— Bankruptcy (chapter 11 or 7 for US companies or an equivalent procedure in other countries),

— Notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on SAFRAN's gross commitment, net of the value of the pledged assets.

• Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings.

c) Provisions for performance warranties

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Provisions are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to three years and are calculated based on either technical files or statistics, particularly with respect to the return of parts covered by a warranty.

14) Post employment benefits

a) Retirement commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

— In France, provisions are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.

— Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Provisions are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to profit or loss.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

Where necessary, an actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

15) Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a) Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized.

At SAFRAN, in most cases, the transfer of significant risks and rewards is concomitant to the transfer of ownership or the taking of possession by the buyer, as defined contractually. Accordingly, the analysis of sales contracts backed by financing agreements did not reveal any non-recognition of revenue.

In the rare cases where the completion of the sale is subject to the sale by the buyer of the goods or when the buyer has the right to cancel the purchase, revenue is recognized when the conditions are removed.

b) Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

— the stage of completion of the transaction can be measured reliably and

— the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The forecast margins of contracts are analyzed on a yearly basis. If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred. Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

16) Deferred taxes

The tax expense (tax income) is the aggregate amount of (i) the current tax recorded in the income statement and (ii) the movement in deferred taxes in the balance sheet, with the exception of deferred tax amounts recognized directly in equity.

(i) Current tax is the amount of income tax payable or recoverable, by each company, for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, in respect of temporary differences between the carrying amount of assets and liabilities and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Deferred tax assets and liabilities are offset when tax is debited by the same tax authorities and this offset is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.

Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years.

Deferred tax assets and liabilities are not discounted.

To assess the Group's ability to recover these assets, the following items should be taken into account:

— forecasts of future tax profits or losses,

— portion of non-recurring expenses that will not be renewed in the future and are included in past losses,

— history of tax profit or losses in previous years,

— where necessary, the existence of underlying assets that are expected to be sold.

The amount of deferred tax assets is reviewed at each annual closing.

17) Procedure for calculating earnings per share

Basic earnings per share

Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

Diluted earnings per share

Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

18) Statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss.

Effect of changes in exchange rates presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities.

19) Discontinued operations

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations. A discontinued operation is the disposal of a major line of business or a geographical area of operations, as part of a single coordinated plan. A discontinued operation is only recognized as from when the asset is available for an immediate disposal in its current state and the disposal is highly probable.

20.1.6.3. Scope of consolidation

1) Acquisition of the Orga Group

Presentation of Orga group

The Orga Group specializes in smart cards, mainly for the telecommunications industry. It was purchased on November 30, 2005 by SAGEM Défense Sécurité.

Orga Group companies are consolidated in SAFRAN Group with effect from January 1, 2006. Orga Group companies are as follows: Orga Kartensystem GmbH (Germany), Orga Card System Inc. (USA),

Orgacard Portugal, Orga Card Systems Ltd (UK), Orga Romania, Orga Cartes et Systèmes (France), Smart Chip Ltd et Syscom Corporation Ltd (India), Daruma Orga (Brazil), 75% owned Orga Zelenograd (Russia), Orga Card Systems (South Africa), Orga Card Systems (Singapore), Orga Card Systems LCC (United Arab Emirates).

Accounting treatment in the consolidated financial statements

a) Date of inclusion in the consolidated financial statements

SAFRAN did not consolidate the financial statements of the Orga Group as of December 31, 2005, as Orga Group financial statements as of the acquisition date prepared in accordance with IFRS were not available at the balance sheet date of the SAFRAN Group financial statements.

Orga Group financial statements are therefore consolidated with effect from January 1, 2006.

b) Acquisition cost

The acquisition cost of €82 million comprises the contractual acquisition price and purchase costs net of tax.

This price may subsequently vary upon finalization of all negotiations with the vendor.

c) Purchased equity

Purchased equity as of January 1, 2006, determined in accordance with IFRS and SAFRAN Group accounting rules and methods, is €15 million, after cancellation of historical goodwill of €(8) million.

d) Goodwill

The difference between the acquisition cost and Sagem Défense Sécurité's share in the fair value of assets and liabilities acquired was recorded in goodwill in the amount of €67 million.

Based on our analysis of all identifiable assets and liabilities, the goodwill could not be allocated.

e) Main aggregates

In fiscal year 2006, Orga Group represented contributions of:

— €150 million in terms of income from operations

— €(45) million in terms of net profit

2) Creation of Photar

Photar, jointly created in December 2005 by Sagem Communication (70%) and the Chinese company Guangdong Photar Digital & Electronic Co. Ltd (30%) to manufacture and sell thermal transfer fax machines in China, is consolidated from January 1, 2006.

As the company is newly created, its entry into the scope of consolidation has no impact on the financial statements.

3) Deconsolidation of Laura Leasing

The special purpose entity Laura Leasing, for which SAFRAN Group was wholly responsible and over which it exercised control, was removed from the scope of consolidation following the sale of the assets justifying the existence of this company. As such, the Group has no material commitments with respect to this company as of December 31, 2006.

4) Other changes in the scope of consolidation

No other material changes at Group level were recorded during 2006.

5) List of consolidated companies

Company name, Form, Registered Business Address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
SAFRAN SA	**parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Communication - 75015 Paris (1)	480 108 158	FC	100.0	100.0	FC	100.0	100.0
Sagem Défense Sécurité - 75015 Paris (1)	480 107 911	FC	100.0	100.0	FC	100.0	100.0
Safran Informatique - 75015 Paris (1)	480 107 143	FC	100.0	100.0	FC	100.0	100.0
Snecma - 75015 Paris	414 815 217	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza SA - 92707 Colombes	692 015 217	FC	100.0	100.0	FC	100.0	100.0
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352 050 512	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero - B4041 Milmort	Belgium	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche SA - 75015 Paris	542 028 154	FC	100.0	100.0	FC	100.0	100.0
Snecma Propulsion Solide - 33187 Le Haillan	434 021 028	FC	100.0	100.0	FC	100.0	100.0
Labinal - 78180 Montigny-le-Bretonneux	301 501 391	FC	100.0	100.0	FC	100.0	100.0
Safran USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA - 64510 Bordes	338 481 955	FC	100.0	100.0	FC	100.0	100.0
Technofan SA - 31700 Blagnac	710 802 547	FC	61.80	100.0	FC	61.46	100.0
Sofrance SA - 87800 Nexon	757 502 240	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti SA - 78141 Velizy	712 019 538	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd - Gloucester	UK	FC	100.0	100.0	FC	100.0	100.0
Laura Leasing	UK	NC*	—	—	FC	100.0	100.0
Europropulsion SA - 92150 Suresnes	388 250 797	PC	50.0	50,0	PC	50.0	50.0
SEM MB SA - 95815 Argenteuil	592 027 312	EQ	50.0	50,0	EQ	50.0	50.0
Teuchos SA - 78990 Elancourt	352 876 197	FC	100.0	100.0	FC	100.0	100.0
Valin participation - 75015 Paris	428 704 894	FC	100.0	100.0	FC	100.0	100.0
Eurofog	340 574 540	NC*	—	—	NC*	—	—
Sagem Communication subsidiaries							
Sagem Comunicaciones Ibérica	Spain	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Germany GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication UK Ltd	UK	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Italia Srl	Italy	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication CZ Sro	Czech Rep.	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Benelux BV	The Netherlands	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Poland Sp Zo.o	Poland	FC	100.0	100.0	FC	100.0	100.0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Tianjin	China	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Suisse	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Nordic AB	Sweden	FC	100.0	100.0	NC	—	—
Photar Sagem Electronics Co Ltd	China	FC	70.0	100.0	NC	—	—
Compagnie de Découpe de l'Ouest SAS	448 897 405	PC	76.64	76.64	PC	76.64	76.64
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99.41	100.0	FC	99.2	100.0
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50.0	50.0	PC	50.0	50.0
Sagem Australasia Pty Ltd	Australia	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Austria GmbH	Austria	FC	100.0	100.0	FC	100.0	100.0
Sagem Communicaçoes Ltda	Brazil	FC	100.0	100.0	FC	100.0	100.0
Sagem Electronic Equipment Beijing	China	NC*	—	—	NC*	—	—
Sagem Kabushiki Kaisha	Japan	NC*	—	—	NC*	—	—
Sagem Magyarorszag	Hungary	FC	100.0	100.0	FC	100.0	100.0
Sagem Mauritanie	Mauritania	NC*	—	—	NC*	—	—
Sagem Networks Poland Sp Zo.o	Poland	FC	68.0	100.0	FC	68.0	100.0
Sagem Tunisie SARL	Tunisia	FC	100.0	100.0	FC	100.0	100.0
Sagem Interstar	Canada	FC	100.0	100.0	NC	—	—
SCI Minerve	402 652 903	NC*	—	—	NC*	—	—
Trel Halozatepito	Hungary	NC*	—	—	NC*	—	—

FC : full consolidation / PC : proportional consolidation / EQ : equity affiliate / NC : not consolidated / * : frozen reserves

(1) Creation in 2005 following the spin off of SAGEM SA

Company name, Form, Registered Business Address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
Sagem Défense Sécurité subsidiaries							
Confidence	404 401 887	NC*	—	—	NC*	—	—
E-Software	437 782 535	NC*	—	—	NC*	—	—
Sagem Orga Gmbh	Germany	FC	100.0	100.0	NC	—	—
Sagem Avionics Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Sagem Denmark A/S	Denmark	FC	100.0	100.0	FC	100.0	100.0
Sagem Monetel	442 508 271	FC	100.0	100.0	FC	100.0	100.0
Sagem-Morpho Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Sagem Security International Trading Co. Ltd	China	NC*	—	—	NC*	—	—
SFIM Industries Deutschland GmbH	Germany	NC*	—	—	NC*	—	—
SILEC	390 654 192	FC	100.0	100.0	FC	100.0	100.0
Sofradir	334 835 709	PC	40.0	40.0	PC	40.0	40.0
Vectronix AG	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Wuhan Sagem Tianyu Electronics Co. Ltd	China	FC	73.34	100.0	FC	73.34	100.0
Wuhan Tianyu Information Industry Co. Ltd	China	PC	33.35	33.35	PC	33.35	33.35
Confidence subsidiary							
Positive	339 650 335	NC*	—	—	NC*	—	—
Sagem Orga Gmbh subsidiaries							
Orga Carte et Système	400 337 432	FC	100.0	100.0	NC	—	—
Sagem Orga Pte Ltd	Singapore	FC	100.0	100.0	NC	—	—
Orga Zelenograd Smart Cards and Systems	Russia	FC	75.0	100.0	NC	—	—
Sagem Orga do Brasil	Brazil	FC	100.0	100.0	NC	—	—
Orga Smart Chip Ltd	India	FC	100.0	100.0	NC	—	—
Orga Card Systems Inc.	USA	FC	100.0	100.0	NC	—	—
Orga Card Systems Ltd	UK	FC	100.0	100.0	NC	—	—
Orga Card Portugal	Portugal	FC	60.0	100.0	NC	—	—
Orga Card Systems PTY Ltd	South Africa	FC	100.0	100.0	NC	—	—
Orga Card Systems Ltd Dubaï	United Arab Emirates	FC	100.0	100.0	NC	—	—
Orga Solutii de Carduri	Roumania	FC	100.0	100.0	NC	—	—
Silec subsidiary							
Sagem Participations	452 676 182	FC	100.0	100.0	FC	100.0	100.0
Sofradir subsidiary							
ULIS	440 508 331	PC	34.01	40.0	PC	34.01	40.0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562 056 408	FC	100.0	100.0	FC	100.0	100.0
CFM International SA - 75105 Paris	302 527 700	PC	50.0	50.0	PC	50.0	50.0
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50.0	50.0	PC	50.0	50.0
Famat - 44614 Saint-Nazaire cedex	321 853 798	PC	50.0	50.0	PC	50.0	50.0
Hispano-Suiza subsidiary							
Hispano-Suiza Canada	Canada	FC	100.0	100.0	NC	—	—
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414 815 399	FC	100.0	100.0	FC	100.0	100.0
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	FC	100.0	100.0
CFM International Inc. Subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50.0	50.0	PC	50.0	50.0
Aircelle subsidiaries							
Aircelle Ltd - Burnley Lancashire	UK	FC	100.0	100.0	FC	100.0	100.0
SLCA - 57192 Floranges	317 401 065	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51.0	100.0	FC	51.0	100.0
Techspace Aero Inc. subsidiary							
Cenco Inc. - Minnesota 55112	USA	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche subsidiaries							
Soreval - L2633 Senningerberg	Luxembourg	FC	100.0	100.0	FC	100.0	100.0
Lexvall 2 - 75015 Paris	428 705 438	FC	100.0	100.0	FC	100.0	100.0
Lexvall 13 - 75015 Paris	440 291 938	FC	100.0	100.0	FC	100.0	100.0
Labinal subsidiary							
Labinal GmbH - 21129 Hambourg	Germany	FC	100.0	100.0	FC	100.0	100.0
Safran USA Inc. Subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100.0	100.0	FC	100.0	100.0
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0

FC : full consolidation / PC: proportional consolidation / EQ : equity affiliate / NC : not consolidated / * : frozen reserves

Company name, form, registered business address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630 800 084	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51.0	100.0	FC	51.0	100.0
Messier-Bugatti subsidiary							
A-Carb LLC Walton - Kentucky 41094	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552 118 846	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100.0	100.0	FC	100.0	100.0
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt	353 054 505	FC	100.0	100.0	FC	100.0	100.0
Teuchos Ingénierie - 78990 Elancourt	440 294 452	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434 020 996	FC	100.0	100.0	FC	100.0	100.0
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439 019 485	FC	100.0	100.0	FC	100.0	100.0
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100.0	100.0	FC	100.0	100.0
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100.0	100.0	FC	100.0	100.0
Messier Services Ltd - Gloucester GL29QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier Services Americas	Mexico	FC	100.0	100.0	NC	—	—
Orga Smart Chip Ltd subsidiary							
Orga Syscom Corporation Ltd	India	FC	100.0	100.0	NC	—	—
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381 211 184	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Inc. investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60.0	100.0	FC	60.0	100.0

FC : full consolidation / PC : proportional consolidation / EQ : equity affiliate / NC : not consolidated / * : frozen reserves

20.1.6.4. Definitive allocation of the goodwill arising on the creation of the SAFRAN Group

Assets and liabilities were carried at fair value on the creation of the SAFRAN Group as of April 1, 2005, in accordance with IFRS 3.

As of December 31, 2005, certain valuations were not definitive or comprehensive. In particular, valuations of repayable advances were finalized at the beginning of 2006.

Following a business combination, repayable advances are recognized at their present value, equal to the present value of estimated repayments over the foreseeable life of the corresponding programs.

The definitive goodwill balance was therefore determined as follows:

Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,139 million, determined as follows:

— The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e. :

  162,737,614 × 15/13 × €16.45 = €3,089 million;

— The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:

  62,500,000 × €20 = €1,250 million;

— The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:

  44,854,696 × 15/13 × €15.35 = €794 million;

— Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €6 million.

Fair value of assets and liabilities acquired

The carrying amount of Snecma Group equity as of March 31, 2005 amounted to €2,026 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.

The capitalization expense represents the required return on assets necessary (working capital requirement, property, plant and equipment and intangible assets, including human capital) to the operations of the valued intangible asset.

The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of trademarks comparable in terms of sector of activity, maturity, recognition, etc.

This fair value measurement mainly concerns the following headings:

		In € million
– Intangible assets		2,260
of which programs:	2,088	
trademarks:	147	
customer relations and backlog:	25	
– Property, plant and equipment		95
– Inventories		444
Total asset remeasurement		**2,799**
– Actuarial differences relating to employee benefits		44
– Repayable advances		103
– Deferred tax liabilities		911
Total liability remeasurement		**1,058**

The revaluation of assets and liabilities acquired breaks down as follows:

– Group's share	1,688
– Minority interests	53
	1,741

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€2,026 million) and the Group's share of remeasurements (€1,688 million), i.e. €3,714 million.

Goodwill

The difference between the acquisition cost (€5,139 million) and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,714 million) is €1,425 million and represents the goodwill on the former Snecma Group activities.

The acquisition cost (€5,139 million) was then allocated to the main CGU of the former Snecma Group in proportion to their discounted future cash flows.

Following this allocation, it was possible to determine the residual goodwill of each of the main CGU of the former Snecma Group by taking into account the restated consolidated reserves and allocations.

	Goodwill In € million
Snecma	253
Techspace Aero	47
Snecma Propulsion Solide	66
Turbomeca	225
Microturbo	12
Snecma Services	46
Aircelle	213
Messier Dowty	94
Messier Bugatti	93
Hispano-Suiza	96
Labinal	208
Teuchos	52
Globe	10
Cinch Inc.	6
Sofrance	4
Total	**1,425**

20.1.6.5. Amendments to the 2005 financial statements

a) Change in presentation of research tax credit

The research tax credit is recorded in "Other income from operations" with effect from January 1, 2006, and no longer as a deduction from the tax charge.

Following discussions in the market place, SAFRAN Group considers that the conditions governing the grant of these tax credits and, in particular the increase in the volume-related conditions, justify their designation as research grants and, as such, the inclusion of the corresponding income in consolidated profit from operations.

An amount of €22 million was recognized as of December 31, 2005 and reclassified to "Other income".

b) Balance sheet as of December 31, 2005

As part of the definitive allocation of the Snecma Group purchase price, residual goodwill was adjusted following the definitive valuation of repayable advances.

The balance sheet as of December 31, 2005 was amended as a result to enable comparison with the balance sheet as of December 31, 2006:

	Debit	Credit
– Goodwill	€67 million	
– Deferred tax assets	€2 million	
– Deferred tax liabilities	€34 million	
– Borrowings subject to specific terms and conditions		€103 million
	€103 million	€103 million

c) Correction of the Sagem Défense Sécurité accounts

1. Unexplained journals in the accounts of Sagem Défense Sécurité

Following the discovery of unexplained journals in the accounts of SAGEM Défense Sécurité, an independent firm of experts carried out in-depth analyses of work-in-progress and results for the company's main contracts. The conclusions of these analyses resulted, pursuant to IAS 8, in the recording of material error corrections in fiscal year 2005 and prior periods, with total unexplained journals amounting to €134.5 million.

- Recognition of losses on the AASM contract,

From the outset, SAGEM Défense Sécurité accounted for the AASM contract as a long-term contract managed on a completion basis. This position was adopted by the company in 2000 and confirmed on transition to IFRS on January 1, 2004. As such, as soon as losses to completion are identified they must be recognized in full in expenses.

At the end of 2005, this contract was loss-making and recognized as such by Sagem Défense Sécurité executive management, which estimated losses to completion at €78 million. A loss of only €9 million was recognized at the end of 2005. An analysis of income and expenses to completion indicates cumulative losses as of December 31, 2005 of €101 million. Additional losses of €92 million were therefore recognized in the accounts at the end of 2005.

Based on available information, it was not possible to allocate these additional losses of €92 million to the fiscal years in which they arose. As such the correction was booked to shareholders' equity in the 2006 opening balance sheet.

- Cancellation of unjustified increases in work-in-progress

A review of work-in-progress valuation schedules at the end of 2005 identified increases in work-in-progress recognized on several contracts, without any justification in the contracts concerned. Increases of €22 million were therefore cancelled through 2005 net income.

- Impairment of irrecoverable export receivables

A review of outstanding receivables and sales invoice accruals for long-term contracts identified irrecoverable amounts for three export contracts based on the significant age of the receivables and the financial situation of the debtors. Reserves for impairment were recognized to reduce the value of these receivables to their recoverable amount.

Corrections totaled €20.5 million and were allocated €18.4 million to fiscal years 2002 to 2005 and €2.1 million to fiscal year 2006, based on events substantiating non-recovery risks.

2. Correction of accounting errors in the accounts of Sagem Défense Sécurité

Following the analyses referred to above, an audit was carried out of the correct application of SAFRAN Group accounting policies in the accounts of Sagem Défense Sécurité.

The results of this audit led to the correction of accounting errors of €61.6 million, broken down as follows:

- Recognition of losses on an inertial navigation /ADIRU contract

SAGEM Défense Sécurité recognized an intangible asset of €5 million in 2005 in respect of an inertial navigation/ADIRU contract. The company did not however possess the necessary documentation for the

recognition of this asset and notably documentation demonstrating satisfactory future economic benefits compared with related costs, estimated as of December 31 at €50 million. As such, this contract should have been recorded as a long-term contract with recognition of a provision for losses to completion in 2005 net income in the amount of contract losses to completion, that is €45.6 million at the end of 2005.

- Incorrect capitalization of avionic equipment contract expenses

On transition to IFRS, developments costs of €9.6 million under an avionic equipment development program were wrongly capitalized. These costs were financed by the aircraft manufacturer and should therefore have been expensed in fiscal year 2005.

- Correction of assets and liabilities recorded in respect of repayable advances

The review of financial assets and liabilities recorded in respect of certain repayable advances identified failure to comply with Group accounting policies (see Note 20.1.6.2.7.) and IFRS. In accordance with IAS 39, the necessary adjustments were booked in order to record in balance sheet liabilities the discounted probable amount of these repayable advances. As the advances received were extremely old, the corrections of €6.4 million were allocated to the IFRS transition date, that is January 1, 2004.

Pursuant to the principles set out in IAS 8, corrections were allocated to the fiscal years concerned where possible, and otherwise to opening shareholders' equity as of January 1, 2006 as follows:

in € million	Total equity as of January 1, 2005	2005 Profit (loss) from operations	Total equity as of January 1, 2006	Total impact on equity attributable to holders of the parent as of January 1, 2006
UNEXPLAINED JOURNALS				
AASM contract			-92.0	-92.0
Export receivables	-14.6	-3.8		-18.4
Unjustified WIP increases		-22.0		-22.0
TOTAL UNEXPLAINED JOURNALS (I)	**-14.6**	**-25.8**	**-92.0**	**-132.4***
ERROR CORRECTIONS				
ADIRU contract		-45.6		-45.6
Avionics contract		-9.6		-9.6
Repayable advances	-6.4			-6.4
TOTAL ERROR CORRECTIONS (II)	**-6.4**	**-55.2**	**0**	**-61.6**
TOTAL BEFORE TAX (I + II)	**-21.0**	**-81.0**	**-92.0**	**-194.0**
Income tax expense	7.2	27.4	31.7	66.3
NET TOTAL	**-13.8**	**-53.6**	**-60.3**	**-127.7**

(*) Note that €2.1 million of the total unexplained journals of €134.5 million were allocated to fiscal year 2006.

The impact of these error corrections on fiscal year 2005 is as follows:

in € millions	2005 published comparative figures	Corrections 01/01/05	Corrections Fiscal Year	2005 and 2006 figures
Revenue	8,692		(1)	8,691
Changes in inventories of finished goods and WIP	(266)		(22)	(288)
Depreciation, amortization and provisions	(497)		(53)	(550)
Asset impairment	(72)		(5)	(77)
EBIT	(286)		(81)	(367)
Net profit (loss) for the period	(248)		(54)	(302)
Intangible assets	3,087		(15)	3,072
Deferred tax assets	60		(3)	57
Work-in-progress	2,904	(12)	(22)	2,870
Trade receivables	4,052	(17)	(1)	4,034
Tax assets	63	9	30	102
Provisions for contingencies and losses	1,735	(1)	43	1,777
Borrowings subject to specific terms and conditions	529	(6)		523
Deferred tax liabilities	997	2		999
Trade and other payables	5,898	(1)		5,897

(*) After adjustment for the research tax credit and repayable advances

In fiscal year 2006, shareholders' equity and balance sheet opening balances were corrected as follows:

in € million	2006 opening balance	Corrections	2006 opening balance after corrections
Inventories	2,870	(69)	2,801
Trade receivables	4,034	17	4,051
Deferred tax assets	57	32	89
Provisions for contingencies and losses	1,777	40	1,817
Shareholders' equity	4,504	(60)	4,444

Finally, the error corrections posted to shareholders' equity as of January 1, 2005 would have reduced 2004 net profit for the period by €2.9 million. The residual corrections totaling €10.9 million concern fiscal year 2003 and prior periods.

20.1.7. Segment information

The Group's operations are organized and managed separately according to the nature of the goods and services rendered, each sector representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

20.1.7.1. Business segment

1) <u>Aerospace Propulsion branch</u>

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles, drones, launchers, satellites and space vehicles.

The main companies in this branch are:

— Snecma (engines for civil, military and space aircraft),

— Turbomeca (turbine engines for civil and military helicopters, engines for training aircraft and tactical missiles, land and marine turbines, and maintenance, repair and overhaul (MRO)),

— Techspace Aero (components for aircraft engines, maintenance),

— Snecma Propulsion Solide,

— Snecma Services.

2) Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

The main companies in this branch are:

— Aircelle,

— Messier-Dowty,

— Messier-Bugatti,

— Messier Services,

— Hispano-Suiza,

— Labinal.

3) Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

The main companies in this branch are:

— Sagem Défense Sécurité,

— Sagem Monétel,

— Sagem Morpho Inc,

— Vectronix,

— Orga.

4) Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

The main companies in this branch are:

— Sagem Communication,

— Sagem Communication Austria GmbH,

— Sagem Tunisie,

— Photar.

5) Analysis by business segment

As of December 31, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	Total branches	Holding/ Inter-branch eliminations	Total as of Dec. 31, 2006
External revenue	4,723	2,505	1,443	2,167	**10,838**	3	**10,841**
Inter-branch revenue	22	407	117	59	**605**	(605)	**—**
Total revenue	**4,745**	**2,912**	**1,560**	**2,226**	**11,443**	**(602)**	**10,841**
Other branch income	376	353	(4)	66	**791**	(7)	**784**
Branch expenses	(4,495)	(3,086)	(1,538)	(2,211)	**(11,330)**	590	**(10,740)**
Depreciation and amortization, net	(287)	(150)	(70)	(63)	**(570)**	(13)	**(583)**
Impairment of assets	(47)	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	(213)	1	(48)	(24)	**(284)**	—	**(284)**
Other items	(8)	39	(12)	(94)	**(75)**	28	**(47)**
Profit (loss) from operations	**71**	**38**	**(105)**	**(170)**	**(166)**	**(20)**	**(186)**
Income from associates							**4**
Net finance costs/income							**312**
Income tax expense							**(109)**
Minority interests							**(12)**
Net profit (loss)							**9**
Branch assets*	7,530	4,000	1,621	1,127	**14,278**	323	**14,601**
Non-current financial assets							**364**
Investments in associates	—	16	—	—	**16**	16	**32**
Tax receivables							**188**
Cash and cash equivalents							**743**
Total assets							**15,928**
Shareholders' equity							**4,339**
Minority interests							**173**
Branch liabilities	5,920	1,833	1,176	718	**9,647**	(916)	**8,731**
Borrowings subject to specific terms and conditions							**1,735**
Tax payables							**950**
Total liabilities							**15,928**
Purchase of intangible assets	109	162	13	57	**341**	2	**343**
Purchase of property, plant and equipment	182	64	62	41	**349**	(3)	**346**

*: of which €397 millions in financial instruments

As of December 31, 2005

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	Total branches	Holding/ Inter-branch eliminations	Total as of Dec. 31, 2005
External revenue	3,283	1,835	1,231	2,342	8,691		8,691
Inter-branch revenue	19	257	149	46	471	(471)	—
Total revenue	**3,302**	**2,092**	**1,380**	**2,288**	9,162	(471)	8,691
Other branch income*	(156)	180	58	117	199	(15)	184
Branch expenses	(3,013)	(2,109)	(1,296)	(2,379)	(8,797)	455	(8,342)
Depreciation and amortization, net	(230)	(106)	(54)	(57)	(447)	(10)	(457)
Impairment of assets	(53)	(13)	(9)	8	(67)	(10)	(77)
Increase in provisions, net	(70)	(26)	(36)	3	(129)	36	(93)
Other items	(134)	(53)	(6)	(73)	(266)	(7)	(273)
Profit (loss) from operations	**(354)**	**(35)**	**37**	**7**	(345)	(22)	(367)
Income from associates							3
Net finance costs/income							(166)
Income tax expense							226
Minority interests							2
Net profit (loss)							(302)
Branch assets**	7,071	3,719	1,585	1,211	13,586	412	13,998
Non-current financial assets							451
Investments in associates	21	16	—	—	37	—	37
Tax receivables							159
Cash and cash equivalents							936
Total assets							15,581
Shareholders' equity							4,504
Minority interests							164
Branch liabilities	5,007	1,564	987	905	8,463	(502)	7,961
Borrowings subject to specific terms and conditions							1,932
Tax payables							1,020
Total liabilities							15,581
Purchase of intangible assets	110	133	25	74	342	1	343
Purchase of property, plant and equipment	117	78	39	37	271	(13)	258

*: including change in inventories of finished goods and work in progress and capitalized production

**: of which #452 millions in financial instruments

20.1.7.2. Geographical segments

The Group is mainly based in four geographical segments.

1) **Analysis of revenue by customer location**

	Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Amount	%	Amount	%
France	3,568	33%	3,352	39%
Europe (excluding France)	2,245	21%	1,792	21%
North America	2,922	27%	2,029	23%
Asia	1,002	9%	714	8%
Rest of the world	1,104	10%	804	9%
Total	**10,841**	**100%**	**8,691**	**100%**

2) Carrying amount of segment assets and additions to intangible assets and property, plant and equipment

	Branch assets				Purchase of intangible assets and PP&E			
	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Amount	%	Amount	%	Amount	%	Amount	%
France	12,799	88%	12,358	88%	482	70%	480	80%
Europe	1,468	10%	1,161	8%	146	21%	87	15%
North America	578	4%	646	5%	34	5%	20	3%
Asia	69	—	53	—	5	1%	3	0%
Rest of the world	262	2%	184	1%	22	3%	12	2%
Inter-area eliminations	(575)	(4%)	(404)	(2%)	—	—	(1)	—
Total	**14,601**	**100%**	**13,998**	**100%**	**689**	**100%**	**601**	**100%**

20.1.8. Breakdown of the consolidated financial statements

20.1.8.1. Breakdown of income statement items

1) Revenue

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Original aircraft equipment	3,780	2,543
Aircraft spare parts	1,527	1,079
MRO	1,019	717
R & D contracts	541	425
Mobile telephones	958	1,092
High speed communications	1,209	1,249
Navigators and aeronautic systems	490	494
Optronic and infantry soldier systems	423	409
Security	530	328
Other	364	355
Total	**10,841**	**8,691**

2) Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Operating subsidies	61 *	33 *
Other operating income	13	78
Total	**74**	**111**

* including a research tax credit of €39 millions in 2006 and €22 millions in 2005

3) Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Raw materials, supplies and others	(3,138)	(2,426)
Bought-in goods	(153)	(96)
Changes in inventories	101	65
Sub-contracting	(2,227)	(1,827)
Purchases not held in inventory	(325)	(247)
External services	(1,634)	(1,291)
Total	**(7,376)**	**(5,822)**

4) Personnel costs

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Wages and salaries	(2,092)	(1,584)
Social security contributions	(871)	(670)
Statutory employee profit-sharing	(63)	(27)
Optional employee profit-sharing	(63)	(35)
Additional contributions	(25)	(12)
Other employee costs	(21)	(13)
Total	**(3,135)**	**(2,341)**

5) Depreciation, amortization and provisions

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Depreciation and amortization expense		
- intangible assets	(277) *	(200) *
- property, plant and equipment	(306)	(257)
Total depreciation and amortization expense	**(583)**	**(457)**
Increase in provisions	**(284)**	**(93)**

* including the depreciation on the revalued assets at fair value, revaluation done while the Snecma Group was acquired: (€164) millions in 2006, against (€129) millions in 2005.

6) Asset impairment

	Impairment		Reversal	
(in € millions)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Asset impairment				
- intangible assets and PP&E	(120)	(58)	16	4
- financial assets	(35)	(13)	-	-
- inventories	(304)	(158)	289	150
- receivables	(90)	(69)	87	67
Total	**(549)**	**(298)**	**392**	**221**

7) Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Capital gains/losses on asset disposals	36 **	11 *
Royalties, patents and licenses	(85)	(83)
Costs on financial guarantees	(14)	(60)
Debt waivers	(17)	(25)
Loss on irrecoverable receivables	(16)	(6)
Other operating expenses	49	(110)
Total	**(47)**	**(273)**

* The SAFRAN Group has booked the sale of its former head office in Paris with a capital gain of €18 millions

** Including the sale of Meudon and St Ouen premises

8) Income from associates

See breakdown of balance sheet items in Note 20.1.8.2.3.

9) Net finance costs/income

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Cost of net borrowings and long-term debt	**(22)**	**(29)**
Foreign exchange hedging ineffectiveness	(44)	(67)
Loss on financial instruments held for trading	(1)	(1)
Foreign exchange loss	(1,245)	(804)
Increase in provisions	(2)	(25)
Foreign exchange gains (losses) on provisions	-	(23)
NCA of non-consolidated investments sold	(65)	(16)
Debt waivers	-	(21) *
Discount impact	(35)	(19)
Other	(2)	-
Total other finance costs	**(1,394)**	**(976)**
Proceeds from disposal of assets	36	18
Foreign exchange gain	1,618	757
Reversals of provisions	29	53
Foreign exchange gains (losses) on provisions	45	-
Other	-	11
Total other finance income	**1,728**	**839**
Total other finance costs/income	**334**	**(137)**
Total financial costs/income	**312**	**(166)**

* This is offset in net finance costs/income by an equivalent reversal of provisions.

10) Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Current tax charge	(235)	(101)
Deferred tax charge	126	327
Total income tax expense	**(109)**	**226**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

A number of Group companies were the subject of tax audits during 2006 covering fiscal years 2003 and 2004 and in certain cases 2005. The majority of these audits are still ongoing. Based on initial revised assessments received at the end of 2006, the companies analyzed the different grounds for reassessment and identified for each available, justification for contesting their application.

Accrued expenses were recognized as of December 31, 2006 in respect of those revised assessments accepted by the companies or that they intend to accept, encompassing any potential impacts on future periods and on employee profit sharing.

The companies assessed the amounts they will most likely have to pay in respect of contested revised assessments currently under discussion with the National and International Audit Office and, after taking account of deferred taxes already recognized, recorded contingency provisions in the amount of residual risks.

The impact of these tax audits on the fiscal year is €19 million.

The effective tax rate breaks down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Profit/(income) before tax	130	(530)
Standard tax rate for the Group	34.43%	34.93%
Tax (expense)/income at standard rate	**(45)**	**185**
Impact of permanent differences	11	14
Impact of reduced tax rates	2	8
Impact of difference in tax rates between countries	11	3
Impact of the liability method	-	(5)
Impact of not recognized taxes	(60)	24
Impact of discounting of deferred tax assets or liabilities	-	-
Impact of tax adjustments	(19)	(9)
Impact of tax credits and other items	(9)	6
Current tax income/(expense)	**(109)**	**226**
Effective rate of income tax(%)	83.85%	42.64%

Research tax credits have been transferred to Profit from operations.

11) Earnings per share

The Group's potentially dilutive shares include stock options and bonus shares issued for nil consideration to Sagem SA employees prior to the merger.

Earnings per share are as follows:

	Index	Dec. 31, 2006	Dec. 31, 2005
Numerator (in € millions)			
Net profit for the period	(a)	9	(302)
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	7,117,552	7,717,047
Number of shares excluding treasury shares	(d)=(b-c)	409,912,033	409,312,538
Weighted average number of shares (excluding treasury shares)	(d')	409,693,960	350,791,632
Potentially dilutive ordinary shares: Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	1,105,418	1,018,720
Weighted average number of shares after dilution	(f)=(d'+e)	410,799,378	351,810,352
Ratio: earnings per share (in euro)			
Basic earnings per share: profit/(loss)	(g)=(a*1million)/(d')	0.02	(0.86)
Diluted earnings per share: profit/(loss)	(h)=(a*1million)/(f)	0.02	(0.86)

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

12) Dividends proposed and voted

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Submitted for approval at the Combined Ordinary and Extraordinary General Meeting		
Dividend paid on ordinary shares	92	150
Net dividend per share (in €)	0.22	0.36
Voted and paid during the year		
Dividend paid on ordinary shares	148	90
Net dividend per share	0.36	0.22

The dividends on treasury shares were not paid. They were transferred to retained earnings.

20.1.8.2. Breakdown of balance sheet items

1) Non-current assets

a) Goodwill

The breakdown of goodwill is as follows :

	Dec. 31, 2006	Dec. 31, 2005
(in € millions)	Net	Net
Snecma	253	253
Turbomeca SA	225	225
Aircelle	213	213
Labinal	208	208
Hispano Suiza	96	96
Messier Dowty SAS	94	94
Messier Bugatti	93	93
Snecma Propulsion Solide	66	66
Sagem Orga	66	-
Teuchos SA	52	52
Techspace Aero	47	47
Snecma Services	46	46
Sagem Défense Sécurité	42	41
Vectronix	23	24
Sagem Communication	21	21
Microturbo SA	12	12
Globe Motors Inc	10	11
Cinch Connectors Inc	6	7
Sagem-Interstar	6	-
Wuhan Tianyu Information Industry	5	5
Sofrance	4	4
Other	1	1
Total	**1,589**	**1,519**

The net movement in goodwill is due to the following:

(in € millions)	
As of Dec. 31, 2005	**1,519**
Changes in scope of consolidation	74
Movement during the period	(1)
Impairment	(1)
Translation adjustments	(2)
As of Dec. 31, 2006	**1,589**

The SAFRAN Group performed impairment tests at entity level.

The value in use of these Cash Generating Units was calculated according to the rules set forth in Note 20.1.6.2.4.

The main assumptions underlying the assessment of the value in use of the Cash Generating Units are as follows:

— operating forecasts take into account general economic data, specific inflation rates for each geographical area and a US dollar exchange rate based on existing hedge contracts, available market information and medium-to-long term macro-economic assumptions.

— terminal values are based on a growth rate of 1.5%, with the exception of the main entities of the Propulsion Branch for which a growth rate of 2% is adopted.

— the benchmark discount rate is 7.5%, after tax, applied to post-tax cashflows.

It resulted that:

— No additional impairment was recognized for the assets taken separately, apart from that already recognized in the financial statements

— The recoverable amount of each CGU totally justifies the goodwill recorded in Group assets.

In addition, a sensitivity analysis was carried out in respect of the principal SAFRAN Group goodwill balances, by varying the main assumptions as follows:

— change in the US dollar exchange rate of USD/EUR 0.10,

— increase in the benchmark discount rate of 0.5%,

— decrease in the perpetual growth rate of -0.5%.

The above changes in the main assumptions, taken individually or cumulatively, do not produce values in use below net carrying amounts and, as such, did not result in the recognition of goodwill impairment.

b) Intangible assets

Intangible assets break down as follows :

	Dec. 31, 2006			**Dec. 31, 2005**		
(in € millions)	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	(2)	145	147	(1)	146
Programs	2,704	(355)	2,349	2,693	(179)	2,514
Development expenditure	625	(200)	425	346	(48)	298
Concessions, patents, licences	52	(41)	11	51	(39)	12
Software	186	(132)	54	130	(101)	29
Other	101	(29)	72	91	(18)	73
Total	**3,815**	**(759)**	**3,056**	**3,458**	**(386)**	**3,072**

Brands with an indefinite life amount to €119 million.

The weighted average remaining amortization of the programs is around 12 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization/ impairment	Net
As of December 31, 2005	**3,458**	**(386)**	**3,072**
Internally produced assets	278	-	278
Additions	74	-	74
Disposals and assets removed	(8)	7	(1)
Amortization	-	(276)	(276)
Impairment losses recognized in profit or loss	-	(91)	(91)
Reclassifications	4	(9)	(5)
Changes in scope of consolidation	11	(5)	6
Translation adjustments	(2)	1	(1)
As of December 31, 2006	**3,815**	**(759)**	**3,056**

Research expenditure recognized in expenses for 2006 amounts to €746 million (€470 million in 2005).

Capitalized development expenditure as of December 31, 2006 amounts to €240 million (€298 million in 2005).

In 2006, development expenditure amortization was recognized in expenses in the amount of €52 million (€43 million in 2005).

In addition, revalued assets (allocation of the Snecma group purchase price) were amortized in the amount of €164 million.

Impairment tests led to the impairment of development expenditure relating to Communication Branch mobile telephone projects in the amount of €75 million. These projects no longer satisfy capitalization criteria and, in particular, the financial criteria concerning the profitability.

c) Property, plant and equipment

i) Breakdown

	Dec. 31, 2006			Dec. 31, 2005		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	215	-	215	215	(1)	214
Aircraft *	-	-	-	56	(31)	25
Buildings	786	(411)	375	805	(397)	408
Technical facilities, equipment and tooling	3,216	(2,320)	896	3,132	(2,249)	883
PP&E in course of construction, advances	241	(16)	225	168	(18)	150
Site development and preparation costs	22	(11)	11	22	(11)	11
Buildings on land owned by third parties	30	(17)	13	12	(4)	8
Computer hardware and other equipment	361	(270)	91	362	(263)	99
Total	**4,871**	**(3,045)**	**1,826**	**4,772**	**(2,974)**	**1,798**

* The totality of Laura Leasing assets is sold in 2006

Assets held under finance leases, recognized in property, plant and equipment, break down as follows :

	Dec. 31, 2006			Dec. 31, 2005		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	5	-	5	5	-	5
Buildings	80	(47)	33	90	(48)	42
Technical facilities, equipment and tooling	60	(32)	28	54	(30)	24
Computer hardware and other equipment	21	(13)	8	23	(12)	11
Total	**166**	**(92)**	**74**	**172**	**(90)**	**82**

ii) Movements

Movements in property, plant and equipment break down as follows :

(in € millions)	Gross	Depreciation/ impairment	Net
As of December 31, 2005	**4,772**	**(2,974)**	**1,798**
Internally produced assets	72	-	72
Additions	394	-	394
Disposals and assets removed	(289)	215	(74)
Depreciation	-	(306)	(306)
Net impairment	-	(13)	(13)
Reclassifications	(2)	5	3
Changes in scope of consolidation	6	(9)	(3)
Translation adjustments	(82)	37	(45)
As of December 31, 2006	**4,871**	**(3,045)**	**1,826**

Impairment tests did not lead to the recognition of significant impairment of property, plant and equipment.

2) Financial assets

a) Non-current financial assets

Non-current financial assets break down as follows :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Non-consolidated investments	254	340
Other financial assets	110	111
Total	**364**	**451**

i) Non-consolidated investments

Non-consolidated investments break down as follows :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Unlisted shares	190	286*
Listed shares	64	54
Total	**254**	**340**

* : this figure includes Orga shares

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are :

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	Dec. 31, 2005	52.67	(4.5)	(1.8)	4.0
Snecma Morocco Engine Services SAS	Dec. 31, 2005	51.00	2.7	0.3	1.2
Turbomeca do Brasil	Dec. 31, 2005	100.00	8.6	1.3	8.6
Arianespace Participation	Dec. 31, 2005	10.44	45.00	9.9	-
Embraer	Dec. 31, 2005	1.12	1,274.4	362.6	64.0
Snecma Ltd	Dec. 31, 2005	100.00	27.3	2.3	25.9
RRTM	Dec. 31, 2005	50.00	3.3	0.4	-
GEAM (1)	Dec. 31, 2005	19.90	150.8	26.1	40.7

(1) owned by SSP Inc., a not consolidated company owned by Snecma Services Participations

ii) Other financial assets

Other financial assets break down as follows :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Sales-financing loans	42	44
Loans to affiliates	24	25
Loans to employees	24	25
Deposits and guarantees	6	4
Other	14	13
Total	**110**	**111**

Movements in other financial assets are as follows:

(in € millions)	
As of December 31, 2005	111
Increases/acquisitions	26
Redemptions/disposals	(27)
Reversals	-
Changes in scope of consolidation	8
Reclassification	(8)
As of December 31, 2006	**110**

b) Current financial assets

Current financial assets mainly correspond to financial assets maturing in less than one year initially classified as non-current.

They break down as follows :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Sales-financing loans	4	4
Loans to affiliates	100	70
Loans to employees	4	3
Total	**108**	**77**

c) Fair value of derivative instruments

The fair value of the SAFRAN Group's derivative instruments stood at €397 million as of December 31, 2006.

Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments is recognized in net finance costs/income. However, fair value gains and losses on financial instruments recognized as of June 30, 2005 in comprehensive income in the amount of negative €233 million in respect of the effective portion of cash flow hedges, were released to the income statement via revenue following the consumption of hedges existing at this date, in the amount of €78 million for the fiscal year (€39 million in 2005).

3) Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the others partners.

The Group's share in the net worth and income of associates breaks down as follows :

(in € millions)	Dec. 31, 2006					Dec. 31, 2005
	% interest	Equity	Income from associates	Of which deferred tax	Net	Net
A-Pro Inc.	50.00%	5	1	-	6	7
Hydrep	50.00%	4	1	-	5	5
SEM MB	49.96%	3	2	-	5	4
Cinch SA (1)	100.00%	12	-	-	12	17
Sociétés gelées SAGEM (2)	100.00%	4	-	-	4	4
Total		**28**	**4**	**-**	**32**	**37**

(1) Company which will be merged into SAFRAN and for which the equity was frozen as of January 1, 2005

(2) Companies removed from consolidation and for which the equity was frozen as of January 1, 2005

4) Inventories and work-in-progress

Inventories break down as follows:

(in € millions)	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Raw materials and other supplies	558	468
Work-in-progress	1,182	1,123
Semi-finished and finished goods	1,433	1,221
Bought-in goods	67	58
Total	**3,240**	**2,870**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
As of December 31, 2005	**3,326**	**(456)**	**2,870**
Correction of errors	(69)	-	(69)
Movement during the period	461	-	461
Net impairment	-	(15)	(15)
Reclassification	3	(1)	2
Changes in scope of consolidation	23	(5)	18
Translation adjustments	(31)	4	(27)
As of December 31, 2006	**3,713**	**(473)**	**3,240**

5) Trade and other receivables

Trade and other receivables break down as follows :

(in € millions)	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Operating receivables	**4,110**	**3,895**
Debit balances on trade payables/advance payments to suppliers	246	219
Trade receivables and related accounts	3,844	3,651
Current accounts operating	7	13
Employee-related receivables	13	12
Other receivables	**108**	**139**
Prepayments	35	38
Other receivables	73	101
Total	**4,218**	**4,034**

Movements in trade and other receivables are as follows:

(in € millions)	
As of December 31, 2005	**4,034**
Correction of errors	17
Movement during the period	132
Net impairment	(3)
Changes in scope of consolidation	56
Reclassification	3
Translation adjustments	(21)
As of December 31, 2006	**4,218**

Trade and other receivables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating receivables	3,955	155
Other receivables	82	26
Total	**4,037**	**181**

6) Deferred tax assets and liabilities

a) Deferred tax assets and liabilities break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Deferred tax - Asset	120	57
Deferred tax - Liability	929	999
Net position	**(809)**	**(942)**

b) Deferred taxes recognized in equity:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Hedging relationships	40	67
Available-for-sale assets	-	(6)
Treasury shares	(4)	(3)
Total	**36**	**58**

c) Movements in deferred taxes are as follows:

(in € millions)

Net deferred tax assets (liabilities) as of December 31, 2005	**(942)**
Correction of errors	32
Deferred tax income (expenses) in the profit and loss statement	126
Deferred taxes booked in equity	(22)
Reclassification	(2)
Translation adjustments	(2)
Change in scope of consolidation	1
Net deferred tax assets (liabilities) as of December 31, 2006	**(809)**

d) Deferred tax base:

(in € millions)	As of Dec. 31, 2006	As of Dec. 31, 2005
Deferred tax asset bases		
Intangible and tangible assets	(2,604)	(2,750)
Inventories and work-in-progress	133	119
Current Assets / Liabilities	(319)	(338)
Financial Assets / Liabilities	(101)	(438)
Provisions	871	698
Taxation adjustments	(157)	(154)
Losses carried forward and tax credits	112	41
Total deferred tax asset bases	(2,065)	(2,822)
of which temporary differences	1,431	985
Adjustments	(3,496)	(3,807)
Gross deferred tax balance		
Temporary differences	473	342
Adjustments	(1,185)	(1,242)
Total gross deferred tax balance	(712)	(900)
Deferred tax not recognized		
Temporary differences *	(123)	(90)
Adjustments	26	48
Total deferred tax not recognized	(97)	(42)
Net deferred taxes recorded		
Temporary differences	350	252
Adjustments	(1,159)	(1,194)
Total net deferred taxes recorded	**(809)**	**(942)**

* : including € 85 Millions of non-deductible provisions and € 16 Millions of losses carried forward

7) Current tax assets and liabilities

Tax assets and liabilities break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Current tax — Asset	68	102
Current tax — Liability	21	21
Net position	**47**	**81**

Movements in tax assets and liabilities are as follows:

(in € millions)	
Net tax assets (liabilities) as of December 31, 2005	81
Movement during the period	(33)
Change in scope of consolidation	-
Reclassification	(1)
Translation adjustments	-
Net tax assets (liabilities) as of December 31, 2006	**47**

8) Other current and non-current assets

a) Other non-current assets

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Receivables on disposal of property, plant and equipment	1	2
Receivables relating to employees taking early retirement	15	24
Total	**16**	**26**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2005	26
Movements during the period	(7)
Changes in scope of consolidation	-
Reclassifications	(3)
As of December 31, 2006	**16**

b) Other current assets

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
VAT receivables	136	142
State aid, accrued receivables	3	3
Other State receivables	12	5
Total	**151**	**150**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2005	150
Movements during the period	(2)
Changes in scope of consolidation	4
Translation adjustments	-
Reclassifications	(1)
As of December 31, 2006	**151**

9) Cash and cash equivalents

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	43	330
Treasury shares	—	—
UCITS	215	158
Money market accounts	168	152
Sight and time deposits	317	296
Total	**743**	**936**

(in € millions)	
As of December 31, 2005	936
Movement during the period	(213)
Changes in scope of consolidation	21
Reclassification	5
Translation adjustments	(6)
As of December 31, 2006	**743**

10) Fixed-rate and floating-rate financial assets

	Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (excluding non-consolidated investments)	110	4.02%	111	3.98%
Current financial assets	108	3.16%	77	3.58%
Financial assets	**218**	**3.60%**	**188**	**3.81%**
Cash and cash equivalents	**743**	**Eonia / Fed**	**936**	**Eonia / Fed**
Total	**961**		**1,124**	

11) Consolidated shareholders' equity

a) Share capital

As of December 31, 2006, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.

The 7,117,552 treasury shares have no voting rights.

c) Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

	€ million
As of December 31, 2005	**4,840**
– January 1, 2006 (correction of errors)	(60)
– Allocation of 2005 adjusted net income to retained earnings	(302)
– Dividend distribution	(148)
– Change in currency translation adjustment	(42)
– Disposals of treasury shares	10
– Other	(2)
As of December 31, 2006	**4,296**

Overall, the SAFRAN Group has deducted €107 million of treasury shares from its consolidated equity.

12) Provisions

Provisions break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Reserves for performance warranties	392	358
Financial guarantees	131	179
Services to be rendered	427	388
Employee-related commitments	89	95
Post employment benefits	386	375
Sales agreements and long-term receivables	133	58
Losses to completion	351	204
Disputes and litigation	27	27
Negative equity of non-consolidated companies	18	1
Other	123	92
Total	**2,077**	**1,777**
Non-current	**976**	**804**
Current	**1,101**	**973**

Movements in these provisions break down as follows:

(in € millions)	
As of December 31, 2005	1,777
Correction of errors	40
Increase in provisions	819
Account transfers	(99)
Utilization	(254)
Reversals	(219)
Changes in scope of consolidation	11
Translation adjustments	(3)
Other movements	5
As of December 31, 2006	**2,077**

13) Post employment benefits

1. Presentation of benefits

The Group has various commitments with respect to defined benefit retirement plans, retirement termination payments and other obligations in France and abroad. The accounting treatment of these various commitments is described in the valuation rules and methods.

a) Defined benefit retirement plans

In France

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the company as of that date to maintain their benefits, in whole or in part.

Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%.

With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.

The Sagem Group companies have no plans of this nature on December 31, 2004.

Abroad

Great Britain

There are two pension funds involving Messier-Dowty Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 73% for the employer and 27% for the employee.

Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a benefit or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

In Germany, ten employees of Sagem Communication Germany benefit from former Philips plans and three employees of Sagem Orga GmbH have a pension plan. Risks relating to benefit entitlement are borne by the employer.

Switzerland

Vectronix AG set up a retirement plan mutualised with Leica, the former shareholder of Vectronix AG. This defined benefit plan was intended for retired and active employees of Vectronix AG. Vectronix AG terminated the contract with Leica, with effect as of December 31, 2006. Vectronix's assets were subsequently removed from the Leica fund, whose future had become uncertain and transferred to another insurer, Gemini, which granted Vectronix full independence in the management of its plan. In addition, at the time of this transfer, Vectronix AG purchased retirement annuities from the new insurer.

Canada

Two pension plans exist within Messier-Dowty Inc. and Hispano-Suiza Canada (spin-off of Messier-Dowty Inc.): one plan for workers and a second plan for executives and top management. These plans are financed by employer and employee contributions.

U.S.A.

The only retirement benefit commitments in the U.S.A. concerned the Messier Services Inc. pension funds. Pursuant to the closure of this industrial site, the rights under this plan were frozen as of December 31, 2005 and residual commitments were fully transferred to the insurer John Hancock on December 18, 2006. As of December 31, 2006, the Group no longer has any retirement benefit commitments in the United States.

b) Retirement termination payments

In France

This heading includes commitments in respect of statutory termination payments due on retirement and asbestos-related compensation in Snecma Propulsion Solide.

Abroad

This heading includes commitments under early retirement plans in Sagem Communication Germany, Sagem Communication Italia, Sagem Communication Austria, Sagem ORGA GmbH, Snecma Services Brussels and Vectronix AG. At Vectronix AG, the plan was discontinued as of December 31, 2006, triggering the immediate recognition of all actuarial gains and losses.

c) Other employee benefits

In France

This heading mainly comprises commitments in respect of long-service awards, loyalty premiums, executive bonuses and gold watches granted at Sagem Communication, Sagem Défense Sécurité and SAFRAN Informatique.

Abroad

This heading includes commitments in respect of jubilee benefits at Sagem Communication Germany and Sagem Communication Austria.

2. Main actuarial assumptions

		Euro Zone	U.K.	Switzerland	U.S.A.	Canada
Discount rate	Dec 31, 2006	4.50%	5.00%	3.00%	X	5.00%
	Dec 31, 2005	*4.50%*	*5.00%*	*3.00%*	*5.50%*	*5.50%*
Inflation rate	Dec 31, 2006	2.00%	2.80%	X	X	2.50%
	Dec 31, 2005	*2.00%*	*2.90%*			*3.00%*
Expected return on plan assets	Dec 31, 2006	4.50%	6.65%-7.61%	4.50%	X	6.50%
	Dec 31, 2005	*4.50%*	*6.48%-6.73%*	*5.00%*	*7.25%*	*6.50%*
Rate of salary increase	Dec 31, 2006	1.50%-5.00%	4.30%	1.50%	X	3.5%-4.5%
	Dec 31, 2005	*1.50%-5.00%*	*4.40%*	*1.50%*	*3.50%-5.00%*	*4.00%-5.00%*
Retirement age	Executives	63 / 65 year old	65 year old	64 year old	X	65 year old
	Non executives	61 year old				60 year old

3. Plan movements

a) Movement in commitments

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Commitments as of Dec 31, 2005	**375**	**270**	**29**	**674**
Current service cost	14	14	3	31
Interest cost	19	12	1	32
Contribution by plan participants	4	0	0	4
Actuarial gains (losses)	(3)	10	(0)	7
Benefits paid	(15)	(15)	(3)	(33)
Past service costs	(3)	3	(0)	(0)
Changes in scope of consolidation	3	0	0	3
Translation adjustments	3	(0)	0	3
Commitments as of Dec 31, 2006	**397**	**294**	**30**	**721**
of which : financed	396	0	0	396
not financed	1	294	30	325

b) Movement in assets

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Fair value of assets as of Dec 31, 2005	**249**	**0**	**0**	**249**
Expected return on plan assets	17	0	0	17
Actuarial gains (losses)	5	0	0	5
Contribution by the employer	17	0	0	17
Contribution by plan participants	4	0	0	4
Benefits paid during the period	(16)	0	0	(16)
Changes in scope of consolidation	3	0	0	3
Translation adjustments	2	0	0	2
Fair value of assets as of Dec 31, 2006	**281**	**0**	**0**	**281**

c) Plan expenditure over the period

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Current service cost	13	14	3	30
Interest cost	19	12	1	32
Expected return on plan assets	(17)	0	0	(17)
Amortization of actuarial gains and losses	1	0	0	1
Past service cost	0	0	0	0
Changes in scope of consolidation	(1)	(1)	0	(2)
Charge for the period	**15**	**25**	**4**	**44**

4. Accounting changes

a) Reconciliation of the financial position as of December 31, 2006

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Commitments	397	294	30	721
Fair value of plan assets	281	0	0	281
(Deficit) / Surplus	**(116)**	**(294)**	**(30)**	**(440)**
Unrecognized actuarial gains / (losses)	15	5		20
Unrecognized past service cost	2	3		5
Unrecognized net assets	(1)	0	0	(1)
Provision	**100**	**286**	**30**	**416**

b) Movement in the provision

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Provision as of Dec 31, 2005	**101**	**274**	**29**	**404**
Expenditure for the period	15	25	4	44
Contribution by the employer	(17)	(15)	(3)	(35)
Translation adjustments	0	1	0	1
Unrecognized net assets	1	1	0	2
Provision as of Dec 31, 2006	**100**	**286**	**30**	**416**

5) Other analyses

a) Asset allocation as of December 31, 2006 — effective rate of return

	France		U.K.		Europe other		U.S.A. / Canada	
	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return
Shares	20.5%	7.00%	82.3%	7.92%	12.0%	6.60%	57.6%	7.70%
Bonds and liabilities	67.7%	4.00%	15.9%	4.27%	30.7%	3.66%	36.3%	5.40%
Property	11.9%	5.60%	1.4%	7.20%	9.6%	6.60%	0%	
Cash and equivalent	0%		0.3%	4.70%	47.8%	3.00%	6.1%	3.00%

b) Breakdown of commitments by geographical area as of December 31, 2006

	France	U.K.	Europe other	U.S.A / Canada	Total
Commitments	354	293	56	18	721
Fair value of assets	5	238	24	14	281
(Deficit)/Surplus	**(348)**	**(56)**	**(32)**	**(4)**	**(440)**
Provision	**336**	**49**	**30**	**1**	**416**
of which :					
Defined benefit retirement plans	29	49	20	1	100
Retirement termination payments	277	0	9	0	286
Other employee benefits	30	0	1	0	30

c) History of commitments

	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Commitments	721	674	62	58	55
Fair value of assets	281	249	0	0	0
(Deficit)/Surplus	**(440)**	**(425)**	**(62)**	**(58)**	**(55)**
Provision	**416**	**403**	**61**	**57**	**55**
Experience adjustments	15	NA	NA	NA	NA
in % of commitments	*2%*				

The cost for the year with respect to defined contribution plans amounted to €160.6 million and breaks down as follows :

- Contributions to general retirement plans €152.2 million
- Contributions to Art.83* supplementary retirement plan €8.4 million

** Plan set up within the main French companies of the former Snecma Group structure.*

14) Borrowings subject to specific terms and conditions

These borrowings mainly correspond to French State repayable advances. Their valuation method is described in Note 20.1.6.2.7.4.

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2005	**523**
New advances received	71
Advances repaid	(46)
Discounting reversal	24
Interest cost	6
Translation adjustments	(5)
Changes in scope of consolidation	-
As of December 31, 2006	**573**

15) Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Interest-bearing non-current liabilities	463	532
Interest-bearing current liabilities	699	877
Total	**1,162**	**1,409**

a) Interest-bearing non-current liabilities

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Finance lease borrowings	68	75
Other long-term loans	395	457
Total interest-bearing non-current liabilities	**463**	**532**

Financial covenants were provided for certain long-term financing secured in 2003 and 2005.

The following two limit ratios are applied:

- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms "Net borrowings and long-term debt", "EBITDA" and "Shareholders' equity" are English translations of the French terms, defined as follows:

- Net borrowings and long-term debt: borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the share of equity held by the equity holders of the parent and minority interests.

For 2006, these ratios were determined using the consolidated pro forma financial statements.

Available confirmed credit lines totaled €1.4 billion as of December 31, 2006.

In addition, the Group negotiated the terms and conditions of a real estate lease finance contract of €70 million for a future investment.

b) Interest-bearing current liabilities (< 1 year)

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Finance lease borrowings	12	10
Other long-term loans	165	178
Accrued interest not yet due	5	2
Long-term interest-bearing current liabilities from the outset	**182**	**190**
Short-term bank facilities and equivalent	141	107
Short-term interest-bearing current liabilities from the outset	**517**	**687**
Total interest-bearing current liabilities	**699**	**877**

c) Movements in interest-bearing liabilities

Movements in interest-bearing liabilities are as follows:

(in € millions)	
As of December 31, 2005	**1,409**
Increase in borrowings	71
Decrease in borrowings	(141)
Movement in cash credits	(151)
Changes in scope of consolidation	(23)
Translation adjustments	(16)
Reclassification	13
As of December 31, 2006	**1,162**

d) Analysis by maturity

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Maturing in		
1 year	699	878
2 to 5 years	405	419
Over 5 years	58	112
Total	**1,162**	**1,409**

e) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

(in currency millions)	Dec. 31, 2006	Dec. 31, 2005
Euros	872	1,080.
U.S. dollars	229	250
Canadian dollars	76	67
Pound sterling	39	43

f) Fixed-rate and floating-rate interest-bearing liabilities

	Non-current				Current			
	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	364	3.58%	432	3.55%	102	3.52%	75	3.76%
Floating rate	99	4.07%	100	4.04%	597	4.21%	802	3.06%
Total	**463**	**3.69%**	**532**	**3.64%**	**699**	**4.11%**	**877**	**3.12%**

16) Trade and other payables

These items break down as follows :

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Operating liabilities	**5,886**	**5,351**
Credit balances on trade receivables	572	463
Advance payments from customers	2,448	2,083
Operating payables	2,169	2,233
Operating current account	1	7
Employee-related liabilities	696	565
Other liabilities	**504**	**546**
Other liabilities	234	337
Deferred income	270	207
Premiums on currency options received before the due date	-	2
Total	**6,390**	**5,897**

Movements in trade and other payables are as follows :

(in € millions)	
As of December 31, 2005	**5,897**
Movement during the period	492
Changes in scope of consolidation	56
Translation adjustments	(41)
Other	(14)
As of December 31, 2006	**6,390**

Deferred income concerns Messier Bugatti for €49 million (non-recognition of revenue) and Snecma for €90 million (including revenue recognized under the percentage of completion method of €80 million).

Trade and other payables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating liabilities	5,624	262
Other liabilities	331	173
Total	**5,955**	**435**

17) Other non-current and current liabilities

a) Non-current

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Payables on purchase of property, plant and equipment	53	40
Payables relating to employees taking early retirement	46	85
Payables on purchase of financial assets	13	-
Total	**112**	**125**

(en millions d'euros)	
As of December 31, 2005	**125**
Movements during the period	(3)
Changes in scope of consolidation	-
Translation adjustments	-
Reclassification	(10)
As of December 31, 2006	**112**

b) Current

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Unrealized foreign exchange gains	-	-
Fair value of financial instruments held for trading	2	1
State aid, accrued payables	34	19
State — other taxes and duties	116	142
Total	**152**	**162**

(in € millions)	
As of December 31, 2005	**162**
Movements during the period	(19)
Changes in scope of consolidation	4
Reclassification	5
As of December 31, 2006	**152**

18) Workforce

The Group's average workforce over the year breaks down as follows:

Consolidated companies	
France	39,935
Abroad	17,734
Total	**57,669**

The breakdown by activity sector is as follows:

Aerospace Propulsion	20,858
Aircraft Equipment	17,736
Defense security	9,244
Communications	9,320
Other	511
Total	**57,669**

The workforce, including non-consolidated companies, totals 60,707.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	12,631
Supervisors	1,330
Technicians	12,650
Administrative employees	3,558
Workers	9,766
Total	**39,935**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage consolidation):

Shannon Engines Support	8
Europropulsion	38
Ningbo Bird Sagem Electronics Ltd	1,219
Sofradir	119
Ulis	28
Famat	245
Compagnie de Découpe de l'Ouest SAS	24
Wuhan Tianyu Information	106
Total	**1,787**

19) Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of the CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings subcontracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- Compagnie de Découpe de l'Ouest SAS: manufacture of fax machine ink ribbons,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,
- Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,
- Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various financial headings of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Current assets	290	306
Non-current assets	267	242
Current liabilities	350	352
Non-current liabilities	20	15
Operating income	221	173
Operating expenses	(175)	(142)
Finance (costs)/income	(5)	(2)
Income tax expense	(13)	(2)
Net profit for the period	28	27
Cash flows relating to operating activities	54	32
Cash flows relating to investing activities	(71)	18
Cash flows relating to financing activities	13	(18)

20) Share-based payments

1. Stock options:

The Group granted its employees stock options under the following plans:

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan
Date of Shareholders' Meeting	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.10.2004	04.24.2003	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.10.2006	04.24.2006	05.17.2007	04.23.2008	04.21.2009
Strike price in euro(*)	50.24	20.51	10.29	10.63	17.26
Number of options granted(*)	1,278,900	1,341,667	1,166,667	1,050,435	750
Number of beneficiaries	212	150	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of December 31, 2004	5,062,355	15.24
Number of options granted in 2005	-	-
Number of options exercised in 2005	(745,465)	9.56
Number of options expired in 2005 and not exercised	(89,250)	9.31
Number of options outstanding as of December 31, 2005	4,227,640	16.37
Number of options available for exercise as of Dec. 31, 2005	3,477,640	16.17
Number of options granted in 2006	-	-
Number of options exercised in 2006	(599,495)	10.67
Number of options expired in 2006 and not exercised	(1,481,440)	23.76
Number of options outstanding as of December 31, 2006	2,146,705	12.86
Number of options available for exercise as of Dec. 31, 2006	1,396,705	10.50

A total of 1,396,705 options were available for exercise at the year end.

Outstanding options have a strike price of between €10.29 and €17.26. They have a contractual weighted average maturity of 1.42 years as of December 31, 2006.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	Dec. 31, 2006	Dec. 31, 2005
2000 Plan	-	161,700
2001 Plan	-	1,337,240
2002 Plan	546,105	989,530
2003 Plan	850,600	989,170
2004 Plan	750,000	750,000
Total options	**2,146,705**	**4,227,640**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2006 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

The expense recognized in respect of 2006 concerns the 2004 plan.

No plan was granted in 2006.

	2004 Plan
Valuation of stock option plans (in € millions)	4
Share price when options granted (in euro) *	18.10
Option subscription price (in euro) *	17.26
Volatility	30%
Risk-free interest rate	3.2% – 3.32%
Vesting period	4 ans
Exercise period	5 ans
Dividend distribution rate	1.07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €1 million for the year ended December 31, 2006 and €2 million for the year ended December 31, 2005, respectively.

2. Bonus shares granted to Sagem SA employees prior to the merger

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. All employees shall receive 50 shares, provided they have at least one year's service on the eve of the Extraordinary Shareholders' Meeting and hold, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue is determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the Management Board.

The expense recognized in the income statement totaled €4 million for the year ended December 31, 2006.

Number of bonus shares granted as of January 1, 2006	554,700
Number of bonus shares granted in 2006	-
Number of bonus shares granted as of December 31, 2006	554,700
Number of bonus shares definitely acquired	-

21) Related parties

a) Related party transactions

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Sales to related parties	**1,591**	914
Purchases from related parties	**(103)**	(103)
Receivables on related parties	**767**	375
Payables on related parties	**785**	**302**

Related parties primarily consist of the French State and entities controlled by the French State.

b) Directors compensation

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Short-term benefits	**10.9**	7.8
Post employment benefits	**1.3**	1.3
Terminal payments	**-**	2.0
Share based benefits	**2.9**	0.5

c) **Relations between SAFRAN and its subsidiaries**

The main financial flows between SAFRAN and its subsidiaries concern the following:

— cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

— a foreign exchange risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

— Pursuant to the provisions of Article 223A of the French General Tax Code (*Code général des impots*), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

— Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

22) Contingent liabilities

In accordance with Law 2004-391 of May 4, 2004 governing professional training and the local branch agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training of a minimum of 20 hours per calendar year up to a maximum total of 120 hours. The Group's French companies are gradually integrating this new element into the scope of in-service training and skills development negotiations.

20.1.9. Statement of cash flow

A. Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

The breakdown of these amounts is shown in Note 20.1.8.2.9.

B. Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Intangible assets	(352)	(344)
Property, plant and equipment	(462)	(301)
Movement in amounts payable to suppliers of intangible assets and PP&E	6	-
Movement in amounts payable to suppliers of tangible assets	13	-
Movement in amounts receivable on disposals of tangible assets	1	-
Disposals of intangible assets and PP&E	3	1
Disposals of tangible assets	102	43
Total	**(689)**	**(601)**

C. *Material non-cash transactions*

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

	In € Million
— depreciation, amortization, impairment and provisions	951
— impact of changes in the value of financial instruments[1]	135
— Other	(3)
	1,083

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of its financial instruments from this date.

D. *Group accounting policy*

It is Group accounting policy to classify dividends received and interest received or paid in operating activities.

20.1.10. Off-balance sheet commitments and financial instruments

20.1.10.1. Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$3.9 billion for the year (€3.3 billion for 2005). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$910 million for 2006 (US$670 million for 2005).

1) Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows SAFRAN to meet its operating income objectives.

2) Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €).

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

3) Financial instruments

As a result of the measures described above, the main financial instruments as of December 31, 2006 were: US$3,062 million of US$ forward contracts, including US$2,808 against the euro.

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of December 31, 2006, was €397 million.

Forward contracts are intended to hedge highly probable future cash flows determined using the order book and budgetary forecasts and the net amount of trade receivables and payables and foreign currency denominated cash, as the Group does not hedge its balance sheet position in respect of foreign currency investments.

These hedges are intended to be settled over an approximate period of 3 years.

The SAFRAN Group complies with hedge accounting eligibility conditions as of December 31, 2006. However, due to the accounting restrictions associated with application of IFRS 3, the Group decided to cease applying hedge accounting from July 1, 2005 and to record changes in the fair value of its financial instruments in finance costs/income. Amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented as future cash flow hedges up to June 30, 2005, will be released to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

20.1.10.2. Interest rate risk management

Most of the medium term debt is raised at fixed interest rate. So, the interest rate risk is not significant. Where necessary, it may trade hedging instruments on the market.

As of December 31, 2006, the breakdown of financial assets and financial liabilities is as follows:

	Less than 1 Year		**1 to 5 Years**		**More than 5 Years**		**Total**	
(in € millions)	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Borrowings and financial debts	(102)	(597)	(311)	(94)	(53)	(5)	(466)	(696)
Cash at bank and in hand - Marketable securities		743						743
Total	**(102)**	**146**	**(311)**	**(94)**	**(53)**	**(5)**	**(466)**	**47**

The Group did not hold any market instruments as of December 31, 2006.

With regard to these items, an interest rate change of +/- 1% would generate income/ costs of €1.5 million (that is 7% of borrowing costs for 2006).

20.1.10.3. Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

— Short-term investments;

— Derivative instruments,

— Customer accounts,

— Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2006, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

20.1.10.4. Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$449 million as of December 31, 2006. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

20.1.10.5. Endorsements, guarantees and other commitments

1) Commitments in respect of current activities

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Employee-related commitments	20	22
Commitments given to customers (completion warranties, performance bonds	324	273
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	443	461
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	41	40
Commitments arising from role as EIG member	5	18
Financial commitments (pledge of financial instruments)	-	31
Liability guarantees given	25	26
Actuarial differences	24	21
Other commitments	65	86
Total	**947**	**978**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Commitments received from banks on behalf of suppliers	11	10
Completion warranties	8	6
Endorsements, guarantees received	17	13
Other commitments received	12	31
Total	**48**	**60**

2) Other commitments and contractual obligations

The Group recognizes obligations or commitments to make future payments:

(in € millions)	Total	Period to maturity		
		Less than 1 year	1 to 5 years	More than 5 years
Long term borrowings at inception	565	170	371	24
Finance lease commitments	80	12	34	34
Operating lease commitments	156	42	64	50
Irrevocable purchase commitments	-	-	-	-
Other long term commitments	-	-	-	-
Total	801	224	469	108

Lease payments recognized in profit or loss for the year amounted to €62 million.

To the best knowledge of the Company, this presentation includes all material off-balance sheet commitments.

20.1.10.6. Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of December 31, 2006, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

20.1.10.7. Capital expenditure commitments

As of December 31, 2006, capital expenditure commitments totaled €145 million.

20.1.11. Subsequent events

— Following the discovery of unexplained accounting irregularities in the financial statements for Sagem Défense Sécurité for the periods ended December 31, 2005 and September 30, 2006, the SAFRAN Audit Committee asked two independent accounting firms to perform an audit in two successive phases, in December 2006 and January 2007.

The first phase was designed to determine the exact scope of the unexplained accounting irregularities and to analyze them. The conclusions of this first phase were reported to the market in the SAFRAN press release dated February 14, 2007 which also announced the financial results for 2006, including the necessary adjustments as detailed in Note 20.1.6.5.c.1.

The second phase of the audit had two objectives: to determine any possible shortcomings in Sagem Défense Sécurité's internal control procedures and recommend corrective measures; and to identify the specific facts behind the unexplained accounting irregularities. The two accounting firms submitted their conclusions in a report that was reviewed by the SAFRAN Supervisory Board on April 24. In general, they concluded that the main problems found at Sagem Défense Sécurité concerned the company's insufficient control over financial reporting data and its analysis of the profitability of certain contracts. They also noted the company's failure to comply with SAFRAN Group procedures concerning the economic and accounting tracking of these contracts.

The new Sagem Défense Sécurité management team is currently deploying the requisite corrective measures, along with the company's new organizational structures, in order to tighten the company's internal controls and ensure more efficient financial management.

Following in-depth investigations, the firm in charge of determining the facts behind the accounting irregularities concluded that these irregularities were due to calculation errors and an inaccurate assessment of the profitability of certain contracts, and of non-compliance, in some cases deliberate, with current accounting standards and rules.

None of the events under analysis are attributable to SAFRAN corporate management.

— On January 19, 2007, the company was notified by the DGCCRF, the French Consumer and Competition Authority, of grievances under which Sagem SA (now SAFRAN) allegedly participated in 2001 and 2002 in non-competitive practices in the submission of two bids concerning an activity sold at the end of 2005. Given the stage of proceedings at the time of drafting this report, the company is not in a position to assess the financial consequences of this complaint.

20.2. Pro forma consolidated financial statements

Introduction

Due to the creation of the SAFRAN Group in 2005, it is not possible to compare the 2006 and 2005 financial statements because of certain elements:

— the date of Snecma's initial consolidation in SAFRAN (April 1, 2005) is one quarter after the SAGEM year end (December 31, 2004). The SAFRAN Group must, therefore, be reformed as of January 1, 2005,

— the very significant impact of the depreciation and amortization of the allocation of the purchase price to Snecma's assets and liabilities on April 1, 2005, and on the results of the year,

— the Group's decision to adopt speculative accounting for financial instruments from July 1, 2005. The financial position of the Group is nonetheless tied to the use of these hedge contracts.

These circumstances led to the preparation of pro forma financial statements.

The following pro forma financial statements have been prepared on the same basis as those published with the 2005 annual and 2006 interim financial statements.

20.2.1. Notes to the pro forma financial statements

20.2.1.1. Information used for the preparation of the pro forma financial statements

The pro forma financial statements were prepared using the following financial information:

Audited financial statements:

— SAFRAN Group consolidated financial statements for the year ended December 31, 2006, drawn up under IFRS,

— SAFRAN Group consolidated financial statements for the year ended December 31, 2005, drawn up under IFRS,

— Snecma Group consolidated financial statements for the first quarter of 2005, drawn up under IFRS,

20.2.1.2. Accounting policies

The pro forma financial statements were drawn up under IFRS.

For purposes of their preparation, all transactions relating to the acquisition of Snecma and the allocation of the purchase price were deemed to have been realized as of January 1, 2004.

20.2.1.3. Adoption of IAS 39

The adoption of IAS 39 is effective as of January 1, 2005. In the 2005 statutory financial statements, the Group uses hedge accounting until June 30, 2005 and then so-called speculative accounting from July 1, 2005. In the pro forma financial statements, the consequences of speculative accounting are cancelled.

Revenue presented in the 2005 pro forma financial statements is therefore valued as in 2006 at the guaranteed rate resulting from the Group's foreign exchange hedging policy, with the exception of sales in currencies hedged by purchases in the same currency, which are recognized at the average rate.

20.2.1.4. Accounting practices for the preparation of the pro forma financial statements

As indicated above, the pro forma financial statements have been prepared on the same basis as those presented at the end of 2005. The main accounting policies adopted for the 2005 financial statements were as follows:

1) Acquisition of the Snecma Group

For the preparation of the pro forma financial statements, the Snecma group was considered to have been purchased as of January 1, 2004, with the following procedures:

— recognition of Sagem's capital increases relating to the public offer of exchange and merger as of January 1, 2004,

— recognition of the indebtedness used to finance the subsidiary offer as of January 1, 2004,

— recognition of the allocation of the purchase price (see below) as of January 1, 2004, based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005,

— recognition of residual goodwill as of January 1, 2004, based on the amount determined as of April 1, 2005.

Note : fiscal year 2004 is not presented in this document (please refer to the 2005 financial statements).

2) Allocation of the purchase price

The main SAFRAN Group consolidated balance sheet items, impacted by the allocation of the purchase price to Snecma's identifiable assets and liabilities, are as follows:

— intangible assets (orders, customer relations programs, trademarks, etc.),

— inventories,

— deferred tax impacts of allocations to identified assets and liabilities.

The fair value remeasurement of Snecma Group assets and liabilities as of April 1, 2005 was transferred without any change in value to January 1, 2004.

3) Cost of financing the subsidiary purchase offer

The pro forma financial statements include the finance cost of the indebtedness intended to finance the subsidiary offer, net of tax, that would have been recorded as of January 1, 2004 from a pro forma perspective. This pro forma finance cost therefore includes 15 months interest expense, for the period January 1, 2004 to March 31, 2005.

4) Taxation

All 2005 and 2006 restatements are taxed at a rate of 34.43%.

5) Intra-group transactions

Given the immateriality of intra-group transactions between the Sagem Group and the Snecma Group, there were no eliminations for the preparation of the pro forma financial statements concerning the periods prior to Snecma's entry into the scope of consolidation, i.e. for the first quarter of 2005.

20.2.1.5. 2005 pro forma financial statements

Balance sheet as of December 31, 2005

The balance sheet as of December 31, 2005 is identical to the pro forma balance sheet presented in the 2005 financial statements, with the exception of the IAS 8 adjustments booked to the statutory financial statements (please refer to Note 20.1.6.5.).

Net profit for the year ended December 31, 2005

The pro forma income statement is identical to the 2005 pro forma income statement, after adjustment for the amendments booked to the 2005 statutory financial statements.

In addition, it takes account of the following restatements:

— recognition of Snecma group results for the first quarter of 2005,

— recognition of the additional cost of net borrowings and long-term debt, net of tax, for the period January 1 to March 31, 2005 (€8 million in additional finance costs at a rate of 2.5% for 2005),

— impact of the amortization over an additional quarter of the intangible assets revalued on the acquisition of Snecma (€43 million),

— cancellation of the impact on changes in revalued inventories of the former Snecma group, carried back to 2004 for the purposes of these pro forma financial statements (€444 million),

— transfer to net finance cost/income of the impact of USD fluctuations on the opening amount of provisions for contingencies and losses in USD (€16 million decrease in charges to provisions for contingencies and losses, €16 million increase in finance costs),

— carry back to 2004 of the contribution expense relating to the merger of the two groups (adjustment recorded when preparing the financial statements for the year ended December 31, 2005),

— carry back to 2005 of the contribution expense relating to 2005 but booked in 2006,

— cancellation of the impact of speculative accounting,

— tax impact of the above adjustments.

20.2.1.6. 2006 pro forma financial statements

The 2006 pro forma financial statements were prepared based on the SAFRAN Group consolidated annual financial statements, adjusted as follows:

— cancellation of the consequences of speculative accounting adopted from July 1, 2005:

  — €410 million increase in revenues, with a corresponding decrease in net finance costs/income,

  — €8 million increase in purchases, with a corresponding increase in net finance costs/income,

  — recognition of the effective portion of the cash flow hedge in comprehensive income:

    — €12 million increase in net finance costs/income, with a corresponding decrease in comprehensive income,

    — €78 million increase in revenues, with a corresponding decrease in comprehensive income,

    — tax impact of the above adjustments, with a corresponding movement in comprehensive income,

— adjustment of the contribution expense relating to 2005 but booked in 2006,

— recognition in the balance sheet of the cost of net borrowings and long-term debt between January 1, 2004 and March 31, 2005 (€52 million) and the deferred tax impact,

— recognition in the balance sheet of the amortization charge in respect of intangible assets revalued on the acquisition of Snecma, for the period January 1, 2004 to March 31, 2005 (€215 million) and the deferred tax impact.

20.2.2. Pro forma balance sheet as of December 31, 2006 and December 31, 2005

ASSETS *(in € millions)*	December 31, 2006	December 31, 2005
Goodwill	1,589	1,519
Intangible assets	2,841	2,857
Property, plant and equipment	1,826	1,798
Non-current financial assets	364	451
Investments in associates	32	37
Deferred tax assets	138	78
Other non-current assets	16	26
Non-current assets	**6,806**	**6,766**
Current financial assets	108	77
Assets held for sale	-	-
Fair value of financial instruments and derivatives	397	452
Inventories	3,240	2,870
Trade and other receivables	4,218	4,034
Tax assets	68	102
Other current assets	151	150
Cash and cash equivalents	743	936
Current assets	**8,925**	**8,621**
Total assets	**15,731**	**15,387**

EQUITY AND LIABILITIES *(in € millions)*	December 31, 2006	December 31, 2005
Share capital	83	83
Retained earnings	3,743	3,619
Net unrealized gains on available-for-sale financial assets	27	10
Net unrealized losses on currency futures	241	278
Net profit (loss) for the period	72	334
Equity attributable to equity holders of the parent	**4,166**	**4,324**
Minority interests	**173**	**167**
Total equity	**4,339**	**4,491**
Provisions	976	804
Borrowings subject to specific terms and conditions	573	523
Interest-bearing non-current liabilities	463	532
Deferred tax liabilities	853	923
Other non-current liabilities	112	125
Non-current liabilities	**2,977**	**2,907**
Provisions	1,101	973
Interest-bearing current liabilities	751	929
Trade and other payables	6,390	5,904
Tax liabilities	21	21
Other current liabilities	152	162
Current liabilities	**8,415**	**7,989**
Total equity and liabilities	**15,731**	**15,387**

20.2.3. Pro forma balance sheet as of December 31, 2006

ASSETS (in € millions)	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Goodwill	1,589	-	-	-	1,589
Intangible assets	3,056	(215)	-	-	2,841
Property, plant and equipment	1,826	-	-	-	1,826
Non-current financial assets	364	-	-	-	364
Investments in associates	32	-	-	-	32
Deferred tax assets	120	18	-	-	138
Other non-current assets	16	-	-	-	16
Non-current assets	**7,003**	**(197)**	**-**	**-**	**6,806**
Current financial assets	108	-	-	-	108
Assets held for sale	-	-	-	-	-
Fair value of financial instruments and derivatives	397	-	-	-	397
Inventories	3,240		-		3,240
Trade and other receivables	4,218	-	-	-	4,218
Tax assets	68	-	-	-	68
Other current assets	151	-	-	-	151
Cash and cash equivalents	743	-	-	-	743
Current assets	**8,925**	**0**	**-**	**0**	**8,925**
Total assets	**15,928**	**(197)**	**-**	**0**	**15,731**

EQUITY AND LIABILITIES (in € millions)	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Capital	83	-	-	-	83
Retained earnings	4,296	(173)	(376)	(4)	3,743
Unrealized net gains on financial assets held for sale	27	-	-	-	27
Unrealized net gains on forward currency contracts	(76)	-	317	-	241
Net profit (loss) for the period	9		59	4	72
Equity attributable to equity holders of the parent	**4,339**	**(173)**	**-**	**0**	**4,166**
Minority interests	**173**	**-**	**-**		**173**
Total equity	**4,512**	**(173)**	**-**	**0**	**4,339**
Provisions	976	-	-	-	976
Borrowings subject to specific terms and conditions	573	-	-	-	573
Interest-bearing non-current liabilities	463	-	-	-	463
Deferred tax liabilities	929	(76)	-		853
Other non-current liabilities	112	-	-	-	112
Non-current liabilities	**3,053**	**(76)**	**-**	**0**	**2,977**
Provisions	1,101	-	-	-	1,101
Interest-bearing current liabilities	699	52	-	-	751
Trade and other payables	6,390	-	-	-	6,390
Tax liabilities	21	-	-	-	21
Other current liabilities	152	-	-	-	152
Current liabilities	**8,363**	**52**	**-**	**-**	**8,415**
Total equity and liabilities	**15,928**	**(197)**	**-**	**0**	**15,731**

20.2.4. Pro forma balance sheet as of December 31, 2005

ASSETS *(in € millions)*	December 31, 2005 Published (*)	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Goodwill	1,519	-	-	-	-	-	1,519
Intangible assets	3,072	(43)	(172)	-	-	-	2,857
Property, plant and equipment	1,798	-	-	-	-	-	1,798
Non-current financial assets	451	-	-	-	-	-	451
Investments in associates	37	-	-	-	-	-	37
Deferred tax assets	57	18	-	-	-	3	78
Other non-current assets	26	-	-	-	-	-	26
Non-current assets	**6,960**	**(25)**	**(172)**	**-**	**-**	**3**	**6,766**
Current financial assets	77	-	-	-	-		77
Assets held for sale	-	-	-	-	-		-
Fair value of financial instruments and derivatives	452	-	-	-	-		452
Inventories	2,870	-	(47)	-	47		2,870
Trade and other receivables	4,034	-	-	-	-		4,034
Tax assets	102	-	-	-	-		102
Other current assets	150	-	-	-	-		150
Cash and cash equivalents	936	-	-	-	-		936
Current assets	**8,621**	**-**	**(47)**	**-**	**47**	**0**	**8,621**
Total assets	**15,581**	**(25)**	**(219)**	**-**	**47**	**3**	**15,387**

(*) after correction of 2005 accounts (see note 2.E)

EQUITY AND LIABILITIES *(in € millions)*	December 31, 2005 Published (*)	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Capital	83	-	-	-	-		83
Retained earnings	4,840	(115)	(411)	(695)	-		3,619
Unrealized net gains on financial assets held for sale	10	-	-	-	-		10
Unrealized net gains on forward currency contracts	(127)	-	-	405	-		278
Net profit (loss) for the period	(302)	54	268	290	28	(4)	334
Equity attributable to equity holders of the parent	**4,504**	**(61)**	**(143)**	**-**	**28**	**(4)**	**4,324**
Minority interests	**164**	**-**	**-**	**-**	**3**		**167**
Total equity	**4,668**	**(61)**	**(143)**	**-**	**31**	**(4)**	**4,491**
Provisions	804	-	-	-	-		804
Borrowings subject to specific terms and conditions	523	-	-	-	-		523
Interest-bearing non—current liabilities	532	-	-	-	-		532
Deferred tax liabilities	999	(16)	(76)	-	16		923
Other non-current liabilities	125	-	-	-	-		125
Non-current liabilities	**2,983**	**(16)**	**(76)**	**-**	**16**	**0**	**2,907**
Provisions	973	-	-	-	-		973
Interest-bearing current liabilities	877	52	-	-	-		929
Trade and other payables	5,897	-	-	-	-	7	5,904
Tax liabilities	21	-	-	-	-		21
Other current liabilities	162	-	-	-	-		162
Current liabilities	**7,930**	**52**	**-**	**-**	**-**	**7**	**7,989**
Total equity and liabilities	**15,581**	**(25)**	**(219)**	**-**	**47**	**3**	**15,387**

20.2.5. Pro forma income statement for the years ended December 31, 2006 and December 31, 2005

(in € millions)	December 31, 2006	December 31, 2005
Revenue	**11,329**	**10,576**
Other operating income	74	145
Income from operations	**11,403**	**10,721**
Change in inventories of finished goods and work in progress	360	285
Capitalized production	350	433
Raw materials and consumables used	(7,384)	(6,748)
Personnel costs	(3,128)	(2,937)
Taxes	(229)	(219)
Depreciation and amortization expense	(583)	(567)
Increase in provisions	(284)	(113)
Asset impairment	(157)	(84)
Other operating income/expenses	(47)	(244)
Profit (loss) from operations	**301**	**527**
Borrowing costs	(22)	(41)
Other finance costs/income	(56)	(46)
Net finance costs/income	**(78)**	**(87)**
Income from associates	4	3
Profit (loss) before tax	**227**	**443**
Income tax expense	(143)	(105)
Profit (loss) from continuing operations	**84**	**338**
Profit from discontinued operations	-	-
Profit (loss) after tax	**84**	**338**
Minority interests	(12)	(4)
Net profit (loss) for the period attributable to equity holders of the parent	**72**	**334**

20.2.6. Pro forma income statement for the year ended December 31, 2006

(in € millions)	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Revenue	**10,841**	**-**	**488**	**-**	**11,329**
Other operating income	74	-	-	-	74
Income from operations	**10,915**	**-**	**488**	**-**	**11,403**
Change in inventories of finished goods and work in progress	360		-		360
Capitalized production	350	-	-	-	350
Raw materials and consumables used	(7,376)	-	(8)	-	(7,384)
Personnel costs	(3,135)		-	7	(3,128)
Taxes	(229)	-	-	-	(229)
Depreciation and amortization expense	(583)	-	-	-	(583)
Increase in provisions	(284)	-	-	-	(284)
Asset impairment	(157)	-	-	-	(157)
Other operating income/expenses	(47)	-		-	(47)
Profit (loss) from operations	**(186)**	**0**	**480**	**7**	**301**
Borrowing costs	(22)		-	-	(22)
Other finance costs/income	334	-	(390)	-	(56)
Net finance costs/income	**312**	**0**	**(390)**	**-**	**(78)**
Income from associates	4	-	-	-	4
Profit (loss) before tax	**130**	**0**	**90**	**7**	**227**
Income tax expense	(109)		(31)	(3)	(143)
Profit (loss) from continuing operations	**21**	**0**	**59**	**4**	**84**
Profit from discontinued operations	-	-	-	-	-
Profit (loss) after tax	**21**	**0**	**59**	**4**	**84**
Minority interests	(12)	-	-		(12)
Net profit (loss) for the period attributable to equity holders of the parent	**9**	**0**	**59**	**4**	**72**

20.2.7. Pro forma income statement for the year ended December 31, 2005

(in € millions)	December 31, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Revenue	**8,691**	**1,565**	**-**	**320**		**-**	**10,576**
Other operating income	111	34	-	-	-	-	145
Income from operations	**8,802**	**1,599**	**-**	**320**	**-**	**-**	**10,721**
Change in inventories of finished goods and work in progress	(288)	129	397	-	47	-	285
Capitalized production	361	72	-	-	-	-	433
Raw materials and consumables used	(5,822)	(926)	-	-	-	-	(6,748)
Personnel costs	(2,341)	(605)	16	-	-	(7)	(2,937)
Taxes	(179)	(40)	-	-	-	-	(219)
Depreciation and amortization expense	(457)	(110)	-	-	-	-	(567)
Increase in provisions	(93)	(20)	-	-	-	-	(113)
Asset impairment	(77)	(7)	-	-	-	-	(84)
Other operating income/ expenses	(273)	(10)	-	39	-	-	(244)
Profit (loss) from operations	**(367)**	**82**	**413**	**359**	**47**	**(7)**	**527**
Borrowing costs	(29)	(12)		-	-	-	(41)
Other finance costs/income	(137)	10	-	81	-	-	(46)
Net finance costs/income	**(166)**	**(2)**	**0**	**81**	**0**	**-**	**(87)**
Income from associates	3	-	-	-	-	-	3
Profit (loss) before tax	**(530)**	**80**	**413**	**440**	**47**	**(7)**	**443**
Income tax expense	226	(23)	(145)	(150)	(16)	3	(105)
Profit (loss) from continuing operations	**(304)**	**57**	**268**	**290**	**31**	**(4)**	**338**
Profit from discontinued operations	-	-	-	-		-	-
Profit (loss) after tax	**(304)**	**57**	**268**	**290**	**31**	**(4)**	**338**
Minority interests	2	(3)	-	-	(3)		(4)
Net profit (loss) for the period attributable to equity holders of the parent	**(302)**	**54**	**268**	**290**	**28**	**(4)**	**334**

20.3. Adjusted pro forma income statements

20.3.1. Basis of preparation

The adjusted pro forma income statements were prepared based on the pro forma income statements appended to the consolidated financial statements and restated to cancel the impact on 2005 and 2006 operating income of the additional amortization charge generated by the revaluations of intangible assets carried out upon the entry of Snecma into the scope of consolidation and to recognize deferred tax income on these restatements.

20.3.2. Adjusted pro forma income statement

(in € millions)	December 31, 2006 Adjusted Pro Forma	December 31, 2005 Adjusted Pro Forma
Revenue	**11,329**	**10,576**
Other operating income	74	145
Income from operations	**11,403**	**10,721**
Change in inventories of finished goods and work in progress	360	285
Capitalized production	350	433
Raw materials and consumables used	(7,384)	(6,748)
Personnel costs	(3,128)	(2,937)
Taxes	(229)	(219)
Depreciation and amortization expense	(419)	(395)
Increase in provisions	(284)	(113)
Asset impairment	(157)	(84)
Other operating income/expenses	(47)	(244)
Profit (loss) from operations	**465**	**699**
Borrowing costs	(22)	(41)
Other finance costs/income	(56)	(46)
Net finance costs/income	**(78)**	**(87)**
Income from associates	4	3
Profit (loss) before tax	**391**	**615**
Income tax expense	(199)	(164)
Profit (loss) from continuing operations	**192**	**451**
Profit from discontinued operations	0	0
Profit (loss) after tax	**192**	**451**
Minority interests	(15)	(7)
Net profit (loss) for the period attributable to equity holders of the parent	**177**	**444**

With respect to the adjusted pro forma income statements, it should be noted that:

- the amortization arising from the recognition of intangible assets mainly relating to aviation programs in accordance with IFRS 3 (€172 million in 2005 and €164 million in 2006) will have a prolonged impact on the SAFRAN Group's future consolidated results.
- the adjusted pro forma income statements were not covered in a specific auditors' report.

20.4. Auditors' reports

20.4.1. Auditors' report on the 2006 consolidated financial statements

SAFRAN

Limited liability company (Société Anonyme)

2, boulevard du Général Martial Valin
75015 PARIS

Auditors' Report

Consolidated financial statements for the year ended December 31, 2006

This is a free translation into English of the Auditors' report on the consolidated financial statements issued in French and is provided solely for the convenience of English speaking users. The Auditors' report on the consolidated financial statements includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report on the consolidated financial statements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of SAFRAN for the year ended December 31, 2006.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 20.1.6.5.c) to the consolidated financial statements, unexplained accounting journals were discovered in the accounts of your subsidiary Sagem Défense Sécurité (SDS). Analysis procedures carried out on these journals and on certain long-term contracts led to the correction of errors recorded in the 2006 opening balance sheet. Error corrections totaled €128 million, net of tax.

Based on our procedures, we issue a reserve on the error corrections recorded in respect of development expenditure relating to development contracts and series production.

Development expenditure incurred under AASM and ADIRU projects leads not only to the performance of the order placed by the initial customer under contract, but also to the creation of a technology, which is the intellectual property of the Group and may be used for other clients or other contracts. However, error corrections recorded in respect of these projects are based on the allocation of all development expenditure to the contracts in accordance with IAS 11. In our opinion, this expenditure should have been recognized in accordance with IAS 11 for that part attributable to the services rendered to the customer under the aforementioned contracts only and in accordance with IAS 38 for that part corresponding to the development of technology.

On this basis and taking into account the information available to us, the error correction in respect of these two contracts of €90 million, net of tax, is not justified.

The application by the Group of an accounting principle with which we do not agree resulted in a decrease in consolidated shareholders' equity as of January 1, 2006 of €90 million and an increase in net profit for the period for 2006 estimated at approximately €23 million.

Subject to this reservation, in our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2006 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

Without qualifying the above opinion, we draw your attention to:

— notes 20.1.6.5.a) and b) to the consolidated financial statements which disclose the reasons why comparative figures relating to the 2005 income statement and the balance sheet as of December 31, 2005 were restated, in accordance with IFRS 3 and IAS 8, in the consolidated financial statements for the year ended December 31, 2006;

— note 20.2 to the consolidated financial statements, "Pro forma financial information", which specifies how the pro forma information relating to the 2005 and 2006 consolidated income statements and the consolidated balance sheets as of December 31, 2005 and 2006 was prepared and states that this information is not necessarily representative of the financial position or performances that could have been recorded had the Sagem and Snecma group merger taken place at a date prior to its actual occurrence.

II. Justification of assessments

Pursuant to the provisions of Article L.823-9 of the French Commercial Code (*Code de Commerce*) governing the justification of our assessments, we draw your attention to the following:

Definitive allocation of the acquisition price with respect to the merger of the Sagem and Snecma Groups in accordance with IFRS 3

As described in Notes 20.1.6.4 and 20.1.6.5.b) to the consolidated financial statements, the Sagem and Snecma Group merger was recognized in accordance with IFRS 3. Accordingly, the acquisition price was allocated definitively to the identifiable assets and liabilities of the acquired entities, on the basis of their fair value, within a period of 12 months from the purchase date.

The definitive allocation of the acquisition price solely concerned the finalization of the fair value measurement of repayable advances, which was increased by €103 million, with the corresponding entry booked to residual goodwill in the amount of €67 million and deferred tax in the amount of €36 million. In accordance with professional standards applicable to accounting estimates, our procedures consisted in assessing the methodology, forecast data and assumptions on which these estimates were based, reviewing, on a test basis, the calculations performed by the company and analyzing the procedures implemented by management to approve these estimates. On this basis, we assessed the reasonableness of these estimates.

Accounting estimates

At each year-end, the Group performs impairment tests on goodwill and assets with indefinite useful lives and also assesses if there is any indication of impairment of long-term assets, according to the procedures outlined in Notes 20.1.6.2.1) and 20.1.6.2.4) to the financial statements. We analyzed the procedures for implementing this impairment test as well as the forecast cash flows and assumptions used, and verified that Note 20.1.8.2.1) a) provides appropriate disclosures.

As stipulated in Note 20.1.6.2. 15) to the consolidated financial statements, the recognition on a percentage completion basis of revenue and related net profit on service contracts, including research and development contracts and fleet maintenance and support contracts, is based on an estimate of forecast margins. In addition, the Group recognizes provisions for losses at completion, provisions for financial guarantees on sales and provisions for performance warranties, as described respectively in Notes 20.1.6.4.13) a), b) and c) to the financial statements. Our procedures mainly consisted in assessing the assumptions, contractual and forecast data and statistical and technical bases on which these estimates were based, reviewing, on a test basis, the calculations performed by the company and analyzing the

procedures implemented by management to approve these estimates. On this basis, we assessed the reasonableness of these estimates.

As stipulated in Note 20.1.6.2.7) 4. to the consolidated financial statements, the Group receives public financing for the development of aeronautical projects, in the form of repayable advances, recognized in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific terms and conditions''. We assessed the reasonableness of the estimates made on the basis of the assumptions and forecast data used by the Group.

Accounting policies and methods

Note 20.1.10.1.3) to the consolidated financial statements outlines the Group's decision to no longer apply hedge accounting as of July 1, 2005 in accordance with IAS 32 and 39 and to recognize the change in fair value of its financial instruments in finance costs/income. With respect to our assessment of the accounting rules and methods adopted by the Group, we verified the appropriateness of the aforementioned accounting methods and the disclosures provided in the notes to the financial statements.

With respect to our assessment of the accounting policies adopted by the Group, we analyzed the terms and conditions under which development costs are capitalized as well as those adopted for their amortization and the verification of their recoverable amount, and we satisfied ourselves that Notes 20.1.6.2.2) and 20.1.8.2.1) b) provide appropriate disclosures.

Note 20.1.6.2.14) stipulates the terms and conditions for assessing retirement commitments and related benefits. These commitments were assessed by external actuaries. Our procedures consisted in examining the data used, assessing the assumptions adopted and verifying that Note 20.1.8.2.13) to the financial statements provides appropriate disclosures.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the opinion in the first part of this report.

III. Specific procedures and disclosures

We have also verified the information given in the Group's management report according to professional standards applicable in France. Except for the impact of the facts presented above, we have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, April 25, 2007

The Auditors

Constantin Associés	**Deloitte & Associés**
Jean-Paul Seguret	Jean-Paul Picard Philippe Battisti

SAFRAN

Limited liability company (Société Anonyme)

2, boulevard du Général Martial Valin
75015 PARIS

Auditors' report on the pro forma information

Year ended December 31, 2006

This is a free translation into English of the Auditors' report on the pro forma information issued in French and is provided solely for the convenience of English speaking users. It should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

For the attention of the Chairman of the Executive Board

In our capacity as auditors of SAFRAN and in accordance with EC Regulation no. 809/2004, we hereby report on the SAFRAN pro forma information relating to the 2005 and 2006 consolidated income statements and the consolidated balance sheets as of December 31, 2005 and 2006, presented in Note 20.2. to the 2006 consolidated financial statements.

The pro forma financial statements have been prepared for the sole purpose of illustrating the possible impact of the merger of the Sagem and Snecma groups, via the main share exchange offer for the Snecma shares, initiated by Sagem SA and accompanied by a subsidiary public offer for tender, following the merger of Snecma into Sagem SA on May 11, 2005, on the consolidated balance sheets as of December 31, 2005 and 2006 and the 2005 and 2006 consolidated income statements of SAFRAN if the merger had been effective as of January 1, 2004. Due to their nature, these financial statements describe a hypothetical situation and are not necessarily representative of the financial position or performances that could have been recorded had such transactions or events taken place at a date prior to their actual occurrence.

This pro forma information was prepared under your responsibility in accordance with EC Regulation no. 809/2004 concerning pro forma information contained in a prospectus and CESR recommendations relating to such information.

Our role is to express a conclusion, based on our audit and in accordance with Appendix II point 7 of EC Regulation no. 809/2004, on the appropriateness of the pro forma information.

We performed our procedures in accordance with the professional guidelines applicable in France to the audit of pro forma information contained in a prospectus. These procedures, which did not include an analysis of the financial information underlying the pro forma information, mainly consisted in:

— verifying that the bases used to prepare the pro forma information, as described in the notes thereto, comply:

- for the SAFRAN Group, with the consolidated financial statements relating to fiscal years 2005 and 2006, prepared in accordance with IFRS as adopted in the European Union;
- for the Sagem Group, with the comparative information relating to fiscal year 2004 restated under such standards, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied by the Company as of January 1, 2005;
- for the Snecma Group, with the financial information relating to fiscal year 2004 and the first quarter of 2005 restated under such standards, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied by the Company as of January 1, 2005.

— analyzing the evidence supporting the pro forma restatements,

— meeting with SAFRAN management and gathering the information and explanations that we deemed necessary

In our report on the consolidated financial statements of SAFRAN Group for the year ended December 31, 2006, which formed the basis for the preparation of this pro forma information, we issued the following reservation which remains valid today:

As disclosed in Note 20.1.6.5.c) to the consolidated financial statements, unexplained accounting journals were discovered in the accounts of your subsidiary Sagem D.fense S.curit. (SDS). Analysis procedures carried out on these journals and on certain long-term contracts led to the correction of errors recorded in the 2006 opening balance sheet. Error corrections totaled €128 million, net of tax.

Based on our procedures, we issue a reserve on the error corrections recorded in respect of development expenditure relating to development contracts and series production.

Development expenditure incurred under AASM and ADIRU projects leads not only to the performance of the order placed by the initial customer under contract, but also to the creation of a technology, which is the intellectual property of the Group and may be used for other clients or other contracts. However, error corrections recorded in respect of these projects are based on the allocation of all development expenditure to the contracts in accordance with IAS 11. In our opinion, this expenditure should have been recognized in accordance with IAS 11 for that part attributable to the services rendered to the customer under the aforementioned contracts only and in accordance with IAS 38 for that part corresponding to the development of technology.

On this basis and taking into account the information available to us, the error correction in respect of these two contracts of €90 million, net of tax, is not justified.

The application by the Group of an accounting principle with which we do not agree resulted in a decrease in consolidated shareholders' equity as of January 1, 2006 of €90 million and an increase in net profit for the period for 2006 estimated at approximately €23 million.

Subject to this reservation, in our opinion:

— the pro forma information has been appropriately prepared using the basis stated in the notes thereto;

— this basis complies with the accounting methods adopted by SAFRAN for the preparation of the 2006 consolidated financial statements,

Without qualifying the above conclusion, we draw you attention to the following:

— the paragraph entitled "Accounting practices for the preparation of the pro forma financial statements" of Note 20.2.1. which specifies that the initial recognition of the Sagem and Snecma Group merger at the hypothetical date of January 1, 2004 and the allocation of the acquisition price to the assets and liabilities identifiable at such date were determined based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005;

— the paragraph entitled "Adoption of IAS 39" of Note 20.2.1. which specifies that the impacts of no longer applying hedge accounting to financial instruments as of July 1, 2005 were eliminated in the 2005 and 2006 pro forma income statements and the pro forma balance sheets as of December 31, 2005 and 2006.

This report is issued solely for the filing of the reference document with the AMF and may not used in any other context.

Paris and Neuilly-sur-Seine, April 25, 2007

The Auditors

Constantin Associés
Jean-Paul Seguret

Deloitte & Associés
Jean-Paul Picard
Philippe Battisti

20.4.3. Fees paid to the auditors

	Deloitte				Constantin			
	Amount (excl. VAT) 2006	Amount (excl. VAT 2005	% 2006	% 2005	Amount (excl. VAT 2006	Amount (excl. VAT 2005	% 2006	% 2005
Audit								
1) Statutory audit, certification, review of company and consolidated financial statements [a]								
1.a) SAFRAN (issuer)	627.1	2,161.0	12.4%	37.6%	322.3	585.0	32.9%	63.0%
1.b) Fully consolidated subsidiaries	3,540.4	3,204.0	70.2%	55.8%	625.1	344.0	63.8%	37.0%
2) Other engagements and services directly related to the statutory audit engagement [b]								
2.a) SAFRAN (issuer)	492.2	30.0	9.8%	0.5%	0.0	0.0	0.0%	0.0%
2.b) Fully consolidated subsidiaries	133.0	139.0	2.6%	2.4%	19.4	0.0	2.0%	0.0%
Sub-total [1]	4,792.7	5,534.0	95.0%	96.3%	966.8	929.0	98.7%	100.0%
Other services rendered by the network to fully consolidated subsidiaries (c)								
3.a) Legal, tax, employee-related	252.5	200.0	5.0%	3.5%	5.8	0.0	0.6%	0.0%
3.b) Other (provide details if > 10% of audit fees or 10%*(1))	0.0	11.0	0.0%	0.2%	7.2	0.0	0.7%	0.0%
Sub-total (2)	252.5	211.0	5.0%	3.7%	13.0	0.0	1.3%	0.0%
TOTAL (1+2)	5,045.2	5,745.0	100.0%	100.0%	979.8	929.0	100.0%	100.0%

(a) The fees covering the statutory audit, certification and review of the parent company and consolidated financial statements for the years ended December 31, 2006 and 2005 mainly concern the professional services rendered for the review and certification of the SAFRAN Group consolidated financial statements prepared in accordance with IFRS as adopted in the European Union, the certification of the statutory financial statements of the SAFRAN Group's subsidiaries, compliance with local regulations, and the review of the documents filed with the AMF. 2005 figures also include services rendered in connection with the Sagem/Snecma merger (particularly prospectuses) and procedures concerning first-time adoption of IFRS.

(b) Other engagements and services directly related to the audit engagement and rendered by the statutory auditor or a member of its network concern services entering into the scope of services usually rendered in the extension of the statutory audit engagement (drafting of specific attestations, due diligence procedures on the acquisition or divestment of an activity or of companies to be included in or removed from the scope of consolidation).

(c) The legal, tax and employee-related services rendered by the network to fully consolidated subsidiaries concern non-audit services rendered by a Deloitte or Constantin network member to consolidated subsidiaries. These engagements mainly concern assistance with meeting tax obligations not related to the statutory audit engagement; no services of this type were rendered in France.

In addition, audit fees paid to firms not belonging to the Deloitte or Constantin networks in respect of fully consolidated subsidiaries totaled €2,056 thousand. Audit fees paid to the Deloitte and Constantin networks totaled €5,045 thousand and €980 thousand, respectively.

20.5. Date of the most recent financial information

Not applicable.

20.6. Interim and other financial information

Not applicable.

20.7. Dividend distribution policy

Fiscal Year		Number of shares	Gross dividend per share (in euros) Historical amount	Tax credit** (in euros) Historical amount	Net Dividend (in euros) Historical amount	Net Dividend (in euros) Corrected data***	Dividend distribution
2000	OS	28,917,162	0.90	0.30	0.60	0.10	17,350,297
	PS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2001	OS	27,262,516	0.90	0.30	0.60	0.10	16,357,510
	PS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2002	OS	34,762,448	1.35	0.45	0.90	0.15	31,286,203
2003	OS	36,405,229	1.41	0.47	0.94	0.19	34,220,915
2004*	OS	417,029,585	0.22	/	0.22	0.22	91,746,509
2005	OS	417,029,585	0.36	/	0.36	0.36	150,130,650
2006	OS	417,029,585	0.22	/	0.22	0.22	91,746,509

* Reminder: it was decided in connection with the merger of Sagem and Snecma (see Section 7.1), that an interim dividend of 0.10 euros per share would be paid on the profit for the 2004 fiscal year to all shareholders, including Snecma shareholders who accepted the public share exchange offer. The shares issued for the public share exchange offer and the shares issued following the Sagem/Snecma merger carried dividend rights from January 1, 2004.

Consequently, as all shares confer entitlement to the same dividend (€0.22 per share), the shares conferring entitlement to the interim dividend in March 2005 received a final dividend less the interim dividend, which was paid after the Shareholders' Meeting of May 11, 2005

** In accordance with the provisions of the 2004 Finance Act, no special dividend tax credits are allocated to dividends received after January 1, 2005. When calculating income tax, please note that:

- a total annual amount of €3,050 will be deducted from the dividends per married couple filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code and of €1,525 for single, widowed or divorced or married persons who file separate tax returns;

- 40% of the amount distributed will be deducted. This deduction is not capped, and will be made before deduction of the €1,525 or €3,050 discussed above. Furthermore, the dividends will be entitled to a normal tax credit of 50% of the amount of the dividends received, before the above deductions, capped at €115 per annum for single, widowed, divorced or married persons filing separate tax returns and €230 for married couples filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code. This tax credit can be charged against the total income tax due for the year in which the dividend was paid, and will be refunded by the Treasury if it exceeds the amount of tax due.

*** Adjusted to take into account the allocation of bonus shares on the basis of one new share for six existing shares in December 2003 and the division of the par value by five voted by the Extraordinary Shareholders' Meeting on December 20, 2004.

Reminder: the conversion of preference shares into ordinary shares, approved by the Shareholders' Meetings held on March 7, 2003, was performed on April 3, 2003.

Dividends are time barred, in accordance with legal procedures and time limits, five years after the date of payment, in favor of the French State. Dividends that have not been collected shall be subject to the procedures provided for by law.

For fiscal year 2005, Sagem paid a dividend of 0.36 euros per share. For fiscal year 2006, the SAFRAN Executive Board decided to propose to the Combined Shareholders' Meeting a dividend distribution of 0.22 euros per share, to be paid on May 25, 2007 (see Section 20.1.8.1. Notes 11 and 12).

Future dividends will depend on SAFRAN's ability to generate profits, its financial position and any other factor deemed relevant by the Executive Board (or Supervisory Board).

20.8. Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, parties to any legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. The plaintiff is claiming US$16 million in damages.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.

- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of three persons and left two others seriously injured. To date, no amount has been established with respect to the claim.

- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of two persons and left a third person seriously injured. To date, no amount has been established with respect to this claim, but a law suit was filed by the victims and their families before the Sacramento Federal Court on July 13, 2006.

- At the beginning of 2006, a customer filed legal action against Snecma for compensation for the material consequences of an aircraft accident in April 2005. The customer is claiming an amount of €36 million.

No provision have been set aside for these claims as the liability of the companies concerned is sufficiently covered by the Group's insurance policy.

- Turbomeca jointly submitted, together with one of its partners in a turbine engine development program for land and sea applications, an arbitration request against a third partner which unilaterally ceased contributing to the development project in question. Turbomeca and the co-requestor submitted a claim for an amount of €128 million in compensation, including €48.8 million in direct damages. Under the arbitration procedure, the defending party submitted a counterclaim for damages and interest of €6.5 million, plus an additional claim of €45 million for alleged non-compliance with contractual obligations by the requesting parties. Based on the respective participations of the requesting parties in the development program, Turbomeca bears 71.53% of the potential risks and rewards under the claim and its co-requestor 28.47%. At the current stage of proceedings, no information justifies the raising of a provision by Turbomeca.
- SAGEM Défense Sécurité was notified by a customer of late completion penalties of €40 million. In addition, a supplier filed legal action against SAGEM Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. The estimated financial consequences of these two disputes are significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by SAGEM Défense Sécurité.
- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.
- On June 22, 2006, a legal action was raised against SAFRAN, SAFRAN USA, Inc., Cinch Connectors, Inc. and Cinch Connectors Limited, joint and severally with three Group employees, for alleged inappropriate behavior in the sale of Cinch Connectors, Inc. and Cinch Connectors Limited, allegedly stopping a potential buyer from obtaining bank finance for the transaction. As no serious basis substantiating even partially the claim for compensation of US$95 million has as yet been identified, SAFRAN has not set aside a provision at this point.
- Following the tax audits in progress, a number of exchanges have been held with the National and International Audit Office. The known accounting consequences of these audits are presented in Note 20.1.8.1.10.

20.9. Major change in the Group's financial or commercial position

No major events that could affect the Group's financial or commercial position have occurred since December 31, 2006.

21. ADDITIONAL INFORMATION

21.1. Share capital

21.1.1. Amount of capital subscribed

Number of shares authorized

417,029,585 shares

Number of shares issued and fully paid-up and number of shares issued and not fully paid-up

Not applicable.

Par value

€0.20 per share

Number of opening and closing outstanding shares

See tables in Sections 18.1.1. and 18.1.2.

For share pledges refer to Section 18.8 of this document.

21.1.2. Shares not representing share capital

Not applicable.

21.1.3. Shares held by the issuer

	Number of shares	% of share capital	Number of voting rights	% of voting rights
Shares held by SAFRAN	3,858,445	*0.93%*	0	*0.00%*
Treasury shares	3,259,107	*0.78%*	0	*0.00%*

The net carrying amount of these 7,117,552 shares in the parent company financial statements breaks down as follows:

— Shares held by SAFRAN: €53,762,305

— Treasury shares held by Lexvall 2 and Lexvall 13: €53,612,310

— For a total of €107,374,615

The corresponding par value based on a unit value of €0.20 is €1,423,510.40 for 7,117,552 shares.

21.1.4. Marketable securities that are convertible, exchangeable or accompanied by subscription warrants

Not applicable.

21.1.5. Terms and conditions governing purchase rights and/or any obligation attached to subscribed capital not fully paid-up

Not applicable.

21.1.6. Share purchase options

21.1.6.1. History of share purchase option allocations

INFORMATION ON SHARE PURCHASE OR SUBSCRIPTION OPTIONS					
	2000 Plan	**2001 Plan**	**2002 Plan**	**2003 Plan**	**2004 Plan**
Shareholders' Meeting date	05/10/2000	04/24/2001	05/17/2002	04/23/2003	04/21/2004
Executive Board Meeting Date (Board of Directors prior to April 24, 2001)	05/10/2000	04/24/2001	05/17/2002	04/23/2003	04/21/2004
Total number of options initially allocated of which:	219,240	230,000	200,000	180,000	150,000
Number - corporate officers *(general information)*	20,580	64,634	47,133	36,167	39,000
Number - first ten employee grantees *(general information)*	47,460	35,000	37,334	32,667	25,000
Adjusted total number of options initially allocated (*)	1,278,900	1,341,667	1,166,667	1,050,435	750,000
Starting date for the exercise of options	05/10/2004	04/24/2003	05/17/2004	04/23/2005	04/21/2008
Expiry date	05/10/2006	04/24/2006	05/17/2007	04/23/2008	04/21/2009
Adjusted purchase price (*)	50.24	20.51	10.29	10.63	17.26
Share purchase options outstanding as at 12/31/05 (*)	161,700	1,337,240	989,530	989,170	750,000
Share purchase options exercised by grantees during 2006 (*)	0	17,500	443,425	138,570	0
Share purchase options that lapsed during the year (*)	161,700	1,319,740	0	0	0
Share purchase options outstanding as at 12/31/06 (*)	0	0	546,105	850,600	750,000

(*) Adjusted to take into account the bonus allocation of December 2003 (1 bonus share for 6 shares held) and the division of the par value on December 20, 2004

NB: These are exclusively share purchase options. The Executive Board has never granted share subscription options.

21.1.6.2.Share purchase options granted and exercised

The above table shows the number, expiry dates and prices of the purchase options granted to each of the corporate officers by the Company in 2006 for duties and responsibilities discharged within the Company and provides information on the options exercised. It also provides information on the options allocated and exercised with respect to the ten employees not holding a corporate office that received the greatest number of share purchase options and purchased the greatest number of shares. Note that the affiliated companies of Sagem SA and SAFRAN do not grant share purchase options. In addition, neither Sagem SA, or SAFRAN or affiliated companies allocated share subscription options in 2005.

Number of shares adjusted to reflect the division of the par value

SHARE SUBSCRIPTION OR PURCHASE OPTIONS GRANTED TO EACH CORPORATE OFFICER AND OPTIONS EXERCISED BY THE LATTER	Number of options allocated / shares subscribed or purchased	Price	Expiry / exercise dates	Plan
. Options granted during the year to each corporate officer and by any company included in the option allocation scope				
None				
. Options exercised, during the year, by each corporate officer of SAFRAN SA				
OLIVIER Grégoire	116,670	10.29	03/02/2006	2002
OLIVIER Grégoire	38,000	10.63	03/29/2006	2003
OLIVIER Grégoire	20,335	10.63	04/26/2006	2003
DUPUY Armand	17,500	10.29	03/20/2006	2002
LAGARDE Xavier	17,500	10.29	03/27/2006	2002
ALLOCATION AND EXERCISE OF SHARE SUBSCRIPTION OR PURCHASE OPTIONS TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE	**Total number of options allocated / shares subscribed or purchased**	**Weighted average price**		**Plan**
Options granted :				
. Options granted, during the year, by the issuer and by any company included in the option allocation scope, to the ten employees of the issuer and any company in this scope with the highest number of options thus granted				
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	0			
Options exercised :				
. Options held on the issuer and the companies mentioned above and exercise, during the year, by the ten employees of the issuer and these companies with the highest number of options thus bought or subscribed				
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	17,500	20.51	2001	
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	161,595	10.29	2002	
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	37,920	10.63	2003	

21.1.6.3. Allocation and exercise of bonus shares

The Combined Ordinary and Extraordinary Shareholders' Meeting of May 11, 2005 allocated bonus shares to the employees of Sagem SA, prior to the merger, in accordance with the new mechanism created by the 2005 Finance Act. Each employee with at least one year's service prior to the Extraordinary Shareholders' Meeting and holding, directly or indirectly, Sagem SA shares through Company mutual funds was granted 50 bonus shares. The potential number of bonus shares to be granted following two years of service amounts to 554,700.

Allocation and exercise of bonus shares in 2006

BONUS SHARES GRANTED TO CORPORATE OFFICERS	Number of bonus shares	Value
– Bonus shares granted during the year to corporate officers by the issuer and by any company included in the bonus share allocation scope Total bonus shares granted	None	
– Bonus shares definitively acquired during year by the corporate officers of SAFRAN SA	None	
BONUS SHARES GRANTED TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE	**Number of bonus shares**	**Value**
– Bonus shares granted during the year by the issuer and any company included in the bonus share allocation scope to the ten employees of the issuer and any company included in this scope with the highest number of bonus shares thus granted EMPLOYEES NOT HOLDING A CORPORATE OFFICE	None	
– Bonus shares for the issuers and the companies mentioned above, definitively acquired during the year by the ten employees of the issuer and these companies with the highest number of bonus shares thus granted EMPLOYEES NOT HOLDING A CORPORATE OFFICE	None	

21.1.7. History of share capital

Year	Transactions	Par value (euros)	Amount of share capital (euros)	Number of ordinary shares	Number of preferred dividend shares	Issue premium at the end of the period (thousands of €)
2006		0.20	83,405,917	417,029,585	None	3,288,568
2005 (after May 11)	(4)	0.20	83,405,917	417,029,585	None	3,288,568
2005 (after March 17)	(3)	0.20	73,054,834	365,274,170	None	3,214,696
2005 (until March 17)		0.20	35,500,000	177,500,000	None	163,366
2004	(2)	0.20	35,500,000	177,500,000	None	163,366
2004	(1)	1	35,500,000	35,500,000	None	163,366

(1) Cancellation of 905,229 shares with a par value of €1 in October 2004.

(2) The Shareholders' Meeting of December 20, 2004 decided to divide the par value by five.

(3) The share capital was increased as a result of the public exchange offer for Snecma shares.

(4) The Shareholders' Meeting of May 11, 2005 approved the merger/absorption of Snecma.

21.1.8. Description of the share buy-back program

No shares were purchased in 2006 as part of the share buy-back program authorized by the Annual General Meeting of shareholders.

The Shareholders' Meeting of May 25, 2007 will authorize a new share purchase program. Under Articles 241-1 *et seq.* of the AMF general regulations with respect to the law of July 26, 2005, the authorization obligation for prospectuses covering share buy-back programs is eliminated. Pursuant to Article 241-3 of the aforementioned regulations, the description of the program to be submitted to shareholders on May 25, 2007 is presented below and will not be published separately.

Number of shares and percentage of share capital held directly or indirectly by the Company

At March 31, 2007, the Company held 3,726,215 of its own shares directly, representing 0.89% of the share capital.

It also holds 3,259,107 treasury shares indirectly, representing 0.78% of the share capital.

Breakdown by objective of share capital held directly by the Company

The 3,726,215 shares held directly by the Company are allocated as follows:

(i) For 20,016,810 shares, coverage of the option plans, including:

— 451,805 shares for the May 17, 2002 share purchase option plan

— 812,670 shares for the April 23, 2003 share purchase option plan

— 750,000 shares for the April 21, 2004 share purchase option plan

(ii) For 554,700 shares, coverage of the 2005 bonus share allocation plan.

(iii) For 1,157,040 shares, not allocated as at February 28, 2007, formerly covering two purchase option plans expiring on April 24, 2006 and May 10, 2006.

Objectives of the share buy-back program to be authorized

Shares may be purchased:

— for allocation to employees and/or corporate officers of the Company or Group, under the terms and conditions provided by law, through profit-sharing, share purchase option plans, bonus share allocations, or via a company savings plan;

— for cancellation of shares subject to approval under the ninth resolution below;

— for market-making or SAFRAN share liquidity purposes through an investment service provider as part of a liquidity contract in accordance with a code of ethics recognized by the AMF;

— to hold them for purposes of exchange or payment as part of acquisition transactions within the bounds of prevailing stock market regulations;

— for the implementation of any market practice that would be recognized under the law or by the AMF, in which case the Company would notify the public, pursuant to the applicable legal and regulatory terms and conditions, of any changes to the program with respect to modified objectives.

Maximum share capital, number and purchase price, and characteristics of the shares the Company wishes to acquire

The Company will have the option of acquiring shares at a maximum purchase price of €30 per share, up to a total of 10% of its share capital (41,702,958 shares at March 31, 2007).

Given the 6,985,322 shares already directly or indirectly held at March 31, 2007, the maximum number of shares likely to be acquired in connection with this purchase program would be 34,717,636 shares.

Nature of shares purchased: shares listed on segment A of the Euronext Paris Eurolist
Name: SAFRAN
Code ticker: SAF
ISIN code: FR 0000073272

Term of share buy-back program

The share buy-back program shall be valid from the approval of the Shareholders' Meeting of May 25, 2007 until the next Annual Shareholders' Meeting.

Acquisitions, disposals or transfers carried out during the previous share buy-back program

At March 31, 2007, no shares had been acquired or sold by the company as part of the preceding purchase program. However, the Company transferred 599,495 shares in 2006 and 132,230 shares in the first quarter of 2007, in order to satisfy the number of options exercised by beneficiaries.

21.2. Instrument of incorporation and Articles of Association

21.2.1. Corporate purpose

Article 3 of the Articles of Association

The Company's corporate purpose, in France and abroad, is to:

- Carry out, on its own behalf, or where applicable, on behalf of third parties, all financial, commercial, industrial, moveable property or real property transactions and, particularly, the operation of all companies related to the general applications of electricity, radio-electricity, optics, mechanics and civil engineering;
- Conduct activities, and provide products and services connected with industries involving engines and mechanical equipment, particularly for aircraft and spacecraft, and operate all processes, equipment and systems of any kind relating to propulsion, and machines that produce or use energy in any form or any equipment designed to be used with these machines or the user vehicles;
- In general, carry out all types of transactions that may be directly or indirectly related to the aforementioned purposes or that could facilitate the Company's business and, specifically, research, design, reorganization, acquisition in whatever form, development, operation, management, or supervision of any business or company, direct or indirect involvement in any operation or company through the creation of companies or involvement in their creation, share capital increases of existing companies, merger or alliance, partnership, or purchases of shares or units.

21.2.2. Members of administrative, management and supervisory bodies

21.2.2.1. Executive Board

The Company is managed by an Executive Board under the supervision of a Supervisory Board. The number of Executive Board members is set by the Supervisory Board, the maximum number being seven. Executive Board members must be natural persons and may be chosen from non-shareholders.

Members of the Executive Board are appointed by the Supervisory Board. They may be removed from office by an Ordinary Shareholders' Meeting or by the Supervisory Board. An Executive Board member's removal from office does not annul the employment contract concluded by such member and the Company.

The Executive Board is appointed for a four-year term and renewed in its entirety upon expiry, which follows the Annual Shareholders' Meeting held in the fourth year of the term. Executive Board members may be re-appointed.

Members may not be appointed to the Executive Board past the age of 66. Executive Board members in office shall be deemed to resign at the end of the fiscal year during which they reach this age.

One of the Executive Board members is appointed Chairman by the Supervisory Board. The Chairman of the Executive Board represents the Company in its relations with third parties. The Chairmanship may be withdrawn by the Supervisory Board.

All acts binding the Company to third parties shall be validly performed by the Chairman of the Executive Board. The Executive Board shall meet as and when dictated by the Company's interests. Meetings shall be called by the Chairman or at least half of the members, at the registered office, or any other place stated in the notice of meeting. The agenda can only be set at the time of the meeting. The Chairman of the Executive Board shall chair meetings. The Executive Board shall appoint a secretary, who need not be a member of the Board.

Executive Board decisions must be approved by a majority of members, and voting by proxy is prohibited. In the event of a tie, the Chairman shall cast the deciding vote. The deliberations shall be recorded in a special minutes book, which shall be signed by the Board members who attended.

The Executive Board is vested with the broadest powers to act in all circumstances in the Company's name with regard to third parties, within the scope of the Company's corporate purpose and subject to the restrictions expressly attributed by law to the Supervisory Board and Shareholders' Meetings.

However, the following decisions of the Executive Board are subject to the prior authorization of the Supervisory Board:

— issues of any kind of investment securities liable to entail a change in the share capital;

— material decisions to establish foreign operations, directly by the creation of companies, or direct or indirect subsidiaries, or by the acquisition of interests, or decisions to close these establishments;

— material operations likely to affect the Group's strategy or modify its financial structure or the scope of its activity.

The Executive Board is responsible for assessing the materiality of decisions or operations.

The Executive Board shall obtain authorization from the Supervisory Board for any of the following transactions exceeding €40 million:

— acquisition or disposal of property;

— acquisition or disposal of interests in any existing or future company, involvement in the creation of any company, group or organization, subscription to any issue of shares, partnership shares, or bonds, excluding cash transactions;

— any exchange, with or without balancing cash adjustments, relating to assets or securities, excluding cash transactions;

— in the event of litigation, signature of any agreement and transaction, acceptance of any settlement;

— collateral on Company assets.

Likewise, the Executive Board shall obtain authorization from the Supervisory Board for any of the following transactions exceeding €150 million:

— the granting or contracting of any loan, credit or advance;

— the acquisition or disposal of any receivable by any means.

The Supervisory Board's authorization shall also be obtained whenever the Executive Board grants, in the Company's name, a surety bond, endorsement or financial guarantee exceeding the overall limit or maximum amount set annually by the Supervisory Board for each authorized commitment.

The Executive Board shall report annually to the Supervisory Board on the use made of such authorizations.

The Executive Board shall convene all Shareholders' Meetings, draw up the agendas for these meetings and implement their decisions.

The Executive Board shall submit a report to the Supervisory Board on a quarterly basis at minimum. In the three months following the end of each fiscal year, the Executive Board shall also present, for verification and control purposes, the Company and consolidated financial statements, and the management report to be submitted to the Shareholders' Meeting called to approve the financial statements for the year then ended.

Lastly, the Executive Board shall submit the forecast management documents and related reports to the Supervisory Board within eight days of their preparation.

The Supervisory Board shall determine the method and amount of remuneration for each Executive Board member, and set the number, and terms and conditions of any share subscription or purchase options to be allocated.

An Executive Board member cannot be appointed Chief Executive Officer or sit on the Executive Board of a non-Group company without the authorization of the Supervisory Board.

Any natural person appointed to a new corporate office, who should find himself in violation of the above paragraph, shall resign from the conflicting corporate office within three months of his appointment.

Upon expiration of this deadline, the person shall be deemed to have resigned from the new corporate office and shall refund the remuneration received. The validity of the deliberations in which the person took part shall not be challenged. The same holds true when an Executive Board member has not obtained the authorization stipulated in the above paragraph.

The above paragraph applies to the combined corporate offices of Chairman of the Board of Directors, Executive Board member and Chief Executive Officer.

21.2.2.2. Supervisory Board

The Executive Board is supervised by a Supervisory Board comprised of at least three members and no more than eighteen members, subject to any temporary exemption in the event of a merger, including, where applicable, representatives of employee shareholders and representatives of the State appointed pursuant to Article 12 of the Law of July 25, 1949. Members are appointed from natural persons or legal entities that are shareholders by the Ordinary Shareholders' Meeting, which may remove them from office at any time.

Legal entities appointed to the Supervisory Board shall appoint a permanent representative who shall be subject to the same terms and obligations applicable to a regular Board member.

When a legal entity dismisses its permanent representative, it shall immediately appoint a replacement. The same is true in the event of the death or resignation of the permanent representative.

Members of the Supervisory Board may not sit on the Executive Board. Should a Supervisory Board member be appointed to the Executive Board, his Supervisory Board corporate office shall end upon the commencement of his new duties.

Pursuant to the Articles of Association, each Supervisory Board member, other than a State representative, shall own at least twenty ordinary shares during their term of office. All such shares are registered shares. However, during its meeting on June 23, 2005, the Supervisory Board decided that corporate officers should hold, if not already the case, 1,500 Company shares at December 31, 2008 based on the following timetable: a minimum of 375 shares at December 31, 2005, 750 shares at the end of 2006, 1,025 shares at the end of 2007.

Members of the Supervisory Board are appointed for a term of six years, subject to renewal and the following restrictions:

The number of Supervisory Board members in office over the age of 70 shall not exceed one third of the active Board members, rounded up to the nearest whole number of members.

Should this limit be exceeded, the Supervisory Board shall select the members who shall be deemed to resign, on the understanding that those members holding or who have held the office of Chairman or Vice-Chairman of the Supervisory Board shall be the last to resign.

Should one third of the Supervisory Board members be over the age of 70 and should each of them have held the office of Chairman or Vice-Chairman of the Supervisory Board, the eldest member shall be deemed to resign.

Non-compliance with the one-third threshold with respect to Supervisory Members over the age of 70, shall be assessed each year during the last meeting of the Supervisory Board preceding the end of the calendar year. During this meeting, the Board shall designate the member or member(s) who shall be deemed to resign at December 31 of the current year and, if necessary, co-opt on a temporary basis, with effect from January 1 of the following year, new members to replace outgoing members.

Such new members shall only be appointed for the remainder of their predecessors' term of office.

They may be re-elected, subject to compliance with the aforementioned age limits.

In the event of a Board vacancy due to death or resignation or any reason covered by the prevailing legal or regulatory provisions, for one or more seats, the Supervisory Board may, between two Shareholders' Meetings, appoint temporary replacements. Such appointments shall be made within three months of the date of the vacancy when the number of members is lower than the minimum stipulated in these Articles of Association, without falling below the legal minimum. Should there be less than three Supervisory Board members, the Executive Board shall immediately convene an Ordinary Shareholders' Meeting to fill the Board vacancies.

The Supervisory Board shall elect a Chairman and Vice-Chairman responsible for convening and chairing meetings from those of its members who are natural persons. They shall perform their duties during their terms of office as Supervisory Board members.

The Board shall determine their remuneration, as applicable.

The Chairman shall inform the statutory auditors of agreements concluded between the Company and an Executive Board or Supervisory Board member and, more generally, any agreement covered by Article L.225-86 of the French Commercial Code.

The appointments of the Chairman and Vice-Chairman shall end no later than at the end of the first Ordinary Shareholders' Meeting following the date they reach the age of 70. However, at the meeting following the Ordinary Shareholders' Meeting, the Supervisory Board may, on one or more occasions, extend the age limit for a maximum of three years in total. The Board may appoint a secretary, who need not be a shareholder.

Duties and powers of the Supervisory Board

1 — The Supervisory Board exercises permanent supervision over the Executive Board's management of the Company in accordance with Article L. 225-68 of the French Commercial Code. Accordingly, the Supervisory Board conducts verifications and controls it deems appropriate and obtains those documents it considers useful for the fulfillment of its duties.

2 — The Supervisory Board may, within the limits that it sets, authorize the Executive Board to sell real property, or equity investments in whole or in part, and to provide security, surety bonds, endorsements and guarantees on behalf of the Company. Such authorization shall be accompanied by a delegation right. The Company cannot claim the absence of authorization with regard to third parties, unless the Company can prove that such parties had knowledge thereof or could not be unaware thereof. Notwithstanding the aforementioned provisions, the Executive Board may be authorized to grant, with respect to tax and customs authorities, security, endorsements or guarantees on behalf of the Company, in unlimited amount.

3 — It authorizes the agreements covered by Article L. 225-86 of the French Commercial Code.

4 — It submits its observations on the Executive Board's report, and the financial statements to the annual Ordinary Shareholders' Meeting.

5 — It decides on the transfer of the registered office in the same *département* or in a neighboring *département*, provided that such decision is ratified by the next Ordinary Shareholders' Meeting.

6 — The Supervisory Board may grant one or more of its members any special mandates for one or more specific purposes.

Supervisory Board members are entitled to attendance fees for which the value is set by the Shareholders' Meeting and maintained until otherwise decided. The Board distributes these fees among its members as it sees fit.

Advisors to the Board (Censeurs)

The Supervisory Board may appoint a maximum of two non-voting Board advisors (*Censeurs*) chosen for their expertise, who shall be natural persons and may or may not be shareholders. These advisors shall advise and inform the Supervisory Board. They shall attend Supervisory Board meetings in an advisory capacity, and may not be represented if they are unable to attend.

They are bound by the same confidentiality obligations as the Supervisory Board members.

They are appointed for four years.

The age limit for Board advisors is 66. Any Board advisor who reaches this age shall be deemed to resign.

Board advisors may receive remuneration, to be drawn from the attendance fees allocated to Supervisory Board members.

21.2.3. Rights and restrictions attached to each category of existing share

Each share shall grant its owner a fraction of the company's assets, income and liquidation surplus, in proportion to the share of capital it represents.

All shares making up or that will make up the share capital shall always be treated as fungible for tax expenses. As a consequence, all taxes and duties that, for any reason whatsoever, might, for the redemption of the capital of these shares, become payable for some of them only during the Company's existence or upon its liquidation, shall be allocated between all of the shares making up the capital during this redemption so that all new or future shares grant their owners, while taking account, if need be, of the

nominal and unredeemed amount of the shares and the rights of various share classes, the same actual benefits, by granting them entitlement to receive the same net amount.

Whenever several shares must be owned to exercise a particular right, the holder of single shares or of fewer shares than the required number, shall have no right against the Company. In such a case, shareholders shall make it their business to gather together the required number of shares.

21.2.4. Actions necessary to modify shareholder rights

Pursuant to the law, shareholder rights can only be modified through an amendment to the Articles of Association approved by an Extraordinary Shareholders' Meeting.

21.2.5. Shareholders' Meetings

Shareholders' Meetings shall be convened by the Executive Board in accordance with the law.

The right to attend Shareholders' Meetings is conditional upon:

- registration, for holders of registered shares, in the shareholders' register;
- deposit, for the holders of bearer shares, at the places specified in the notice of meeting, of the bearer shares or of a certificate of deposit issued by the bank, financial institution or stockbroker that holds said shares, or of a certificate from the authorized intermediary stating that the shares registered in the account are blocked up until the date of the Meeting.

These formalities must be completed at least five days prior to the date of the Meeting.

A shareholder may always be represented at Shareholders' Meetings by the spouse or by another shareholder.

The proxy granted by a shareholder in order to be represented at a Shareholders' Meeting must be signed by the shareholder and specify his surname, usual first name and address.

The proxy may designate by name a representative, who may not be replaced by another person.

21.2.6. Provisions of the issuer's incorporating instrument, Articles of Associations, charter or regulations that could delay, postpone or prevent a change in its control

None.

21.2.7. Disclosure thresholds

Article 14 of the Articles of Association specifies that "all shareholders, acting alone or in concert with others, who hold a fraction of the capital and voting rights equal to or exceeding 2.5% of the Company's capital or to any whole multiple of 2.5% must inform the Company. This obligation is incumbent on shareholders as from a threshold of 5% ownership of the Company's capital and up to 32.5%."

The shareholders concerned must notify the Company, by registered letter with acknowledgement of receipt, and within five trading days after exceeding the ownership threshold, of the total number of shares and voting rights they own and the number of securities granting access to the capital at a later date. In the same way, the Company must be notified when a shareholding drops below one of the whole multiples of 2.5% provided for above.

In the event of non-compliance with the obligation to provide information as stipulated under the Articles of Association, the shares or voting rights that exceed the fraction that should have been declared shall, at the request of one or more shareholders holding at least 5% of the Company's share capital, lose the voting right as long as the situation has not been rectified and for a two-year period following the date of such rectification. Such request shall be duly recorded in the minutes of the Shareholders' Meeting.

21.2.8. Terms and conditions governing changes in share capital

None

22. MAJOR CONTRACTS

Refer to Section 19.2 of this document for a description of the agreement entered into with the French State in regard to strategic assets and subsidiaries.

23. INFORMATION FROM THIRD PARTIES, DECLARATIONS FROM EXPERTS AND DECLARATIONS OF INTEREST

Not applicable.

24. DOCUMENTS AVAILABLE TO THE PUBLIC

All Company legal documents to be made available to shareholders in accordance with the applicable regulations may be consulted at the registered office, 2 Boulevard du Général Martial Valin, 75015 Paris.

SAFRAN provides its shareholders with a wide range of tools for the communication of regular, transparent and accessible information on the Group, its activities and its results.

They are thus made aware of information the Group has published over the last 12 months:

— press releases, reference documents and declarations sent to the AMF may be consulted on the www.amf-france.org website.

— documents published in the Bulletin des Annonces Légales Obligatoires (BALO) may be consulted on the www.balo.journal-officiel.gouv.fr website

— the Group website contains all the public information (www.safran-group.com): analytical presentations, financial news releases, reference documents (five-year history).

25. INFORMATION ON INVESTMENTS

Not applicable.

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02

www.safran-group.com

END